Exhibit 99.1

AMENDED AND RESTATED CREDIT AND GUARANTY AGREEMENT

Dated as of September 16, 2022

by and among

QHM HOLDINGS INC.,

as the Borrower,

THE GUARANTORS FROM TIME TO TIME

PARTY HERETO,

CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY,

as Administrative Agent,

and

THE OTHER LENDERS PARTY HERETO

Arranged By: CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Sole Lead Arranger and Book Runner

Table of Contents

Page

ARTICLE 1 DEFINITIONS AND ACCOUNTING TERMS		1

1.01	Defined Terms	1
1.02	Other Interpretative Provisions	55
1.03	Accounting Terms	55
1.04	Rounding	56
1.05	Times of Day	56
1.06	Letter of Credit Amounts	56
1.07	Divisions	57
1.08	Interest Rates	57

ARTICLE 2 THE COMMITMENTS AND CREDIT EXTENSIONS		57

2.01	Loans	57
2.02	Borrowings, Conversions and Continuations of Loans	58
2.03	Letters of Credit and Letter of Credit Fees	60
2.04	Swingline Loans	67
2.05	Prepayments	69
2.06	Termination or Reduction of Total Delayed Draw Term Loan Commitments or Revolving Commitments	73
2.07	Repayment of Loans	74
2.08	Interest	75
2.09	Fees	76
2.10	Computation of Interest and Fees	76
2.11	Evidence of Debt	77
2.12	Payments Generally	77
2.13	Sharing of Payments	79
2.14	Handling of Proceeds of Collateral; Cash Dominion; Revolving Loan Account	79
2.15	Uncommitted Facilities Increase	82
2.16	Defaulting Lenders	87

ARTICLE 3 TAXES, YIELD PROTECTION AND ILLEGALITY		89

3.01	Taxes	89
3.02	Illegality	93
3.03	Inability to Determine Rate	94
3.04	Increased Cost and Reduced Return; Capital Adequacy	94

i

3.05	Funding Losses	95
3.06	Matters Applicable to all Requests for Compensation	95
3.07	Benchmark Replacement Setting; Conforming Changes	96
3.08	Survival	100

ARTICLE 4 CONDITIONS PRECEDENT TO CREDIT EXTENSIONS		101

4.01	Conditions of Initial Credit Extension	101
4.02	Conditions to all Credit Extensions	105
4.03	Satisfaction of Conditions	106

ARTICLE 5 REPRESENTATIONS AND WARRANTIES		107

5.01	Existence, Qualification and Power	107
5.02	Authorization; No Contravention	107
5.03	Governmental Authorization; Other Consents	107
5.04	Binding Effect	107
5.05	Financial Statements; No Material Adverse Effect	108
5.06	Litigation	108
5.07	No Default	109
5.08	Ownership of Property; Liens	109
5.09	Environmental Compliance	109
5.10	Insurance	110
5.11	Taxes	110
5.12	ERISA Compliance	110
5.13	Subsidiaries	111
5.14	Margin Regulations; Investment Company Act, Use of Proceeds	111
5.15	Disclosure	112
5.16	Compliance with Laws	112
5.17	Intellectual Property; Licenses, Etc.	112
5.18	Broker’s Fees	113
5.19	Labor Matters	113
5.20	Business Locations	113
5.21	Perfection of Security Interests in the Collateral	113
5.22	Solvency	113
5.23	Status as Senior Debt, Subordinated Debt Subordination	114
5.24	Material Contracts	114
5.25	Accounts	114

5.26	Holding Company Status	114
5.27	Patriot Act	114
5.28	OFAC	115
5.29	EEA Financial Institutions	115
5.30	Flood Zone	115
5.31	Healthcare Authorizations and Accreditations	115
5.32	HIPAA/HITECH Compliance	115
5.33	Reimbursement; Third-Party Payors	116
5.34	Other Healthcare Regulatory Matters	116
5.35	Compliance with Healthcare Laws	116
5.36	Compliance of Products	118
5.37	Inventory Suppliers	120

ARTICLE 6 AFFIRMATIVE COVENANTS		121

6.01	Financial Statements	121
6.02	Certificates; Other Information	122
6.03	Notices	124
6.04	Payment of Obligations: Tax Returns	125
6.05	Preservation of Existence, Material Contracts, Etc.	125
6.06	Maintenance of Properties	126
6.07	Maintenance of Insurance	127
6.08	Compliance with Laws	127
6.09	Books and Records	127
6.10	Inspection Rights	128
6.11	Use of Proceeds	128
6.12	Additional Subsidiaries	129
6.13	ERISA Compliance	129
6.14	Pledged Assets	129
6.15	Covenant with Respect to Environmental Matters	130
6.16	Covenants with Respect to Real Property	131
6.17	Lenders Annual Meetings and Quarterly Teleconferences	132
6.18	Post-Closing Covenants	132
6.19	Interest Rate Protection	132
6.20	Patriot Act; OFAC	132
6.21	Landlord and Warehouse Agreements; Cloud Assignment Agreements	132

6.22	[Reserved]	133
6.23	Inventory	133
6.24	Primary Treasury Management	133
6.25	Licenses	134
6.26	Healthcare Operations	135

ARTICLE 7 NEGATIVE COVENANTS		136

7.01	Indebtedness	136
7.02	Liens	138
7.03	Investments	139
7.04	Fundamental Changes	140
7.05	Dispositions	141
7.06	Restricted Payments	142
7.07	Change in Nature of Business	142
7.08	Transactions with Affiliates and Insiders	142
7.09	Burdensome Agreements	142
7.10	Use of Proceeds	143
7.11	Amendments of Subordinated Debt; Amendments to Certain Agreements	143
7.12	Organization Documents; Fiscal Year; Legal Name, State of Formation and Form of Entity	144
7.13	Ownership of Subsidiaries	144
7.14	Sale and Leaseback Transactions	144
7.15	Limitations on Ultimate Parent, Holdings and Quipt	144
7.16	Account Control Agreements; Bank Accounts	144
7.17	Management Agreement	145
7.18	Healthcare Matters	145

ARTICLE 8 FINANCIAL COVENANTS		146

8.01	Financial Covenants	146

ARTICLE 9 EVENTS OF DEFAULT AND REMEDIES		147

9.01	Events of Default	147
9.02	Remedies upon Event of Default	151
9.03	Collections of Rents and Profits by Receiver or Administrative Agent	152
9.04	Application of Funds	152
9.05	Loan Parties Right to Cure	153

ARTICLE 10 GUARANTY		155

10.01	The Guaranty	155

10.02	Obligations Unconditional	155
10.03	Reinstatement	156
10.04	Waivers	157
10.05	Remedies	157
10.06	Contribution by Guarantors	158
10.07	Guarantee of Payment; Continuing Guarantee	158
10.08	Subordination of Other Obligations	158
10.09	Qualified ECP Guarantors	159

ARTICLE 11 THE ADMINISTRATIVE AGENT		159

11.01	Appointment and Authorization of Administrative Agent	159
11.02	Delegation of Duties	160
11.03	Liability of Administrative Agent	160
11.04	Reliance by Administrative Agent	161
11.05	Notice of Default	162
11.06	Credit Decision; Disclosure of Information by Administrative Agent	162
11.07	Indemnification of Administrative Agent	163
11.08	Administrative Agent in its Individual Capacity	163
11.09	Successor Administrative Agent	164
11.10	Administrative Agent May File Proofs of Claim	164
11.11	Collateral and Guaranty Matters	165
11.12	Other Agents; Arrangers and Managers	166
11.13	Additional Secured Parties	166
11.14	Exclusive Right to Enforce Rights and Remedies	167
11.15	Flood Laws	167
11.16	Banking Services Obligations/Hedging	168
11.17	Certain ERISA Matters	168
11.18	Erroneous Payments	169

ARTICLE 12 MISCELLANEOUS		173

12.01	Amendments, Etc.	173
12.02	Notices and Other Communications; Facsimile Copies	175
12.03	No Waiver; Cumulative Remedies	177
12.04	Attorney Costs, Expenses	177
12.05	Indemnification by the Loan Parties	178
12.06	Payments Set Aside	179

v

12.07	Successors and Assigns	179
12.08	Confidentiality	184
12.09	Set-off	186
12.10	Interest Rate Limitation	186
12.11	Counterparts	187
12.12	Integration	187
12.13	Survival of Representations and Warranties	187
12.14	Severability	187
12.15	Replacement of Lenders	188
12.16	Governing Law	188
12.17	Waiver of Right to Trial by Jury	189
12.18	USA Patriot Act Notice	189
12.19	Nonliability of Lenders	190
12.20	Acknowledgment and Consent to Bail-In of Affected Financial Institutions	191
12.21	Acknowledgement Regarding Any Supported QFCs	192

ARTICLE 13 APPOINTMENT OF THE BORROWER REPRESENTATIVE; JOINT AND SEVERAL LIABILITY OF THE BORROWERS; SUBORDINATION		193

13.01	Borrower Representative	193
13.02	Joint and Several Liability of Borrowers	193
13.03	Subordination to Payment of Obligations	197
13.04	Effect of Amendment and Restatement	198

SCHEDULES

1.01 (a) Existing Letters of Credit
1.01(b)	Excluded Accounts
2.01	Commitments and Pro Rata Shares
4.01	Subordinated Indebtedness
5.10	Insurance
5.13	Capitalization
5.17	IP Rights
5.20(a)	Locations of Real Property
5.20(b)	Locations of Tangible Personal Property
5.20(c)	Locations of Chief Executive Office
5.24	Material Contracts
5.25	Accounts
5.36(a)	Compliance of Products
5.36(b)	Required Healthcare Authorizations
5.37	Inventory Suppliers
6.18	Post-Closing Covenants
7.01	Indebtedness Existing on the Closing Date
7.02	Liens Existing on the Closing Date
7.03	Investments Existing on the Closing Date
12.02	Certain Addresses for Notices

EXHIBITS

A-1	Form of Loan Notice
A-2	Form of Swingline Loan Notice
B-1	Form of Revolving Note
B-2	Form of Term Note
B-3	Form of Swingline Note
C	Form of Compliance Certificate
D-1	Form of Assignment and Assumption Agreement
D-2	[Reserved]
E	Form of Solvency Certificate
F	[Reserved]
G-1	Form of U.S. Tax Compliance Certificate
G-2	Form of U.S. Tax Compliance Certificate
G-3	Form of U.S. Tax Compliance Certificate
G-4	Form of U.S. Tax Compliance Certificate

AMENDED AND RESTATED CREDIT AND GUARANTY AGREEMENT

This AMENDED AND RESTATED CREDIT AND GUARANTY AGREEMENT is entered into as of September 16, 2022 among, QHM HOLDINGS INC., a Delaware corporation (“Quipt”) and such other Persons joined hereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors (as hereinafter defined) from time to time party hereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders (as hereinafter defined) from time to time party hereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY (“CIT”), as Administrative Agent.

Administrative Agent and certain lenders have previously established credit facilities in favor of Borrowers pursuant to that certain Credit and Security Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”), dated as of September 18, 2020, by and among Quipt and each of the Persons signatory thereto and named on Schedule 1 thereto as a borrower, Holdings, as a guarantor, certain lenders party thereto, and CIT (f/k/a CIT Bank, N.A.), as administrative agent.

The Borrowers have requested that the Lenders agree to certain modifications to the Existing Credit Agreement and to provide $110,000,000 in credit facilities for the purposes set forth herein and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND ACCOUNTING TERMS

1.01            Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“3-Month Adjusted Term SOFR” means, for any day, the greater of (i) the rate per annum equal to the rate determined by Administrative Agent to be Adjusted Term SOFR with a tenor equivalent to three (3) months, in effect on such day (or if such day is not a U.S. Government Securities Business Day, the first preceding U.S. Government Securities Business Day, so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to the determination day), and (ii) the Floor.

“Account Migration Completion Date” means three hundred and sixty-five (365) days following the Closing Date (or such later date as agreed to in writing by Administrative Agent as determined in its sole discretion).

“Accounts” means all of the Loan Parties’ present and future: (a) accounts (as defined in the UCC); (b) instruments, documents, chattel paper (including electronic chattel paper) (all as defined in the UCC); (c) reserves and credit balances arising in connection with or pursuant to this Agreement; (d) guaranties; (e) other supporting obligations, payment intangibles and letter of credit rights (all as defined in the UCC); (f) property, including notes and deposits, of the Loan Parties’ account debtors securing the obligations owed by such account debtors to the Loan Parties; and (g) all proceeds of any of the foregoing.

“Accrediting Organization” means any Person from which any Borrower has received an accreditation as of the Closing Date or thereafter.

“Acquisition”, by any Person, means the acquisition by such Person, in a single transaction or in a series of related transactions, of (a) all or substantially all of the Property of another Person, (b) all or a portion of a division or operating group of another Person, or (c) the Capital Stock of another Person constituting all (other than directors’ qualifying Capital Stock, if applicable) or a majority of the Capital Stock of such Person, in each case whether or not involving a merger or consolidation with such other Person and whether for cash, property, services, assumption of Indebtedness, securities or otherwise.

“Additional Lender” has the meaning specified in Section 2.15(d).

“Additional Titled Agent” has the meaning specified in Section 11.12.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation, plus (b) the Term SOFR Adjustment. In no event shall Adjusted Term SOFR equal less than the Floor with respect to the Initial Term Loans, the Delayed-Draw Term Loans and the Revolving Loans.

“Administrative Agent” means CIT or any successor thereof in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Bank Account” means an account maintained with the Administrative Agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 12.02 or such other address or account as the Administrative Agent may from time to time notify the Borrowers and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent-Related Persons” means the Administrative Agent, together with its Affiliates, and its Approved Funds, and the officers, directors, employees, agents, advisors, auditors and Controlling Persons and attorneys-in-fact of such Persons, Affiliates and Approved Funds, provided, however, that no Agent-Related Person shall be deemed an Affiliate of the Borrowers or the Guarantors.

“Aggregate Payments” has the meaning specified in Section 10.06.

“Agreement” means this Amended and Restated Credit and Guaranty Agreement.

“Applicable Margin” means with respect to the Loans and the Letters of Credit, the following percentages per annum, based upon the Consolidated Total Net Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b):

			Initial Term Loan		Revolving Loans			Delayed Draw Term Loan
Pricing Level	Consolidated Total Net Leverage Ratio	Letters of Credit	Term SOFR Loans	Base Rate Loans	Term SOFR Loans	Base Rate Loans	Swingline Loans	Term SOFR Loans	Base Rate Loans
1	≥ 2.0 to 1.0	2.75%	2.75%	1.75%	2.75%	1.75%	1.75%	2.75%	1.75%
2	≥ 1.5 to 1.0 but < 2.0 to 1.0	2.50%	2.50%	1.50%	2.50%	1.50%	1.50%	2.50%	1.50%
3	≥ 1.0 to 1.0 but < 1.5 to 1.0	2.25%	2.25%	1.25%	2.25%	1.25%	1.25%	2.25%	1.25%
4	< 1.0 to 1.0	2.00%	2.00%	1.00%	2.00%	1.00%	1.00%	2.00%	1.00%

Any increase or decrease in the Applicable Margin resulting from a change in the Consolidated Total Net Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is required to be delivered to the Administrative Agent pursuant to Section 6.02(b), provided, that if a Compliance Certificate is not delivered to the Administrative Agent when due in accordance with such Section, then Pricing Level 1 shall apply as of the first Business Day after the date on which such a Compliance Certificate was required to have been delivered and shall continue to apply until the first Business Day immediately following the date a Compliance Certificate is delivered to the Administrative Agent in accordance with Section 6.02(b), whereupon the Applicable Margin shall be adjusted based upon the calculation of the Consolidated Total Net Leverage Ratio contained in such Compliance Certificate. Notwithstanding the foregoing, the Applicable Margin in effect from the Closing Date through the first Business Day immediately following the date a Compliance Certificate is required to be delivered to the Administrative Agent pursuant to Section 6.02(b) for the Fiscal Year ending September 30, 2022 (such time period the “Initial Applicable Period”) shall be set at Pricing Level 4; provided that, in the event that such Compliance Certificate demonstrates a Consolidated Total Net Leverage Ratio that would have led to the application of a higher Applicable Margin for the Initial Applicable Period than the Applicable Margin applied for such Applicable Period, then (i) the Applicable Margin for such Initial Applicable Period shall be the Applicable Margin corresponding to the information disclosed on such Compliance Certificate, and (ii) the Borrowers shall immediately pay to the Administrative Agent the accrued additional interest owing as a result of the application of such increased Applicable Margin for the Initial Applicable Period, which payment shall be promptly applied by the Administrative Agent. Further, in the event that (a) any financial statement delivered pursuant to Section 6.01(a) or (b) or Compliance Certificate delivered pursuant to Section 6.02(b) is shown to be inaccurate and (b) such inaccuracy if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (i) the Borrowers shall immediately deliver to the Administrative Agent a corrected Compliance Certificate for such Applicable Period, (ii) the Applicable Margin for such Applicable Period shall be the Applicable Margin corresponding to the information disclosed on the corrected Compliance Certificate, and (iii) the Borrowers shall immediately pay to the Administrative Agent the accrued additional interest owing as a result of the application of such increased Applicable Margin for such Applicable Period, which payment shall be promptly applied by the Administrative Agent. The rights of the Administrative Agent set forth above shall survive the Termination Date and are in addition to rights of the Administrative Agent and Lenders with respect to Sections 2.08 and 9.02 and other of their respective rights under this Agreement.

“Applicable Period” has the meaning specified in the definition of “Applicable Margin”.

“Approved Bank” has the meaning specified in the definition of “Cash Equivalents”.

“Approved Fund” means (a) any Person (other than a natural person) engaged in making, purchasing, holding, or investing in commercial loans and similar extensions of credit and that is advised, administered, or managed by a Lender, an Affiliate of a Lender (or an entity or an Affiliate of an entity that administers, advises or manages a Lender); (b) with respect to any Lender that is an investment fund, any other investment fund that invests in loans and that is advised, administered or managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor; and (c) any third party which provides “warehouse financing” to a Person described in the preceding clause (a) or (b) (and any Person described in said clause (a) or (b) shall also be deemed an Approved Fund with respect to such third party providing such warehouse financing).

“Arranger” means CIT Bank, a division of First-Citizens Bank & Trust Company, in its capacity as sole lead arranger and book runner.

“Assignment and Assumption” means an Assignment and Assumption Agreement substantially in the form of Exhibit D-1.

“Attorney Costs” means and includes all reasonable, documented and out-of-pocket fees, expenses and disbursements of any law firm or other external counsel.

“Attributable Indebtedness” means, on any date, in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS.

“Audited Pre-Closing Financial Statements” means the audited consolidated balance sheet of the Consolidated Group for the Fiscal Year ended September 30, 2021, and the related consolidated statements of income or operations, shareholders’ equity and cash flows of the Consolidated Group for such Fiscal Year, including the notes thereto.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Banking Services” mean each and any of the following banking services provided to any Loan Party by any Lender or any of its Affiliates (or, with respect to clause (a), introduced by, provided by, and/or such obligations guaranteed by, the Administrative Agent): (a) commercial credit cards, purchasing cards or other similar charge cards, (b) stored value cards and (c) treasury management services (including controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

“Banking Services Obligations” mean any and all obligations of the Loan Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of: (a) the Federal Funds Rate plus 1/2 of 1%; (b) the rate of interest in effect for such day as publicly announced from time to time by JPMorgan Chase Bank, N.A. as its “prime rate” in effect for such day; or (c) the most recently available 3-Month Adjusted Term SOFR (as adjusted by any Floor) plus 1.00%. The Base Rate is not necessarily the lowest rate of interest charged by Lenders in connection with extensions of credit. Any change in the Base Rate due to a change in the “prime rate” announced by JPMorgan Chase Bank, N.A., the Federal Funds Rate or 3-Month Adjusted Term SOFR shall be effective from and including the effective date of such change in the “prime rate” announced by JPMorgan Chase Bank, N.A., the Federal Funds Rate or 3-Month Adjusted Term SOFR, respectively.

“Base Rate Loan” means a Loan that accrues interest by reference to the Base Rate in accordance with the terms of this Agreement.

“Benchmark” has the meaning specified in Section 3.07.

“Benchmark Replacement” has the meaning specified in Section 3.07.

“Benchmark Replacement Date” has the meaning specified in Section 3.07.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower Materials” has the meaning specified in Section 12.02(e).

“Borrower Representative” means Quipt, in its capacity as the borrowing agent on behalf of itself and the Borrowers.

“Borrowers” has the meaning specified in the introductory paragraph hereto, together with any other Person joining this Agreement as a “Borrower” pursuant to Section 6.12 or otherwise.

“Borrowing” means (a) a borrowing consisting of simultaneous Loans (other than Swingline Loans) of the same Type and, in the case of Term SOFR Loans, having the same Interest Period made by the Lenders pursuant to Sections 2.01 and 2.02 or (b) a borrowing of a Swingline Loan made by Swingline Lender pursuant to Section 2.04.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to close under the Laws of either New York or the state where the Administrative Agent’s Office is located or, with respect to a Letter of Credit, the state where the L/C Issuer’s (or the Support Provider’s, as the case may be) office is located, and, if such day relates to Term SOFR, means any such day meeting the above requirements that is also a U.S. Government Securities Business Day.

“Businesses” means, at any time, a collective reference to the businesses operated by the Borrowers or any of their Subsidiaries at such time.

“Capital Expenditures” means, with respect to any Person, all expenditures which, in accordance with IFRS, would be required to be capitalized and shown on the balance sheet of such Person, including expenditures in respect of Capital Leases.

“Capital Lease” means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee which would, in accordance with IFRS, be required to be accounted for as a capital lease on the balance sheet of such person.

“Capital Stock” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interest in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Capitalized Inventory” means inventory held for sale or lease to customers of the Loan Parties (including without limitation, CPAP, BiPAP, oxygen concentrators and ventilators), which may be capitalized (including any Capital Leases related thereto) for financial reporting purposes.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent (or with and to a bank designated by the Administrative Agent to be held in a deposit account subject to a control agreement), for the benefit of the Administrative Agent (on behalf of itself, the Support Providers, L/C Issuers and the other Secured Parties), as collateral for the total Letter of Credit Liabilities or other contingent Obligations, cash or deposit account balances pursuant to documentation in form and substance satisfactory to the Administrative Agent, the Support Provider and the L/C Issuer, if the L/C Issuer is a Lender (which documents are hereby consented to by the Lenders). Derivatives of the term Cash Collateralize have corresponding meanings. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral.

“Cash Control Period” means the period of time commencing upon the occurrence of an Event of Default and the delivery by the Administrative Agent of a notice of control to the applicable financial institution and ending on the earlier of (a) the written waiver of such Event of Default by the Required Lenders, or (b) the Termination Date.

“Cash Equivalents” means, as of any date of determination, (a) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition, (b) Dollar denominated time deposits and certificates of deposit of (i) any Lender, (ii) any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000 or (iii) any bank whose short term commercial paper rating from S&P is at least A1 or the equivalent thereof or from Moody’s is at least P1 or the equivalent thereof (any such bank being an “Approved Bank”), in each case with maturities of not more than 270 days from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A1 (or the equivalent thereof) or better by S&P or P1 (or the equivalent thereof) or better by Moody’s and maturing within six months of the date of acquisition, (d) repurchase agreements entered into by any Person with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations and (e) Investments, classified in accordance with IFRS as current assets, in money market mutual funds (as defined in Rule 2(a).7 of the Investment Company Act) registered under the Investment Company Act of 1940, which are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing clauses (a) through (d).

“CCP” has the meaning set forth in Section 5.34.

“CFC” means a “controlled foreign corporation” as such term is defined in Section 957 of the Internal Revenue Code.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority. For purposes of this Agreement, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, guidelines and directives in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed to have been adopted and gone into effect after the date of this Agreement.

“Change of Control” means, at any time, (i) any “person” or “group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), shall become, or obtain rights (whether by means of warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than 50% of the Capital Stock of the Ultimate Parent entitled to vote for members of the board of directors or equivalent governing body of the Ultimate Parent; (ii)  Ultimate Parent, shall cease to beneficially own and control one hundred percent (100%) of the Capital Stock of Holdings, on a fully diluted basis; (iii) Holdings shall cease to beneficially own and control one hundred percent (100%) of the Capital Stock of Quipt, on a fully diluted basis; (iv) Quipt shall cease to beneficially own and control one hundred percent (100%) of the Capital Stock of each Subsidiary, on a fully diluted basis; or (v) a “Change of Control” or any term of similar effect, as defined in the document governing any Subordinated Indebtedness of any Loan Party.

“Change of Management” shall occur if Greg Crawford ceases for any reason (other than by reason of death, disability or termination for cause) to (i) act as either Chief Executive Officer or Chairman of Ultimate Parent, Holdings, and Quipt or (ii) otherwise be involved in the day to day operations of Ultimate Parent, Holdings, and Quipt, in each case to the extent a replacement of such officer reasonably acceptable to Administrative Agent is not appointed within a reasonable time thereafter not to exceed ninety (90) days (or such longer period as agreed to in writing by Administrative Agent as determined in its sole discretion); provided, however, any such change associated with or arising from a change in control of the Ultimate Parent shall not constitute a Change of Management.

“CIT” has the meaning specified in the introductory paragraph hereto.

“Class” means, (a) when used in reference to any Loan or Borrowing, whether such Loan, or the Loans comprising such Loans, are Revolving Loans, Term Loans, Incremental Revolving Commitments, Incremental Term Loans or Swingline Loans; and (b) when used with respect to the Lenders, whether such Lenders are Revolving Lenders or Term Loan Lenders.

“Closing Date” means September 16, 2022.

“Closing Date Facilities” has the meaning specified in Section 2.15(c)(i).

“CMS” means the Centers for Medicare & Medicaid Services or any Governmental Authority succeeding to any of its principal functions.

“Collateral” means, collectively, all real and personal Property (other than Excluded Property) with respect to which Liens in favor of the Administrative Agent are granted (or were intended to be granted) pursuant to and in accordance with the terms of the Collateral Documents.

“Collateral Assignment of Agreement” means any agreement executed by each of the applicable Loan Parties in favor of the Administrative Agent under and pursuant to which such Loan Parties collaterally assign to the Administrative Agent all of their respective rights and remedies to certain agreements.

“Collateral Documents” means, collectively, the Security Agreement, the Mortgage Instruments, the Landlord Agreements, the Collateral Assignments of Agreements, the Securities Account Control Agreement(s), the Deposit Account Control Agreement(s), the Pledge Registration and Control Agreement(s) and such other security documents as may be executed and delivered by the Loan Parties pursuant to the terms of Section 6.14 or otherwise to secure the Obligations.

“Collections” means with respect to any Account, all cash collections with respect to such Account.

“Commitment” means, as to each Lender, the Revolving Commitment and/or Term Loan Commitment, as applicable, set forth opposite such Lender’s name on Schedule 2.01 or in the Register, as applicable, as the same may be reduced or modified at any time and from time to time pursuant to the terms hereof.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.) and any successor statute, and any rule, regulation, or order promulgated thereunder.

“Compensation Period” has the meaning specified in Section 2.12(c)(ii).

“Compliance Certificate” means a certificate substantially in the form of Exhibit C.

“Conforming Changes” has the meaning specified in Section 3.07.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Capital Expenditures” means, for any period, for the Consolidated Group on a consolidated basis, all Capital Expenditures, as determined in accordance with IFRS, provided, that Consolidated Capital Expenditures shall not include (a) expenditures made with proceeds of any Involuntary Disposition to the extent such expenditures are used to purchase Property that is the same as or similar to the Property subject to such Involuntary Disposition or (b) Permitted Acquisitions.

“Consolidated Current Assets” means, as of any date of determination, for the Consolidated Group on a consolidated basis, the total assets that may properly be classified as current assets in conformity with IFRS, excluding cash and Cash Equivalents.

“Consolidated Current Liabilities” means, as of any date of determination, for the Consolidated Group on a consolidated basis, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total current liabilities” (or any like caption) on a balance sheet of the Consolidated Group (or any member thereof), but excluding all Loans then outstanding hereunder.

“Consolidated EBITDA” means, for any period for the Consolidated Group on a consolidated basis (without duplication), an amount equal to:

(A)	Consolidated Net Income for such period; plus

(B)	to the extent included in determining and not already added back in calculating such Consolidated Net Income, the sum (without duplication) of:

(i)	Consolidated Interest Charges for such period; plus

(ii)	the provision for federal, state, local and foreign income taxes payable by the Consolidated Group for such period; plus

(iii)	the amount of depreciation and amortization expense for such period; plus

(iv)	other non-cash charges, expenses or losses (provided, in each case, that if any non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and including amortization of any prepaid cash item that was paid in a prior period); plus

(v)	non-cash compensation expenses arising from the sale of Capital Stock, the granting of options to purchase Capital Stock, the granting of appreciation rights in respect of Capital Stock and similar arrangements for such period; plus

(vi)	in connection with any Permitted Acquisition or any Acquisition consummated prior to the Closing Date, all reasonable, out-of-pocket transaction fees, costs and expenses payable to third parties incurred during such period; provided, (A) to the extent Total Consideration for such Permitted Acquisition is less than $7,500,000, the amount added back with respect to any individual Permitted Acquisition shall not exceed $200,000, (B) to the extent Total Consideration for such Acquisition is equal to or exceeds $7,500,000, the amount added back with respect to any individual Permitted Acquisition shall not exceed 5.0% of the Total Consideration, (C) the aggregate amount added back during any period pursuant to the immediately preceding clauses (A) and (B) shall not exceed $4,000,0000, and (D) such fees, costs, and expenses were incurred within one hundred eighty (180) days of closing such Permitted Acquisition; plus

(vii)	the impairment of goodwill and other intangibles during such period; plus

(viii)	any other non-cash or one time charges agreed to in writing by Administrative Agent in its reasonable discretion; plus

(ix)	accretion expenses related to Indebtedness issuance costs; provided, the amount added back pursuant to this clause and clauses (x) and (xi) hereof shall not exceed $1,250,000 in the aggregate for any such period; plus

(x)	any losses from discontinued operations; provided, the amount added back pursuant to this clause and clauses (ix) and (xi) hereof shall not exceed $1,250,000 in the aggregate for any such period; plus

(xi)	Internal Revenue Code Section 338(h)(10) incurred in connection with any prior acquisition by the Consolidated Group; provided, the amount added back pursuant to this clause and clauses (ix) and (x) hereof shall not exceed $1,250,000 in the aggregate for any such period; plus

(xii)	non-recurring items such as restructuring, acquisition costs, severance and other items agreed to by the Administrative Agent in its reasonable discretion (provided, such items shall not exceed five percent (5.0%) of Consolidated EBITDA); plus

(xiii)	costs incurred during such period (such period not to exceed twelve (12) months) in connection with the one-time consolidation and integration of the Loan Parties’ medical billing systems; provided, (A) such costs shall only be added back for the twenty-four (24) month period beginning on the date written notice from the Borrower Representative has been delivered to the Administrative Agent confirming that such consolidation and integration has been initiated and (B) the amount added back pursuant to this clause (xiii) shall not exceed $2,000,000 in the aggregate during such twenty-four (24) month period; plus

(xiv)	fees, costs and expenses related to or incurred during such period in connection with entering into this Agreement and the other Loan Documents in an aggregate amount not to exceed $1,500,000; minus

(C)	to the extent included in calculating such Consolidated Net Income, the sum (without duplication) of:

(i)	Consolidated Interest Income; plus

(ii)	income tax credits (to the extent not netted from income taxes payable); plus

(iii)	any extraordinary, unusual or non-recurring income receipts or gains (including gains on the sale of assets outside the ordinary course of business) and related tax effects thereon; plus

(iv)	any gains from discontinued operations; plus

(v)	other non-cash income, receipts of gains (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period, all as determined in accordance with IFRS.

Notwithstanding the foregoing or anything to the contrary contained in this definition or the definition of Consolidated Net Income, in no event shall any lost revenues (or losses arising therefrom) resulting from any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to COVID-19 or other epidemiological conditions or pandemics (such as downturns in the financial markets or economic conditions generally resulting therefrom) be added back to (or not excluded from) Consolidated Net Income in the determination of Consolidated EBITDA or otherwise included as an increase to Consolidated Net Income or Consolidated EBITDA.

“Consolidated Fixed Charges” means, for any period for the Consolidated Group on a consolidated basis, an amount equal to the sum of, without duplication, (a) the cash portion of Consolidated Interest Charges for such period, plus (b) Consolidated Scheduled Funded Debt Payments for such period (excluding any payments in respect of Capital Leases of medical equipment made in such period), plus (c) Restricted Payments paid in cash during such period, plus (d) the amount of all scheduled fees to be paid to Administrative Agent and the Lenders for such period, all as determined in accordance with IFRS.

“Consolidated Fixed Charges Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated EBITDA for the period of the four (4) Fiscal Quarters most recently ended less the sum of (i) Consolidated Unfinanced Capital Expenditures made in such period, (ii) taxes, along with any tax distributions, paid in cash for such period, and (iii) payments in respect of Capital Leases of medical equipment made in such period to (b) Consolidated Fixed Charges for such period.

“Consolidated Funded Indebtedness” means Funded Indebtedness of the Consolidated Group on a consolidated basis determined in accordance with IFRS.

“Consolidated Group” means the Ultimate Parent and its Subsidiaries, all of which are Loan Parties (excluding Ultimate Parent); provided, any reference herein to the Consolidated Group and their financial statements, results of operations or similar provisions shall not under any circumstances include the operating results of any entity that is not a Loan Party at such time.

“Consolidated Interest Charges” means, for any period, the interest expense (including any rent expense for such period under Capital Leases that is treated as interest in accordance with IFRS) of the Consolidated Group for such period with respect to all outstanding Indebtedness of the Consolidated Group (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, net costs under Hedge Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with IFRS, and all amounts owed pursuant to Section 2.08(a) and (b)), determined on a consolidated basis in accordance with IFRS.

“Consolidated Interest Income” means, for any period, the interest income of the Consolidated Group for such period, determined on a consolidated basis in accordance with IFRS.

“Consolidated Net Income” means, for any period for the Consolidated Group on a consolidated basis, the net income of the Consolidated Group for such period as determined in accordance with IFRS, provided that there shall be excluded from Consolidated Net Income (a) the income (or deficit) of any Person (other than a Subsidiary of a Borrower) in which a Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by such Borrower or such Subsidiary in the form of cash dividends or similar cash distributions, and (b) the undistributed earnings of any Subsidiary of the Borrower to the extent that the declaration of payment or dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation, governing document or Law applicable to such Subsidiary.

“Consolidated Scheduled Funded Debt Payments” means, for any period for the Consolidated Group on a consolidated basis, the sum of all scheduled payments of principal on Consolidated Funded Indebtedness scheduled to be paid during such period, as determined in accordance with IFRS. For purposes of this definition, payments of principal scheduled to be paid (a) shall be determined without giving effect to any reduction of such scheduled payments resulting from the application of any voluntary or mandatory prepayments made during the applicable period, (b) shall be deemed to include the Attributable Indebtedness in respect of Capital Leases, Synthetic Leases and Sale and Leaseback Transactions, (c) shall not include any voluntary or mandatory prepayments made pursuant to Section 2.05 hereof, and (d) shall be determined without giving effect to the Following Business Day Convention.

“Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) (i) Consolidated Funded Indebtedness as of such date minus (ii) the aggregate amount of Unrestricted Cash as of such date in an aggregate amount not to exceed $5,000,000 to (b) Consolidated EBITDA for the period of the four (4) Fiscal Quarters most recently ended.

“Consolidated Unfinanced Capital Expenditure” means any Consolidated Capital Expenditure to the extent not financed with Funded Indebtedness within ninety (90) days after the incurrence of the Capital Expenditure (excluding any Funded Indebtedness included as part of the determination of Revolving Exposure).

“Consolidated Working Capital” means, as at the date of determination, the excess or deficiency of Consolidated Current Assets over Consolidated Current Liabilities.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its Property is bound.

“Contributing Guarantors” has the meaning specified in Section 10.06.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote five percent (5%) or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

“Controlled Account” means each bank account that is established by the Borrowers or any other Loan Party with CIT or that is otherwise subject to a Deposit Account Control Agreement.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Cure Amount” has the meaning specified in Section 9.05.

“Cure Date” has the meaning specified in Section 9.05.

“Cure Right” has the meaning specified in Section 9.05.

“DEA” means the Drug Enforcement Administration of the United States of America and any successor agency thereof.

“Debenture”: means that certain C$15,000,000.00 convertible debenture as set forth in that certain Debenture Indenture dated as of March 7, 2019, by and between Ultimate Parent and Computershare Trust Company of Canada, as trustee.

“Debt Issuance” means the issuance of any Indebtedness by any Loan Party other than Indebtedness permitted under Section 7.01.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Excess” means, with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender’s Pro Rata Share of the aggregate outstanding principal amount of all Revolving Loans (calculated as if all Defaulting Lenders had funded their respective Pro Rata Shares of all Revolving Loans) over the aggregate outstanding principal amount of all Revolving Loans of such Defaulting Lender.

“Defaulting Lender” means any Lender that has at any time after the Closing Date (a) defaulted in its obligation under this Agreement to make a Revolving Loan , a Delayed Draw Term Loan or to fund its participation in any Letter of Credit, Support Agreement or Swingline Loan required to be made or funded by it hereunder within three Business Days of the date when due (unless such failure is the subject of a good faith dispute), (b) failed to pay over to the Administrative Agent or any Lender any other amount required to be paid by it hereunder within three (3) Business Days of the date when due (unless such failure is the subject of a good faith dispute), (c) notified the Administrative Agent or a Loan Party in writing that it does not intend to satisfy any such obligation or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under agreements in which it commits to extend credit generally, (d) failed within three (3) Business Days after the request of the Administrative Agent to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Revolving Loans , Delayed Draw Term Loans and participations in then outstanding Letters of Credit, Support Agreements and Swingline Loans, (e) (i) been (or has a parent company that has been) determined by any Governmental Authority having regulatory authority over such Person or its assets to be insolvent, or the assets or management of which has been taken over by any Governmental Authority, or (ii) become (or has a parent company that has become) the subject of a bankruptcy or insolvency proceeding under any Debtor Relief Laws, unless in the case of any Lender subject to this clause (e), the Borrowers, Administrative Agent, L/C Issuer, Support Provider and Swingline Lender shall each have determined that such Lender intends, and has all approvals required to enable it, to continue to perform its obligations as a Lender hereunder, or (f) become the subject of a Bail-In Action.

“Default Rate” means (a) when used with respect to Obligations other than Letter of Credit Fees and Term SOFR Loans, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Margin applicable to Base Rate Loans plus (iii) 2% per annum; (b) when used with respect to a Term SOFR Loan, an interest rate equal to (i) Adjusted Term SOFR applicable to such Term SOFR Loan plus (ii) the Applicable Margin applicable to Term SOFR Loans plus (iii) 2% per annum; and (c) when used with respect to Letter of Credit Fees, a rate equal to (i) the Applicable Margin then applicable to Letters of Credit plus (ii) 2% per annum, in all cases to the fullest extent permitted by applicable Laws. Interest accruing at the Default Rate shall be immediately payable upon demand.

“Delayed Draw Term Loan” has the meaning specified in Section 2.01(c).

“Delayed Draw Term Loan Availability Period” means, with respect to the Delayed Draw Term Loan Commitments, the period from and including first Business Day immediately following the Closing Date to the earliest of (a) Term Loan Maturity Date, (b) twenty-four (24) months following the Closing Date, and (c) the date of termination of the commitment of each Lender to make Loans pursuant to Section 9.02.

“Delayed Draw Term Loan Commitment” means, as to each Lender, its obligation to make its portion of the Delayed Draw Term Loan to the Borrowers pursuant to Section 2.01(c) and the other terms and conditions of this Agreement, in the principal amount set forth opposite such Lender’s name on Schedule 2.01, as such amounts may be adjusted from time to time in accordance with this Agreement. After advancing the Delayed Draw Term Loan, each reference to a Lender’s Delayed Draw Term Loan Commitment shall refer to that Lender’s Pro Rata Share of the Delayed Draw Term Loan. The initial aggregate amount of the Delayed Draw Term Loan Commitments is $85,000,000.

“Deposit Account Bank” means a United States depository institution acceptable to Administration Agent.

“Deposit Account Control Agreement” means an agreement among a Loan Party, a depository institution, and the Administrative Agent, which agreement is in a form reasonably acceptable to the Administrative Agent and which provides the Administrative Agent with “control” (as such term is used in Article 9 of the UCC) over the deposit account(s) described therein, and contains such other terms and conditions as Administrative Agent may require, including a requirement that such depository institution shall wire, or otherwise transfer, in immediately available funds, on a daily basis during a Cash Control Period, to the Administrative Agent’s Bank Account all funds received or deposited into such deposit account.

“Device Application” means a 510(k) premarket notification or premarket approval (PMA) application, as appropriate, as those terms are defined in the FDCA

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction and whether consummated in a single transaction or in a series of transactions and whether effected pursuant to a Division or otherwise) of any Property by any Loan Party or any Subsidiary (including the Capital Stock of any Subsidiary), including any Sale and Leaseback Transaction and including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith, provided that the term Disposition shall not include Equity Issuances.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security or any other Capital Stock into which it is convertible or for which it is exchangeable) or upon the happening of any event or condition, (i) matures or becomes mandatorily redeemable (other than solely for Capital Stock that is not Disqualified Capital Stock) pursuant to a sinking fund obligation or otherwise (except as a result of a customarily defined change of control or asset sale and only so long as any rights of the holders thereof after such change of control or asset sale shall be subject to the prior repayment in full of the Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) and the termination of all Commitments and Letters of Credit), (ii) becomes redeemable at the option of the holder thereof (other than solely for Capital Stock that is not Disqualified Capital Stock), in whole or in part, (iii) provides for mandatory scheduled payments of dividends in cash or (iv) becomes convertible into or exchangeable for indebtedness for borrowed money or any other Disqualified Capital Stock, in whole or in part, in each case on or prior to the date that is one hundred eighty (180) calendar days after the later of the Revolving Loan Maturity Date and the Term Loan Maturity Date at the time of issuance.

“Dividing Person” has the meaning assigned to it in the definition of “Division”.

“Division” means the division of the assets, liabilities and/or obligations of a Person (the “Dividing Person”) among two or more Persons (whether pursuant to a “plan of division” or similar arrangement), which may or may not include the Dividing Person and pursuant to which the Dividing Person may or may not survive.

“Dollar” and “$” mean the lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of any political subdivision of the United States.

“E-System” has the meaning specified in Section 12.04.

“Earn-Out Obligations” means, with respect to any Person, “earn-outs” and similar payment obligations of such Person.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 12.07(b)(iii) and (v) (subject to such consents, if any, as may be required under Section 12.07(b)(iii)).

“Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.), the Federal Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f to 300j-26 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and any other federal, state, local, foreign and other applicable statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions and common law relating to pollution, the protection of the environment, natural resources, human health or the release of any materials into the environment, including those related to Hazardous Materials, hazardous substances or wastes, indoor and outdoor air emissions, soil, groundwater, wastewater, surface water, stormwater, wetlands, sediment and discharges of wastewater to public treatment systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, losses, punitive damages, consequential damages, costs of environmental investigation and remediation, fines, penalties, indemnities or expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants)), of the Borrowers or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Issuance” means the issuance of Capital Stock by Ultimate Parent.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, and any successor thereto.

“ERISA Affiliate” means any corporation, trade or business (whether or not incorporated) under common control with a Borrower or any of its Subsidiaries within the meaning of Section 414(b) or (c) of the Internal Revenue Code (and Sections 414(m) and (o) of the Internal Revenue Code for purposes of provisions relating to Section 412 of the Internal Revenue Code). Any former ERISA Affiliate of a Borrower or any of its Subsidiaries shall continue to be considered an ERISA Affiliate within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of a Borrower or any of its Subsidiaries and with respect to liabilities arising after such period for which a Borrower or any of its Subsidiaries could be liable under the Internal Revenue Code or ERISA.

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to a Pension Plan (whether or not waived in accordance with Section 412(d) of the Internal Revenue Code) or the failure to make a required installment under Section 412(m) of the Internal Revenue Code with respect to a Pension Plan; (c) a withdrawal by a Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (d) a complete or partial withdrawal by a Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in insolvency pursuant to Section 4245 of ERISA; (e) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (g) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon a Borrower or any ERISA Affiliate; (h) the occurrence of an act or omission which could give rise to the imposition on a Borrower or any ERISA Affiliate of fines, penalties, taxes or related charges under Chapter 43 of the Internal Revenue Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Plan; (i) the assertion of a material claim (other than routine claims for benefits) (x) against any Plan, other than a Multiemployer Plan, or the assets thereof, or (y) against a Borrower or any ERISA Affiliate in connection with any Plan; (j) the failure of any Pension Plan (or any other Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; (k) the imposition of a Lien pursuant to Section 430(k) or 433(g) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan; (l) the commencement of any administrative investigation, audit or other administrative proceeding by the Department of Labor, IRS, PBGC or other Governmental Authority, including any voluntary compliance submission through the IRS’s Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program; (m) the occurrence of a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code; (n) the receipt by a Borrower or any of its ERISA Affiliates of notice from any Multiemployer Plan that it intends to terminate or has terminated, (o) a Pension Plan becomes subject to the at-risk requirements in Section 303 of ERISA or Section 430 of the Internal Revenue Code or (p) a Multiemployer Plan becomes subject to the requirements for plans in endangered or critical status under Section 305 of ERISA or Section 432 of the Internal Revenue Code.

“Erroneous Payment” has the meaning specified in Section 11.18(a).

“Erroneous Payment Deficiency Assignment” has the meaning specified in Section 11.18(d)(i).

“Erroneous Payment Impacted Class” has the meaning specified in Section 11.18(d)(i).

“Erroneous Payment Return Deficiency” has the meaning specified in Section 11.18(d)(i).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 11.18(e).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default” has the meaning specified in Section 9.01.

“Excess Cash Flow” means, with respect to the Consolidated Group on a consolidated basis, for any period: (a) without duplication, the sum of (i) Consolidated Net Income, (ii) decreases or minus increases (as the case may be) in Consolidated Working Capital, (iii) extraordinary or non-recurring gains or minus extraordinary or non-recurring losses (as the case may be) which are cash items, (iv) non-cash depreciation, non-cash amortization and other non-cash charges; minus (b) without duplication, the sum of: (i) Consolidated Unfinanced Capital Expenditures, and (ii) to the extent not taken into account in the calculation of Consolidated Net Income, the principal amortization paid in cash during such period with respect to Capital Leases.

“Excess Liquidity” means the sum of (a) Revolving Availability plus (b) the average daily balance (based on the preceding thirty (30) days) of Unrestricted Cash on deposit in the Loan Parties’ Controlled Accounts located within the United States.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Account” means (i) any deposit account that is used solely for payment of payroll, bonuses, other compensation and related expenses; provided, that, the aggregate balance on deposit at any time in such deposit accounts shall not exceed 105% of the amount to be applied for the pay period next ending; (ii) prior to the Account Migration Completion Date, any deposit account that is a local depository account for the deposit of funds by account debtors in the ordinary course of business, provided, that, (A) at any time that the aggregate balance on deposit in all Excluded Accounts described in this clause (ii) exceeds $1,500,000, the Loan Parties shall promptly (and in no case more than one (1) Business Day following the day on which such aggregate balance on deposit exceeds $1,500,000) transfer to a Controlled Account such amount necessary so that the remaining aggregate balance on deposit in all Excluded Accounts described in this clause (ii) shall be less than $500,000, and (B) the Excluded Accounts are listed on Schedule 1.01(b) and maintained with banks reasonably satisfactory to the Administrative Agent; or (iii) on and following the Account Migration Completion Date, any deposit account that is a local depository account for the deposit of funds by account debtors in the ordinary course of business, provided, that, (A) the aggregate balance on deposit at any time in all Excluded Accounts described in this clause (iii) shall not exceed $250,000 (or such greater amount approved by the Administrative Agent in its sole discretion) at any time and (B) the Excluded Accounts are listed on Schedule 1.01(b) (updated by the Borrower Representative as of the Account Migration Completion Date) and maintained with banks reasonably satisfactory to the Administrative Agent.

“Excluded Hedge Obligation” means, with respect to any Loan Party, any Hedge Obligation if, and to the extent that, all or a portion of the Loan Documents to which such Loan Party is party with respect to, or the grant by such Loan Party of a security interest to secure, such Hedge Obligation (or any Guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule or regulation promulgated thereunder (or the application or official interpretation of any provision thereof), after giving effect to any applicable guarantee or keepwell, support or other agreement, by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time any such Loan Document would otherwise have become effective with respect to such related Hedge Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guaranty or security interest is or becomes illegal.

“Excluded Property” means, with respect to any Loan Party (a) any owned or leased real or personal Property (other than Capital Stock) which is located outside of the United States unless requested by the Administrative Agent; (b) (i) any leasehold interest in Real Property and (ii) any fee owned Real Property for which the fair market value does not exceed $1,000,000; (c) any personal Property (other than motor vehicles, which are addressed in clause (h) below) in respect of which perfection of a Lien is not either (i) governed by the UCC or (ii) effected by appropriate evidence of the Lien being filed in either the United States Copyright Office or the United States Patent and Trademark Office, unless requested by the Administrative Agent; (d) any Property which, subject to the terms of Section 7.01(c), is subject to a Lien of the type described in Section 7.02(h) pursuant to documents which prohibit such Loan Party from granting any other Liens in such Property; (e) other than Accounts or any proceeds of the following, any contract, permit, agreement, lease, license or license agreement covering real or personal property if the grant of a security interest in such contract, permit, agreement, lease, license or license agreement or the asset subject to such contract, permit, agreement, lease, license or license agreement is prohibited by the terms of such contract, permit, agreement, lease, license or license agreement or by Law and would result in the termination of or give rise to a right to materially modify such contract, permit, agreement, lease, license or license agreement, but with respect to clauses (d) and (e) above, only to the extent that (x) any such prohibition would not be rendered ineffective pursuant to the UCC or any other applicable Law (including, if and when applicable, Debtor Relief Laws) or principles of equity and would require the consent a Person other than a Loan Party or its Affiliates to waive such prohibition and (y) such Lien documents, contract, agreement, lease, license or license agreement was not entered into in contemplation of circumventing any Loan Party’s obligation to pledge such contract or agreement as collateral security; (f) any United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, provided that upon submission and acceptance by the United States Patent and Trademark Office of an amendment to allege use pursuant to 15 U.S.C. Section 1060(a) (or any successor provision), such intent-to-use trademark application shall not be considered Excluded Property; (g) any particular asset, if the pledge thereof or the security interest therein is prohibited by applicable Law (but only for so long as such prohibition remains in effect), other than to the extent such prohibition is rendered ineffective under the UCC or other applicable Laws; (h) any unfinanced motor vehicle or other equipment subject to a certificate of title, but only to the extent that (x) the fair market value thereof is less than $50,000 individually or $1,000,000 in the aggregate, (y) as of the Closing Date, the name of CIT or any of its Affiliates is not notated on the certificate of title and (z) a security interest therein cannot be perfected by the filing of a UCC financing statement; (i) any foreign intellectual property; (j) intellectual property licensed to any Loan Party by a third party, if the granting of a lien on such intellectual property, or if any requirement of applicable Law prohibits the granting of such lien; (k) any margin stock (within the meaning of Regulation U issued by FRB), and (l) any Excluded Account, provided that for the avoidance of doubt, any proceeds of Collateral held from time to time in any such Excluded Account shall not cease to be Collateral solely because such proceeds are held in an Excluded Account; and (l) particular assets if and for so long as, in the sole discretion of the Administrative Agent at the request of the Borrower Representative (as set forth in a written statement of the Administrative Agent to the Borrower Representative), the cost of obtaining a security interest in such assets exceeds the practical benefits to the Secured Parties afforded thereby; provided, that Excluded Property shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower Representative under Section 12.15) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 3.01, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(f) and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Existing Credit Agreement” has the meaning specified in the recitals.

“Existing Letters of Credit” means those letters of credit listed on Schedule 1.01(a).

“Extraordinary Receipts” means any cash received by or paid to or for the account of any Loan Party not in the ordinary course of business (and not consisting of proceeds described in any of Section 2.05(b)(ii), (iii) and (iv)) including amounts received in respect of indemnity obligations of a seller under any agreement governing a Permitted Acquisition, foreign, United States, state or local tax refunds to the extent not included in the calculation of Consolidated EBITDA, insurance proceeds, and pension plan reversions.

“Facilities” means, at any time, the facilities and real properties owned, leased, managed or operated by any Loan Party or any Subsidiary, from which any Loan Party or any Subsidiary provides or furnishes goods or services.

“Fair Share” has the meaning specified in Section 10.06.

“Fair Share Contribution Amount” has the meaning specified in Section 10.06.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Internal Revenue Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Internal Revenue Code.

“FDA” means the Food and Drug Administration of the United States of America or any successor entity thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, as amended, 21 U.S.C. Section 301 et seq. and all regulations promulgated thereunder.

“Federal Funds Rate” means, for any day, the greater of (a) the rate calculated by the Federal Reserve Bank of New York based on such day’s Federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the Federal funds effective rate and (b) 0%.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.gov/, or any successor source.

“Fee Letter” means the amended and restated letter agreement dated as of the Closing Date among the Borrowers, the Administrative Agent, and the Arranger.

“FIRREA” means the Financial Institutions Reform Recovery and Enforcement Act.

“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of the Loan Parties and their Subsidiaries ending on September 30th of each calendar year.

“Flood Hazard Property” means Mortgaged Property in an area designated by the Federal Emergency Management Agency as having special flood and mud slide hazards.

“Flood Laws” means collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto and (iv) the Flood Insurance Reform Act of 2004 and the Biggert–Waters Flood Insurance Reform Act of 2012, as now or hereafter in effect or any successor statute thereto, in each case, together with all statutory and regulatory provisions consolidating, amending, replacing, supplementing, implementing or interpreting any of the foregoing, as amended or modified from time to time.

“Floor” means a rate of interest equal to 0.50%.

“Following Business Day Convention” means a contractual provision or provision of applicable Laws pursuant to which a scheduled date for payment or performance of an obligation, which date is not a Business Day, is extended to the first following day that is a Business Day.

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Foreign Subsidiary Holdco” means a Subsidiary that is treated as a disregarded entity or as a partnership for United States Federal income tax purposes and all or substantially all of whose assets consist of Capital Stock of one or more Foreign Subsidiaries that are CFCs and conducts no material business other than the ownership of such Capital Stock.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to the L/C Issuer (or the Support Provider, as the case may be), such Defaulting Lender’s Pro Rata Share of the outstanding Letter of Credit Liabilities other than Letter of Credit Liabilities as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fronting Fee” has the meaning specified in Section 2.03(c).

“Funded Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(A)	all obligations for borrowed money, whether current or long-term (including the Obligations and any Subordinated Indebtedness) and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(B)	all purchase money indebtedness;

(C)	the principal portion of all obligations under conditional sale or other title retention agreements relating to Property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business);

(D)	the maximum amount available to be drawn under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(E)	all obligations in respect of the deferred purchase price of Property or services (other than trade accounts payable in the ordinary course of business);

(F)	Attributable Indebtedness in respect of Capital Leases;

(G)	all preferred stock or other Disqualified Capital Stock providing for mandatory redemptions, sinking fund or like payments prior to the Termination Date;

(H)	Earn-Out Obligations if, and only to the extent, such obligation has not been paid in full in cash when initially due and payable;

(I)	all indebtedness of the types specified in clauses (a) through (h) above secured by (or for which the holder of such Funded Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, Property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; and

(J)	all Guarantees with respect to indebtedness of the types specified in clauses (a) through (i) above of another Person.

“Funding Guarantor” has the meaning specified in Section 10.06.

“Government Account Debtor” means an Account Debtor that is a Government Reimbursement Program.

“Governmental Approvals” means any and all governmental licenses, authorizations, registrations, permits, certificates, franchises, qualifications, accreditations, consents and approvals required under any applicable Law and required in order for any Person to carry on its business as now conducted, of each Governmental Authority issued or required under Laws applicable to the business of any Borrower or any of its Subsidiaries or to the transactions described herein (including any Acquisitions and the Loans made hereunder) or necessary in the sale, furnishing, or delivery of goods or services under Laws applicable to the business of any Borrower or any of its Subsidiaries.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Government Receivables Account” means a deposit account maintained by a Borrower with a Deposit Account Bank or CIT into which all collections of Accounts on which Government Account Debtors are obligated are paid directly or deposited into.

“Government Reimbursement Program” means (a) Medicare (including any Medicare managed care program), (b) Medicaid (including any Medicaid managed care program), (c) TRICARE, (d) the Federal Employees Health Benefit Program under 5 U.S.C. §§ 8902 et seq., (e) the Civilian Health and Medical Program of the Department of Veteran Affairs, (f) any other Federal, state or local health care reimbursement program, and (g) any agent, administrator, intermediary or carrier for any of the foregoing.

“Guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guaranteed Obligations” has the meaning specified in Section 10.01.

“Guarantor” means each of Holdings and all future direct or indirect Subsidiaries of Borrower (other than the Borrowers), and any other Person joining this Agreement as a “Guarantor” hereunder from time to time.

“Guaranty” means the guaranty made by each Guarantor in favor of the Administrative Agent, the Lenders and the other Secured Parties pursuant to Article 10.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead-based paint, toxic mold or fungus, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Healthcare Authorization” means any and all Governmental Approvals and permits, licenses, provider agreements, authorizations, approvals, certificates, certificates of need, accreditations and plans of third-party accreditation agencies (such as the Joint Commission), provider agreements with Government Reimbursement Programs and Non-Government Payors, in each case that are (a) necessary to enable any Borrower or any other Loan Party to engage in the Healthcare Services, participate in and receive payment under Government Reimbursement Programs and plans of Non-Government Payors to conduct the Borrowers’ and other Loan Parties’ business and operations as presently conducted or (b) issued or required under any Healthcare Laws to continue to conduct the business of any Borrower or any other Loan Party as it is conducted on the date of this Agreement or applicable to any Device Application (including all Governmental Approvals, permits, licenses and approvals issued by the FDA or any other Governmental Authority necessary for the testing, manufacturing, marketing or sale of any Product by any Borrower or any other Loan Party as such activities are being conducted by such Person with respect to such Product at such time), including establishment registrations, device listings, Investigational Device Exemptions (IDEs), 510(k) exemptions, 510(k) clearances, and PMA approvals, as those terms are defined in the FDCA and implementing regulations, and those issued by state governments. This shall include all state government registrations and certifications applicable to the operation of the business of the Borrowers or any other Loan Parties necessary for the manufacture or repair of respiratory therapy healthcare products and related Products.

“Healthcare Laws” means (a) any and all federal, state and local fraud and abuse laws, including (i) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), (ii) the Stark Law (42 U.S.C. § 1395nn and §1395(q)), (iii) the civil False Claims Act (31 U.S.C. § 3729 et seq.), (iv) Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code, and (v) the regulations promulgated pursuant to such statutes; (b) the FDCA; (c) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191) and the regulations promulgated pursuant thereto; (d) laws, rules and regulations governing Medicare and Medicaid; (e) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated pursuant thereto; (f) quality, safety, life safety, and accreditation standards and requirements of all applicable state laws or regulatory bodies; (g) any applicable Law relating to the Borrowers’ or any other Loan Parties’ ownership, management, or operation of a healthcare facility or business, or assets used in connection therewith; (h) any applicable Law relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by any Borrower or any other Loan Party; (i) the Patient Protection and Affordable Care Act (Pub. L. 111-148) and (j) any and all other applicable healthcare laws, regulations, manual provisions, policies and administrative guidance, each of (a) through (j) as may be amended from time to time.

“Healthcare Services”: providing, or arranging to provide or administering, managing or monitoring healthcare services including the provision of home health equipment and supplies, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedge Obligations” of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all Hedge Agreements, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any Hedge Agreement transaction.

“Hedge Party” means any Person that is a counterparty to a Hedge Agreement with a Loan Party.

“Holdings” has the meaning ascribed to such term in the preamble of this Agreement.

“HHS” means the United States Department of Health and Human Services and any successor agency.

“HIPAA/HITECH” means, individually or collectively, the Health Insurance Portability and Accountability Act of 1996, commonly referred to as “HIPAA”, and the Health Information Technology for Economic and Clinical Health Act, commonly referred to as “HITECH”, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder.

“HIPAA/HITECH Compliance Date” has the meaning set forth in Section 5.32.

“HIPAA/HITECH Compliance Plan” has the meaning set forth in Section 5.32.

“HIPAA/HITECH Compliant” has the meaning set forth in Section 5.32.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issues by the International Financial Reporting Committee from time to time, as in effect from time to time and any successor standards or bodies thereto.

“Incremental Facilities” has the meaning specified in Section 2.15(a).

“Incremental Facilities Amendment” has the meaning specified in Section 2.15(d).

“Incremental Facility Closing Date” has the meaning specified in Section 2.15(d).

“Incremental Revolving Commitments” has the meaning specified in Section 2.15(a).

“Incremental Revolving Lender” has the meaning specified in Section 2.15(d).

“Incremental Term Loans” has the meaning specified in Section 2.15(a).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(A)	all Funded Indebtedness;

(B)	the Termination Value of any Secured Hedge Agreement;

(C)	Synthetic Leases, Sale and Leaseback Transactions and Securitization Transactions;

(D)	all obligations in respect of Disqualified Capital Stock;

(E)	all Guarantees with respect to outstanding indebtedness of the types specified in clauses (b), (c) and (d) above of any other Person; and

(F)	any other obligation for borrowed money or guarantee thereof or other financial accommodation which in accordance with IFRS would be shown as a liability on the consolidated balance sheet of such Person.

“Indemnified Liabilities” has the meaning specified in Section 12.05.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitees” has the meaning specified in Section 12.05.

“Information” has the meaning specified in Section 12.08(b).

“Initial Applicable Period” has the meaning specified in the definition of “Applicable Margin”.

“Initial Term Loan” has the meaning specified in Section 2.01(b).

“Initial Term Loan Commitment” means, as to each Lender or its obligations to make its portion of the Initial Term Loan to the Borrower pursuant to Section 2.01(b) and the other terms and conditions of this Agreement, in the principal amount set forth opposite such Lenders name on Schedule 2.01, as such amounts may be adjusted from time to time, in accordance with this Agreement. After advancing the Initial Term Loan, each reference to a Lender’s Initial Term Loan Commitment shall refer to that Lender’s Pro Rata Share of the Initial Term Loan. The initial aggregate amount of the Initial Term Loan Commitments is $5,000,000.

“Intercreditor Agreement” means (a) any agreement (in form and substance satisfactory to the Administrative Agent) among any Loan Party, any secured creditor of such Loan Party and Administrative Agent, on behalf of the Secured Parties, pursuant to which, among other things, (i) such secured creditor and Administrative Agent agree to the relative priority of the Liens of such secured creditor and Administrative Agent on any assets of the Loan Parties and their Subsidiaries and as to certain other rights, priorities and interests of such secured creditor and Administrative Agent as to such Liens, enforcement of such Liens and remedies and actions against the Loan Parties and their Subsidiaries and (b) any indenture, collateral document or similar instrument or agreement pursuant to which the relative priorities of a secured creditor and Administrative Agent, on behalf of the Secured Parties, of the Liens of such secured creditor and Administrative Agent on any assets of the Loan Parties and their Subsidiaries are specified, in each case in form and substance, satisfactory to the Administrative Agent. A Subordination Agreement may also constitute an Intercreditor Agreement to the extent it deals with the above lien priorities.

“Interest Payment Date” means (a) as to any Term SOFR Loan, the last day of each Interest Period applicable thereto and the Term Loan Maturity Date or Revolving Loan Maturity Date (as applicable), provided, that if any Interest Period for a Term SOFR Loan exceeds three (3) months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan (other than a Swingline Loan), the last Business Day of each calendar quarter and the Revolving Loan Maturity Date or Term Loan Maturity Date (as applicable); and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means, as to each Term SOFR Loan, the period commencing on the date such Term SOFR Loan is disbursed or converted to or continued as a Term SOFR Loan and ending on the date one (1), three (3) or six (6) months thereafter, in each case subject to the availability thereof, as selected by the Borrower Representative in its Loan Notice, provided, that:

(A)	any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(B)	any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period;

(C)	no Interest Period shall extend beyond the Term Loan Maturity Date or Revolving Loan Maturity Date, as applicable; and

(D)	no tenor that has been removed from this definition pursuant to Section 3.07 shall be available in such Loan Notice or any interest rate election.

“Interim Pre-Closing Financial Statements” means, collectively, (i) the unaudited consolidated financial statements of the Consolidated Group for each Fiscal Quarter ended after June 30, 2022 and the related consolidated statements of income or operations, shareholders’ equity and cash flows, for the Fiscal Quarter ended on that date.

“Internal Revenue Code” means the Internal Revenue Code of 1986, and any successor thereto.

“Internally Generated Cash” means, with respect to any Fiscal Year, cash of the Consolidated Group received in such Fiscal Year and not constituting (a) proceeds of an Equity Issuance, (b) proceeds of the incurrence of Indebtedness (other than Revolving Loans), (c) proceeds of Dispositions and Involuntary Dispositions and (d) insurance proceeds in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

“Inventory” means any and all “inventory” (as that term is defined in Article 9 of the UCC) of any Person, whether now existing or hereafter arising.

“Inventory Suppliers” means the financing companies, lenders and/or leasing companies set forth on Schedule 5.37 that provide equipment or inventory financing or leasing services to any Loan Party with an aggregate value of $100,000 or more.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of any of the Capital Stock of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, or (c) an Acquisition. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment or any returns of capital.

“Involuntary Disposition” means any loss of, damage to or destruction of, or any condemnation or other taking for public use of, any Property of any Loan Party or any other event, including with respect to which any property or casualty insurance claim is made.

“IP Rights” has the meaning specified in Section 5.17.

“IRS” means the United States Internal Revenue Service.

“ISP” means, with respect to any standby Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the Letter Credit Application and any other document, agreement and instrument entered into by the applicable L/C Issuer and the Borrower Representative on behalf of Borrowers or in favor of such L/C Issuer and relating to any such Letter of Credit.

“Landlord Agreement” means any agreement between the Administrative Agent and the landlord of Real Property occupied by a Loan Party, as tenant, which agreement shall be in form and substance as is satisfactory to the Administrative Agent.

“Laws” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, compacts, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“L/C Credit Extension” means (a) the issuance, extension or increase of a Letter of Credit, and (b) with respect to any Supported Letter of Credit, the entry into any Support Agreement by the Administrative Agent or its Affiliate.

“L/C Issuer” means (a) CIT Bank, a division of First-Citizens Bank & Trust Company, (b) a Lender willing and able to issue Letters of Credit and acceptable to the Administrative Agent, or (c) one or more banks, trust companies or other financial institutions (including Affiliates of a Lender or the Administrative Agent) in each case expressly identified by or acceptable to the Administrative Agent from time to time, in its sole discretion, as an L/C Issuer for purposes of issuing one or more Letters of Credit pursuant to the terms of this Agreement.

“Lender” means each Person identified as a “Lender” on the signature pages hereto and, as the context requires, includes the L/C Issuer to the extent it is a party to this Agreement. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender.

“Lender Letter of Credit” means a Letter of Credit issued by an L/C Issuer that is also, at the time of issuance of such Letter of Credit, a Lender.

“Lender Parties” has the meaning specified in Section 12.07(g).

“Lender Securitization” has the meaning specified in Section 12.07(g).

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower Representative and the Administrative Agent.

“Letter of Credit” means a standby or documentary (trade) letter of credit issued for the account of any Borrower by an L/C Issuer pursuant to the terms of this Agreement.

“Letter of Credit Fee” has the meaning specified in Section 2.03(c).

“Letter of Credit Liabilities” means, at any time of calculation, the sum of the following (without duplication): (a) the amount then available for drawing under all outstanding Letters of Credit, in each case without regard to whether any conditions to drawing thereunder can then be met, and (without duplication) the amount of any outstanding Support Agreement related to a Letter of Credit, and (b) the aggregate of all Unreimbursed Amounts. For all purposes of this Agreement, if as of any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount that remains available to be drawn. The Letter of Credit Liability of any Revolving Lender at any time shall be equal to its Pro Rata Share of the total Letter of Credit Liabilities at such time.

“Letter of Credit Sublimit” means an amount equal to the lesser of (a) the total Revolving Commitments and (b) $3,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the total Revolving Commitments.

“License” means any license or agreement under which any Borrower or any other Loan Party is authorized to use Intellectual Property in connection with any manufacture, marketing, distribution or disposition of Collateral, any use of property, the operation of a healthcare facility or any other conduct of its business.

“Lien” means any mortgage, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loan” means an extension of credit by a Lender to any Borrower under Article 2 in the form of an Initial Term Loan, a Delayed Draw Term Loan, a Revolving Loan and/or a Swingline Loan.

“Loan Documents” means this Agreement, each Note, each Letter of Credit, each Collateral Document, each Request for Credit Extension, each Issuer Document, each Compliance Certificate, the Fee Letter, each Subordination Agreement, each Intercreditor Agreement, each Secured Hedge Agreement and each other document, instrument or agreement from time to time executed by any Loan Party or any Responsible Officer thereof and delivered in connection with the transactions contemplated by this Agreement; provided, however, that all Secured Hedge Agreements, agreements hereafter executed solely in respect of the Banking Services Obligations and all Issuer Documents executed by or on behalf of any Loan Party and delivered concurrently herewith or at any time hereafter shall not constitute “Loan Documents” solely for the purposes of Sections 9.01(a), (b), (c), (d) and (j) or Section 11.14.

“Loan Notice” means a notice of (a) (i) a Borrowing of Revolving Loans or (ii) a Borrowing of a Delayed Draw Term Loan, (b) a conversion of Loans from one Type to the other pursuant to Section 2.02(a), or (c) a continuation of Term SOFR Loans pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A-1.

“Loan Parties” means, collectively, each Borrower and each Guarantor party hereto.

“Manager” means any manager appointed by Borrowers in accordance with Section 7.17.

“Market Withdrawal” means a Person’s Removal or Correction of a distributed product which involves a minor violation that would not be subject to legal action by the FDA or which involves no violation, e.g., normal stock rotation, routine equipment adjustments and repairs, etc.

“Master Agreement” has the meaning specified in the definition of “Hedge Agreement.”

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, assets, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Loan Parties and their Subsidiaries taken as a whole; (b) a material impairment of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party (as determined by the Administrative Agent in its reasonable discretion); (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party; or (d) a material adverse effect on the validity, perfection or priority of a Lien in favor of the Administrative Agent for the benefit of the Secured Parties on any material portion of the Collateral or a material adverse effect on the aggregate value of the Collateral.

“Material Contract” means each of the Subordinated Indebtedness Documents, any management agreement, any lease of real or personal property, and any other contract or other arrangement to which any Loan Party or any of its Subsidiaries is a party (other than the Loan Documents), for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Medicaid” means, collectively, the healthcare assistance program established by Title XIX of the Social Security Act (42 U.S.C. §§ 1396 et seq.) and any statutes succeeding thereto, all state statutes and plans for medical assistance enacted in connection with such program, and all Laws, rules, regulations, manuals, orders, guidelines or requirements (whether or not having the force of Law) pertaining to such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare” means, collectively, the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. §§ 1395 et seq.) and any statutes succeeding thereto, and all Laws, rules, regulations, manuals, orders or guidelines (whether or not having the force of Law) pertaining to such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare Accelerated and Advance Payment Program” means the Accelerated and Advance Payment Program for Medicare Part A and Part B providers and suppliers as expanded during the period of the COVID-19 public health emergency by Section 3719 of the CARES Act and subsequent CMS guidance.

“Medicare Accelerated Payments” means, collectively, the payment received by any Borrower or any other Loan Party pursuant to the Medicare Accelerated and Advance Payment Program and described on Schedule 7.01 hereto.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgaged Property” means all Real Property owned by any Loan Party other than Excluded Property.

“Mortgage Instrument” means a fully executed and notarized mortgage, deed of trust or deed to secure debt, delivered by any Loan Party to the Administrative Agent with respect to Real Property owned or leased by such Loan Party, in each case to secure the payment and performance of the Obligations of such Loan Party. Unless otherwise consented to by the Administrative Agent, each Mortgage Instrument shall grant to the Administrative Agent for the benefit of the Secured Parties a first priority perfected Lien on the Real Property interests described therein.

“Mortgage Supporting Documents” means, with respect to a Mortgage Instrument for a parcel of Mortgaged Property, to the extent requested by the Administrative Agent, each of the following:

(a)	(i) evidence in form and substance reasonably satisfactory to the Administrative Agent that the recording of counterparts of such Mortgage Instrument in the recording offices specified in such Mortgage Instrument will create a valid and enforceable first priority Lien on the Property described therein in favor of the Administrative Agent (or in favor of such other trustee as may be required or desired under local Law) for the benefit of the Secured Parties, subject only to (A) Permitted Liens and (B) such other Liens as the Administrative Agent may reasonably approve and (ii) an opinion of counsel in each state in which any such Mortgage Instrument is to be recorded in form and substance and from counsel reasonably satisfactory to the Administrative Agent;

(b)	(i) a mortgagee’s title policy (or policies) or marked-up unconditional binder (or binders) for such insurance (or other evidence reasonably acceptable to the Administrative Agent proving ownership thereof) (“Mortgagee’s Title Insurance Policy”), dated a date reasonably satisfactory to the Administrative Agent, which shall (A) be in an amount not less than the then recently appraised fair market value (determined by reference to an appraisal) of such parcel of Real Property in form and substance satisfactory to the Administrative Agent, provided, that the amount of such title insurance required pursuant to such Mortgagee’s Title Insurance Policy shall not materially exceed such appraised fair market value, (B) be issued at ordinary rates, (C) insure that the Lien granted pursuant to the Mortgage Instrument insured thereby creates a valid first Lien on such parcel of Real Property free and clear of all defects and encumbrances, except for Permitted Liens and for such other defects and encumbrances as may be approved by the Administrative Agent, (D) name the Administrative Agent as the insured thereunder, (E) be in the form of ALTA Loan Policy - 2006 (or such local equivalent thereof as is reasonably satisfactory to the Administrative Agent), (F) contain a comprehensive lender’s endorsement (including, but not limited to, a revolving credit endorsement and a floating rate endorsement), (G) be issued by Chicago Title Insurance Company, First American Title Insurance Company, Lawyers Title Insurance Corporation or any other title company reasonably satisfactory to the Administrative Agent (including any such title companies acting as co-insurers or reinsurers) and (H) be otherwise in form and substance reasonably satisfactory to the Administrative Agent and (ii) a copy of all documents referred to, or listed as exceptions to title, in such title policy (or policies) in each case in form and substance reasonably satisfactory to the Administrative Agent;

(c)	in the case of each Mortgaged Property that is leased by any Loan Party, (a) such estoppel letters, consents, Landlord Agreements and waivers from the landlords on such Mortgaged Property (and any mortgagee of such landlord) as may be reasonably required by the Administrative Agent and (b) evidence that the applicable lease, a memorandum of lease with respect thereto, or other evidence of such lease in form and substance reasonably satisfactory to the Administrative Agent, has been or will be recorded in all places to the extent necessary, in the reasonable judgment of the Administrative Agent, to enable the Mortgage Instrument encumbering such leasehold interest to effectively create a valid and enforceable first priority lien (subject to Permitted Liens) on such leasehold interest in favor of the Administrative Agent (or such other Person as may be required or desired under local Law) for the benefit of the Secured Parties;

(d)	a Survey;

(e)	evidence in form and substance reasonably satisfactory to the Administrative Agent that all premiums in respect of each Mortgagee’s Title Insurance Policy, all recording fees and stamp, documentary, intangible or mortgage taxes, if any, in connection with the Mortgage Instrument have been paid;

(f)	a Phase I Environmental Site Assessment with respect to such parcel of Mortgaged Property, dated a date reasonably satisfactory to the Administrative Agent showing no material condition of environmental concern or recognized environmental conditions and otherwise in form and substance reasonably satisfactory to the Administrative Agent;

(g)	evidence as to (A) whether such Mortgaged Property is a Flood Hazard Property pursuant to a “Life-of-Loan” FEMA Standard Flood Hazard Determination, and (B) if such Mortgaged Property is a Flood Hazard Property, (1) whether the community in which such Mortgaged Property is located is participating in the National Flood Insurance Program, (2) the applicable Loan Party’s written acknowledgment of receipt of written notification (a) as to the fact that such Mortgaged Property is a Flood Hazard Property and (b) as to whether the community in which each such Flood Hazard Property is located is participating in the National Flood Insurance Program and (3) copies of insurance policies or certificates of insurance of the Loan Parties and their Subsidiaries which shall evidence flood insurance required under Section 6.07, which (x) satisfies all regulatory requirements for flood insurance, (y) may consist of an application for such insurance policy marked to show that the premium has been paid in full or accompanied by a separate receipt from the insurance provider indicating that the premium was paid in full, a declaration page confirming that the insurance has been issued, or a certificate of such insurance or copy of the policy itself and (z) is otherwise satisfactory to the Administrative Agent and naming the Administrative Agent as sole loss payee and mortgagee on behalf of the Secured Parties;

(h)	evidence reasonably satisfactory to the Administrative Agent that such Mortgaged Property, and the uses of such Mortgaged Property, are in compliance in all material respects with all applicable zoning laws, regulations, ordinances and requirements (the evidence submitted as to which should include the zoning designation made for such Mortgaged Property, the permitted uses of such Mortgaged Property under such zoning designation and, if available, zoning requirements as to parking, lot size, ingress, egress and building setbacks);

(i)	an appraisal of such Mortgaged Property satisfying the requirements of FIRREA; and

(j)	such other agreements, documents and instruments in form and substance reasonably satisfactory to the Administrative Agent as the Administrative Agent reasonably deems necessary or appropriate to create, register or otherwise perfect, maintain, evidence the existence, substance, form or validity of, or enforce a valid and enforceable first priority Lien on such parcel of Mortgaged Property in favor of the Administrative Agent for the benefit of the Secured Parties (or in favor of such other trustee as may be required or desired under local Law) subject only to (i) Permitted Liens and (ii) such other Liens as the Administrative Agent may reasonably approve.

“Multiemployer Plan” means any employee benefit plan of the type described in Sections 4001(a)(3) or 3(37) of ERISA that is sponsored or maintained by any Borrower or any ERISA Affiliate or to which any Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding six (6) plan years, has made or been obligated to make contributions.

“National Flood Insurance Program” means the program created pursuant to the Flood Laws.

“Net Cash Proceeds” means the aggregate cash and Cash Equivalents proceeds (including insurance proceeds and condemnation awards) received by any Loan Party or any Subsidiary in respect of any Disposition, Involuntary Disposition, or Debt Issuance net of (a) direct third-party costs incurred in connection therewith (including legal, accounting and investment banking fees, and sales commissions payable to third parties unrelated to Loan Parties), (b) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and (c) the amount necessary to retire any Indebtedness secured by a Permitted Lien on the related Property that is senior in priority to the Lien of the Administrative Agent and is also required to be discharged in connection with such disposition or issuance; it being understood that “Net Cash Proceeds” shall include any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received by any Borrower or any Subsidiary in any Disposition, Involuntary Disposition, or Debt Issuance.

“Net Revenue” means the revenue of the Consolidated Group as reflected on the Consolidated Group’s financial statements for the applicable Net Revenue Test Period.

“Net Revenue Test Period” means as of the last day of each calendar month, the period comprised of the twelve (12) calendar months (taken as one accounting period) ending on the last day of the immediately preceding calendar month.

“Non-Government Payors” means any Third-Party Payors other than the Government Reimbursement Programs.

“Non-Government Receivables Account” means a deposit account maintained by a Borrower with a Deposit Account Bank or CIT into which all collections of Accounts of a Borrower from Non-Government Payors are obligated are paid directly or deposited into.

“Note” or “Notes” means each Term Note, each Revolving Note and/or the Swingline Note, individually or collectively, as appropriate.

“Notice of L/C Credit Event” means a notice from a Responsible Officer of Borrower Representative to the Administrative Agent with respect to any issuance or amendment (including any increase or extension) of a Letter of Credit specifying: (i) the date of issuance or amendment of a Letter of Credit; (ii) the identity of the L/C Issuer with respect to such Letter of Credit; (iii) the expiry date of such Letter of Credit; (iv) the proposed terms of such Letter of Credit (or amendment thereof), including the face amount; and (v) the transactions that are to be supported or financed with such Letter of Credit or increase thereof.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party now or hereinafter arising from time to time under this Agreement and any other Loan Document or otherwise with respect to any Loan (including the obligation to pay principal and interest thereon and all fees and other costs and liabilities with respect thereto), Letter of Credit, Support Agreement, Reimbursement Obligation or Unreimbursed Amount, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. The foregoing shall also include any Erroneous Payment Subrogation Rights, Banking Services Obligations and any obligations or liabilities of any Loan Party under any Secured Hedge Agreement. Notwithstanding anything to the contrary, the term “Obligations” shall not include, with respect to any Loan Party, any Excluded Hedge Obligation of such Loan Party. On and following the Closing Date, all existing “Obligations” under, and as defined in, the Existing Credit Agreement shall be deemed to be Obligations hereunder.

“Obligee” has the meaning specified in Section 10.08.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“OFAC Sanctions” means the country or list based economic and trade sanctions administered and enforced by OFAC.

“Organization Documents” means, (a) with respect to any corporation, the charter, certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 12.15).

“Participant” has the meaning specified in Section 12.07(d).

“Participant Register” has the meaning specified in Section 12.07(d).

“Patriot Act” has the meaning specified in Section 5.27.

“Payment Recipient” has the meaning specified in Section 11.18(a).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any Plan, other than a Multiemployer Plan, that is subject to Section 302 or Title IV of ERISA or Section 412 of the Internal Revenue Code and is sponsored or maintained by any Borrower or any ERISA Affiliate or to which any Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or with respect to which any Borrower or any ERISA Affiliate may have any liability or has made, or been obligated to make, contributions at any time during the immediately preceding six (6) plan years.

“Permitted Acquisitions” means Investments consisting of an Acquisition by any Loan Party or any Subsidiary, provided that (i) the line of business of any acquired Person shall be substantially similar to, or reasonably ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses conducted by Borrowers and their respective Subsidiaries on the Closing Date (as determined by the Borrowers in their reasonable discretion), (ii) the Property acquired (or the Property of the Person acquired) in such Acquisition is used or useful in the same line of business as the Borrowers and their respective Subsidiaries were engaged in on the Closing Date, and the Property is located (or if an Acquisition of Capital Stock, the Acquisition target is formed or otherwise organized) in the United States, (iii) the Administrative Agent shall have received not less than ten (10) Business Days’ prior notice of such Acquisition, which notice shall contain a summary, in reasonable detail, of the acquisition terms and conditions, including price, and Borrowers’ projections prepared in connection with such Acquisition, (iv) within thirty (30) days (or such later date as agreed to in writing by the Administrative Agent as determined in its sole discretion) after the closing of such Permitted Acquisition, the Administrative Agent shall be granted a first priority perfected Lien (subject to Permitted Liens) in the assets and Capital Stock (other than Excluded Property) of such Acquisition target or Subsidiary and such Acquisition target or Subsidiary shall join this Agreement and the other Loan Documents as a Loan Party pursuant to the terms of Section 6.12, (v) in the case of an Acquisition of the Capital Stock of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (vi) the Borrower Representative shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that, after giving effect to such Acquisition and the incurrence of any Indebtedness related to such Acquisition on a Pro Forma Basis (and excluding the cash proceeds of any such Indebtedness incurred for purposes of cash netting), (A) the Loan Parties would be in compliance with the financial covenants set forth in Article 8 as of the most recent Fiscal Quarter for which the Borrowers have delivered financial statements pursuant to Section 6.01(a) or Section 6.01(b), as applicable measurement, (B) the Borrowers’ Consolidated Total Net Leverage Ratio as of the end of the most recent Test Period would not exceed the lesser of (1) 3.00 to 1.00 or (2) 0.25:1.00 less than the maximum Consolidated Total Net Leverage Ratio permitted under Section 8.01 for the most recently ended Fiscal Quarter, (C) the Borrowers’ Consolidated Fixed Charges Coverage Ratio as of the end of the most recent Test Period is not less than 1.35 to 1.00, and (D) no Default or Event of Default exists or would be caused by such Acquisition or the incurrence of any related Indebtedness, (vii) the representations and warranties made by the Loan Parties in each Loan Document shall be true and correct in all material respects at and as if made as of the date of such Acquisition (after giving effect thereto) except to the extent such representations and warranties expressly relate to an earlier date, (viii) immediately after giving effect to such Acquisition, Excess Liquidity shall be at least $10,000,000, (ix) the Borrower Representative shall have delivered to the Administrative Agent a Collateral Assignment of Agreement with respect to the purchase agreement governing the Acquisition unless the same are freely assignable to Administrative Agent for the benefit of the Secured Parties, (x) the Total Consideration paid by the Loan Parties and any Subsidiary for any individual Acquisition shall not exceed $25,000,000 and in the aggregate prior to the Termination Date shall not exceed $75,000,000, (xi) with respect to the maximum, potential Earn-Out Obligations (if any) payable under any circumstance in connection with such Acquisition, such Earn-Out Obligations shall not exceed thirty-five percent (35%) of the Total Consideration paid in cash at closing for such Acquisition and, to the extent requested by Administrative Agent, such Earn-Out Obligations shall be subject to a Subordination Agreement in form and substance acceptable to the Administrative Agent in its sole discretion, (xii) the business and assets acquired by a Loan Party in such Acquisition shall be free and clear of all Liens (other than Permitted Liens), (xiii) the acquisition target, division or line of business shall have Consolidated EBITDA (calculated for the twelve (12) consecutive calendar months most recently ended) equal to or greater than zero Dollars ($0), (xiv) the Borrower Representative shall have delivered to Administrative Agent historical financial information (including income statements, balance sheets and cash flows) covering at least the three (3) most recently ended fiscal years ended at least ninety (90) days prior to the proposed acquisition for which financial statements have been prepared for such acquisition target, division or line of business to be so acquired prior to the effective date of the acquisition or the entire financial history for such acquisition target, division or line of business to be so acquired, whichever period is shorter, together with, to the extent Total Consideration for such Acquisition exceeds $7,500,000, a quality of earnings report or other third-party reports obtained by a Loan Party or its Affiliates in connection with such Acquisition, (xv) the Borrower Representative shall have delivered to Administrative Agent such financial and other information reasonably requested by Administrative Agent in form and results acceptable to Administrative Agent, and (xvi) the Borrower Representative shall have delivered to the Administrative Agent (A) as soon as available, executed counterparts of the respective agreements, documents or instruments pursuant to which such Acquisition is to be consummated (including any related management, non-compete, employment, option or other material agreements), any schedules to such agreements, documents or instruments and all other material ancillary agreements, instruments and documents to be executed or delivered in connection therewith, and (B) to the extent required under the related acquisition agreement as a condition to the consummation of such Acquisition, all consents and approvals from applicable Governmental Authorities and Persons.

“Permitted Additional Deposit Account Bank” has the meaning set forth in Section 6.24(a).

“Permitted Indebtedness” means, at any time, Indebtedness of the Loan Parties and their Subsidiaries permitted to exist at such time pursuant to the terms of Section 7.01.

“Permitted Liens” means, at any time, Liens in respect of Property of the Loan Parties and their Subsidiaries permitted to exist at such time pursuant to the terms of Section 7.02.

“Permitted Refinancing” means any refinancing and extension of any Indebtedness if the representations, warranties, covenants, events of default and other material terms and conditions thereof are not materially less favorable to the obligor thereon or to the Lenders than the Indebtedness being refinanced or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced or extended, provided such Indebtedness permitted under the foregoing shall not (A) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced or (B) exceed in a principal amount the Indebtedness being renewed, extended or refinanced except by an amount no greater than accrued and unpaid interest with respect to such Indebtedness and any reasonable fees, premium and expenses relating to such renewal, extension or refinancing.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means (i) any “employee benefit plan” as defined in Section 3(3) of ERISA which is or was sponsored, maintained or contributed to by, or required to be contributed by any Borrower, any of their respective Subsidiaries or any ERISA Affiliate; and (ii) all other employee benefit plans, programs, policies, agreements or arrangements, including any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan or other equity-based plan, change in control agreement, retention, severance pay plan, dependent care plan, sick leave, disability, death benefit, group insurance, hospitalization, dental, life, any fund, trust or arrangement providing health benefits including multiemployer welfare arrangements, a multiple employer welfare fund or arrangement, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, termination agreement, severance agreement, non-competition agreement, consulting agreement, confidentiality agreement, vacation policy, employee loan, or other similar plan, agreement or arrangement, whether written or oral, funded or unfunded, or actual or contingent which is or was sponsored, maintained or contributed to by, or required to be contributed by, any Borrower, any of their respective Subsidiaries or any ERISA Affiliate.

“Pledge Agreement” means that certain Amended and Restated Pledge Agreement, dated as of the Closing Date, executed in favor of the Administrative Agent (for the benefit of itself and the Lenders) by each of the Loan Parties which is a party thereto, and each other pledge agreement executed by any Loan Party in favor of Administrative Agent (for the benefit of itself and the Lenders), in each case as the same may be amended, restated, replaced, severed, split, supplemented or otherwise modified from time to time.

“Pledge Registration and Control Agreement” means an agreement in the form of Exhibit D to the Security Agreement or otherwise in form and substance satisfactory to the Administrative Agent among the Administrative Agent, the Loan Parties and an applicable issuer of uncertificated securities which will perfect by control (as such term is used in Articles 8 and 9 of the UCC) and establish the first priority of the Administrative Agent’s security interest, for the benefit of the Secured Parties, in such uncertificated securities (as defined in the UCC) in order to secure the Obligations.

“Proceedings” means any actual or threatened civil, equitable or criminal proceeding litigation, action, suit, claim, investigation (governmental or judicial or otherwise), dispute indictment or prosecution, pleading, demand or the imposition of any fine or penalty or similar matter.

“Product” means any devices or products manufactured, sold, leased, rented, developed, tested or marketed by any Loan Party or any of their Subsidiaries.

“Pro Forma Basis” means, for purposes of calculating any financial covenant (including for purposes of determining the Applicable Margin), that any Disposition (other than any voluntary Disposition described in clause (a), (b), (c) or (d) of Section 7.05), Involuntary Disposition (other than an Involuntary Disposition, the proceeds of which are intended to be and are reinvested with the time periods provided in Section 2.05(b)(ii)), any Restricted Payment, any Investment, any Disposition that results in a Loan Party or a Subsidiary ceasing to be a Subsidiary of Holdings or any incurrence, repayment, or assumption of Indebtedness (including with respect to Consolidated Fixed Charges related thereto) shall be deemed to have occurred as of the first day of the four (4) Fiscal Quarter period most recently ended prior to the date of such transaction for which the Borrowers have delivered financial statements pursuant to Sections 6.01(a) or 6.01(b). In connection with the foregoing, (a) with respect to any such Disposition or Involuntary Disposition, (i) income statement and cash flow statement items (whether positive or negative) attributable to the Property or Person disposed of or so designated shall be excluded to the extent relating to any period occurring prior to the date of such transaction and (ii) Indebtedness which is retired shall be excluded and deemed to have been retired as of the first day of the applicable period and (b) with respect to any Investment, (i) income statement items attributable to the Person or Property acquired or so designated shall be included to the extent relating to any period applicable in such calculations to the extent (A) such items are supported by financial statements or other information reasonably satisfactory to the Administrative Agent and Required Lenders and (B) such items are not otherwise included in such income statement items for the Loan Parties and their respective Subsidiaries in accordance with IFRS or in accordance with any defined terms set forth in Section 1.01; and (ii) any Indebtedness incurred, repaid or assumed by any Loan Party or any Subsidiary (including the Person or Property acquired) in connection with such transaction and any Indebtedness of the Person or Property acquired which is not retired in connection with such transaction (A) shall be deemed to have been incurred (including with respect to Consolidated Fixed Charges related thereto) as of the first day of the applicable period and (B) if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination.

“Pro Forma Compliance Certificate” means a certificate of a Responsible Officer of the Borrower Representative containing reasonably detailed calculations of the financial covenants set forth in Article 8 as of the most recent Fiscal Quarter end for which the Loan Parties have delivered financial statements pursuant to Section 6.01(a) or Section 6.01(b) after giving effect to the applicable transaction on a Pro Forma Basis.

“Pro Forma Financial Statements” has the meaning specified in Section 4.01(o).

“Properly Contested” means, with respect to any obligation of a Loan Party, (a) the obligation is subject to a bona fide dispute regarding amount or the Loan Party’s liability to pay; (b) the obligation is being properly contested in good faith by appropriate proceedings promptly instituted and diligently pursued; (c) appropriate reserves have been established in accordance with IFRS; (d) non-payment could not reasonably be expected to result in a Material Adverse Effect, nor result in forfeiture or sale of any assets of such Loan Party pending resolution of such contest proceedings and the payment of any liabilities resulting therefrom; (e) no Lien (other than a Permitted Lien) is imposed on assets of such Loan Party; and (f) if the obligation results from entry of a judgment or other order, such judgment or order is stayed pending appeal or other judicial review.

“Property” means any interest of any kind in any property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock.

“Pro Rata Share” means, with respect to any Lender at any time, (a) with respect to such Lender’s Revolving Commitment, and Revolving Letter of Credit Liabilities and Swingline Exposures at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Revolving Commitment of such Lender at such time and the denominator of which is the amount of the total Revolving Commitments at such time, provided that if commitments of each Lender to make Revolving Loans have been terminated, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of such Lender’s Revolving Exposure, and (b) with respect to the Initial Term Loan Commitments at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Initial Term Loan Commitment of such Lender at such time and the denominator of which is the amount of the Initial Term Loan Commitments at such time, provided that if the commitments of each Lender to make Initial Term Loans have been terminated, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of the aggregate outstanding principal amount of such Lender’s Initial Term Loans, and (c) with respect to the Delayed Draw Term Loan Commitments at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Delayed Draw Term Loan Commitment of such Lender at such time and the denominator of which is the amount of the Delayed Draw Term Loan Commitments at such time, provided that if the commitments of each Lender to make Delayed Draw Term Loans have been terminated, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of the aggregate outstanding principal amount of such Lender’s Delayed Draw Term Loans. The initial Pro Rata Share of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified ECP Guarantor” means in respect of any Hedge Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Hedge Obligation or otherwise constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Quipt” has the meaning specified in the preamble.

“Rating Agencies” has the meaning specified in Section 12.08(b).

“Real Property” means the real estate listed on Schedule 5.20(a), and any other real estate owned or leased after the Closing Date.

“Recall” means a Person’s Removal or Correction of a marketed product that the FDA considers to be in violation of the Laws it administers and against which the FDA would initiate legal action, e.g., seizure.

“Recipient” means (a) the Administrative Agent, (b) any Lender, (c) any L/C Issuer and (d) any Support Provider, as applicable.

“Register” has the meaning specified in Section 12.07(c).

“Registrar” has the meaning specified in Section 12.07(c).

“Regulation U” and “Regulation X” mean, respectively, Regulations U and X of the Board of Governors of the Federal Reserve System or any successor.

“Reimbursement Loan” has the meaning specified in Section 2.03(d)(ii).

“Reimbursement Obligation” means the Borrowers’ obligation to immediately reimburse or pay all Unreimbursed Amounts with respect to all Letters of Credit and Support Agreements, as more fully described in Section 2.03(d).

“Released Persons” has the meaning specified in Section 2.03(j).

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived.

“Representatives” has the meaning specified in Section 12.08(b).

“Request for Credit Extension” means (a) with respect to a Borrowing, a Loan Notice or Swingline Loan Notice, as the case may be, and (b) with respect to an L/C Credit Extension, a Notice of L/C Credit Event.

“Required Lenders” means (a) at any time there are two or fewer non-Defaulting Lenders (treating Lenders that are Affiliates of one another as a single Lender), Lenders holding in the aggregate one hundred percent (100%) of the Revolving Commitments (or if the Revolving Commitments have been terminated, the Revolving Exposures), the Initial Term Loan Commitments (or if the Initial Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Initial Term Loans) and the Delayed Draw Term Loan Commitments (or if the Delayed Draw Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Delayed Draw Term Loans) or (b) at any other time, Lenders holding in the aggregate more than fifty percent (50%) of the Revolving Commitments (or if the Revolving Commitments have been terminated, the Revolving Exposures), the Initial Term Loan Commitments (or if the Initial Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Initial Term Loans) and the Delayed Draw Term Loan Commitments (or if the Delayed Draw Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Delayed Draw Term Loans); provided, however, as to the threshold requirements disclosed above in clause (b), the relevant Required Lenders threshold requirements may not be satisfied solely by a Lender and other Lenders which are Affiliates of such Lender, if at such time there is another Lender which is not an Affiliate of such Lender. The Revolving Commitments (or if the Revolving Commitments have terminated, the Revolving Exposures), the Initial Term Loan Commitments (or if the Initial Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Initial Term Loans) and the Delayed Draw Term Loan Commitments (or if the Delayed Draw Term Loan Commitments have terminated, the aggregate outstanding principal amount of the Delayed Draw Term Loans) held or deemed held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders, including any minimum head-count.

“Required Revolving Lenders” means, (a) at any time there are two or fewer Revolving Lenders who are non-Defaulting Lenders (treating Lenders that are Affiliates of one another as a single Lender), Revolving Lenders holding in the aggregate one hundred percent (100%) of (i) the Revolving Commitments or (ii) if the Revolving Commitments have been terminated, the Revolving Exposures, or (b) at any other time, Revolving Lenders holding in the aggregate more than fifty percent (50%) of (i) the Revolving Commitments, or (ii) if the Revolving Commitments have been terminated, the Revolving Exposures; provided, however, as to the threshold requirements described above in clause (b), the relevant Required Revolving Lenders threshold may not be satisfied solely by a Revolving Lender and other Revolving Lenders which are Affiliates of such Revolving Lender if at such time there is another Revolving Lender which is not an Affiliate of such Revolving Lender. The Revolving Commitments (or, if the Revolving Commitments have terminated, the Revolving Exposure) held or deemed held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Revolving Lenders, including any minimum head-count.

“Required Term Loan Lenders” means, (a) at any time there are two or fewer Term Loan Lenders who are non-Defaulting Lenders (treating Lenders that are Affiliates of one another as a single Lender), Term Loan Lenders holding in the aggregate one hundred percent (100%) of the Initial Term Loan Commitments (or if the Initial Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Initial Term Loans) and the Delayed Draw Term Loan Commitments (or if the Delayed Draw Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Delayed Draw Term Loans) or (b) at any other time, Term Loan Lenders holding in the aggregate more than fifty percent (50%) of the Initial Term Loan Commitments (or if the Initial Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Initial Term Loans) and the Delayed Draw Term Loan Commitments (or if the Delayed Draw Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Delayed Draw Term Loans); provided, however, as to the threshold requirements described above in clause (b), the relevant Required Term Loan Lenders threshold requirement may not be satisfied solely by a Term Loan Lender and other Term Loan Lenders which are Affiliates of such Term Loan Lender, if at such time there is another Term Loan Lender which is not an Affiliate of such Term Loan Lender. The Initial Term Loan Commitments (or if the Initial Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Initial Term Loans) and the Delayed Draw Term Loan Commitments (or if the Delayed Draw Term Loan Commitments have been terminated, the aggregate outstanding principal amount of the Delayed Draw Term Loans) held or deemed held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Term Loan Lenders, including any minimum head-count.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, president, chief financial officer or treasurer of a Loan Party. Any document delivered hereunder that is executed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Payment” means (a) any dividend or other distribution, direct or indirect, on account of any shares (or equivalent) of any class of Capital Stock of any Loan Party or any of its Subsidiaries, now or hereafter outstanding, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares (or equivalent) of any class of Capital Stock of any Loan Party or any of its Subsidiaries, now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of any Loan Party or any of its Subsidiaries, now or hereafter outstanding, (d) any payment or prepayment of principal of, premium, if any, or interest on, redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any Subordinated Indebtedness of any Loan Party or any of its Subsidiaries, and (e) any payment from any Loan Party to Holdings or Ultimate Parent not expressly permitted by Section 7.06.

“Revolving Availability” means, at any time, an amount equal to (a) the total Revolving Commitments less (b) the total Revolving Exposures at such time, provided, that Revolving Availability shall equal $0 while any Default or Event of Default exists and remains outstanding.

“Revolving Commitment” means, as to each Lender, its obligation to (a) make Revolving Loans to the Borrowers pursuant to Sections 2.01 and 2.03 (for Reimbursement Loans) and (b) and to acquire participations in Letter of Credit Liabilities and Swingline Loans pursuant to Section 2.03 and Section 2.04, respectively, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The initial aggregate amount of the Revolving Commitments of all Revolving Lenders is $20,000,000.

“Revolving Commitment Increase” has the meaning specified in Section 2.15(a).

“Revolving Exposure” means, with respect to any Lender at any time, the sum of (a) the outstanding principal amount of such Lender’s Revolving Loans, (b) its Pro Rata Share of outstanding Letter of Credit Liabilities and (c) its Swingline Exposure at such time.

“Revolving Lenders” means, as of any date of determination, Lenders having a Revolving Commitment, or after the Revolving Commitments have terminated, Lenders holding any portion of the outstanding Revolving Loan.

“Revolving Loan” has the meaning specified in Section 2.01(a).

“Revolving Loan Account” means the loan account on the Administrative Agent’s books, in the name of the Borrower Representative on behalf of the Borrowers, in which the Borrowers will be charged with all Obligations when due or incurred by the Administrative Agent or any Lender.

“Revolving Loan Availability Period” means, with respect to the Revolving Commitments, the period from and including the first Business Day immediately following the Closing Date to the earliest of (a) the date that is five (5) Business Days before the Revolving Loan Maturity Date, (b) the date of termination of the Revolving Commitments pursuant to Section 2.06, and (c) the date of termination of the commitment of each Lender to make Loans pursuant to Section 9.02 and of the obligation of the L/C Issuer (or the Support Provider, as the case may be) to make (or cause to make) L/C Credit Extensions pursuant to Section 9.02.

“Revolving Loan Maturity Date” means September 16, 2027.

“Revolving Note” has the meaning specified in Section 2.11(a).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. and any successor thereto.

“Sale and Leaseback Transaction” means, with respect to any Loan Party or any Subsidiary, any arrangement, directly or indirectly, with any Person whereby such Loan Party or such Subsidiary shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by the U.S. Department of State, OFAC, or other relevant sanctions authority.

“Sanctioned Person” means a Person named on the OFAC-maintained list of “Specially Designated Nationals” (as defined by OFAC) or a Person otherwise subject to or the target of any Sanctions.

“Sanctions” means the country or list based economic and trade sanctions administered and enforced by OFAC, the U.S. Department of State or other relevant sanctions authority.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Hedge Agreement” means any Hedge Agreement required or permitted by this Agreement that is entered into by and between a Loan Party and a Secured Hedge Provider.

“Secured Hedge Provider” means (a) the Administrative Agent or any of its Affiliates (or any Person who was an Affiliate of the Administrative Agent at the time such Person entered into a Secured Hedge Agreement), and (b) any other Lender or Affiliate of a Lender (or any Person who was a Lender or an Affiliate of a Lender at the time such Person entered into a Secured Hedge Agreement), in each case which is approved in writing by the Administrative Agent as a Secured Hedge Provider, each in their capacity as a counterparty to a Secured Hedge Agreement; provided, in the case of a Secured Hedge Agreement with a Person who is no longer a Lender (or Affiliate of a Lender), such Person shall be considered a Secured Hedge Provider only through the stated termination date (without extension or renewal) of such Secured Hedge Agreement and provided further that for any of the foregoing to be included as a “Secured Hedge Agreement” on any date of determination by the Administrative Agent, the applicable Hedge Party (other than the Administrative Agent or an Affiliate of the Administrative Agent) must have delivered a written designation notice, on the form prescribed by the Administrative Agent, to the Administrative Agent prior to such date of determination.

“Secured Parties” means, collectively, the Administrative Agent, an Affiliate of the Administrative Agent or any Lender who provides Banking Services, the Arranger, the Bookrunner, the Lenders, the Support Provider, the L/C Issuer (solely to the extent such L/C Issuer also is the Administrative Agent or a Lender), and the Secured Hedge Providers.

“Securities Account Control Agreement” means an agreement, among a Loan Party, a securities intermediary, and the Administrative Agent, which agreement is in a form reasonably acceptable to the Administrative Agent and which provides the Administrative Agent with “control” (as such term is used in Articles 8 and 9 of the UCC) over the securities account(s) described therein.

“Securitization Transaction” means any financing transaction or series of financing transactions (including factoring arrangements) pursuant to which any Borrower or any Subsidiary may sell, convey or otherwise transfer, or grant a security interest in, accounts, payments, receivables, rights to future lease payments or residuals or similar rights to payment to a special purpose subsidiary or affiliate of any Person.

“Security Agreement” means the Amended and Restated Security Agreement dated as of the Closing Date executed in favor of the Administrative Agent (for the benefit of itself and the Lenders) by each of the Loan Parties which is a party thereto.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the assets of such Person exceed its liabilities, including contingent liabilities, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities of such Person or its debts as they become absolute and matured, (c) the remaining capital of such Person is not unreasonably small to conduct its business, and (d) such Person will not have incurred debts and does not have the present intent to incur debts, beyond its ability to pay such debts as they mature. In computing the amount of contingent liabilities of any Person on any date, such liabilities shall be computed at the amount that, in the judgment of the Administrative Agent, in light of all facts and circumstances existing at such time, represents the amount of such liabilities that reasonably can be expected to become actual or matured liabilities.

“Specified Equity Contribution” has the meaning specified in Section 9.05(a).

“Specified Laws” means all applicable Laws relating to the operation of private label and other medical device product distributions, and the possession, control, warehousing, marketing, sale, lease, rental, and distribution of medical devices, including the FDCA, Current Good Manufacturing Practices (CGMP) requirements of the Quality System regulation for medical devices, as specified in Title 21, Code of Federal Regulations, Part 820 (21 C.F.R. 820), the Occupational Health and Safety Act (29 U.S.C. § 651 et seq.), any Laws pertaining to the storage and disposal of biomedical and other hazardous waste, and any implementing regulations to any of the foregoing or other applicable state or federal Laws. This shall include all guidelines and standards established by state government agencies for the manufacture or repair of respiratory therapy healthcare products and related Products.

“Subordinated Indebtedness” means Indebtedness of any Loan Party that is subordinated to the prior payment and satisfaction of the Obligations pursuant to a Subordination Agreement.

“Subordinated Indebtedness Documents” means any agreement evidencing Subordinated Indebtedness including the Subordination Agreements and all security agreements, guaranty agreements and other documents, agreements and instruments executed in connection therewith.

“Subordination Agreement(s)” means (a) an agreement (in form and substance satisfactory to the Administrative Agent) among any Loan Party, a subordinating creditor of such Loan Party and the Administrative Agent, on behalf of the Secured Parties, pursuant to which, among other things, (i) the Subordinated Indebtedness is subordinated to the prior payment and satisfaction of the Obligations and (ii) the subordinating creditor agrees not to require, accept or maintain any Lien(s) on any assets of the Loan Parties and their Subsidiaries, except as the Administrative Agent may expressly permit hereunder, and (b) any note, indenture, note purchase agreement or similar instrument or agreement, pursuant to which the indebtedness evidenced thereby or issued thereunder is subordinated to the Obligations by the express terms of such note, indenture, note purchase agreement or similar instrument or agreement, in each case in form and substance satisfactory to the Administrative Agent.

“Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of Capital Stock having ordinary voting power for the election of directors or other governing body (other than Capital Stock having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Loan Parties.

“Support Agreement” means a guaranty, reimbursement agreement or other arrangement or agreement whereby a Support Provider agrees to guaranty or otherwise provide for the reimbursement of drawings under a Letter of Credit on behalf of the Borrower or another party obligated to make such reimbursement.

“Supported Letter of Credit” means a Letter of Credit issued by an L/C Issuer in reliance on one or more Support Agreements.

“Support Provider” means the Administrative Agent or one of its Affiliates who agrees (in its sole discretion) to provide a Support Agreement.

“Survey” means a survey certified to the Administrative Agent and the Title Insurance Company in a manner reasonably satisfactory to each of the Administrative Agent and the Title Insurance Company, dated a date reasonably satisfactory to each of the Administrative Agent and the Title Insurance Company by an independent professional licensed land surveyor, which survey shall be sufficient to delete any standard printed survey exception contained in the applicable title policy and be made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 2005 with all items from Table A thereof completed, except for Nos. 5 and 12.

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Pro Rata Share of the total Swingline Exposure at such time.

“Swingline Lender” means CIT Bank, a division of First-Citizens Bank & Trust Company, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.04.

“Swingline Loan Notice” means a notice of a Borrowing of Swingline Loans which, if in writing, shall be substantially in the form of Exhibit A-2.

“Swingline Loan Sublimit” means an amount equal to the lesser of (a) the total Revolving Commitments and (b) $2,000,000. The Swingline Loan Sublimit is part of, and not in addition to, the total Revolving Commitments.

“Swingline Note” has the meaning specified in Section 2.11(a).

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing arrangement whereby the arrangement is considered borrowed money indebtedness for tax purposes but is classified as an operating lease or does not otherwise appear on a balance sheet under IFRS.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan Increase” has the meaning specified in Section 2.15(a).

“Term Loan Lender” means, as of any date of determination, (a) any Lender holding an Initial Term Loan Commitment or any portion of the then-outstanding Initial Term Loan and (b) any Lender holding a Delayed Draw Term Loan Commitment or any portion of the then – outstanding Delayed Draw Term Loan.

“Term Loan Maturity Date” means September 16, 2027.

“Term Loans” has the meaning specified in Section 2.01(c).

“Term Note” has the meaning specified in Section 2.11(a).

“Term SOFR” means,

(A)	for any calculation with respect to a Term SOFR Loan, the rate determined by the Administrative Agent to be the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator and obtained by the Administrative Agent through the Bloomberg Data License service or a comparable service acceptable to the Administrative Agent; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(B)	for any calculation with respect to a Base Rate Loan on any day, the rate determined by the Administrative Agent to be the Term SOFR Reference Rate for a tenor of three months on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator and obtained by the Administrative Agent through the Bloomberg Data License service or a comparable service acceptable to the Administrative Agent; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate SOFR Determination Day.

“Term SOFR Adjustment” means, for any calculation with respect to a Base Rate Loan or a Term SOFR Loan, a percentage per annum as set forth below for the applicable Type of such Loan and (if applicable) Interest Period therefor:

Base Rate Loans:	.15%

Term SOFR Loans:

Interest Period	Percentage
One month	.10%
Three months	.15%
Six months	.25%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Loan” means any Loan (other than Swingline Loans and Base Rate Loans bearing interest at a rate based on Adjusted Term SOFR) which accrues interest solely by reference to Adjusted Term SOFR plus the Applicable Margin, in accordance with the terms of this Agreement.

“Term SOFR Reference Rate” means the rate per annum determined by the Administrative Agent as the forward-looking term rate based on SOFR.

“Termination Date” means the date that (a) all Obligations (other than contingent obligations in respect of Letters of Credit, Secured Hedge Agreements and Banking Services Obligations) have been paid in full in cash, (b) no commitments or other obligations of any Lender to provide funds to the Borrowers remain outstanding, (c) no Lender Letter of Credit or Supported Letter of Credit remains outstanding (or, to the extent outstanding, such Letters of Credit have been Cash Collateralized as provided in Section 2.03(g)), (d) to the extent requested by the Administrative Agent, receipt by the Secured Parties of liability releases from the Loan Parties in form and substance reasonably acceptable to the Administrative Agent and (e) all contingent obligations have been cash collateralized with the Administrative Agent in a manner and amounts reasonably acceptable to the Administrative Agent.

“Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedge Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include a Lender or any Affiliate of a Lender).

“Test Period” means, as of any date of determination, the most recently completed four consecutive Fiscal Quarters of Holdings and its Subsidiaries ending on or prior to such date for which financial statements have been or are required to be delivered pursuant to Section 6.01(a) or Section 6.01(b) (solely in the case of financial statements with respect to a month that coincides with the end of any Fiscal Quarter).

“Third-Party Payor” means (a) any commercial medical insurance company having its principal office in the United States and licensed as an insurer in the state in which the Healthcare Services giving rise to any Account were rendered, (b) a Blue Cross/Blue Shield Plan, (c) any Government Account Debtor making payments under a Government Reimbursement Program, and (d) any HMO, PPO, managed care plan or other institutional Person or entity having its principal office in the United States that reimburses providers for Healthcare Services.

“Third-Party Payor Programs” means all payment and reimbursement programs sponsored by a Third-Party Payor, in which a Borrower or any other Loan Party participates.

“Title Insurance Company” means a title insurance company satisfactory to the Administrative Agent.

“Total Consideration” means, with respect to any Acquisition, all cash and non-cash consideration, including the amount of Indebtedness assumed by the buyer and the amount of Indebtedness evidenced by notes issued by the buyer to the seller the maximum amount payable in connection with any deferred purchase price obligation (including any earn-out obligation) determined in accordance with IFRS and the value of any Capital Stock of any Loan Party issued to the seller in connection with such Acquisition.

“Transport and Disposal Agreement”: an agreement for the transport and disposal of hazardous wastes in accordance with all applicable Laws, as the same may be amended, restated, supplemented, modified or replaced from time to time.

“TRICARE”: the program administered pursuant to 10 U.S.C. Section 1071 et seq.), Sections 1320a 7 and 1320a 7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes including 32 C.F.R. Part 199 et seq. and any rules, manuals, orders or guidelines (whether or not having the force of Law) pertaining to such program.

“TSXV” means the TSX Venture Exchange.

“Type” means, with respect to any Loan, its character as a Base Rate Loan or a Term SOFR Loan.

“UCC” means the Uniform Commercial Code as in effect in any applicable jurisdiction.

“UCP” means, with respect to any commercial Letter of Credit, the “Uniform Customs and Practice for Documentary Credits”, as most recently published by the International Chamber of Commerce.

“Ultimate Parent” means, Quipt Home Medical, a corporation formed under the laws of the Province of British Columbia.

“Unfunded Pension Liability” means the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan’s assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Sections 412 and 430 of the Internal Revenue Code for the applicable plan year.

“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” means the amount of any drawing under a Letter of Credit or payment under a Support Agreement which has not yet been reimbursed by the Borrowers (through direct payment or by the making of a Revolving Loan).

“Unrestricted Cash” means all non-restricted cash and Cash Equivalents of Holdings and its Subsidiaries in deposit or securities accounts in which the Administrative Agent has “control” pursuant to and within the meaning of Section 9-104 and/or 9-106 of the UCC pursuant to the terms and conditions set forth in the Security Agreement or any other Collateral Document.

“U.S. Borrower” means any Borrower that is a U.S. Person.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities, and that is otherwise a Business Day.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 3.01(f)(ii)(b)(3).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness as of any date of determination, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” means any Person 100% of whose Capital Stock is at the time owned by a Loan Party directly or indirectly through other Persons 100% of whose Capital Stock is at the time owned, directly or indirectly, by such a Loan Party.

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02         Other Interpretative Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)            The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed (a) to include all exhibits, schedules, annexes and appendices thereto and (B) as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person or entity hereunder shall be and include such Person’s or entity’s successors and assigns (subject to any restrictions on assignment set forth herein or in any other Loan Document), (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real and personal property and tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)            In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)            Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03          Accounting Terms.

(a)            Except as otherwise specifically prescribed herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with IFRS applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Pre-Closing Financial Statements.

(b)            Together with each Compliance Certificate, the Borrower Representative will provide a written summary of any changes in IFRS that materially impact the calculation of the financial covenants in Article 8 contained in such Compliance Certificate. If at any time any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and any of the Borrowers, the Administrative Agent or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower Representative on behalf of the Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Lenders), provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Borrower Representative shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS.

(c)            Notwithstanding the above, all calculations of the financial covenants in Article 8 (including for purposes of determining compliance with such financial covenants) shall be made on a Pro Forma Basis; however, no Specified Equity Contribution shall be included in any calculation made hereunder on a Pro Forma Basis. Further, no Specified Equity Contribution shall be included in the calculation of Consolidated Excess Cash Flow.

(d)            All financial statements delivered hereunder shall be prepared without giving effect to any election under Statement of Financial Accounting Standards Accounting Standards Codification No. 825 – Financial Instruments, or any successor thereto (including pursuant to the Accounting Standards Codification) (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof.

1.04          Rounding. Any financial ratios required to be maintained by the Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05         Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.06          Letter of Credit Amounts. Unless otherwise specified, all references herein to the amount of a Letter of Credit at any time shall be deemed to mean the maximum face amount of such Letter of Credit after giving effect to all increases thereof contemplated by such Letter of Credit or the Issuer Document related thereto, whether or not such maximum face amount is in effect at such time.

1.07          Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time. Notwithstanding anything to the contrary contained herein, no Loan Party or Subsidiary shall be party to or otherwise consummate a Division without the prior written consent of the Administrative Agent.

1.08          Interest Rates. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation, administration, submission, or calculation of or any other matter related to the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Benchmark Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 2
THE COMMITMENTS AND CREDIT EXTENSIONS

2.01          Loans.

(a)            Revolving Loans. Subject to the terms and conditions set forth herein, each Revolving Lender severally (and neither jointly nor jointly and severally) agrees to make loans to the Borrower Representative on behalf of the Borrowers (each such loan, including any Refinancing Revolving Loans, a “Revolving Loan”) in Dollars from time to time on any Business Day during the Revolving Loan Availability Period in an aggregate amount not to exceed at any time outstanding the amount of such Revolving Lender’s Revolving Commitment, provided, that after giving effect to any Borrowing of Revolving Loans, (i) the total Revolving Exposure of all Revolving Lenders shall not exceed the total Revolving Commitments of all Revolving Lenders, and (ii) the Revolving Exposure of each Revolving Lender shall not exceed such Revolving Lender’s Revolving Commitment. Within the limits of each Revolving Lender’s Revolving Commitment, and subject to the other terms and conditions hereof, the Borrower Representative on behalf of the Borrowers may borrow under this Section 2.01(a), prepay under Section 2.05, and re-borrow under this Section 2.01(a). The Revolving Loans may be Base Rate Loans or Term SOFR Loans, as further provided herein.

(b)            Initial Term Loan. Subject to the terms and conditions set forth herein, each Term Loan Lender severally agrees to fund its Pro Rata Share of a term loan to the Borrower Representative on behalf of the Borrowers (the “Initial Term Loan”) on the Closing Date in an aggregate amount not to exceed such Term Loan Lender’s Initial Term Loan Commitment, provided, that after giving effect to any Borrowing under the Initial Term Loan, the outstanding amount of the Initial Term Loan shall not exceed the total Initial Term Loan Commitments. Amounts repaid or prepaid on the Initial Term Loan may not be re-borrowed. The Initial Term Loan may consist of Base Rate Loans or Term SOFR Loans, as further provided herein. Any portion of the Initial Term Loan that is repaid or prepaid may not be re-borrowed. Upon making the Initial Term Loan, each Term Loan Lender’s Initial Term Loan Commitment shall terminate and be reduced to zero.

(c)            Delayed Draw Term Loan. Subject to the terms and conditions set forth herein, each Term Loan Lender severally agrees to fund its Pro Rata Share of a term loan to the Borrower Representative on behalf of the Borrowers (the “Delayed Draw Term Loan,” and together with the Initial Term Loan and any Refinancing Term Loan, the “Term Loans”) during the Delayed Draw Term Loan Availability Period in an aggregate amount not to exceed such Term Loan Lender’s Delayed Draw Term Loan Commitment; provided, that after giving effect to any Borrowing under the Delayed Draw Term Loan, the outstanding amount of the Delayed Draw Term Loan shall not exceed the total Delayed Draw Term Loan Commitments. Amounts repaid or prepaid on the Delayed Draw Term Loan may not be re-borrowed. The Delayed Draw Term Loan may consist of Base Rate Loans or Term SOFR Loans, as further provided herein. Any Delayed Draw Term Loan Commitments that are undrawn on the final day of the Delayed Draw Term Loan Availability Period shall no longer be available on the immediately following date or at any time thereafter and on such date the Delayed Draw Term Loan Commitments shall terminate and be reduced to zero.

2.02            Borrowings, Conversions and Continuations of Loans.

(a)            Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Term SOFR Loans shall be made upon the Borrower Representative’s irrevocable notice (and if in writing, in the form of the Loan Notice) to the Administrative Agent, which may be delivered by telephone or e mail request (or such other means as may be agreed upon by the Administrative Agent in its sole discretion). Each such notice must be received by the Administrative Agent not later than 10:00 a.m. (i) three (3) U.S. Government Securities Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Term SOFR Loans or of any conversion of Term SOFR Loans to Base Rate Loans, and (ii) one (1) Business Day prior to the requested date of any Borrowing of Base Rate Loans (or any conversion to Base Rate Loans). Each telephonic notice by the Borrower Representative pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a written Loan Notice, appropriately completed and executed by a Responsible Officer of the Borrower Representative. Each Borrowing of Delayed Draw Term Loans of any Type shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Subject to Section 2.03(d) with respect to Reimbursement Loans, each Borrowing of Revolving Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each conversion to or continuation of any Term SOFR Loans or each conversion to Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Loan Notice pursuant to this Section 2.02(a) (whether telephonic or written) shall specify (i) whether the Borrower Representative is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Term SOFR Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower Representative fails to specify a Type of Loan in a Loan Notice or if the Borrower Representative fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, a Term SOFR Loan with an Interest Period of one (1) month. Any such automatic conversion to a Term SOFR Loan with an Interest Period of one (1) month shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Term SOFR Loans. If the Borrower Representative requests a Borrowing of, conversion to, or continuation of Term SOFR Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(b)            Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Pro Rata Share of the applicable Loans, and if no timely notice of a conversion or continuation is provided by the Borrower Representative as required by Section 2.02(a) with respect to any continuation of a Term SOFR Loan, the Administrative Agent shall notify each Lender of the details of any automatic conversion of such Term SOFR Loan to Base Rate Loans as described in the preceding subsection. In the case of a Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Loan Notice without setoff, defense, counterclaim or claims in recoupment. Upon satisfaction of the conditions set forth in Section 4.02 (and, if such Borrowing is the initial Credit Extension, Section 4.01 and if such Borrowing is a Delayed Draw Term Loan, Section 4.02(e)), the Administrative Agent shall make all funds so received available to the Borrower Representative in like funds as received by the Administrative Agent by wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower Representative, provided, that if, on the date of a Borrowing of Revolving Loans, there are Unreimbursed Amounts outstanding, then the proceeds of such Borrowing shall be applied, first, to the payment in full of any such Unreimbursed Amounts, and second, to the Borrower Representative as provided above.

(c)            Except as otherwise provided herein, a Term SOFR Loan may be continued or converted only on the last day of the Interest Period for such Term SOFR Loan. During the existence of a Default or an Event of Default, no Loans may be requested as, converted to or continued as Term SOFR Loans without the consent of the Administrative Agent or Required Lenders, and the Administrative Agent or Required Lenders may demand that any or all of the then outstanding Term SOFR Loans be converted immediately to Base Rate Loans.

(d)            The Administrative Agent shall promptly notify the Borrower Representative and the Lenders of the interest rate applicable to any Interest Period for Term SOFR Loans upon determination of such interest rate. The determination of Adjusted Term SOFR by the Administrative Agent shall be conclusive in the absence of manifest error.

(e)            After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than seven (7) Interest Periods in effect with respect to outstanding Loans.

(f)            Notwithstanding the foregoing, this Section 2.02 shall not apply to Swingline Loans except as otherwise required by Section 2.04.

2.03            Letters of Credit and Letter of Credit Fees.

(a)            Letter of Credit.

(i)            Prior to the Business Day preceding the Revolving Loan Maturity Date the Revolving Commitment may be used by Borrowers, in addition to the making of Revolving Loans hereunder, for the issuance or arrangement of Letters of Credit and of Support Agreements related thereto pursuant to the terms, and subject to the conditions, set forth herein.

(ii)            No Letter of Credit or Support Agreement shall be issued, arranged, increased, amended or extended hereunder if:

A)            such issuance, increase, amendment or extension would violate or be prohibited or enjoined by applicable Law or any decree request or directive of any Governmental Authority or would subject the L/C Issuer, Support Provider or the Lenders to any restriction, reserve or capital requirement not in effect on the Closing Date, or would impose any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the L/C Issuer, Support Provider or Lenders in good faith deems material to it;

B)            any Lender is at such time a Defaulting Lender, unless the L/C Issuer (or Support Provider) has entered into arrangements, including the delivery of Cash Collateral, satisfactory to the L/C Issuer (or such Support Provider) (in its sole discretion) with the Borrowers or such Lender to eliminate the L/C Issuer’s (or such Support Provider’s) actual or potential Fronting Exposure (after giving effect to Section 2.16(d)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other Letter of Credit Liabilities as to which the L/C Issuer (or such Support Provider) has actual or potential Fronting Exposure, as it may elect in its sole discretion;

C)            the Administrative Agent determines that one or more applicable conditions contained in Article 4 has not been satisfied; or

D)            after giving effect to such issuance, increase or extension, (x) the aggregate Letter of Credit Liabilities under all Letters of Credit exceed the Letter of Credit Sublimit, (y) the total Revolving Exposure of all Lenders exceeds the aggregate Revolving Commitments of all Lenders, or (z) the Revolving Exposure of any Lender exceeds such Lender’s Revolving Commitment.

Additionally, no Letter of Credit shall be amended (including any increase in its amount or extension of its term) if such Letter of Credit in its amended form would not be permitted under the terms hereof or if the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(iii)            Each Letter of Credit shall expire by its terms within one year after the date of issuance and in any event at least thirty (30) days prior to the Revolving Loan Maturity Date. Notwithstanding the foregoing, a Letter of Credit may provide for automatic extensions of its expiry date for one or more successive one (1) year periods, provided that (A) no renewal term may extend the term of the Letter of Credit to a date that is later than the thirtieth (30th) day prior to the Revolving Loan Maturity Date, (B)  the L/C Issuer that issued such Letter of Credit has the right (either on its own initiative or at the direction of the Administrative Agent or Support Provider issuing a Support Agreement with respect thereto) not to extend such expiry date and to terminate such Letter of Credit on each such annual expiration date with the giving of notice and (C) no such extension shall be permitted (and the Administrative Agent may notify the L/C Issuer not to so extend such Letter of Credit) if the L/C Issuer, the Support Provider, or the Administrative Agent has determined that such Letter of Credit would not be permitted in its revised (as extended) form under the terms hereof, or the Administrative Agent has determined that one or more of the applicable conditions specified in Article 4 or in this Section 2.03 for Letter of Credit issuance is not then satisfied. Each letter of credit issued or renewed by the L/C Issuer on account of this Agreement or any Support Agreement, and each Support Agreement delivered by a Support Provider on account of this Agreement, in each case shall be conclusively deemed to constitute a Letter of Credit or a Support Agreement, as applicable, issued, renewed or delivered in full compliance with this Agreement for all purposes hereunder.

(iv)            Nothing in this Agreement (other than as provided in Section 2.03(a) as to the L/C Issuer or the Support Provider) shall be construed to obligate any Lender, the Administrative Agent or its Affiliates to arrange, issue, increase the amount of or extend the expiry date of any Letter of Credit or Support Agreement, which act or acts, if any, shall be subject to agreements to be entered into from time to time between the applicable Borrower and such Person.

(b)            Letter of Credit Procedure.

(i)            Should a Borrower wish to have a Letter of Credit issued or an existing Letter of Credit amended (including any increase in the amount thereof or extension of the expiry date thereof), Borrower Representative shall deliver to the Administrative Agent a Notice of L/C Credit Event at least five (5) Business Days before the proposed date of issuance or amendment.

(ii)            Each L/C Issuer that is a party to this Agreement shall give the Administrative Agent prompt written notice (and Borrowers shall cause each L/C Issuer not a party to this Agreement to give the Administrative Agent prompt written notice) of each issuance or amendment of a Letter of Credit, each payment made by such L/C Issuer in respect of such Letter of Credit issued by it, and any other information requested by the Administrative Agent with respect to such Letter of Credit or amendment.

(c)            Letter of Credit Fee. Borrowers shall also pay directly to each L/C Issuer (or if applicable, the Support Provider) for its own account a fronting fee with respect to each Letter of Credit issued (or guaranteed) by it equal to 0.125% per annum of the daily maximum amount then available to be drawn under such Letter of Credit (determined without regard to whether any conditions to drawing could then be met) (the “Fronting Fee”). Borrowers shall pay to the Administrative Agent, for the benefit of the Revolving Lenders, a letter of credit fee with respect to the Letter of Credit Liabilities for each Letter of Credit, computed for each day from the date of issuance of such Letter of Credit to the date that is the last day a drawing is available under such Letter of Credit, at a rate per annum equal to the Applicable Margin then applicable to Letters of Credit (the “Letter of Credit Fee”) times the daily maximum amount available to be drawn under such Letter of Credit (whether or not such maximum amount is then in effect under such Letter of Credit); provided, however, any Letter of Credit Fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the L/C Issuer (or the Support Provider, as the case may be) pursuant to this Section 2.03 shall be payable, to the maximum extent permitted by applicable Law, to the other Revolving Lenders in accordance with the upward adjustments in their respective Pro Rata Share allocable to such Letter of Credit pursuant to Section 2.16(d), with the balance of such fee, if any, payable to the L/C Issuer (or the Support Provider, as the case may be) for its own account. Fronting Fees and Letter of Credit Fees shall be (i) computed on a quarterly basis in arrears and (ii) due and payable on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Revolving Loan Maturity Date and thereafter on demand. If there is any change in the Applicable Margin during any quarter, the daily maximum amount of each Letter of Credit shall be computed and multiplied by the Applicable Margin separately for each period during such quarter that such Applicable Margin was in effect. Notwithstanding anything to the contrary contained herein, while an Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate. In addition, Borrowers shall pay promptly to the L/C Issuer (or reimburse the Support Provider for) any fronting or other fees, costs or expenses that it may charge in connection with any Letter of Credit.

(d)            Reimbursement Obligations of Borrowers, Reimbursement Loans and Lender Participations.

(i)            If an L/C Issuer shall make a payment under a Letter of Credit or a Support Provider shall make a payment under a related Support Agreement, L/C Issuer or the Support Provider, as applicable, shall notify the Borrower Representative thereof. Not later than 11:00 a.m. on the date of any payment by the L/C Issuer under a Letter of Credit or by the Support Provider under a Support Agreement, so long as the Borrower Representative has received telephonic notice of such payment prior to 10:00 a.m. on such date, and otherwise on the following Business Day, the applicable Borrowers shall promptly (but in any event on the same day) satisfy its Reimbursement Obligation by paying to the L/C Issuer or Support Provider (or to the Administrative Agent for the account of the L/C Issuer or Support Provider), as applicable, the full outstanding amount of such Unreimbursed Amount. Such Borrower shall also pay interest, on demand, on all Unreimbursed Amounts for each day until such Unreimbursed Amount is satisfied at a rate per annum equal to the sum of two percent (2%) plus the interest rate applicable to Revolving Loans (which are Base Rate Loans) for such day.

(ii)            If any Borrower fails to pay its Reimbursement Obligation when due, the Borrower Representative shall be deemed to have immediately requested that Revolving Lenders make a Revolving Loan (a “Reimbursement Loan”), which shall be a Base Rate Loan, in a principal amount equal to the amount of such Unreimbursed Amount, the proceeds of which shall be applied to satisfy such Reimbursement Obligation. Administrative Agent shall promptly notify Revolving Lenders of any such deemed request and each Revolving Lender shall make available to the Administrative Agent not later than 12:00 p.m. on the Business Day following such notification from the Administrative Agent such Revolving Lender’s Pro Rata Share of such Revolving Loan. Each Revolving Lender hereby absolutely and unconditionally agrees to fund such Revolving Lender’s Pro Rata Share of the Reimbursement Loan, unaffected by any circumstance whatsoever, including (A) the occurrence and continuance of a Default or an Event of Default (but the funding of such a Revolving Loan shall not act as a cure or waiver of any Default or Event of Default other than the non-payment of such Unreimbursed Amount), (B) the fact that, whether before or after giving effect to the making of any such Revolving Loan, the Revolving Exposure exceeds or will exceed the Revolving Commitment, (C) the surrender or impairment of any security for the performance or observance of any of the terms of this Agreement, or (D) the failure of any condition in Article 4 to have been satisfied. Administrative Agent shall apply the gross proceeds of each such Revolving Loan in satisfaction of such Borrowers’ Reimbursement Obligation.

(iii)            Concurrently with the issuance of each Support Agreement and Letter of Credit, each such Revolving Lender shall be deemed to have purchased and received, without recourse or warranty, an undivided interest and participation, to the extent of such Lender’s Pro Rata Share of the Revolving Commitment, in and to the liabilities and obligations in respect of such Letters of Credit and Support Agreements and the corresponding Reimbursement Obligations and Unreimbursed Amounts which may arise therefrom. Such Lenders’ participation obligation shall be absolute and unconditional and shall not be affected by any circumstances whatsoever. If, notwithstanding the provision of Section 2.03(d)(i) or (ii) above, any portion of an Unreimbursed Amount remains outstanding (whether due to Borrowers failing to honor their Reimbursement Obligation, or if a Reimbursement Loan cannot for any reason be made, or otherwise) or if any reimbursement received by Support Provider or any L/C Issuer from any Borrower is or must be returned or rescinded upon or during any bankruptcy or reorganization of any Loan Party or otherwise (including any Revolving Loan made pursuant to Section 2.03(d)(ii)), each Revolving Lender shall be irrevocably and unconditionally obligated to fund its participation in such Unreimbursed Amount by paying to the Administrative Agent for the account of the Support Provider or L/C Issuer, as applicable, its Pro Rata Share of such Unreimbursed Amount. To the extent any such Revolving Lender shall not have made such amount available to the Administrative Agent, as applicable, by 12:00 p.m. on the Business Day on which such Lender receives such notice from the Administrative Agent, (A) such Lender shall pay interest on such amount to the Administrative Agent on demand accruing daily at the Federal Funds Rate, for the first three (3) days following such Lender’s receipt of such notice, and thereafter at the Base Rate plus the Applicable Margin in respect of Revolving Loans that are Base Rate Loans and (B) the Administrative Agent may apply any subsequent payment that such Lender otherwise is entitled to receive under this Agreement to the satisfaction of such Lender’s obligation. Any Revolving Lender’s failure to fund its participation amount shall not relieve any other Lender of its obligation hereunder to fund such participation, but no Revolving Lender shall be responsible for the failure of any other Lender to fund its participation.

(iv)            Notwithstanding the foregoing, payment of any such Lender’s participation described in Section 2.03(d)(iii) above, and further disbursement of such payment to the L/C Issuer or Support Provider, shall in no way extinguish the Borrowers’ related Reimbursement Obligation and any such Reimbursement Obligation not paid by Borrower or refinanced by Reimbursement Loans shall be due and payable on demand together with interest as described in Section 2.03(d)(i).

(e)            Repayment to Lenders.

(i)            Until a Lender funds its Reimbursement Loan or participation pursuant to Section 2.03(d), interest with respect to any Unreimbursed Amount shall be for the account of the L/C Issuer or Support Provider, as the case may be. Once the Administrative Agent has received from any Lender such Lender’s portion of the Reimbursement Loan or participation, the Administrative Agent shall distribute to such Lender (in the same funds as those received by the Administrative Agent, and whether such funds are directly from the Borrowers or otherwise, including proceeds of cash collateral applied thereto by the Administrative Agent), such Lender’s Pro Rata Share of any principal payments received by the Administrative Agent in respect of such Unreimbursed Amount or Reimbursement Loan, plus any interest received by the Administrative Agent which have accrued on such Unreimbursed Amount or Reimbursement Loan for the period after such Lender funded such participation or Reimbursement Loan.

(ii)            If any payment received by the Administrative Agent pursuant to Section 2.03(d) is required to be returned under any circumstances (including pursuant to any settlement entered into by the L/C Issuer or the Support Provider, as the case may be, in its discretion), each Revolving Lender shall pay to the Administrative Agent for its own account or for the account of the L/C Issuer or Support Provider, as the case may be, its Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect.

(f)            Absolute Obligations. The obligations of each Borrower to pay its Reimbursement Obligations and its obligation to repay the Reimbursement Loans and the obligations of the Lenders to fund their portion of Reimbursement Loans or participations under Section 2.03(d) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under all circumstances whatsoever, including the following:

(i)            any lack of validity or enforceability of, or any amendment or waiver of or any consent to departure from, any Letter of Credit, Support Agreement or any related document;

(ii)            the existence of any claim, set-off, defense or other right which any Person may have at any time against the beneficiary of any Letter of Credit, the L/C Issuer (including any claim for improper payment), Support Provider, Administrative Agent, any Lender or any other Person, whether in connection with any Loan Document or any unrelated transaction, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(iii)            any statement or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever other than in respect of the gross negligence or willful misconduct of the L/C Issuer as determined by a non-appealable decision of a court of competent jurisdiction;

(iv)            any affiliation between the L/C Issuer, the Administrative Agent and/or the Support Providers; or

(v)            to the extent permitted under applicable Law, any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

(g)            Deposit Obligations of Borrowers. Upon the request of the Administrative Agent or the L/C Issuer (or the Support Provider, as the case may be), (x) if the L/C Issuer (or the Support Provider, as the case may be) has honored any full or partial drawing request under any Letter of Credit (as if any Support Provider has made a payment under a Support Agreement) and such drawing (or payment) has resulted in any Unreimbursed Amounts or (y) in the event any Letters of Credit, Support Agreements or Unreimbursed Amounts are outstanding at the time that Borrowers prepay or are required to repay the Obligations or the Revolving Commitment is terminated, Borrowers shall (i) Cash Collateralize one hundred and five percent (105%) of the aggregate outstanding Letter of Credit Liabilities and such Cash Collateral shall be available to the Administrative Agent, for its benefit and the benefit of issuers of Lender Letters of Credit and Support Providers, to reimburse payments of drafts drawn under such Letters of Credit and pay any fees and expenses related thereto and (ii) prepay the fee payable under Section 2.03(c) with respect to such Letters of Credit for the full remaining terms of such Letters of Credit. At any time that there shall exist a Defaulting Lender, promptly upon the request of the Administrative Agent, the L/C Issuer (or the Support Provider, as the case may be) or the Swingline Lender, the Borrowers shall deliver to the Administrative Agent Cash Collateral in an amount sufficient to cover all Fronting Exposure (after giving effect to Section 2.16(d) and any Cash Collateral provided by the Defaulting Lender). Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.03 in respect of Letters of Credit shall be held and applied in satisfaction of the specific Letter of Credit Liabilities, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided herein. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender) or (ii) the Administrative Agent’s good faith determination that there exists excess Cash Collateral; provided, however, (x) that Cash Collateral furnished by or on behalf of a Loan Party shall not be released during the continuance of a Default or an Event of Default and (y) the Person providing Cash Collateral and the L/C Issuer (or the Support Provider, as the case may be) may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations. Each Borrower hereby grants to the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, a security interest in all such cash, deposit accounts and all balances therein pledged, deposited with or delivered to the Administrative Agent and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at a bank designated by the Administrative Agent.

(h)            Applicability of ISP98 and UCP. Unless otherwise expressly set forth in the applicable Letter of Credit, (i) the rules of the ISP shall apply to each standby Letter of Credit and (ii) the rules of the UCP shall apply to each commercial Letter of Credit.

(i)            Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary of the Borrowers, the Borrowers shall be obligated to pay any Unreimbursed Amount. The Borrowers hereby acknowledge that the issuance of Letters of Credit or any Support Agreement for the account of any such Subsidiary inures to the benefit of the Borrowers and that the Borrowers’ business derives substantial benefits from the businesses of such Subsidiaries.

(j)            Role of L/C Issuer and Others, Conflicts.

(i)            The L/C Issuer, its correspondents, participants or assignees, the Administrative Agent, the Support Providers and the Agent Related Persons (collectively, the “Released Persons”) shall have no responsibility to obtain any document (other than the L/C Issuer’s obligation to obtain any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. No Released Person shall be liable to any Loan Party or any Lender for (A) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (B) any action taken or omitted in the absence of gross negligence or willful misconduct of such Released Person as determined by a final non appealable decision of a court of competent jurisdiction; or (C) the due execution, effectiveness, validity or enforceability of any Issuer Document or any other document or instrument related to any Letter of Credit or Support Agreement. Each Loan Party and their Subsidiaries hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to the use of any Letter of Credit. No Released Person shall be liable or responsible for any of the matters described in Section 2.03(f), provided, that anything in such clauses to the contrary notwithstanding, the Borrowers may have a claim against the L/C Issuer, and the L/C Issuer may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to consequential, punitive or exemplary, damages suffered by the Borrowers which the Borrowers prove were caused by the L/C Issuer’s willful misconduct or gross negligence or the L/C Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit, each as determined by a final non appealable decision of a court of competent jurisdiction. In furtherance and not in limitation of the foregoing, the L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(ii)            In the event of any conflict between the terms hereof and the terms of any Issuer Documents, the terms hereof shall control.

(iii)            The failure of the L/C Issuer to agree to or to conform with the terms of this Agreement (particularly if the L/C Issuer is not a party to this Agreement) shall in no way limit the obligations of the Loan Parties hereunder or subject the Administrative Agent, Support Providers or any Agent-Related Person to any liability.

(iv)            Any L/C Issuer may resign at any time by giving thirty (30) days’ prior notice to the Administrative Agent, the Lenders and the Borrower Representative. After the resignation of an L/C Issuer hereunder, the retiring L/C Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an L/C Issuer under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit or to extend, reinstate, renew or increase any existing Letter of Credit.

2.04            Swingline Loans.

(a)            Swingline Facility. Subject to all of the terms and conditions of this Agreement (including the applicable conditions set forth in Article 4), the Swingline Lender may, in its sole discretion and in reliance upon the representations and warranties of the Borrowers set forth herein and the agreements of the other Lenders set forth in Sections 2.04(c) and 2.04(d), make Swingline Loans to the Borrower Representative on behalf of the Borrowers, from time to time during the Revolving Loan Availability Period, for the purposes identified in Section 6.11, notwithstanding the fact that the aggregate amount of the outstanding Swingline Loans, when added to the Swingline Lender’s Pro Rata Share of the outstanding Revolving Loans and Letter of Credit Liabilities, from time to time may exceed the amount of such Lender’s Revolving Commitment; provided, that, after giving effect to any Borrowing of a Swingline Loan, (i) the total Revolving Exposures shall not exceed the total Revolving Commitments, (ii) the Revolving Exposure of any Lender shall not exceed such Lender’s Revolving Commitment (except that in the case of the Swingline Lender, the Swingline Lender’s Revolving Exposure (excluding all Swingline Exposure) plus the principal balance of all outstanding and the proposed Swingline Loans shall not exceed the sum of such Revolving Exposure (other than Swingline Exposure) plus the Swingline Loan Sublimit), and (iii) the total Swingline Exposure shall not exceed the Swingline Loan Sublimit. Each Swingline Loan shall be a Base Rate Loan. No Swingline Loan shall be used for the purpose of funding the payment of the principal of any other Swingline Loan. Immediately upon the making of a Swingline Loan, each Revolving Lender shall be deemed to have purchased, and hereby irrevocably and unconditionally agrees to purchase, from the Swingline Lender, a risk participation in such Swingline Loan in an amount equal to the product obtained by multiplying such Lender’s Pro Rata Share by the amount of such Swingline Loan. Swingline Loans may be prepaid and re-borrowed from time to time during the Revolving Loan Availability Period. All Swingline Loans shall be paid in full no later than the earlier of the tenth (10th) Business Day following the Borrowing of such Swingline Loan and the Revolving Loan Maturity Date.

(b)            Funding Procedures for Swingline Loans. In order to request a Swingline Loan, the Borrower Representative shall give to the Administrative Agent and Swingline Lender a Swingline Loan Notice (or telephonic notice to be confirmed promptly with a Swingline Loan Notice) of a proposed Borrowing consisting of a Swingline Loan, specifying the amount of the requested Swingline Loan, not later than 10:00 a.m. on the Business Day of the proposed Borrowing. Subject to the foregoing, on the Business Day of the proposed Borrowing, the Swingline Lender may make the proceeds of the requested Swingline Loan available to the Borrower Representative by crediting an account of the Borrower Representative that has been designated for such purpose in writing by the Borrower Representative to the Swingline Lender. Each Swingline Loan shall be in a minimum amount of $500,000 and in integral multiples of $100,000 in excess of that amount.

(c)            Repayment of Swingline Loans with Revolving Loans. Regardless of whether the conditions set forth in Sections 4.01 and 4.02 have been or are capable of being satisfied and without limiting the requirement of the Borrowers to repay the Swingline Loans as set forth in the last sentence of Section 2.04(a), on any Business Day the Swingline Lender may, in its sole discretion, give notice to the Lenders that some part or all of the outstanding Swingline Loans are to be repaid on the next succeeding Business Day with a Borrowing of Revolving Loans constituting Base Rate Loans made pursuant to Section 2.01 (but not subject to the minimum borrowing requirements of Section 2.02) in the same manner and with the same force and effect as if the Borrower Representative had submitted a Loan Notice therefor pursuant to Section 2.02. Swingline Lender hereby agrees that it shall request such a settlement of all of the outstanding Swingline Loans from Revolving Lenders at least once every ten (10) Business Days. Each Lender holding a Revolving Commitment shall make the amount of its Revolving Loan available to the Administrative Agent, in immediately available funds, at Administrative Agent’s Office, not later than 11:00 a.m. on the applicable funding date. The Administrative Agent shall make the proceeds of such Revolving Loans available to the Swingline Lender on such funding date by causing an amount of immediately available funds equal to the proceeds of all such Revolving Loans received by the Administrative Agent to be credited to an account of the Swingline Lender at such office of the Administrative Agent or shall make such proceeds available to the Swingline Lender in such other manner as shall be satisfactory to the Administrative Agent and the Swingline Lender.

(d)            Participations in Swingline Loans. If for any reason a requested Borrowing of Revolving Loans pursuant to Section 2.04(c) is not or cannot be effected, the Revolving Lenders will, as of the date such proposed Borrowing otherwise would have occurred but adjusted for any payments received in respect of such Swingline Loan(s) by or for the account of the Borrowers on or after such date and prior to such purchase, immediately fund their respective participations in the outstanding Swingline Loans as necessary to cause such Lenders to share in such Swingline Loan(s) proportionately in accordance with their respective Pro Rata Shares. Whenever, at any time after any Revolving Lender has funded its purchase of a participating interest in a Swingline Loan, the Swingline Lender receives any payment on account thereof, the Swingline Lender will distribute to such Lender its proportionate share of such amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded), provided, that in the event any such payment received by the Swingline Lender is subsequently set aside or is required to be refunded, returned or repaid, such Lender will repay to the Swingline Lender its proportionate share thereof.

(e)            Failure to Pay by Lenders. If any Lender shall fail to perform its obligation to make a Revolving Loan pursuant to Section 2.04(c) or to fund its purchase of a participation in Swingline Loans pursuant to Section 2.04(d), the amount in default shall bear interest for each day from the day such amount is payable until fully paid at a rate per annum equal to (i) for the first three (3) days, the Federal Funds Rate and (ii) thereafter, the Base Rate plus the Applicable Margin in respect of Revolving Loans which are Base Rate Loans, and such obligation may be satisfied by application by the Administrative Agent (for the account of the Swingline Lender) of any payment that such Lender otherwise is entitled to receive under this Agreement. Pending repayment, each such advance shall be secured by such Lender’s participation interest, if any, in the Swingline Loans and any security therefor, and the Swingline Lender shall be subrogated to such Lender’s rights hereunder in respect thereof.

(f)            Lenders’ Obligations Absolute. The obligation of each Lender to make Revolving Loans pursuant to Section 2.04(c) and to purchase participations in Swingline Loans pursuant to Section 2.04(d) shall be unconditional and irrevocable, shall not be subject to any qualification or exception whatsoever, shall be made in accordance with the terms and conditions of this Agreement under all circumstances and shall be binding in accordance with the terms and conditions of this Agreement under all circumstances, including the following circumstances: (i) any lack of validity or enforceability of this Agreement, any of the other Loan Documents or any other instrument, document or agreement relating to the transactions that are the subject thereof; (ii) the existence of any claim, defense, set-off or other right that any Borrower, any Guarantor or any Lender may have at any time against the any Agent-Related Person, the Swingline Lender, any other Lender, or any other Person, whether in connection with this Agreement, the transactions contemplated herein or any related transactions; (iii) the surrender or impairment of any security for the performance or observance of any of the terms of this Agreement; (iv) the occurrence or continuance of any Default or failure of any condition in Article 4 to have been satisfied upon funding the Swingline Loan or thereafter; (v) any adverse change in the condition (financial or other) of any Borrower or any Guarantor; or (vi) any other reason.

2.05            Prepayments.

(a)            Voluntary Prepayments of Loans.

(i)            Revolving Loans and Term Loans. Subject to the limitations set forth in this Section 2.05(a), the Borrowers may, upon notice from the Borrower Representative to the Administrative Agent, at any time or from time to time voluntarily prepay Revolving Loans and the Term Loans in whole or in part without premium or penalty, provided that (i) such notice must be received by the Administrative Agent not later than 10:00 a.m. (A) three (3) U.S. Government Securities Business Days prior to any date of prepayment of Term SOFR Loans, and (B) one (1) Business Day prior to the date of prepayment of Base Rate Loans; (ii)  any such prepayment of Term SOFR Loans shall be in a principal amount of $25,000 or a whole multiple of $100,000 in excess thereof (or, if less, the entire principal amount thereof then outstanding) and (iii) any such prepayment of Base Rate Loans shall be in a principal amount of $25,000 or a whole multiple of $100,000 in excess thereof (or, if less, the entire principal amount thereof then outstanding). Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s Pro Rata Share of such prepayment and Prepayment Fee (if any). If such notice is delivered by the Borrowers, the Borrowers shall make such prepayment and the payment amount specified in such notice and the Prepayment Fee (if any) shall be due and payable on the date specified therein, unless such notice is made in connection with the prepayment in full of all Loans and the termination of all commitments under this Agreement, in which case no prepayment shall be required hereunder if the condition to such commitment termination is not satisfied as contemplated by Section 2.06. Any prepayment of a Term SOFR Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05. Notwithstanding the foregoing, the Borrowers may not voluntarily prepay any Loans that are Term SOFR Loans unless such Loans are prepaid at the end of the applicable Interest Period or unless the Borrowers pay all costs associated with such prepayment as provided in Section 3.05.

(ii)            Application of Voluntary Prepayments of Revolving Loans and Term Loans. Any voluntary prepayment of the Term Loans shall be applied in the manner designated in writing by the Borrower Representative at the time of such prepayment (or absent such instruction, ratably to the remaining principal amortization payments thereof, including the installment due on the Term Loan Maturity Date). Prepayments of Revolving Loans pursuant to this Section 2.05(a) shall not reduce the total Revolving Commitments. Each such prepayment shall be applied to the Loans of the applicable Lenders in accordance with their respective Pro Rata Shares.

(iii)            Prepayment of Swingline Loans. The Borrowers may prepay Swingline Loans, in whole or in part, at any time and from time to time. The Borrowers shall, prior to or contemporaneously with making any such prepayment, give the Swingline Lender such notice of prepayment (written notice or telephonic notice confirmed in writing to the Swingline Lender) as is sufficient to enable the Swingline Lender to apply such prepayment properly to the repayment of Swingline Loans.

(b)            Mandatory Prepayments of Loans.

(i)            Total Revolving Exposure. If, for any reason (a) the total Revolving Exposures at any time exceed the total Revolving Commitments then in effect, (b) the aggregate Letter of Credit Liabilities exceed the Letter of Credit Sublimit, or (c) the total Swingline Exposure exceeds the Swingline Loan Sublimit, the Borrowers shall immediately prepay the Swingline Loans, prepay the Revolving Loans and/or Cash Collateralize the Letter of Credit Liabilities, as applicable, in an aggregate amount equal to any such excess (each such prepayment to be applied as set forth in clause (vii) below).

(ii)            Dispositions and Involuntary Dispositions. The Borrowers shall prepay the Term Loan and thereafter, the Obligations described in clause (vii) below in an aggregate amount equal to 100% of the Net Cash Proceeds of any Disposition or Involuntary Disposition (each such prepayment to be applied as set forth in clause (vii) below) excluding the proceeds of any voluntary Disposition described in clauses (a), (b) or (c) of Section 7.05. Notwithstanding the foregoing, if at the time of the receipt of such Net Cash Proceeds no Default or Event of Default has occurred and is continuing and the Borrower Representative delivers to the Administrative Agent a certificate, executed by the Borrower Representative’s chief financial officer, that it intends within 365 days after receipt thereof to use all of such Net Cash Proceeds either to purchase assets used in the ordinary course of business of the Borrowers and their respective Subsidiaries (other than current assets, as defined in accordance with IFRS) or to make Capital Expenditures, the Borrower may use such Net Cash Proceeds in the manner set forth in such certificate, provided, that, (A) such Net Cash Proceeds shall be held in a Controlled Account until such time as such Net Cash Proceeds are used to purchase such assets or to make such Capital Expenditures or applied to the Obligations upon the occurrence of any Event of Default, as the case may be, (B) the aggregate amount of such Net Cash Proceeds so used and not subject to prepayment under this clause (ii) of this Section 2.05(b) shall not exceed $1,000,000 in any Fiscal Year, (C) any assets so acquired shall be subject to the security interests under the Collateral Documents with not less than the same priority as the assets subject to such Disposition or Involuntary Disposition, and (D) any such Net Cash Proceeds not so used or committed to such use pursuant to a binding agreement on or before the earliest of the following dates shall promptly (but in any event within two (2) Business Days after such date) be applied as a prepayment in accordance with clause (vii) below: (1) the date that is 365 days (or 540 days, if committed to such use pursuant to a binding agreement that was entered into on or before the 365th day after receipt of such proceeds and notice of such agreement has been delivered to the Administrative Agent) after receipt thereof, (2) the date that is five (5) Business Days after the date on which the Borrower Representative shall have notified the Administrative Agent of the Borrowers’ determination not to purchase such replacement assets with such Net Cash Proceeds, (3) the date on which an Event of Default set forth in Section 9.01(a), (f) or (g) occurs, and (4) the date that is five (5) Business Days after the delivery of a notice by the Administrative Agent or the Required Lenders to the Borrower Representative during the continuance of any other Event of Default.

(iii)            [Reserved].

(iv)            Debt Issuances. Immediately upon receipt by any Loan Party or any Subsidiary of the Net Cash Proceeds of any Debt Issuance, the Borrowers shall prepay the Term Loans and thereafter, the Obligations described in clause (vii) below in an aggregate amount equal to one hundred percent (100%) of all such Net Cash Proceeds (such prepayment to be applied as set forth in clause (vii) below).

(v)            Excess Cash Flow. On the date that is fifteen (15) days after the date on which the annual financial statements are required to be delivered pursuant to Section 6.01(a) for each Fiscal Year (commencing with the Fiscal Year ending September 30, 2023), the Borrowers shall prepay the Term Loans and thereafter, the Obligations described in clause (vii) below in an aggregate amount equal to twenty-five percent (25%) (provided, that (a) if the Consolidated Total Net Leverage Ratio was less than 1.50 to 1.00 as of the end of such Fiscal Year as reflected in and properly calculated by the Compliance Certificate for such Fiscal Year, reducing to zero percent (0%), or (b) if the Consolidated Total Net Leverage Ratio was greater than or equal to 2.50 to 1.00 as of the end of such Fiscal Year as reflected in and properly calculated by the Compliance Certificate for such Fiscal Year, or a Default or Event of Default exists, increasing to fifty percent (50%)) of Excess Cash Flow for such Fiscal Year) less voluntary principal prepayments under the Loans (other than in respect of the Revolving Loans to the extent not accompanied by an equivalent permanent reduction of the Revolving Commitment) made with Internally Generated Cash. Simultaneously with the delivery by the Loan Parties of the financial statements required to be delivered pursuant to Section 6.01(a) for each Fiscal Year, the Loan Parties shall deliver to the Administrative Agent a calculation (in such detail as the Administrative Agent may reasonably require) of the Excess Cash Flow for such Fiscal Year. Each prepayment with respect to Excess Cash Flow shall be accompanied by a certificate executed by the Borrower Representative’s chief financial officer certifying the manner in which Excess Cash Flow and the resulting prepayment were calculated, which certificate shall be in form, substance and detail reasonably satisfactory to the Administrative Agent and shall be applied as set forth in clause (vii) below.

(vi)            Extraordinary Receipts. Upon receipt by any Loan Party of any Extraordinary Receipts, the Borrower shall prepay the Term Loans and thereafter, the Obligations described in clause (vii) below in an aggregate amount equal to one hundred percent (100%) of such Extraordinary Receipts and shall be applied as set forth in clause (vii) below.

(vii)            Application of Mandatory Prepayments. All amounts required to be paid pursuant to this Section 2.05(b) shall be applied as follows:

A)            with respect to all amounts prepaid pursuant to Section 2.05(b)(i), (x) to the Swingline Loans, to the full extent thereof, (y) after all Swingline Loans have been repaid, to the Revolving Loans to the full extent thereof and, (z) after all Swingline Loans and Revolving Loans have been repaid, to Cash Collateralize any Letter of Credit Liabilities; and

B)            with respect to all amounts prepaid pursuant to Sections 2.05(b)(ii) through (vi), first to the Term Loans (applied in direct order of maturity for the four (4) scheduled principal amortization payments of the Term Loan immediately following such prepayment and thereafter pro rata to the remaining principal amortization payments of the Term Loan, including the payment due on the Term Loan Maturity Date), second to the Swingline Loans, third to the Revolving Loans and fourth to Cash Collateralize the Letter of Credit Liabilities.

(viii)            [Reserved].

(c)            Within the parameters of the applications set forth above, prepayments shall be applied first to Base Rate Loans and then to Term SOFR Loans in direct order of Interest Period maturities. Prepayments of the Revolving Loans pursuant to this Section 2.05(c) shall reduce the total Revolving Commitments. All prepayments under this Section 2.05(c) shall be subject to Section 3.05, and shall require, on the date of such prepayment, payment in full by Borrowers of any applicable Prepayment Fee, but otherwise shall be without premium or penalty, and shall be accompanied by a payment of all interest accrued on the principal amount prepaid through the date of prepayment.

2.06            Termination or Reduction of Total Delayed Draw Term Loan Commitments or Revolving Commitments. The Borrowers may, upon prior written notice from the Borrower Representative to the Administrative Agent, terminate the total Delayed Draw Term Loan Commitments or Revolving Commitments or from time to time permanently reduce the total Delayed Draw Term Loan Commitments or Revolving Commitments; provided, however, that (a) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. (i) ten (10) Business Days prior to the date of termination or (ii) three (3) Business Days prior to the date of reduction, (b) any such partial reduction shall be in an aggregate amount of $500,000 or any whole multiple of $100,000 in excess thereof, (c) after giving effect to any reduction of the total Delayed Draw Term Loan Commitments, the total Delayed Draw Term Loan Commitments shall not be less than the aggregate outstanding principal amount of all Lenders’ Delayed Draw Term Loans, (d) after giving effect to any reduction of the total Revolving Commitments, the total Revolving Commitments shall not be less than (i) the total Revolving Exposures or (ii) the sum of the Letter of Credit Sublimit and the Swingline Loan Sublimit, (e) any termination of the total Delayed Draw Term Loan Commitments shall be accompanied by a prepayment in full of all Delayed Draw Term Loans, (f) any termination of the total Revolving Commitments shall be accompanied by a prepayment in full of all Revolving Loans and all Letter of Credit Liabilities shall be Cash Collateralized in accordance with the terms of Section 2.03(g), and (g) the Administrative Agent shall not be required to release its Lien on any Collateral in connection with any termination or reduction. The Administrative Agent will promptly notify the Delayed Draw Term Loan Lenders or the Revolving Lenders, as applicable, of any such notice of termination or reduction of the Delayed Draw Term Loan Commitments or Revolving Commitments. Any reduction of the total Delayed Draw Term Loan Commitments shall be applied to the Delayed Draw Term Loan Commitment of each Lender according to its Pro Rata Share. Any reduction of the total Revolving Commitments shall be applied to the Revolving Commitment of each Lender according to its Pro Rata Share. All fees accrued with respect thereto until the effective date of any termination or reduction of the total Revolving Commitments (including all breakage costs associated with such termination or reduction as provided in Section 3.05) shall be paid on the effective date of such termination or reduction. Any notice of termination of the total Delayed Draw Term Loan Commitments or Revolving Commitments delivered by the Borrower Representative pursuant to this Section 2.06 shall be irrevocable, provided that a notice of termination of the Delayed Draw Term Loan Commitments or Revolving Commitments may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower Representative (by notice to the Administrative Agent at least one (1) Business Day prior to the specified effective date) if such condition is not satisfied.

2.07            Repayment of Loans.

(a)            Revolving Loans. On the Revolving Loan Maturity Date, the Borrowers shall repay to the Administrative Agent, for the ratable benefit of the Lenders, the aggregate outstanding principal amount of all Revolving Loans outstanding on such date.

(b)            Term Loans.

(i)            The Borrowers shall pay the outstanding principal amount of the Initial Term Loan in consecutive quarterly installments, on the last Business Day of each Fiscal Quarter commencing with the Fiscal Quarter ending December 31, 2022, each such installment to be calculated based on the corresponding percentage set forth below of the original aggregate principal amount of the Initial Term Loan:

Fiscal Quarter Ending	Term Loan Installment
December 31, 2022	$62,500
March 31, 2023	$62,500
June 30, 2023	$62,500
September 30, 2023	$62,500
December 31, 2023	$62,500
March 31, 2024	$62,500
June 30, 2024	$62,500
September 30, 2024	$62,500
December 31, 2024	$62,500
March 31, 2025	$62,500
June 30, 2025	$62,500
September 30, 2025	$62,500
December 31, 2025	$62,500
March 31, 2026	$62,500
June 30, 2026	$62,500
September 30, 2026	$62,500
December 31, 2026	$62,500
March 31, 2027	$62,500
June 30, 2027	$62,500
Term Loan Maturity Date	The unpaid principal amount of the Initial Term Loan then outstanding

(ii)            After the initial incurrence of the Delayed Draw Term Loan, the outstanding principal amount of the Delayed Draw Term Loan will amortize (and be payable by the Borrowers) in equal consecutive quarterly installments on the last Business Day of each Fiscal Quarter of 5.0% per annum of the sum of the initial principal amounts of each Delayed Draw Term Loan theretofore incurred, with the unpaid principal amount payable in full by Borrowers on the Term Loan Maturity Date.

(iii)            Subject to the limitations set forth in Section 2.15(c)(ii), amortization and repayment of the principal amount of any Incremental Term Loans shall be governed by the terms set forth in the respective documentation entered into with respect to such Incremental Term Loans.

(c)            Swingline Loans. The Borrowers shall repay each Swingline Loan as provided in Section 2.04(a).

2.08            Interest.

(a)            Subject to the provisions of subsection (b) below, (i) each Term SOFR Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the sum of (A) Adjusted Term SOFR for such Interest Period plus (B) the Applicable Margin; and (ii) each Base Rate Loan bear interest on the outstanding principal amount thereof from the applicable borrowing or conversion date at a rate per annum equal to the (A) Base Rate plus (B) the Applicable Margin.

(b)            After the occurrence and during the continuation of an Event of Default, at the election of the Administrative Agent or the Required Lenders (unless an Event of Default exists pursuant to Section 9.01(a), Section 9.01(f) or Section 9.01(g), in which event such an election shall be deemed to have automatically occurred without any further action of the Administrative Agent or the Required Lenders), the Borrowers shall pay interest on the principal amount of all outstanding Loans and any interest payments thereon not paid when due and any fees and other amounts then due and payable hereunder or under any other Loan Document at a rate per annum equal to the Default Rate to the fullest extent permitted by applicable Laws, commencing upon the occurrence of such Event of Default, notwithstanding when such election is made.

(c)            Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law whether or not allowed in such proceeding.

2.09            Fees.

(a)            Unused Revolving Commitments Fee. The Borrowers shall pay, or cause to be paid, to the Administrative Agent for the account of each Revolving Lender in accordance with its Pro Rata Share, an unused fee equal to the product of (i) three-eighths of one percent (0.375%) per annum (provided, if the Consolidated Total Net Leverage Ratio (as reflected in and properly calculated in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b)) is less than 2.50 to 1.00, such amount shall be reduced to one quarter of one percent (0.25%) per annum for such Fiscal Quarter), times (ii) the average daily amount by which the total Revolving Commitments exceed the sum of (y) the total outstanding amount of Revolving Loans (excluding Swingline Loans) and (z) the total Letter of Credit Liabilities. This unused fee shall accrue at all times during the Revolving Loan Availability Period, including at any time during which one or more of the conditions in Article 4 is not met, and shall be due and payable quarterly in arrears on the last day of March, June, September and December, commencing with the first such date to occur after the Closing Date, and ending on the Revolving Loan Maturity Date; provided that no such unused fee shall accrue on the Revolving Commitment of a Defaulting Lender so long as such Lender shall be a Defaulting Lender (not including any portion thereof reallocated to non-Defaulting Lenders pursuant to Section 2.16(d)).

(b)            Unused Delayed Draw Term Loan Commitments Fee. The Borrowers shall pay, or cause to be paid, to the Administrative Agent, for the account of each Term Loan Lender with a Delayed Draw Term Loan Commitment, in accordance with its Pro Rata Share, an unused fee equal to the product of (i) one half of one percent (0.50%) per annum (provided, following the twelve (12) month anniversary of the Closing Date, such shall be increased to three quarters of one percent (0.75%) per annum) times (ii) the average daily amount by which the total Delayed Draw Term Loan Commitments exceed the total outstanding amount of Delayed Draw Term Loans. This unused fee shall accrue at all times during the Delayed Draw Term Loan Availability Period, including at any time during which one or more of the conditions in the Article 4 is not met, and shall be due and payable quarterly in arrears on the last day of March, June, September and December, commencing with the first such date to occur after the Closing Date, and ending on the Term Loan Maturity Date; provided that no such unused fee shall accrue on the Delayed Draw Term Loan Commitment of a Defaulting Lender so long as such Lender shall be a Defaulting Lender.

(c)            Other Fees. The Borrowers shall the fees in the amounts and at the times specified in the Fee Letter pay, and in furtherance of the foregoing, the Borrowers hereby assume the obligations of each Person (other than a Secured Party) arising under the Fee Letter. Such fees shall be fully earned when paid and shall be non-refundable for any reason whatsoever.

2.10            Computation of Interest and Fees. All computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed, except that interest computed by reference to clause (b) of the definition of Base Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid.

2.11            Evidence of Debt.

(a)            The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender with respect to this Agreement shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrowers and the interest and payments thereon with respect to this Agreement and the other Loan Documents. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a promissory note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each such promissory note shall (i) in the case of Revolving Loans, be substantially in the form of Exhibit B-1 (a “Revolving Note”), and (ii) in the case of a Term Loan, be substantially in the form of Exhibit B-2 (a “Term Note”), and (iii) in the case of Swingline Loans, be substantially in the form of Exhibit B-3 (the “Swingline Note”). Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto, but any failure to do so shall not limit or otherwise affect the Borrowers’ Obligations hereunder.

(b)            In addition to the accounts and records referred to in subsection (a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swingline Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

2.12            Payments Generally.

(a)            All payments to be made by the Borrowers of principal, interest, fees and other Obligations shall be absolute and unconditional and shall be made without condition or deduction for any counterclaim, defense, recoupment, setoff or rescission. Except as otherwise expressly provided herein, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office (or, in the case of Swingline Loans and if so directed in writing by Swingline Lender, delivered directly to the Swingline Lender) in Dollars and in immediately available funds not later than 12:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 12:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b)            Subject to the definition of “Interest Period”, if any payment to be made by the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(c)            Unless any Borrower or any Lender has notified the Administrative Agent, prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that any Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrowers or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in immediately available funds, then:

(i)            if any Borrower failed to make such payment, each Lender shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender in immediately available funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in immediately available funds at the Federal Funds Rate from time to time in effect; and

(ii)            if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof, in immediately available funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrowers to the date such amount is recovered by the Administrative Agent (the “Compensation Period”) at a rate per annum equal to (i) for the first three (3) days, the Federal Funds Rate and (ii) thereafter, the Base Rate plus the Applicable Margin in respect of Revolving Loans which are Base Rate Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent may make a demand therefor upon the Borrowers, and the Borrowers shall pay such amount to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Revolving Commitment or to prejudice any rights which the Administrative Agent or the Borrowers may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender or the Borrower Representative with respect to any amount owing under this subsection (c) shall be conclusive, absent manifest error.

(d)            The obligations of the Lenders hereunder to make Loans are several and not joint. The failure of any Lender to make any Loan or to fund any participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation.

2.13            Sharing of Payments. If, other than as provided elsewhere in this Agreement, in the Fee Letter, in any Assignment and Assumption permitted hereunder or in any participation agreement with a Participant permitted hereunder, any Lender shall obtain on account of the Loans made by it, or Letter of Credit Liabilities or Swingline Exposures held by it, any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its Pro Rata Share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them, and/or such subparticipations in Letter of Credit Liabilities and Swingline Exposures held by them, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them, provided, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 12.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. The Borrowers agree that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off, but subject to Section 12.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrowers in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

2.14            Handling of Proceeds of Collateral; Cash Dominion; Revolving Loan Account.

(a)            Collection of Accounts and Other Proceeds. The Borrowers, at their expense, will enforce and collect payments and other amounts owing on all Accounts in the ordinary course of the Borrowers’ business subject to the terms hereof. Subject to Section 6.24(d), the Borrowers shall deposit payments on all Accounts directly to one or more Controlled Accounts; provided, Collections from Government Account Debtors shall be deposited directly into a Government Receivables Account which shall be subject to an account instruction agreement in form and substance acceptable to Administrative Agent. Notwithstanding the foregoing, should any Borrower ever receive any payment on an Account or other proceeds of the sale of Collateral, including checks, cash, receipts from credit card sales and receipts, notes or other instruments or property with respect to any Collateral, such Borrower agrees to hold such proceeds separate from such Borrower’s other property and funds, and to deposit such proceeds directly into the bank account(s) maintained pursuant to this subsection within three (3) Business Days.

(b)            Transfer of Funds. During a Cash Control Period, the Administrative Agent shall have the right, at the Administrative Agent’s election in its sole discretion, to require that funds remaining on deposit in any Controlled Account or any Government Receivables Accounts to be transferred to the Administrative Agent’s Bank Account on each Business Day, and the Borrowers shall take all actions required by the Administrative Agent or by any bank at which any Controlled Account or Government Receivables Accounts is maintained in order to effectuate the transfer of funds in this manner. All amounts so received will, for purposes of calculating Revolving Availability and interest, be credited to the Revolving Loan Account on the date of deposit in the Administrative Agent’s Bank Account. No checks, drafts or other instruments received by the Administrative Agent shall constitute final payment to the Administrative Agent unless and until such instruments have actually been collected.

(c)            New Bank Accounts. Each Borrower agrees that no proceeds of Collateral will be delivered or deposited to any bank account unless prior to such delivery or deposit, or concurrently therewith (unless such account constitutes an Excluded Account), the relevant Borrower(s) enter into (a) a Deposit Account Control Agreement with respect to such bank account or (b) with respect to any Government Receivables Account, an account instruction agreement in form and substance acceptable to Administrative Agent; provided, that if any new bank account is acquired in connection with a Permitted Acquisition, such Borrower shall not be required to enter into such Deposit Account Control Agreement or account instruction agreement, as applicable, until such time as is required pursuant to Section 6.12 or Section 6.14 (or such longer period as may be approved in writing by the Administrative Agent at its sole option). For the avoidance of doubt, all bank accounts in which Collateral is to be held, deposited or delivered as of the Closing Date must be either (a) a Controlled Account or (b) a Government Receivables Account subject to an account instruction agreement in form and substance acceptable to Administrative Agent. Notwithstanding anything to the contrary in this Section 2.14, the Borrowers may maintain one or more accounts constituting Excluded Accounts, provided that if such account ceases to be an Excluded Account, (i) Borrowers shall cause such account to be a Controlled Account within thirty (30) days (or such longer period as may be approved in writing by the Administrative Agent at its sole option) after such event and (ii) pending such account becoming a Controlled Account, Borrowers shall cause the daily transfer of funds in such account into another Controlled Account

(d)            Collective Borrowing Arrangement. The Borrowers have informed the Administrative Agent that: (i) in order to increase the efficiency, profitability and productivity of each Borrower, the Borrower Representative has established a centralized cash management system for the Borrowers that entails, in part, central disbursement and operating accounts for each of the Borrowers in which the Borrower Representative provides the working capital needs of each of the other Borrowers and manages and timely pays the accounts payable of each of the other Borrowers; (ii) the Borrower Representative further enhances the operating efficiencies of the other Borrowers by purchasing, or causing to be purchased, in the Borrower Representative’s name for its account, all or substantially all materials, supplies, inventory and services required by the other Borrowers, resulting in a reduction in operating costs of the other Borrowers; and (iii) all of the Borrowers presently engage in an integrated operation that requires financing on an integrated basis, and each Borrower expects to benefit from the continued successful performance of such integrated operations. Therefore, in order to best utilize the borrowing powers of the Borrowers in the most effective and cost efficient manner and to avoid adverse effects on the operating efficiencies of each Borrower and the existing back office practices of the Borrowers, each Borrower has requested that all Revolving Loans, the Term Loans, the Swingline Loans be disbursed, and Letters of Credit be issued, solely upon the request of the Borrower Representative and to bank accounts managed solely by the Borrower Representative, it being the intent and desire of the Borrowers that the Borrower Representative manage for the benefit of each Borrower the expenditure and usage of such funds.

(e)            Revolving Loan Account. The Administrative Agent may charge the Revolving Loan Account for all loans and advances made by the Administrative Agent and the Lenders to the Borrower Representative, or otherwise for the Revolving Loan Account, and for any other Obligations, including out-of-pocket expenses of the Administrative Agent, when due and payable hereunder. Interest on the Revolving Loans shall be paid as set forth in Section 2.08 hereto. In no event shall prior recourse to any Account or other security granted to or by the Borrowers be a prerequisite to the Administrative Agent’s or the Lenders’ rights to demand payment of any of the Obligations. In addition, neither the Administrative Agent nor any Lender shall have any obligation whatsoever to perform in any respect any Borrower’s contracts or obligations relating to the Accounts.

(f)            Protective Advances. Notwithstanding anything to the contrary contained herein, the Administrative Agent may from time to time, make such disbursements and advances (“Protective Advances”) which the Administrative Agent deems reasonably necessary or desirable to preserve, protect, prepare for sale or lease or Dispose of the Collateral or any portion thereof, or to enhance the likelihood or maximize the amount of repayment by the Loan Parties of the Obligations (including, without limitation, to the extent deemed necessary or desirable by the Administrative Agent, the funding of payroll obligations, the payment of lease obligations or to pay the other obligations of the Loan); provided, however, that the aggregate amount of Protective Advances outstanding at any time shall not exceed ten percent (10%) of the Revolving Commitment without the consent of the Required Lenders. All Protective Advances constitute Obligations and are secured by the Collateral. The Protective Advances shall be repayable on demand, shall be Obligations hereunder, shall be secured by the Collateral and shall bear interest at a rate per annum equal to the rate then applicable to Base Rate Loans. The Administrative Agent shall notify each Lender and the Borrower Representative in writing of each such Protective Advance, which notice shall include a description of the purpose of such Protective Advance. Each Lender severally (and not jointly) shall have the option to make available to the Administrative Agent, upon the Administrative Agent’s request, in immediately available funds, the amount equal to such Lender’s Pro Rata Share of each such Protective Advance.

2.15            Uncommitted Facilities Increase.

(a)            At any time and from time to time prior to the date that is one year prior to the Term Loan Maturity Date, subject to the terms and conditions set forth herein and subject to the consent of each Lender, the Borrower Representative may, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request to add (x) one or more increases of the existing Term Loans and/or one or more new tranches of term loans to made available under this Agreement (a “Term Loan Increase” or the “Incremental Term Loans”) or (y) one or more increases in the Revolving Commitments (a “Revolving Commitment Increase” or the “Incremental Revolving Commitments”; together with the Incremental Term Loans, individually an “Incremental Facility” and collectively the “Incremental Facilities”), or both; provided that (i) at the time of each such request and upon the effectiveness of each Incremental Facility Amendment (as defined below), no Default or Event of Default has occurred and is continuing or shall result therefrom; (ii) the final maturity date of any Incremental Revolving Commitments shall be no earlier than the Revolving Loan Maturity Date, and the final maturity date of any Incremental Term Loans shall be no earlier than the latest Term Loan Maturity Date; (iii) the Weighted Average Life to Maturity of any Incremental Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the outstanding Term Loan(s) existing at such time, and in the case of Incremental Revolving Commitments, such Incremental Facility shall require no scheduled amortization or mandatory commitment reduction prior to the Revolving Loan Maturity Date; (iv) in no event shall the Incremental Term Loans be permitted to be voluntarily or mandatorily prepaid prior to repayment of all Term Loans, unless accompanied by ratable prepayment of Term Loans and any Incremental Revolving Commitments will be subject to the same pro rata borrowing, Letter of Credit participations and prepayment and commitment reduction provisions as the existing Revolving Commitments; (v) the Borrower Representative shall have delivered to Administrative Agent a Pro Forma Compliance Certificate demonstrating that after giving effect on a Pro Forma Basis to the Indebtedness incurred under such Incremental Facility (and giving effect on a Pro Forma Basis to any Acquisition consummated concurrently therewith and with all other appropriate adjustments on a Pro Forma Basis as if, if applicable, such Incremental Revolving Commitments were fully drawn as of the date of measurement and excluding the cash proceeds of any Incremental Facility for purposes of cash netting), (x) the Loan Parties would be in compliance with the financial covenants set forth in Article 8 as of the most recent Fiscal Quarter for which the Borrowers have delivered financial statements pursuant to Section 6.01(a) or Section 6.01(b), as applicable measurement, (B) the Borrowers’ Consolidated Total Net Leverage Ratio as of the end of the most recent Test Period would not exceed the lesser of (1) 3.00 to 1.00 or (2) 0.25:1.00 less than the maximum Consolidated Total Net Leverage Ratio permitted under Section 8.01 for the most recently ended Fiscal Quarter, and (C) the Borrowers’ Consolidated Fixed Charges Coverage Ratio as of the end of the most recent Test Period is not less than 1.35 to 1.00, (vi) any such Incremental Facility shall have the same Loan Parties obligated in respect of all other Obligations, shall be pari passu with all other Loans and secured on a pari passu basis by the same Collateral securing the existing Obligations; (vii) the proceeds of any Incremental Facility shall be used only to finance a Permitted Acquisition hereunder; (viii) Administrative Agent shall have received (ix) a satisfactory legal opinion from counsel covering matters reasonably acceptable to the Administrative Agent, (y) all Mortgage Supporting Documents reasonably requested by the Administrative Agent and (z) all Organization Documents reasonably requested by the Administrative Agent; (ix) all of the representations and warranties contained in the Loan Documents are true and correct in all material respects (or, in all respects, if already qualified by materiality); and (x) the other terms and conditions in respect thereof shall be not more restrictive taken as a whole (as determined by all of the Lenders), than those applicable to the Revolving Exposure or the Term Loans, or both, as applicable, except (x) if the applicable Lenders holding such Revolving Exposure or Term Loans, or both, as applicable, also receive the benefit of any more restrictive terms, (y) the more restrictive terms are not effective until after the Revolving Loan Maturity Date or the Term Loan Maturity Date, as the case may be, then in effect or (z) otherwise as reasonably satisfactory to all of the Lenders. Borrower Representative may seek commitments for the Incremental Facilities from the existing Lenders, or if the Administrative Agent consents, Additional Lenders who will become Lenders in connection therewith, and for the avoidance of doubt, no Secured Party shall have any obligation to provide or arrange any Additional Incremental Facility or commitment related thereto.

(b)            Notwithstanding anything to contrary herein, the aggregate principal amount of all Revolving Commitment Increases (including commitments therefor) shall not exceed $5,000,000 and not more than three (3) Incremental Facilities may be requested hereunder. Each Incremental Facility shall be in an integral multiple of $500,000 and with respect to any Incremental Term Loan be in an aggregate principal amount that is not less than $10,000,000; provided that such amount may be less than the applicable minimum amount if such amount represents all the remaining availability hereunder as set forth above.

(c)            The terms, provisions and documentation of the Incremental Term Loans and Incremental Revolving Commitments shall be on the same terms and conditions of this Agreement, except as agreed (unless otherwise set forth in this Section 2.15) among the Borrowers, the Administrative Agent, each Lender and the applicable Additional Lender(s) providing such Incremental Term Loans and Incremental Revolving Commitments and except that:

(i)            if the Applicable Margin (which, for such purposes only, shall be deemed to include all upfront or similar fees or original issue discount (with original issue discount being equated to interest based on an assumed four-year life to maturity or, if shorter, the actual Weighted Average Life to Maturity) payable to all Additional Lenders providing such Incremental Facility (but excluding the portion of structuring, arrangement, commitment or similar fees not shared with all such Additional Lenders in connection therewith)) relating to any Incremental Facility exceeds the then Applicable Margin (which, for such purposes only, shall be deemed to include all upfront or similar fees or original issue discount (with original issue discount being equated to interest based on an assumed four-year life to maturity or, if shorter, the actual Weighted Average Life to Maturity) payable to all Lenders providing the Term Loans and Revolving Commitments initially made available hereunder on the Closing Date (the “Closing Date Facilities”) (but excluding structuring, arrangement, commitment or similar fees not shared with such Term Loan Lenders in connection therewith)) immediately prior to the effectiveness of the applicable Incremental Facility Amendment by more than 0.50%, the Applicable Margin relating to the Closing Date Facilities shall be adjusted to be equal to the Applicable Margin (which, for such purposes only, shall be deemed to include all upfront or similar fees or original issue discount (with original issue discount being equated to interest based on an assumed four-year life to maturity or, if shorter, the actual Weighted Average Life to Maturity) payable to all Additional Lenders providing such Incremental Facilities (but excluding structuring, arrangement, commitment or similar fees not shared with all such Additional Lenders in connection therewith)) relating to such Incremental Facilities minus 0.50%; provided that, (x) in the case of this clause (i), if an Incremental Facility includes an interest rate floor greater than the applicable interest rate floor for the Closing Date Facilities, such differential between interest rate floors shall be equated to the Applicable Margin for purposes of determining whether an increase to the Applicable Margin under the Closing Date Facilities shall be required, but only to the extent an increase in the interest rate floor in the Closing Date Facilities would cause an increase in the interest rate then in effect thereunder, and in such case the interest rate floor (but not the Applicable Margin) applicable to the existing Term Loans shall be increased to the extent of such differential between interest rate floors and (y) any amendments to the Applicable Margin relating to the Closing Date Facilities that became effective subsequent to the Closing Date but prior to the time of such Incremental Facility shall also be included in the foregoing calculations,

(ii)            the amortization requirements for such Incremental Term Loans may differ, so long as any Incremental Term Loans shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the then-remaining Term Loans part of the Closing Date Facilities (without giving effect to any prepayments), and in no event shall such Incremental Term Loans be permitted to be voluntarily or mandatorily prepaid prior to the repayment in full of all Term Loans, unless accompanied by a ratable prepayment of the Term Loans,

(iii)            and any Incremental Revolving Commitments will be subject to the same pro rata borrowing, Letter of Credit participations and prepayment and commitment reduction provisions as the existing Revolving Commitments,

(iv)            such Incremental Facilities (a) shall not be secured by any Lien on any asset of any Person that does not also secure the then outstanding Closing Date Facilities at the same priority and pursuant to the Security Agreement and the Pledge Agreement or (b) shall not be guaranteed by any Person other than a Loan Party under the then outstanding Closing Date Facilities.

(d)            Each notice from the Borrowers pursuant to this Section 2.15 shall set forth the requested amount and proposed terms of the relevant Incremental Term Loans and/or Incremental Revolving Commitments, as applicable. If the Administrative Agent does not receive within a time period prescribed by the Administrative Agent sufficient commitments from existing Lenders to effectuate the Incremental Term Loans and/or the Incremental Revolving Commitments, as applicable, any additional bank, financial institution, existing Lender or other Person electing to extend Incremental Term Loans or Incremental Revolving Commitments shall be determined by the Borrower (subject to the consent of (y) the Administrative Agent and (z) the L/C Issuer (or if applicable, the Support Provider) and the Swingline Lender solely with respect to Incremental Revolving Commitments) (any such bank, financial institution, existing Lender or other Person being called an “Additional Lender”) and, if not already a Lender, shall become a Lender under this Agreement pursuant to an amendment (an “Incremental Facility Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by (in form and substance mutually acceptable to each of) the Loan Parties, each Additional Lender, the Administrative Agent, and in the case of any Incremental Revolving Commitments, each L/C Issuer (or if applicable, the Support Provider) and Swingline Lender, and shall join as a Lender (and in any event, shall be bound by and subject to) the Intercreditor Agreement. For the avoidance of doubt, no L/C Issuer (or if applicable, Support Provider) and Swingline Lender is required to act as such for any Additional Revolving Commitments unless they so consent. No Incremental Facility Amendment shall require the consent of any Lenders other than the Additional Lenders with respect to such Incremental Facility Amendment.

Upon each increase in the Revolving Credit Commitments pursuant to this Section 2.15, each Revolving Lender immediately prior to such increase will automatically and without further action be deemed to have assigned to each Lender providing a portion of the Incremental Revolving Commitment (each an “Incremental Revolving Lender”) in respect of such increase, and each such Incremental Revolving Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Lender’s participations hereunder in outstanding Letters of Credit and Swingline Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (i) participations hereunder in Letters of Credit and (ii) participations hereunder in Swingline Loans held by each Revolving Lender (including each such Incremental Revolving Lender) will equal the percentage of the aggregate Revolving Commitments of all Revolving Lenders represented by such Revolving Lender’s Revolving Commitment. The Administrative Agent and the Lenders hereby agree that the minimum borrowings, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence. Commitments in respect of any Incremental Term Loans or Incremental Revolving Commitments shall become Commitments under this Agreement. The effectiveness of any Incremental Facility Amendment shall, unless otherwise agreed to by the Administrative Agent, each Lender and the Additional Lenders, be subject to the satisfaction on the date thereof (each, an “Incremental Facility Closing Date”) of each of the conditions set forth in Section 4.02 (it being understood that (x) all references to “the date of such Credit Extension” in Section 4.02 shall be deemed to refer to the Incremental Facility Closing Date and (y) the Incremental Facility Closing Date shall be deemed to be the initial Credit Extension).

(e)            No Incremental Term Loans or Incremental Revolving Commitments may be made by any Loan Party, any holder (or agent for such holder) of any Subordinated Indebtedness or any of their respective Affiliates or Subsidiaries.

2.16            Defaulting Lenders. If any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)            (i) such Defaulting Lender’s Revolving Commitment and outstanding Revolving Loans shall be excluded for purposes of calculating the fee payable to Revolving Lenders in respect of Section 2.09(a), and such Defaulting Lender shall not be entitled to receive any fee pursuant to Section 2.09(a) with respect to such Defaulting Lender’s Revolving Commitment or Revolving Loans (in each case not including any fee in connection with any portion of such Defaulting Lenders Revolving Commitment that has been reallocated to non-Defaulting Lenders pursuant to Section 2.16(d)) and (ii) such Defaulting Lender’s Delayed Draw Term Loan Commitment and outstanding Delayed Draw Term Loans shall be excluded for purposes of calculating the fee payable to the Term Loan Lenders in respect of Section 2.09(b) and such Defaulting Lender shall not be entitled to receive any fee pursuant to Section 2.09(b) with respect to such Defaulting Lender Delayed Draw Term Loan Commitment or Delayed Draw Term Loans;

(b)            the Revolving Commitments and Loans of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders, Required Revolving Lenders or Required Term Loan Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 12.01);

(c)            in the event a Defaulting Lender has defaulted on its obligation to fund any Revolving Loan, or purchase any participation pursuant to Section 2.03(d) or Section 2.04(d), until such time as the Default Excess with respect to such Defaulting Lender has been reduced to zero, any prepayments or repayments on account of the Revolving Loans or participations purchased pursuant to Section 2.03(d) or Section 2.04(d), in each case to the extent they would be otherwise be payable to such Defaulting Lender, shall be applied first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the L/C Issuer, Support Provider or Swingline Lender hereunder; third, to Cash Collateralize the L/C Issuer’s (or the Support Provider’s, as the case may be) Fronting Exposure with respect to such Defaulting Lender; fourth, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrowers, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the L/C Issuer’s (or the Support Provider’s, as the case may be) future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement; sixth, to the payment of any amounts owing to the Lenders, the L/C Issuer, the Support Provider or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the L/C Issuer, the Support Provider or Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided, that, if (x) such payment is a payment of the principal amount of any Loans or Letter of Credit Liabilities in respect of which such Defaulting Lender has not fully funded its appropriate share and (y) such Loans or Letter of Credit Liabilities were made at a time when the conditions set forth in Section 4.02 and, if applicable, Section 4.02(e) were satisfied or waived, such payment shall be applied solely to the pay the Loans of, and Letter of Credit Liabilities owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Letter of Credit Liabilities owed to, such Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.16(c) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(d)            If any Swingline Loans or Letter of Credit Liabilities are outstanding at the time a Lender becomes a Defaulting Lender then:

(i)            so long as no Default or Event of Default then exists, all or any part of such Swingline Loans and Letter of Credit Liabilities shall be reallocated among the non-Defaulting Lenders of Revolving Loans in accordance with their respective Pro Rata Shares of the total Revolving Commitments (calculated without regard to such Defaulting Lender’s Revolving Commitments), provided that no Revolving Lender’s Revolving Exposure shall exceed its Revolving Commitment provided, further, that no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation;

(ii)            if the reallocation described in paragraph (i) above cannot, or can only partially, be effected, the Borrowers shall within one Business Day following notice by the Administrative Agent (A) first, prepay the amount of the Swingline Loans equal to Defaulting Lender’s Pro Rata Share thereof after giving effect to any partial reallocation pursuant to paragraph (i) above and (B) second, Cash Collateralize such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities (after giving effect to any partial reallocation pursuant to paragraph (i) above) in accordance with the procedures set forth in Section 2.03(g) and for so long as any such Letter of Credit Liabilities are outstanding;

(iii)            each Defaulting Lender shall be entitled to receive Letter of Credit Fees for any period during which that Lender is a Defaulting Lender only to the extent such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities has been Cash Collateralized by such Defaulting Lender pursuant to Section 2.03(c);

(iv)            if the Borrowers Cash Collateralize any portion of such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities pursuant to this Section 2.16(d), the Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.03(c) with respect to the portion of such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities which has been Cash Collateralized (and the Defaulting Lender shall not be entitled to receive any such fees);

(v)            if the Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities is reallocated pursuant to this Section 2.16(d), then the Letter of Credit Fees payable to the non-Defaulting Lenders pursuant to Section 2.03(c) shall be adjusted accordingly; and

(vi)            if any Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities is not Cash Collateralized or reallocated pursuant to this Section 2.16(d), then without prejudice to any rights or remedies of the applicable Support Provider or L/C Issuer hereunder, all letter of credit fees payable under Section 2.03(c) with respect to such Defaulting Lender’s Pro Rata Share of Letter of Credit Liabilities shall be payable to the L/C Issuer or if applicable, the Support Provider.

(e)            So long as any Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan, and no L/C Issuer or Support Provider shall be required to issue, extend or increase any Letter of Credit or Support Agreement, in each case unless it is reasonably satisfied that the related exposure will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or Cash Collateral will be provided by the Borrowers in accordance with Section 2.03(g), and participating interests in any such newly issued, extended or increased Letter of Credit or Support Agreement or newly made Swingline Loan shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.16(d)(i) (and Defaulting Lenders shall not participate therein).

(f)            No reallocation permitted pursuant to Section 2.16(d) shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation.

(g)            In the event that the Administrative Agent, each Support Provider, each L/C Issuer of a Letter of Credit not supported by a Support Provider and the Swingline Lender each agrees in writing that a Defaulting Lender has adequately remedied all matters which caused such Lender to become a Defaulting Lender, then the Pro Rata Shares of Swingline Loans and Letter of Credit Liabilities of the Revolving Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Commitment and on such date such Lender shall purchase at par such of the Revolving Loans of the other Lenders (other than Swingline Loans) or participations in the Revolving Loans as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Revolving Loans or participations in accordance with its Pro Rata Share; provided, that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

(h)            The rights and remedies with respect to a Defaulting Lender under this Section 2.16 are in addition to any other rights and remedies which the Borrower, the Administrative Agent, the L/C Issuer, the Support Provider or the Swingline Lender, as applicable, may have against such Defaulting Lender.

ARTICLE 3
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01            Taxes.

(a)            Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)            Payment of Other Taxes by the Loan Parties. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)            Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower Representative by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)            Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 12.07(d) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(e)            Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 3.01, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f)            Status of Lenders.

(i)            Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower Representative and the Administrative Agent, at the time or times reasonably requested by the Borrower Representative or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower Representative or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower Representative or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower Representative or the Administrative Agent as will enable the Borrower Representative or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)            Without limiting the generality of the foregoing, in the event that a Borrower is a U.S. Borrower:

A)            any Lender that is a U.S. Person shall deliver to the Borrower Representative and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Representative or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

B)            any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower Representative and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Representative or the Administrative Agent), whichever of the following is applicable:

(1)            in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)            executed originals of IRS Form W-8ECI;

(3)            in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Internal Revenue Code, (x) a certificate substantially in the form of Exhibit G-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code, a “10 percent shareholder” of a Borrower within the meaning of Section 881(c)(3)(B) of the Internal Revenue Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Internal Revenue Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(4)            to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit G-2 or Exhibit G-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit G-4 on behalf of each such direct and indirect partner;

C)            any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower Representative and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower Representative or the Administrative Agent), executed originals of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower Representative or the Administrative Agent to determine the withholding or deduction required to be made; and

D)            if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower Representative and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower Representative or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower Representative or the Administrative Agent as may be necessary for the Borrower Representative and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower Representative and the Administrative Agent in writing of its legal inability to do so.

(g)            Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h)            Survival. Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

3.02            Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or to determine to charge interest based upon, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, then, upon notice thereof by such Lender to the Borrower (through the Administrative Agent), (a) any obligation of the Lenders to make Term SOFR Loans, and any right of the Borrower to continue Term SOFR Loans or to convert Base Rate Loans to Term SOFR Loans, shall be suspended, and (b) the interest rate on which Base Rate Loans shall, if necessary to avoid such illegality, be determined by the Administrative Agent shall be so determined without reference to clause (c) of the definition of “Base Rate”, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Term SOFR Loans to Base Rate Loans (the interest rate on which Base Rate Loans shall, if necessary to avoid such illegality, be determined by the Administrative Agent shall be so determined without reference to clause (c) of the definition of “Base Rate”), on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such Term SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such Term SOFR Loans to such day, in each case until the Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 3.05. Each Lender agrees to use reasonable efforts consistent with legal and regulatory requirements to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be disadvantageous to such Lender or cost any additional amount.

3.03            Inability to Determine Rate. Subject to Section 3.07, if, on or prior to the first day of any Interest Period for any Term SOFR Loan (a) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, or (b) the Required Lenders determine that for any reason in connection with any request for a Term SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period does not adequately and fairly reflect the cost to such Lenders of funding such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent, the Administrative Agent will promptly so notify the Borrower and each Lender. Upon such notice, any obligation of the Lenders to make Term SOFR Loans, and any right of the Borrower to continue Term SOFR Loans or to convert Base Rate Loans to Term SOFR Loans, shall be suspended (to the extent of the affected Term SOFR Loans or affected Interest Periods) until the Administrative Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term SOFR Loans (to the extent of the affected Term SOFR Loans or affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans in the amount specified therein and (ii) any outstanding affected Term SOFR Loans will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 3.05. Subject to Section 3.07, if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on Base Rate Loans shall be determined by the Administrative Agent without reference to clause (c) of the definition of “Base Rate” until the Administrative Agent revokes such determination.

3.04            Increased Cost and Reduced Return; Capital Adequacy.

(a)            If any Change in Law shall (i) impose, modify or deem applicable any reserve (including pursuant to regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, special, supplemental or other marginal reserve requirement) with respect to eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D)), special deposit, compulsory loan, insurance charge, liquidity requirement or other similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Recipient, (ii) subject any Recipient to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit or Support Agreement, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Recipient in respect thereof (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto or (iii) impose on any Recipient any other condition, cost or expense affecting this Agreement or Loans made by such Recipient, or participation therein, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Recipient of participating in, issuing or maintaining any Lender Letter of Credit or continuing its obligation under any Support Agreement (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Recipient, the Borrower will pay to such Recipient, such additional amount or amounts as will compensate such Recipient for such additional costs incurred or reduction suffered.

(b)            Without duplication of amounts payable in paragraph (a) above, if any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of its obligations hereunder or under or in respect of any Letter of Credit or Support Agreement, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital or liquidity adequacy), then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

3.05            Funding Losses. In the event of (a)  the payment of any principal of any Term SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Term SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (c) the failure to borrow, convert, continue or prepay any Term SOFR Loan on the date specified in any notice delivered pursuant hereto, or (d)  the assignment of any Term SOFR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 3.06(b), then, in any such event, the Borrower shall compensate each Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds or from any fees payable.

3.06            Matters Applicable to all Requests for Compensation.

(a)            A certificate of the Administrative Agent or any Lender, Support Provider, or L/C Issuer claiming compensation under this Article 3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, the Administrative Agent or such Lender, Support Provider or L/C Issuer may use any reasonable averaging and attribution methods. The Borrowers shall pay the Administrative Agent, Lender, Support Provider or L/C Issuer the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(b)            Upon any Lender’s making a claim for compensation under Section 3.01 or 3.04, the Borrowers may replace such Lender in accordance with Section 12.15.

3.07            Benchmark Replacement Setting; Conforming Changes.

(a)            Benchmark Replacement.

(i)            Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 3.07(a)(i) will occur prior to the applicable Benchmark Transition Start Date.

(ii)            No Hedge Agreement shall be deemed to be a “Loan Document” for purposes of this Section 3.07).

(b)            Conforming Changes. In connection with the use or administration of Term SOFR, or the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)            Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes. The Administrative Agent will promptly notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 3.07(d) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.07, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 3.07.

(d)            Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)            Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Term SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

The following terms shall have the following meanings:

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.07(d).

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.07(a).

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the FRB, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the ninetieth (90th) day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.07 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.07.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” “Business Day,” “U.S. Government Securities Business Day,” or “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 3.05 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

3.08            Survival. All of the Borrowers’ obligations under this Article 3 shall survive the Termination Date.

ARTICLE 4
CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01            Conditions of Initial Credit Extension. The obligation of each Lender to make its initial Credit Extension hereunder is subject to satisfaction of the following conditions precedent, except as provided under Section 6.18:

(a)            Loan Documents. Receipt by the Administrative Agent of executed counterparts of this Agreement, the Security Agreement, the Pledge Agreement, the Fee Letter, and the other Loan Documents to be executed as of the Closing Date and the agreements and the other documents executed in connection herewith and therewith and the Notes (if requested), each properly executed by a Responsible Officer of the signing Loan Party and each other Person a party thereto.

(b)            Organization Documents, Resolutions, Etc. Receipt by the Administrative Agent of the following, each of which shall be originals or facsimiles (followed promptly by originals), dated as of a recent date before the Closing Date and in form and substance satisfactory to the Administrative Agent and its legal counsel:

(i)            copies of the Organization Documents of each Loan Party certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state or other jurisdiction of its incorporation or organization, where applicable, and certified by a secretary or assistant secretary of such Loan Party to be true and correct as of the Closing Date;

(ii)            such resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Loan Party as the Administrative Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof (A) executing any agreement, certificate or other document required to be delivered hereby or (B) authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party; and

(iii)            such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in its state of organization or formation, in the state in which its principal place of business is located, and in each other state in which a failure to be so qualified would have a Material Adverse Effect.

(c)            Filings, Registrations and Recordings. Receipt by the Administrative Agent of each document (including any UCC financing statements) required by the Collateral Documents or under Law or reasonably requested by the Administrative Agent and an intellectual property security agreement as to all intellectual property rights of a Loan Party registered with the United States Patent and Trademark Office or the United States Copyright Office to be filed, registered or recorded in order to create in favor of the Administrative Agent, for its benefit and the benefit of the Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than Permitted Liens), which shall be in proper form for filing, registration or recordation.

(d)            Pledged Stock; Stock Powers; Pledged Notes. Receipt by the Administrative Agent of (i) any certificates representing the shares of Capital Stock pledged pursuant to the Pledge Agreement, together with an undated stock (or analogous) power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note (if any) pledged to the Administrative Agent pursuant to the Security Agreement endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(e)            Opinions of Counsel. Receipt by the Administrative Agent of favorable opinions of (i) Katz Teller, counsel to the Loan Parties, and (ii) any local counsel to the Loan Parties, in each case, addressed to the Administrative Agent and each Secured Party, dated as of the Closing Date, and in form and substance satisfactory to the Administrative Agent.

(f)            Evidence of Insurance. Receipt by the Administrative Agent of ACORD insurance certificates evidencing insurance coverages and amounts satisfactory to the Administrative Agent and appropriate endorsements in favor of the Administrative Agent with respect thereto.

(g)            Lien Searches. Receipt by the Administrative Agent of UCC and other Lien searches considered necessary by the Administrative Agent and other evidence as requested by the Administrative Agent that no Liens exist other than Permitted Liens.

(h)            Repayment of Existing Indebtedness. Receipt by the Administrative Agent of evidence that the loans and other obligations under any agreements with respect to any Indebtedness not constituting Permitted Indebtedness hereunder have been repaid or will be repaid with the initial Loans made hereunder on the Closing Date and the commitments thereunder have been terminated, and the Administrative Agent shall have received a customary payoff letter in form and substance reasonably satisfactory to it relating to the termination (or assignment to the Administrative Agent) of all mortgages, financing statements, and liens associated therewith.

(i)            Third Party Consents. Receipt by the Administrative Agent of evidence reasonably satisfactory to the Administrative Agent that the Loan Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities and counterparties to Material Contracts, to the execution, delivery and performance of the Loan Documents.

(j)            Fees. Receipt by the Administrative Agent and the Lenders of any fees required to be paid on or before the Closing Date under this Agreement and the Fee Letter.

(k)            Attorney Costs. The Loan Parties shall have paid all Attorney Costs of the Administrative Agent, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Loan Parties and the Administrative Agent).

(l)            Compliance with Laws. Each Loan Party shall be in compliance with all applicable Law, and shall have provided the Administrative Agent with true and correct copies of each of the accreditations, license and, certifications required by Section 5.01 below.

(m)            Compliance with Agreements. Each Loan Party shall be in compliance with all material agreements, and shall have provided the Administrative Agent with true and correct copies of each Material Contract.

(n)            No Litigation. There exists no pending or threatened Proceeding against the Loan Parties or any of their respective Affiliates or respective assets in any court or administrative forum, (i) which if adversely determined could reasonably be expected to have a Material Adverse Effect or (ii) that involves this Agreement, any other Loan Document.

(o)            Financial Statements; Projections. Receipt by the Administrative Agent of:

(i)            an unaudited pro forma consolidated balance sheet and income statement of the Consolidated Group as of and for the twelve (12) month period ending on the date that is no more than sixty (60) days prior to the Closing Date, prepared after giving effect to the transactions contemplated hereby as if such transactions had occurred as of such date (with respect to the balance sheet) or at the beginning of such period (with respect to such income statement) (the “Pro Forma Financial Statements”):

(ii)            the Audited Pre-Closing Financial Statements;

(iii)            the Interim Pre-Closing Financial Statements;

(iv)            satisfactory projections for the Consolidated Group for the Fiscal Years 2022 through 2027;

(v)            together with the statements delivered under clauses (i) and (iii) above, summary internal financial statements for the Borrower and its Subsidiaries broken out separately by business segment; and

(vi)            such other information as the Administrative Agent may reasonably request.

(p)            No Material Adverse Change. There shall not have occurred since September 30, 2021 any developments or events which individually or in the aggregate with other such circumstances has had or could reasonably be expected to have a Material Adverse Effect with respect to the Loan Parties and their respective Subsidiaries, taken as a whole.

(q)            Closing Certificate. Receipt by the Administrative Agent of a certificate executed by a Responsible Officer of the Borrower Representative certifying that the conditions specified in this Section 4.01 and Sections 4.02(a), (b), (c), and (d) have been satisfied and that the representations and warranties contained in Article 5 are true and correct as of the Closing Date.

(r)            Investment Documents. The Administrative Agent shall have received confirmation of ownership and capital structure of the Loan Parties and be satisfied with the constituent documents of the Loan Parties and related investment agreements. All preferred equity securities shall have a maturity or redemption date at least six (6) months after the Term Loan Maturity Date and shall otherwise not constitute Disqualified Capital Stock.

(s)            Patriot Act. Receipt by the Administrative Agent and Lenders, at least ten (10) days prior to the Closing Date, of all documentation and other information about the Loan Parties required under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been requested by the Administrative Agent and the Lenders at least ten (10) Business Days prior to the Closing Date.

(t)            Beneficial Ownership Certification. Receipt by the Administrative Agent and Lenders, at least five (5) days prior to the Closing Date, a Beneficial Ownership Certification in relation to any Borrower that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation.

(u)            Solvency. Receipt by the Administrative Agent of a Solvency Certificate from the chief financial officer of Holdings, substantially in the form of Exhibit E hereto.

(v)            Minimum EBITDA. Receipt by the Administrative Agent of a certificate of the Borrower Representative’s chief financial officer, in form, substance and detail satisfactory to the Administrative Agent demonstrating that the Consolidated EBITDA of the Consolidated Group on a Pro Forma Basis (as adjusted in a manner satisfactory to the Administrative Agent) for the twelve month period ended June 30, 2022 is equal to or greater than $28,000,000.

(w)            Maximum Closing Date Leverage. Receipt by the Administrative Agent of a certificate of the Borrower Representative’s chief financial officer, in form, substance and detail satisfactory to the Administrative Agent, demonstrating that the Consolidated Total Net Leverage Ratio on the Closing Date, does not exceed 1.00 to 1.00 calculated on a Pro Forma Basis after giving effect to the initial funding of the Loans (and the application of the proceeds thereof) and based on Consolidated EBITDA determined pursuant to clause (v) above.

(x)            Credit Committee Approval. CIT shall have received credit committee approval.

(y)            TSXV Approval. To the extent required, the Borrower and its Subsidiaries shall have received approval of the TSXV to incur the Loans and all other Obligations contemplated hereunder, as required.

(z)            Debenture Conversion. CIT shall have received evidence that the principal amount outstanding of the remaining Debentures has been converted into common shares of Ultimate Parent.

(aa)      Other. Receipt by the Administrative Agent and the Lenders of such other documents, instruments, agreements and information as reasonably requested by the Administrative Agent or any Lender, including, but not limited to, information regarding litigation, tax, accounting, labor, insurance, pension liabilities (actual or contingent), real estate leases, environmental matters, material contracts, debt agreements, property ownership, contingent liabilities, employment agreements, non-compete agreements, regulatory, reimbursement and management of the Loan Parties and their respective Subsidiaries.

4.02            Conditions to all Credit Extensions. The obligation of each Lender and the L/C Issuer and Support Provider to honor any Request for Credit Extension (or provide a Support Agreement), whether on the Closing Date or at any time thereafter, is subject to the following conditions precedent:

(a)            The representations and warranties of each Loan Party contained in Article 5 or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (provided, that if any representation or warranty is by its terms qualified by concepts of materiality, such representation shall be true and correct in all respects) on and as of such date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in subsections (a) and (b) of Section 5.05 shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b) respectively, of Section 6.01.

(b)            No Default or Event of Default shall exist, or would result from such proposed Credit Extension.

(c)            After giving effect to such Credit Extension, (i) the total Revolving Exposures shall not exceed the total Revolving Commitments, (ii) the total original principal amount of all Delayed Draw Term Loans shall not exceed the total Delayed Draw Term Loan Commitments, and (ii) the Loan Parties shall be in compliance on a Pro Forma Basis with the financial covenants set forth in Article 8 computed using the covenant levels and financial information for the most recently ended Fiscal Quarter for which the Borrowers have delivered financial statements pursuant to Section 6.01(a) or Section 6.01(b), as applicable measurement (and excluding the cash proceeds of any such Indebtedness incurred for purposes of cash netting).

(d)            The Administrative Agent and, if applicable, the applicable L/C Issuer (or the Support Provider, as the case may be) shall have received a Request for Credit Extension in accordance with the requirements hereof.

(e)            The obligation of each Term Loan Lender holding a Delayed Draw Term Loan Commitment to honor a Loan Notice for a Borrowing of a Delayed Draw Term Loan is further subject to the following: (i) the Borrower Representative shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that on a Pro Forma Basis (after giving effect to such Permitted Acquisition and the incurrence of Indebtedness related to such Permitted Acquisition including such Delayed Draw Term Loan) based on the financial statements delivered by Borrowers for the most recently ended Fiscal Quarter pursuant to Section 6.01(a) or Section 6.01(b), as applicable measurement (and excluding the cash proceeds of any such Indebtedness incurred for purposes of cash netting), (A) the Loan Parties would be in compliance with the financial covenants set forth in Article 8, (B) the Borrowers’ Consolidated Total Net Leverage Ratio as of the end of the most recent Test Period would not exceed the lesser of (1) 3.00 to 1.00 or (2) 0.25:1.00 less than the maximum Consolidated Total Net Leverage Ratio permitted under Section 8.01 for the most recently ended Fiscal Quarter, and (C) the Borrowers’ Consolidated Fixed Charges Coverage Ratio as of the end of the most recent Test Period is not less than 1.35 to 1.00, (ii) no Loan Notice for a Borrowing of a Delayed Draw Term Loan may be requested at any time after September 16, 2024, and no Lender shall have any obligation to honor a request for such Borrowing after such date, and (iii) if the Delayed Draw Term Loan is being used to fund a Permitted Acquisition, evidence satisfactory to the Administrative Agent that the requirements for a “Permitted Acquisition” have been satisfied.

(f)            Each Request for Credit Extension submitted by the Borrower Representative shall be deemed to be a representation and warranty by the Loan Parties that the conditions specified in this Section 4.02 have been satisfied on and as of the date of the applicable Credit Extension.

4.03            Satisfaction of Conditions. In determining the satisfaction of the conditions specified in this Article 4, to the extent any item is required to be satisfactory to (a) any individual Lender, such item shall be deemed satisfactory to each Lender which has not notified the Administrative Agent in writing (with reasonable detail relating to why such Lender views a condition as not having been satisfied) prior to the Closing Date or the date on which a Credit Extension has been requested to be made, as applicable, that the respective item or matter does not meet its satisfaction or (b) the Required Lenders, such item shall be deemed satisfactory to the Required Lenders unless the Required Lenders have notified the Administrative Agent in writing (with reasonable detail relating to why the Required Lenders view a condition as not having been satisfied) prior to the Closing Date or the date on which a Credit Extension has been requested to be made, as applicable, that the respective item or matter does not meet their satisfaction, in each case, regardless of whether the Administrative Agent has knowledge that such condition is satisfied. Further, the execution and delivery to the Administrative Agent by a Lender of a counterpart of this Agreement (or if applicable, an Assignment and Assumption) shall be deemed confirmation by such Lender that (a) the decision of such Lender to execute and deliver to the Administrative Agent an executed counterpart of this Agreement (or become a Lender hereunder) was made by such Lender independently and without reliance on any Agent or any other Lender and (b) all documents made available to such Lender were acceptable to such Lender. No Credit Extension shall release any Loan Party from any liability for failure to satisfy one or more of the applicable conditions contained in this Article 4.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

The Loan Parties hereby represent and warrant to the Administrative Agent and the Lenders that, both immediately before and after giving effect to any Permitted Acquisition, any Restricted Payment and any Credit Extension:

5.01         Existence, Qualification and Power. Each Loan Party (a) is a corporation, partnership or limited liability company duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite Permits to (i) own its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, except where the failure to have such Permits, either singularly or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, and (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license, except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

5.02         Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party, have been duly authorized by all necessary corporate or other organizational action, and do not (a) contravene the terms of any Loan Party’s Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, (i) any Contractual Obligation to which any Loan Party is a party or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which any Loan Party or the Property of any Loan Party is subject; (c) violate any Law (including Regulation U or Regulation X issued by the FRB); or (d) result in a limitation on any licenses, permits or other Governmental Approvals applicable to the business, operations or properties of any Loan Party.

5.03         Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, other than (i) those that have already been obtained and are in full force and effect and (ii) filings to perfect the Liens created by the Collateral Documents.

5.04         Binding Effect. Each Loan Document has been duly executed and delivered by each Loan Party that is party thereto. Each Loan Document constitutes a legal, valid and binding obligation of each Loan Party that is party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws or by equitable principles relating to enforceability.

5.05         Financial Statements; No Material Adverse Effect.

(a)            The Audited Pre-Closing Financial Statements (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of the Consolidated Group as of the date thereof and their results of operations for the period covered thereby in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material Indebtedness and other liabilities, direct or contingent, of Consolidated Group as of the date thereof, including liabilities for taxes, commitments and Indebtedness.

(b)            The Interim Pre-Closing Financial Statements and the Pro Forma Financial Statements (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of the Consolidated Group as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments; and (iii) show all material Indebtedness and other liabilities, direct or contingent, of the Consolidated Group as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(c)            From the date of the Audited Pre-Closing Financial Statements and the Interim Pre-Closing Financial Statements to and including the Closing Date, there has been no Disposition by the Consolidated Group, or any Involuntary Disposition, of any material part of the business or Property of the Consolidated Group, taken as a whole, and no purchase or other acquisition by any of them of any business or property (including any Capital Stock of any other Person) material in relation to the consolidated financial condition of the Consolidated Group, taken as a whole, in each case, which is not reflected in the foregoing financial statements or in the notes thereto and has not otherwise been disclosed in writing to the Lenders on or prior to the Closing Date.

(d)            The financial statements delivered pursuant to Sections 6.01(a) and 6.01(b) have been prepared in accordance with IFRS (except as may otherwise be permitted under Sections 6.01(a) and 6.01(b)) and present fairly (on the basis disclosed in the footnotes to such financial statements) in all material respects the consolidated financial condition, results of operations and cash flows of the Consolidated Group as of the dates thereof and for the periods covered thereby.

(e)            Since September 30, 2021, there has been no event or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

5.06          Litigation. There are no Proceedings pending or, to the knowledge of the Loan Parties after due and diligent investigation, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of its Subsidiaries or a Manager or a healthcare facility or business operated by any Loan Party or any of its Subsidiaries or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement or any other Loan Document, or (b) if determined adversely, could reasonably be expected to have a Material Adverse Effect.

5.07         No Default.

(a)            No Loan Party is (i) in breach of or in default under any Material Contract, or (ii) in breach of or in default under any Contractual Obligation that could reasonably be expected to have a Material Adverse Effect.

(b)            No Default or Event of Default has occurred and is continuing.

5.08         Ownership of Property; Liens. Each of the Loan Parties and its Subsidiaries has good record and marketable title in fee simple to, or valid leasehold interests in, all Real Property necessary or used in the ordinary conduct of its business. No Property of the Loan Parties and their Subsidiaries is subject to any Liens, other than Permitted Liens.

5.09         Environmental Compliance. Except as could not reasonably be expected to have a Material Adverse Effect:

(a)            Each of the Facilities and all operations at the Facilities are in compliance with all applicable Environmental Laws, and there is no violation of any Environmental Law with respect to the Facilities or the Businesses, and there are no conditions relating to the Facilities or the Businesses that could give rise to liability under any applicable Environmental Laws.

(b)            None of the Facilities contains, or has previously contained, any Hazardous Materials at, on or under the Facilities in amounts or concentrations that constitute or constituted a violation of, or could give rise to liability under, Environmental Laws.

(c)            Neither any Loan Party nor any Subsidiary has received any written or verbal notice of, or inquiry from any Governmental Authority regarding, any violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Facilities or the Businesses, nor does any Responsible Officer of any Loan Party have knowledge or reason to believe that any such notice will be received or is being threatened.

(d)            Hazardous Materials have not been transported or disposed of from the Facilities, or generated, treated, stored or disposed of at, on or under any of the Facilities or any other location, in each case by or on behalf of any Loan Party or any Subsidiary in violation of, or in a manner that would be reasonably likely to give rise to liability under, any applicable Environmental Law.

(e)            No judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Responsible Officers of the Loan Parties, threatened, under any Environmental Law to which any Loan Party or any Subsidiary is or will be named as a party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to any Loan Party, any Subsidiary, the Facilities or the Businesses.

(f)            There has been no release or, threat of release of Hazardous Materials at or from the Facilities, or arising from or related to the operations (including disposal) of any Loan Party or any Subsidiary in connection with the Facilities or otherwise in connection with the Businesses, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws.

5.10         Insurance. The properties of the Loan Parties and their Subsidiaries are insured with financially sound and reputable insurance companies (none of which are Affiliates of the Loan Parties), in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Loan Party or the applicable Subsidiary operates. The insurance coverage of the Loan Parties complies with the requirements of Section 6.07 and the insurance coverage in effect on the Closing Date is outlined as to carrier, policy number, expiration date, type, amount and deductibles on Schedule 5.10.

5.11         Taxes. The Loan Parties and their respective Subsidiaries have filed all federal, state and other material tax returns and reports required to be filed, and have paid all federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being Properly Contested. There is no material proposed tax assessment against any Loan Party or Subsidiary. No Loan Party nor any Subsidiary thereof is party to any tax sharing agreement.

5.12         ERISA Compliance.

(a)            Each Plan and each Loan Party is in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code, and the regulations and published interpretations thereunder, and other federal or state Laws. Each Loan Party and each ERISA Affiliate is in compliance in all material respects with the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985. Each Plan that is intended to qualify under Section 401(a) of the Internal Revenue Code has a currently effective favorable determination letter (or in the case of a volume submitter or prototype plan is the subject of a currently effective favorable opinion letter) from the IRS (and each Plan has been timely amended to reflect changes in the applicable qualification requirements under Section 401(a) of the Internal Revenue Code and any applicable IRS guidance issued thereunder) and, to the best knowledge of the Loan Parties, nothing has occurred which would prevent, or cause the loss of, such qualification. Each Loan Party and each ERISA Affiliate has made all required contributions to each Plan subject to Sections 412 and 430 of the Internal Revenue Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 or 430 of the Internal Revenue Code has been made with respect to any Plan. Each Loan Party and each ERISA Affiliate has performed all their obligations under each Plan according to their terms, including filing or furnishing to the IRS, Department of Labor or other Governmental Authority, or to participants or beneficiaries of each Plan, any reports, returns, notices and other documentation required to be filed or furnished.

(b)            There are no pending or, to the knowledge of the Loan Parties, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan.

(c)            (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability and no other Plan providing retiree welfare benefits has any unfunded liability for benefits; (iii) no Loan Party or any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) no Loan Party or any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) no Loan Party or any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

5.13         Subsidiaries. Set forth on Schedule 5.13 is a complete and accurate list of the name and jurisdiction of organization of each Loan Party and each Subsidiary as of the Closing Date (or following the delivery of the first Compliance Certificate hereunder, as of the date of the most recently delivered Compliance Certificate), together with (a) the number of shares of each class of Capital Stock of any Loan Party outstanding as of the Closing Date and (b) the number and percentage of outstanding shares of each class owned (directly or indirectly) by any Loan Party or any Subsidiary as of the Closing Date. None of the shares of Capital Stock of any Subsidiary is subject to any outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto. The outstanding Capital Stock of each Loan Party and each Subsidiary is validly issued, and, in the case of any Loan Party that is a corporation, fully paid and non-assessable. No Subsidiary of Holdings has outstanding any shares of Disqualified Capital Stock.

5.14         Margin Regulations; Investment Company Act, Use of Proceeds.

(a)            The Loan Parties are not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. No proceeds of any Borrowing shall be used for the purpose of purchasing or carrying margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock.

(b)            None of the Loan Parties, any Person Controlling any Loan Party or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

(c)            No proceeds of any Borrowing will be used in violation of Section 6.11.

5.15         Disclosure.

(a)             No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that, with respect to any projected financial information, the Loan Parties represent that such information was prepared in good faith based upon assumptions believed to be reasonable at the time and at the time made available to the Administrative Agent and the Lenders. Notwithstanding the foregoing, Administrative Agent and Lenders acknowledge that the pro forma financial statements and other economic forecasts and information of a general industry nature delivered by Borrowers hereunder are not factual representations and that the actual financial results of the Borrowers may differ from the pro forma financial statements and other economic forecasts submitted from time to time.

(b)            As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.

5.16         Compliance with Laws. Each of the Loan Parties and each Subsidiary has operated at all times in compliance with the requirements of all Laws and all orders, writs, conditions of participation, contracts, standards, policies, injunctions, decrees, and Governmental Approvals and Healthcare Authorizations applicable to it, its properties or the Facilities, except in such instances in which (a) such Law or order, writ, condition of participation, contract, standard, policy, injunction or decree is being Properly Contested, or (b) the failure to comply therewith where noncompliance individually or in the aggregate could not reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing:

(i)            neither any Loan Party nor any Subsidiary thereof is in receipt of any written notice of any material violation of any Law, statute, rule, regulation, ordinance, code, judgment, order writ, decree, permit, concession, franchise or other governmental approval applicable to it or any of its property, which notice, individually or in the aggregate could reasonably be expected to result in an Exclusion Event or a Material Adverse Effect; and

(ii)            neither any Loan party nor any Subsidiary or any Affiliate thereof is in violation of and shall not violate any of the country or list based economic and trade sanctions administered and enforced by OFAC that are described or referenced at http://ustreas.gov/offices/enforcement/ofac/ or as otherwise published from time to time.

5.17         Intellectual Property; Licenses, Etc. The Loan Parties and their Subsidiaries own, or possess the legal right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, “IP Rights”) that are necessary for the operation of their respective businesses without conflict with the rights of any other Person. Set forth on Schedule 5.17 is a list of all IP Rights registered or pending registration with the United States Copyright Office or the United States Patent and Trademark Office and owned by any Loan Party, or that any Loan Party has the right to use, as of the Closing Date (or following the delivery of the first Compliance Certificate hereunder, as of the date of the most recently delivered Compliance Certificate). No claim has been asserted and is pending by any Person challenging or questioning the use of any IP Rights or the validity or effectiveness of any IP Rights, nor does any Loan Party know of any such claim, and, to the knowledge of the Responsible Officers of the Loan Parties, the use of any IP Rights by any Loan Party or any Subsidiary or the granting of a right or a license in respect of any IP Rights from any Loan Party or any Subsidiary does not infringe on the rights of any Person. As of the Closing Date (or following the delivery of the first Compliance Certificate hereunder, as of the date of the most recently delivered Compliance Certificate), none of the IP Rights owned by any of the Loan Parties is subject to any licensing agreement or similar arrangement except as set forth on Schedule 5.17.

5.18         Broker’s Fees. Neither any Loan Party nor any Subsidiary has any obligation to any Person in respect of any finder’s, broker’s, investment banking or other similar fee in connection with any of the transactions contemplated under the Loan Documents other than fees that will have been paid on or prior to the date hereof.

5.19         Labor Matters. There are no collective bargaining agreements or Multiemployer Plans covering the employees of any Loan Party or any Subsidiary as of the Closing Date, and neither any Loan Party nor any Subsidiary has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last five (5) years.

5.20         Business Locations. Set forth on Schedule 5.20(a) is a list of all Real Property located in the United States that is owned or leased by any Loan Party as of the Closing Date (or following the delivery of the first Compliance Certificate hereunder as of the date of the most recently delivered Compliance Certificate). Set forth on Schedule 5.20(b) is a list of all locations where any tangible personal property of any Loan Party (excluding the location of moveable assets, which are moved from location to location in the ordinary course of business and assets in transit, out for repair or in the possession of officers, directors and employees of the Loan Parties and their Subsidiaries in the ordinary course of business) with a value in excess of $500,000 is located as of the Closing Date (or following the delivery of the first Compliance Certificate hereunder, as of the date of the most recently delivered Compliance Certificate). Set forth on Schedule 5.20(c) is the state of organization, chief executive office, tax payer identification number and organizational identification number of each Loan Party as of the Closing Date.

5.21         Perfection of Security Interests in the Collateral. The Collateral Documents create valid security interests in, and Liens on, the Collateral purported to be covered thereby, which security interests and Liens are currently perfected security interests and Liens (except to the extent perfection is deferred pursuant to Schedule 6.18), prior to all other Liens other than Permitted Liens as of the Closing Date. The exact legal name of each Loan Party is as set forth on the signature pages hereto as of the Closing Date (or copy hereof).

5.22         Solvency. Both before and after giving effect to (a) the Loans to be made or extended on the Closing Date or such other date as Loans requested hereunder are made or extended, the issuance of the guaranties of the Obligations and the pledge of assets as security therefor by all of the Loan Parties, (b) the disbursement of the proceeds of such Loans pursuant to the instructions of the Loan Parties, (c) the consummation of the transactions contemplated in the Loan Documents, (d) the payment of any Restricted Payment and (e) the payment and accrual of all transaction costs in connection with the foregoing, the Loan Parties individually and taken as a whole are Solvent.

5.23         Status as Senior Debt, Subordinated Debt Subordination.

(a)            The Obligations hereunder constitute “Senior Debt” “Designated Senior Debt” (or other comparable term) under the Subordinated Indebtedness Documents, and the subordination provisions set forth in the Subordinated Indebtedness Documents are legally valid and enforceable against the parties thereto.

(b)            As of the Closing Date, the Borrower Representative has delivered to the Administrative Agent a complete and correct copy of the Subordinated Indebtedness Documents (including all schedules, exhibits, amendments, supplements, modifications, assignments and all other documents delivered pursuant thereto or in connection therewith). All Obligations, including the Letters of Credit Outstanding, constitute Indebtedness entitled to the benefits of the subordination provisions contained in the Subordinated Indebtedness Documents.

5.24         Material Contracts. Schedule 5.24 contains a true, correct and complete list of all Material Contracts in effect as of the Closing Date, and except as described thereon, all such Material Contracts are in full force and effect and no material breaches, defaults or events of default currently exist thereunder.

5.25         Accounts. Schedule 5.25 sets forth a complete and accurate list as of the Closing Date of all deposit accounts and all securities accounts maintained by each Loan Party, together with a description thereof and such Schedule correctly identifies the name and address of each depository or broker dealer where the account is maintained, the name in which the account is held, the purpose of the account, and the complete account number thereof.

5.26         Holding Company Status. Neither Holdings nor Quipt is engaged in any trade or business in violation of Section 7.15.

5.27         Patriot Act. Each Loan Party and its Subsidiaries are in compliance with the (i) Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto, and (ii) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”). No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

5.28         OFAC. Neither any Loan Party nor any Subsidiary or any Affiliate thereof is in violation of any of the OFAC Sanctions. Neither any Loan Party nor any Subsidiary thereof, nor to the knowledge of such Loan Party or any of its Subsidiaries, any director, officer, employee, agent, Affiliate or representative thereof (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in a Sanctioned Entity, (c) derives revenues from investments in, or transactions with a Sanctioned Person or a Sanctioned Entity or (d) is owned or controlled by a Sanctioned Entity or a Sanctioned Person.

5.29         EEA Financial Institutions. None of the Loan Parties is an EEA Financial Institution.

5.30         Flood Zone. No Mortgaged Property is a Flood Hazard Property, unless the Borrower has delivered to the Administrative Agent the applicable Mortgage Supporting Documents.

5.31         Healthcare Authorizations and Accreditations. Each Borrower and each other Loan Party (a) has, or has made timely application for in accordance with applicable Laws (including the Specified Laws), all Healthcare Authorizations and other rights from, and has made all declarations and filings with, all applicable Governmental Authorities, all self-regulatory authorities and all courts and other tribunals necessary to engage in the Healthcare Services conducted by the Loan Parties and the ownership, if any, and operation of the Facilities, and (b) has not received a citation which has not been nor will be remedied within any permitted cure period, nor has knowledge that any Governmental Authority is considering limiting, suspending or revoking any Healthcare Authorization. All Healthcare Authorizations are valid and in full force and effect and each Borrower and each other Loan Party is in material compliance with the terms and conditions of all such Healthcare Authorizations. Each Borrower and each other Loan Party has received and maintained accreditation in good standing and without impairment by all applicable Accrediting Organizations, to the extent required by Law (including any equivalent regulation).

5.32         HIPAA/HITECH Compliance. To the extent that and for so long as any Borrower or any other Loan Party is a “covered entity” or “business associate” as either such term is defined under HIPAA/HITECH, each Borrower and any other Loan Party: (a) has undertaken or will promptly undertake all necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments) of all areas of its business and operations required by HIPAA/HITECH and/or that could be adversely affected by the failure of such Borrower or Loan Party to be HIPAA/HITECH Compliant (as defined below); (b) has developed or will promptly develop a detailed plan and time line for becoming HIPAA/HITECH Compliant (a “HIPAA/HITECH Compliance Plan”); and (c) has implemented or will promptly implement those provisions of such HIPAA/HITECH Compliance Plan in all material respects necessary to ensure that each Borrower and each other Loan Party becomes HIPAA/HITECH Compliant. For purposes hereof, “HIPAA/HITECH Compliant” shall mean that each Borrower and each other Loan Party engaged in the Healthcare Services (x) is or will be in compliance with each of the applicable requirements of the Administrative Simplification provisions of HIPAA, and any applicable requirements of HITECH, on and as of each date that any part thereof, or any final rule or regulation thereunder, becomes effective in accordance with its or their terms, as the case may be (each such date, a “HIPAA/HITECH Compliance Date”) and (y) is not and could not reasonably be expected to become, as of any date following any such HIPAA/HITECH Compliance Date, the subject of any civil or criminal penalty, process, claim, action or proceeding, or any administrative or other regulatory review, survey, process or proceeding (other than routine surveys or reviews conducted by any HIPAA/HITECH or other accreditation entity) that could result in any of the foregoing or that could reasonably be expected to have a Material Adverse Effect.

5.33         Reimbursement; Third-Party Payors. Each Borrower and each other Loan Party has provided to Administrative Agent copies of all material participation agreements with Third-Party Payors with respect to the business operations of each Borrower and each other Loan Party, and each Borrower and each other Loan Party is entitled to reimbursement under the Government Reimbursement Programs for services rendered to qualified beneficiaries, and each Borrower and each other Loan Party complies in all material respects with the conditions of participation in all Government Reimbursement Programs and related contracts. Each Borrower and each other Loan Party is in compliance in all material respects with contracts with account debtors and is entitled to reimbursement under such contracts. Without limitation, there are no conditions not complied with that could jeopardize its participation in any Government Reimbursement Program or any Material Contracts.

5.34         Other Healthcare Regulatory Matters. Borrowers have developed and implemented a current and effective corporate health care regulatory compliance program (“CCP”). As of the Closing Date, no Borrower nor any other Loan Party: (i) is a party to a corporate integrity agreement; (ii) is party to a DEA Memorandum of Understanding; (iii) has any reporting obligations pursuant to a settlement agreement, plan of correction, or other remedial measure entered into with a Governmental Authority; (iv) to such Borrower’s or such Loan Party’s best knowledge, is the subject of any investigation conducted by any Governmental Authority involving compliance with Healthcare Laws; (v) is or has been a defendant in any qui tam/false claims act litigation; or (vi) has been served with or received any written search warrant, subpoena, civil investigative demand or contact letter from any Governmental Authority related to their business operations or any healthcare facility owned or operated by them.

5.35         Compliance with Healthcare Laws.

(a)            Each Borrower and each other Loan Party has timely filed or caused to be timely filed, all cost reports and other reports of every kind whatsoever required by a Government Reimbursement Program, to have been filed or made with respect to the business operations of any such Borrower and any such Loan Party. There are no claims, actions or appeals filed, pending or threatened (and neither any Borrower nor any other Loan Party has filed any claims or reports which would result in any such claims, actions or appeals) before any Governmental Authority pertaining to any such Borrower’s or any such Loan Party’s business operations including any intermediary or contractor, the Provider Reimbursement Review Board or the Administrator of CMS, with respect to any Medicare or Medicaid cost reports or claims filed by any such Borrower or any such other Loan Party, or any disallowance by any Governmental Authority in connection with any audit of such cost reports;

(b)            Each Borrower, each Manager and each other Loan Party have obtained all necessary accreditations to operate its business as now conducted, and currently is in compliance in all material respects with all statutory and regulatory requirements applicable to it;

(c)            No Borrower nor any other Loan Party, is currently nor has in the past been subject, to its knowledge, to: (1) any state or local governmental investigation, inspection or inquiry related to any license or licensure standards applicable to any Borrower or any other Loan Party; (2) any federal, state, local governmental or private payor civil or criminal investigations, inquiries or audits involving and/or related to any federal, state or private payor healthcare fraud and abuse provisions or contractual prohibition of healthcare fraud and abuse; or (3) any federal, state or private payor inquiry, investigation, inspection or audit regarding any Borrower or any Loan Party or their activities, including any federal, state or private payor inquiry or investigation of any Person having “ownership, financial or control interest” in any Borrower or any Loan Party (as that term is defined in 42 C.F.R. § 420.201, et seq.) involving and/or related to healthcare fraud and abuse, false claims under 31 U.S.C. §§ 3729-3731 or any similar contractual prohibition, or any qui tam action brought pursuant to 31 U.S.C. § 3729, et seq.;

(d)            No Loan Party, nor any director, officer, shareholder, employee, agent or Person with a “direct or indirect ownership interest” (as that phrase is defined in 42 C.F.R. § 420.201) in any Borrower or any other Loan Party: (1) has had a civil monetary penalty assessed against him or her pursuant to 42 U.S.C. § 1320a-7a; (2) has been excluded from participation in a “Federal Health Care Program” (as that term is defined in 42 U.S.C. § 1320a-7b); (3) has been “convicted” (as that term is defined in 42 C.F.R. § 1001.2) of any of those offenses described in 42 U.S.C. § 1320a-7b or 18 U.S.C. §§ 669, 1035, 1347, 1518, including any of the following categories of offenses: (A) criminal offenses relating to the delivery of an item or service under any “Federal Health Care Program” (as that term is defined in 42 U.S.C. § 1320a-7b) or “healthcare benefit program” (as that term is defined in 18 U.S.C. § 24b); (B) criminal offenses under federal or state law relating to patient neglect or abuse in connection with the delivery of a healthcare item or service; (C) criminal offenses under Laws relating to fraud and abuse, theft, embezzlement, false statements to third parties, money laundering, kickbacks, breach of fiduciary responsibility or other financial misconduct in connection with the delivery of a healthcare item or service or with respect to any act or omission in a program operated by or financed in whole or in part by any federal, state or local governmental agency; (D) Laws relating to the interference with or obstruction of any investigations into any criminal offenses described in (1) through (3) above; or (E) criminal offenses under applicable Laws relating to the unlawful manufacturing, storage, distribution, prescription or dispensing of a controlled substance; or (4) has been involved or named in a U.S. Attorney complaint made or any other action taken pursuant to the False Claims Act under 31 U.S.C. §§ 3729-3731 or qui tam action brought pursuant to 31 U.S.C. § 3729, et seq.;

(e)            Each Borrower and each other Loan Party, is and shall continue to be in compliance with all applicable Laws relating to its relationships with physicians;

(f)            Borrower and each other Loan Party, and their employees and contractors (other than contracted agencies), in the exercise of their duties on behalf of any Borrower and any other Loan Party, is and shall continue to be in compliance with all Healthcare Laws and any Laws applicable to the collections on Accounts, any contracts relating thereto or any other Collateral, or otherwise applicable to its business and properties, a violation of which could materially affect its ability to collect on its Accounts;

(g)            All Persons providing professional health care services for or on behalf of any Borrower or any other Loan Party (either as an employee or independent contractor) are appropriately licensed to provide such services; and

(h)            No Healthcare Authorizations of any Borrower or any other Loan Party have been suspended, revoked, limited or denied renewal at any time.

5.36         Compliance of Products.

(a)            Each Borrower and each other Loan Party:

(i)            except as set forth on Schedule 5.36(a), has been operating in compliance in all material respects with all reporting and regulatory requirements imposed upon it as well as the Specified Laws, including reporting to FDA and other agencies, to include state government agencies of product deviations, contamination or of device malfunctions and/or device-related serious injuries or deaths and reporting to FDA of Corrections or Removals, when and as required under the FDCA;

(ii)           has not, and none of its officers, directors, employees, shareholders, their agents or affiliates have, made an untrue statement of material fact or fraudulent statement to the FDA or failed to disclose a material fact required to be disclosed to the FDA, committed an act, made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Regulation 46191 (September 10, 1991);

(iii)          has not received any notice that any Governmental Authority, including the FDA, the Office of the Inspector General of HHS, the United States Department of Justice or any equivalent foreign agency, has commenced or threatened to initiate any action to enjoin a Loan Party, or any of its officers, directors, employees, shareholders, agents or Affiliates, from conducting their respective businesses at any facility owned or used by any of them, or for any material civil penalty, injunction, seizure or criminal action, or which would result in the revocation, transfer, surrender, suspension or other material impairment of any Healthcare Authorization;

(iv)          is not a participant in any federal program whereby any federal, state or local government or quasi-governmental body, agency, board or other authority may have the right to recover funds by reason of the advance of federal funds, including those authorized under the Hill-Burton Act (42 U.S.C. 291, et seq.);

(v)           has not been threatened to be (A) excluded from United States health care programs pursuant to 42 U.S.C. §1320a7 and related regulations, (B) “suspended” or “debarred” from selling products to the United States government or its agencies pursuant to the Federal Acquisition Regulation, relating to debarment and suspension applicable to federal government agencies generally (48 C.F.R. Subpart 9.4), or other applicable Laws or regulations, or (C) made a party to any other action by any governmental authority that may prohibit it from selling products to any governmental or other purchaser pursuant to any Law;

(vi)          maintains or causes to be maintained a standard of care in the storage, use, transportation and disposal of all Products, medical equipment, medical supplies, medical products and medical waste, of any kind and in any form, that is at least comparable to that which exists on the date of this Agreement and that is in conformity in all material respects with all applicable regulations and Laws;

(vii)         except as set forth on Schedule 5.36(a), has not received from the FDA at any time warning letters, Form FDA-483 inspection reports, “Untitled Letter”, other correspondence or notice setting forth allegedly objectionable observations or alleged violations of Laws and regulations enforced by the FDA, including the FDCA, or any comparable correspondence from any state or local authority responsible for regulating medical device products and establishments, or any comparable correspondence from any foreign counterpart of the FDA, or any comparable correspondence from any foreign counterpart of any state or local authority with regard to any Product or the manufacture, processing, packing, or holding thereof;

(viii)        except as set forth on Schedule 5.36(a), has not engaged in any Recalls, Market Withdrawals, or other forms of product retrieval from the marketplace of any Products at any time;

(ix)           has entered into a Transport and Disposal Agreement with a reputable and qualified Person for the transport and disposal of hazardous wastes pursuant to which such Person has agreed to provide such transport and disposal services at all facilities at which such biomedical wastes and hazardous wastes are generated in conformity in all material respects with all applicable regulations and Laws and such Transport and Disposal Agreement remains in full force and effect; and

(x)           except as set forth on Schedule 5.36(a), maintains or causes to be maintained a policy that prevents the exposure of employees or contractors to bloodborne pathogens by prohibiting staff from handling returned or used Product if such Product is not received in a decontaminated manner.

(b)            With respect to Products:

(i)            No Borrower or other Loan Party has acquired, received, or otherwise transferred any human tissue or organs for valuable consideration for use in human transplantation, in violation of any Law;

(ii)           Schedule 5.36(b), hereto lists all Healthcare Authorizations issued by a Governmental Authority relating to a Product and/or the applicable Borrower’s or other Loan Party’s sale, or marketing thereof maintained by Borrowers and other Loan Parties as of the Closing Date, together with the applicable Product category corresponding to the Healthcare Authorizations. Each Borrower and each other Loan Party has delivered to Administrative Agent on or prior to the Closing Date copies of all such Healthcare Authorizations. If, after the Closing Date, any Borrower or any other Loan Party acquires or renews any Healthcare Authorization issued by a Governmental Authority relating to a Product and/or the applicable Borrower’s or Loan Party’s sale or marketing thereof, Borrowers shall promptly deliver a copy of such new or renewed Healthcare Authorization along with a copy of an update to Schedule 5.36(b);

(iii)          except as set forth on Schedule 5.36(b), each Product has been and/or shall be possessed, owned, warehoused, marketed, promoted, sold and distributed in accordance with all applicable Healthcare Authorizations and Laws, including but not limited to the FDCA; and

(iv)          without limiting the generality of Section 5.32, with respect to any Product marketed, leased, rented, or sold by any Borrower or any other Loan Party, such Borrower or Loan Party shall have received, and such Product shall be the subject of, all Healthcare Authorizations needed in connection with the marketing and sales of such Product as currently being marketed, leased, rented, or sold by such Borrower or Loan Party, and such Borrower or Loan Party has not received any notice from any applicable Governmental Authority, including the FDA, that such Governmental Authority is conducting an investigation or review of any such Healthcare Authorization or approval or that any such Healthcare Authorization has been revoked or withdrawn, nor has any such Governmental Authority issued any order or recommendation stating that such marketing or sales of such Product cease or that such Product be withdrawn from the marketplace.

(v)           No Borrower or other Loan Party manufactures, develops, tests, imports or labels any Product.

(c)            Neither the execution nor performance by any Borrower or any other Loan Party of any Loan Documents, nor the exercise of any remedies by any party thereunder, will adversely affect any of the Healthcare Authorizations.

5.37            Inventory Suppliers. Schedule 5.37 sets forth a complete and accurate list of all Inventory Suppliers.

ARTICLE 6
AFFIRMATIVE COVENANTS

On the Closing Date and at all times thereafter until and including the Termination Date, the Loan Parties shall and shall cause each Subsidiary (or when specifically provided below, each Subsidiary) to:

6.01         Financial Statements. Deliver to the Administrative Agent for the benefit of each Lender:

(a)            Annual Financial Statements. As soon as available, but in any event within ninety (90) days after the end of each Fiscal Year (commencing with the Fiscal Year ending September 30, 2022) of the Consolidated Group, consolidated and consolidating balance sheets of the Consolidated Group as at the end of such Fiscal Year, and the related consolidated and consolidating (for each entity in the Consolidated Group to the extent requested by Administrative Agent; provided, however, the consolidating statements will not include a cash flow statement or be consolidating for subsidiaries below the direct subsidiaries of Quipt) statements of income or operations, retained earnings, shareholders’ equity and cash flows for such Fiscal Year (such financial statements to be provided in Dollars), setting forth in each case in comparative form the figures as of the end of and for the previous Fiscal Year, all in reasonable detail and prepared in accordance with IFRS, and in the case of the consolidated financial statements audited and accompanied by a report and opinion of BDO, LLP or other independent certified public accountants of nationally recognized standing reasonably acceptable to the Administrative Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (except for such qualifications required solely as a result of the impending maturity of the Loans;

(b)            Quarterly Financial Statements. As soon as available, but in any event within forty-five (45) days after the end of each of the first three (3) Fiscal Quarters (commencing with the Fiscal Quarter ending December 31, 2022) of each Fiscal Year of the Consolidated Group, consolidated and consolidating (for each entity in the Consolidated Group) to the extent requested by Administrative Agent; provided, however, the consolidating statements will not include a cash flow statement or be consolidating for subsidiaries below the direct subsidiaries of Quipt) balance sheets of the Consolidated Group as at the end of such Fiscal Quarter, and the related consolidated and consolidating statements of income or operations, retained earnings, shareholders’ equity and cash flows for such Fiscal Quarter and for the portion of the Fiscal Year then ended (such financial statements to be provided in Dollars), setting forth in each case in comparative form the figures as of the end of and for the corresponding Fiscal Quarter of the previous Fiscal Year and the corresponding portion of the previous Fiscal Year, all in reasonable detail and certified by a Responsible Officer of the Borrower Representative as fairly presenting in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of the Consolidated Group in accordance with IFRS, subject only to normal year-end audit adjustments and the absence of footnotes; and

(c)            Management Discussion and Analysis. Concurrently with any delivery under clause (a) or (b) of this Section 6.01, a management discussion and analysis describing any differences in the reported financial results as between the periods covered and that in the same periods during the immediately preceding Fiscal Year, and as between such periods and the same periods included in the budget delivered pursuant to Section 6.02(c) below, which shall include, among any other information or explanation reasonably requested by the Administrative Agent, an explanation of any revenues, Consolidated EBITDA, Consolidated Capital Expenditures and new or lost customers that would assist the Lenders to better understand the results being reported.

6.02         Certificates; Other Information. Deliver to the Administrative Agent for the benefit of each Lender, in form and detail satisfactory to the Administrative Agent:

(a)            Accountant Certification. Concurrently with the delivery of the financial statements referred to in Section 6.01(a), a certificate of its independent certified public accountants certifying such financial statements and, to the extent such statement is able to be obtained from the Borrowers without material incremental cost or expense, stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default under any of the financial covenants contained in Article 8 or, if any such Default or Event of Default shall exist, stating the nature and status of such event;

(b)            Compliance Certificate. Concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and 6.01(b) a duly completed Compliance Certificate (which shall be provided in Dollars) executed by a Responsible Officer of the Borrower Representative, and such Compliance Certificate shall: (i) include such supplements to Schedules 5.13, 5.17, 5.20(a), 5.20(b), 5.20(c), 5.24, 5.25, and 5.37 and as are necessary such that, as supplemented, such Schedules would be accurate and complete as of the date of such Compliance Certificate, provided, however, that in the event that any item included in such supplement shall constitute or result in a Default or an Event of Default hereunder, in no event shall the delivery of such supplement constitute a waiver of such Default or Event of Default by the Administrative Agent or any Lender, (ii) specify any information required to be delivered pursuant to the Security Agreement or the Pledge Agreement that has not already been identified in a written notice delivered to the Administrative Agent in accordance with the Security Agreement or the Pledge Agreement, as applicable, and (iii) either confirm that there has been no material change in the Loan Parties’ insurance coverage since delivery of the immediately prior Compliance Certificate or identify any such change thereto;

(c)            Annual Budget. Within sixty (60) days after the end of each Fiscal Year, the annual business plan and budget of the Consolidated Group (such annual business plan and budget to be provided in Dollars) containing, among other things, projected financial statements (including consolidated and consolidating balance sheets of the Consolidated Group as at the end of each such Fiscal Quarter, and the related consolidated and consolidating statements of income or operations, retained earnings, shareholders’ equity and cash flows for each such Fiscal Quarter) for each Fiscal Quarter through the Term Loan Maturity Date;

(d)            Audit Letters. Copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Consolidated Group by independent accountants in connection with the accounts or books of the Consolidated Group, or any audit of any of them;

(e)            Public Company Reporting. (i) to the extent that any entity in the Consolidated Group is a public company, promptly after the same are available (and in any event within ten (10) days thereof), copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of any entity in the Consolidated Group, and copies of all annual, regular, periodic and special reports and registration statements which any entity in the Consolidated Group may file or be required to file with the SEC under Section 13 or 15(d) of the Exchange Act or to a holder of any Indebtedness owed by any entity in the Consolidated Group in its capacity as such a holder and not otherwise required to be delivered to the Administrative Agent pursuant hereto, (ii) all reports and written information to and from the United States Environmental Protection Agency, or any state or local agency responsible for environmental matters, the United States Occupational Health and Safety Administration or any successor agencies or authorities concerning environmental, health or safety matters, and (iii) all material reports and written information to and from any state or local agency responsible for health and safety matters, or any successor agencies or authorities concerning environmental, health or safety matters;

(f)            Insurance Report. By the last day of each Fiscal Year, a report in form and substance reasonably satisfactory to the Administrative Agent outlining all material insurance coverage maintained as of the date of such report by the Loan Parties and their Subsidiaries and all material insurance coverage planned to be maintained by the Loan Parties and their Subsidiaries in the immediately succeeding Fiscal Year;

(g)            Annual Collateral Verification. Concurrently with the delivery of the financial statements referred to in Section 6.01(a), an officer’s certificate (i) either confirming that there has been no change in the information set forth in the then existing schedules to the Security Agreement and the Pledge Agreement or identifying any such changes thereto and (ii) certifying that all UCC financing statements (including fixtures filings, as applicable) or other appropriate filings, recordings or registrations, have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction identified pursuant to clause (i) above to the extent necessary to protect and perfect the security interests under the Loan Documents for a period of not less than eighteen (18) months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period);

(h)            Real Property Leases. Within forty-five (45) days after the end of each Fiscal Quarter, a report in form and substance satisfactory to the Administrative Agent identifying: (i) all Real Property lease agreements to which any Loan Party is a party, (ii) the property governed by such Real Property lease agreements, (iii) the expiration dates of such lease agreements, and (iv) the amount of rental payments due under each lease agreement and such other information as the Administrative Agent may reasonably request.

(i)            Additional Information. Promptly (and in any event within two (2) days after a request therefor), such additional information regarding the business, financial or corporate affairs of any Loan Party or any Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request (including as required under the Patriot Act).

6.03         Notices.

(a)            Promptly (and in any event within two (2) Business Days) notify the Administrative Agent and each Lender in writing of the occurrence of any Default or Event of Default.

(b)            Promptly (and in any event within two (2) Business Days) notify the Administrative Agent and each Lender in writing of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)            Promptly (and in any event within two (2) Business Days) notify the Administrative Agent and each Lender in writing of the occurrence of any ERISA Event.

(d)            Promptly (and in any event within two (2) Business Days) notify the Administrative Agent and each Lender in writing of the occurrence of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification.

(e)            Promptly (and in any event within two (2) Business Days) notify the Administrative Agent and each Lender in writing of any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary.

(f)            Promptly (and in any event within two (2) Business Days), notify the Administrative Agent and each Lender, in writing, of the threat or institution of, or any material development in, any Proceeding against or affecting any Loan Party (i) in which the amount involved or relief sought is in excess of $250,000, (ii) which could reasonably be expected to have a Material Adverse Effect, (iii) which seeks injunctive relief, (iv) which alleges criminal misconduct by any Loan Party, (v) which alleges material violations of any Laws or Governmental Approvals, or (vi) which alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liability.

(g)            Promptly (and in any event within two (2) Business Days after such event), notify the Administrative Agent and each Lender, in writing, of (i) any loss, damage or destruction to the Collateral in the amount of $100,000 or more individually, whether or not covered by insurance and (ii) any change in the information which would require a material correction or material addition to Schedule 2.1 or Schedule 3.4 to the Security Agreement.

(h)            Immediately notify the Administrative Agent and each Lender, in writing, upon the occurrence of, upon becoming aware of, or upon receipt of notice from a third party of, (i) any Loan Party’s default pursuant to the terms of any Material Contract or lease to which such Loan Party is a party or (ii) the termination of, or the intent or threat to terminate, any such Material Contract or lease.

(i)             Upon the written request of the Administrative Agent following the occurrence of any event or the discovery of any condition which the Administrative Agent or the Required Lenders reasonably believe has caused (or could be reasonably expected to cause) the representations and warranties set forth in Section 5.09 to be untrue in any material respect, furnish or cause to be furnished to the Administrative Agent, at the Loan Parties’ expense, a report of an environmental assessment of reasonable scope, form and depth, (including, where appropriate, invasive soil or groundwater sampling) by a consultant reasonably acceptable to the Administrative Agent as to the nature and extent of the presence of any Hazardous Materials on any Facilities and as to the compliance by any Loan Party or any of its Subsidiaries with Environmental Laws at such Facilities. If the Loan Parties fail to deliver such an environmental report within forty-five (45) days after receipt of such written request then the Administrative Agent may arrange for same, and the Loan Parties hereby grant to the Administrative Agent and its representatives access to the Facilities to reasonably undertake such an assessment (including, where appropriate, invasive soil or groundwater sampling). The reasonable cost of any assessment arranged for by the Administrative Agent pursuant to this provision will be payable by the Loan Parties on demand and added to the obligations secured by the Collateral Documents.

(j)             Promptly following the occurrence of any event described in clauses (i) or (ii) of the definition of “Change of Management”.

(k)            Promptly (and in any event within two (2) Business Days), notify the Administrative Agent and each Lender, in writing, of any material citation or other notice of any material violation received by any Borrower or any other Loan Party from any Governmental Authority, including any notice of violation of Healthcare Laws or Environmental Laws or any rescission or threatened revocation of any Healthcare Authorization.

Each notice pursuant to this Section 6.03 shall be accompanied by a statement of a Responsible Officer of the Borrower Representative setting forth details of the occurrence referred to therein and stating what action the Borrowers have taken and propose to take with respect thereto. Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04         Payment of Obligations: Tax Returns.

(a)            Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all federal, state and other material tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being Properly Contested; and (b) all lawful claims which, if unpaid, would by law become a Lien upon its Property unless the same are being Properly Contested.

(b)            Timely file or cause to be timely filed all federal, state and other material tax returns and are required to be filed.

6.05         Preservation of Existence, Material Contracts, Etc.

(a)            Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 7.04 or Section 7.05.

(b)            Preserve, renew and maintain in full force and effect its good standing and qualification to do business under the Laws of the jurisdiction of its organization and in any other jurisdiction where failure to so maintain good standing or qualification would have or would constitute a Material Adverse Effect.

(c)            Preserve, renew and maintain all Governmental Approvals as are necessary for the conduct of its business as currently conducted and herein contemplated.

(d)            Preserve, register and renew whenever applicable all of its material registered patents, copyrights, trademarks, trade names and service marks.

(e)            Maintain all Material Contracts to which it is a party without default or right of any counterparty thereto to terminate or accelerate thereunder.

6.06         Maintenance of Properties.

(a)            Maintain, preserve and protect all of its property owned or used in the operation of its business in good working order and condition, ordinary wear and tear excepted.

(b)            Make all necessary repairs thereto and renewals and replacements thereof.

(c)            Use the standard of care typical in the industry in the operation and maintenance of its Facilities.

6.07         Maintenance of Insurance. Maintain or cause to be maintained, with financially sound and reputable insurers rated not less than A-, Class VII by Best’s, commercial general liability insurance including follow-form umbrella, professional liability (malpractice or design, consulting services) insurance, business interruption insurance, and all risk property insurance for full replacement cost, in each case with respect to liabilities, losses or damage in respect of the assets, properties and businesses of each Loan Party as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks, and in amounts and otherwise on such terms and conditions as shall be customary for such Persons (including perils of flood, quake and/or wind/hail or named storms, as applicable) and reasonably acceptable to the Administrative Agent. Each such policy of insurance shall (i) name the Administrative Agent, on behalf of each Lender as an additional insured by endorsement thereunder as its interests may appear, (ii) in the case of each property insurance policy, contain a lender’s loss payable and mortgagee clause or endorsement, satisfactory in form and substance to the Administrative Agent, that names the Administrative Agent, on behalf of the Lenders, as the lender’s loss payee and mortgagee thereunder, and (iii) provide for at least thirty (30) days’ prior written notice to the Administrative Agent of any modification or cancellation of such policy. The Administrative Agent and Secured Parties have no responsibility for premiums, warranties or representations to underwriters. The Loan Parties or their insurance broker shall provide a certificate of insurance upon each policy renewal or replacement in form and substance reasonably acceptable to the Administrative Agent. In the event the Borrowers fail within ten (10) Business Days after the Administrative Agent’s request to provide the Administrative Agent with evidence of the insurance coverage required by this Agreement, the Administrative Agent may purchase insurance at the Borrowers’ expense to protect the Administrative Agent’s interests in the Collateral. This insurance may, but need not, protect the Borrowers’ interests. The coverage purchased by the Administrative Agent may, but need not, pay any claim made by any Borrower or any claim that is made against any Borrower in connection with the Collateral. The Borrowers may later cancel any insurance purchased by the Administrative Agent, but only after providing the Administrative Agent with evidence that the Borrowers have obtained insurance as required by this Agreement. If the Administrative Agent purchases insurance for the Collateral, to the fullest extent provided by law, the Borrowers will be responsible for the costs of that insurance, including interest and other charges imposed by the Administrative Agent in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to the Obligations. The costs of the insurance may be more than the cost of insurance the Borrowers are able to obtain on their own. If at any time any Mortgaged Property is a Flood Hazard Property, obtain a flood insurance policy or policies covering such Flood Hazard Property and contents (to the extent the contents constitute Collateral), for the term of the Loan in an amount sufficient to cause compliance with the Flood Laws plus such additional flood coverage as may be reasonably required by Administrative Agent. Such policy or policies shall be in form and substance reasonably acceptable to Administrative Agent and shall otherwise contain such terms as may be reasonably required by Administrative Agent to comply with the Flood Laws. The coverage required hereunder may be obtained from a private insurer (to the extent permitted under the Flood Laws) or from federally-backed flood insurance available under the National Flood Insurance Program; provided, that, any such insurance obtained from a private insurer shall (x) conform to the criteria for such insurance identified by the Flood Laws and any other applicable Law, (y) be from an insurer reasonably acceptable to Administrative Agent (and shall not be an Affiliate of Borrower) and (z) include the following disclaimer in its policy or endorsement: “This policy meets the definition of private flood insurance contained in 42 U.S.C. 4012a(b)(7) and the corresponding regulation”.

6.08         Compliance with Laws. Comply, and shall cause each of its Subsidiaries to comply, with the requirements of all Laws and Governmental Approvals applicable to it (including Environmental Laws) and all orders, writs, injunctions and decrees applicable to it or to its business or Property, except in such instances in which such requirement of Law or order, writ, injunction or decree is being Properly Contested.

6.09         Books and Records.

(a)            Maintain proper books of record and account, in which full, true and correct entries shall be made of all financial transactions and matters involving the assets and business of such Loan Party or such Subsidiary, as the case may be, in each case in accordance with IFRS.

(b)            Maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over such Loan Party or such Subsidiary, as the case may be.

6.10         Inspection Rights. Permit (a) representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and conduct audits and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the expense of the Borrowers and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Loan Parties and (b) representatives and independent contractors of the Administrative Agent to conduct an annual audit of the Collateral, including chattel paper of any Borrower wherever located, Inventory and Accounts) at the expense of the Borrowers and upon reasonable advance notice to the Borrowers, provided, that when a Default or an Event of Default exists the Administrative Agent (or any of its respective representatives or independent contractors) may do any of the foregoing at the expense of the Loan Parties at any time during normal business hours and without advance notice and, in the case of Collateral audits, as frequently as deemed necessary by the Administrative Agent. A representative of each Lender shall have the right to accompany the Administrative Agent in connection with all such inspections, audits and examinations (at such Lender’s sole cost and expense if a Default or an Event of Default has not occurred and is continuing).

6.11         Use of Proceeds.

(a)            (i)   Use the proceeds of the Initial Term Loan to (x) refinance Indebtedness of the Loan Parties and their Subsidiaries under the Existing Credit Agreement and (y) pay transaction costs, fees and expenses related to the consummation of the transactions contemplated thereunder and under this Agreement.

(ii)    Use the proceeds of the Delayed Draw Term Loans (x) to fund Permitted Acquisitions (including any purchase price holdbacks not tied to performance; provided, any such amounts borrowed at the consummation of the acquisition (rather than when such holdback is due and owing) shall be held in a separate deposit account with CIT that upon request of Administrative Agent shall be subject to a Deposit Account Control Agreement) and (y) to pay fees and transaction costs associated with such Permitted Acquisitions and redemptions.

(iii)   Use the proceeds of each Incremental Term Loan Facility solely to finance Permitted Acquisitions (including any purchase price holdbacks not tied to performance; provided, any such amounts borrowed at the consummation of the acquisition (rather than when such holdback is due and owing) shall be held in a separate deposit account with CIT that upon request of Administrative Agent shall be subject to a Deposit Account Control Agreement), together with costs, fees and expenses incurred in connection therewith.

(b)            Use proceeds of the Revolving Loans and Swingline Loans to finance working capital, make Capital Expenditures, consummate Permitted Acquisitions and for other general corporate purposes. Following the Closing Date, the timing and amount of requests for Revolving Loans and Swingline Loans shall be based upon and consistent with the then-current cash needs of the Borrowers and their Subsidiaries.

(c)            Notwithstanding the foregoing, in no event shall the proceeds of the Credit Extensions be used in contravention of any Law or of any Loan Document.

6.12         Additional Subsidiaries. Simultaneously with (or such longer period as the Administrative Agent may provide at its sole option) any Acquisition or the formation of any Subsidiary:

(a)            notify the Administrative Agent thereof in writing, together with (i) jurisdiction of formation, (ii) number of shares of each class of Capital Stock outstanding, (iii) number and percentage of outstanding shares of each class owned (directly or indirectly) by any Loan Party or any Subsidiary and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto; and

(b)            within thirty (30) days (or such later date as may be approved in writing by the Administrative Agent at its sole option) of any Subsidiary being formed or acquired, cause each Subsidiary formed or acquired in connection with such Acquisition or such Subsidiary to (A) become a Guarantor by executing and delivering to the Administrative Agent a joinder agreement or such other document as the Administrative Agent may reasonably request for such purpose, (B) deliver to the Administrative Agent documents of the types referred to in Sections 4.01(b), (c), (d), (h) and, if requested by the Administrative Agent, favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in clause (A)) and any other documents, instruments, agreements or information reasonably requested by the Administrative Agent, all in form, content and scope reasonably satisfactory to the Administrative Agent, and (C) take any actions and deliver any documents required under Section 6.14; provided, with respect to any deposit accounts of any such Person that becomes a Loan Party pursuant to the terms of this Section 6.12, the Administrative Agent and Borrower Representative will mutually determine a timeline for purposes of transitioning such deposit accounts to CIT (such transition timeline not to exceed one (1) year).

6.13         ERISA Compliance. Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state Law; (b) cause each Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code to obtain and maintain such qualification; and (c) make all required contributions to any Plan subject to Section 412, Section 430 or Section 431 of the Internal Revenue Code.

6.14         Pledged Assets.

(a)            To the extent not delivered to the Administrative Agent on or before the Closing Date (including in respect of after-acquired property and Persons that become Subsidiaries of any Loan Party, after the Closing Date), the Loan Parties will promptly (and in any event within ten (10) Business Days (or such longer period as may be approved in writing by the Administrative Agent at its sole option)) execute and deliver to the Administrative Agent supplement and joinder documents as required under the Security Agreement and the Pledge Agreement (and all such other documents, to the extent applicable as determined by the Administrative Agent), in each case in form and substance reasonably satisfactory to the Administrative Agent and as the Administrative Agent reasonably requests or deems necessary or advisable in order to ensure that each Loan Party (including any Person required to become a Guarantor or Borrower pursuant to Section 6.12) shall effectively grant to the Administrative Agent, for the benefit of the Secured Parties, a valid and enforceable security interest in all of its property, including all of its Capital Stock, as security for the Obligations of such Loan Party.

(b)            Without limiting the generality of the above, the Loan Parties will cause (a) 100% of the issued and outstanding Capital Stock owned by the Loan Parties of each Domestic Subsidiary and (b) 65% (or such greater percentage that could not reasonably be expected to cause any material adverse tax consequences) of the issued and outstanding Capital Stock owned by the Loan Parties entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) in each Foreign Subsidiary directly owned by a Loan Party or any Foreign Subsidiary Holdco owned by a Loan Party to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent pursuant to the terms and conditions of the Collateral Documents or such other security documents as the Administrative Agent shall request.

(c)            With respect to each Account for which either the perfection, enforceability, or validity of the Administrative Agent’s Liens in such Account, or the Administrative Agent’s right or ability to obtain direct payment to the Administrative Agent of the proceeds of such Account, is governed by any federal, state, or local statutory requirements other than those of the UCC, the Loan Parties will take such steps as may be required or as the Administrative Agent may from time to time reasonably request to ensure such perfection, enforceability, validity of the Lien or right to obtain direct payment, including compliance with the Federal Assignment of Claims Act of 1940.

6.15         Covenant with Respect to Environmental Matters. In respect of all environmental matters:

(a)            comply in all material respects with the requirements of all federal, state, and local Environmental Laws applicable to the Loan Parties or their Property; notify the Administrative Agent promptly in the event of any spill, release or disposal of Hazardous Material on, or hazardous waste pollution or contamination affecting, the Facilities in material violation of applicable Environmental Laws of which a Loan Party has actual knowledge; forward to the Administrative Agent promptly any written notices relating to such matters received from any Governmental Authority; and pay when due any fine or assessment against the Facilities, provided, that the Loan Parties shall not be required to pay any such fine or assessment so long as the validity thereof shall be Properly Contested; and provided further that, in any event, payment of any such fine or assessment shall be made before any of their Property shall be subjected to a Lien or be seized or sold in satisfaction thereof;

(b)            promptly notify the Administrative Agent upon becoming aware of any fact or change in circumstances that would be expected to cause any of the representations and warranties contained in Section 5.09 to cease to be true in all material respects (without duplication of any materiality qualifier therein) for any time before the Termination Date;

(c)            not become involved, and will not knowingly permit any tenant of the Facilities to become involved, in any operations at the Facilities generating, storing, disposing, or handling Hazardous Materials in material violation of applicable Environmental Laws or any other activity that could lead to the imposition on any Lender or the Administrative Agent of any liability, or the imposition on the Loan Parties or the Facilities of any material liability or any lien under any Environmental Laws;

(d)            promptly contain or remove any Hazardous Materials found on the Facilities in violation of any applicable Environmental Law, which containment or removal must be done in compliance with applicable Environmental Laws and at the Borrowers’ expense; and the Borrowers agree that the Administrative Agent has the right, at its sole option but at the Borrowers’ expense, to have an environmental engineer or other representative review the work being done; and

(e)            indemnify, protect, defend and hold harmless each Indemnitee from and against and all liabilities, obligations, losses, damages (including, consequential damages), penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including, the reasonable fees and disbursements of counsel for and consultants of such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitees shall be designated a party thereto), which may be imposed on, incurred by, or asserted against such Indemnitees (whether direct, indirect, or consequential) now or hereafter arising as a result of any claim for environmental cleanup costs, any resulting damage to the environment and any other environmental claims against any Loan Party, any Lender, the Administrative Agent, any other Indemnitee or the Facilities. The provisions of this Section 6.15(e) shall continue in effect and shall survive the Termination Date.

6.16         Covenants with Respect to Real Property. With respect to Mortgaged Property acquired or leased by any Loan Party after the Closing Date, deliver to the Administrative Agent within sixty (60) days after the date such Mortgaged Property was acquired or leased, as the case may be, each in form and substance reasonably satisfactory to the Administrative Agent:

(a)            a Mortgage Instrument encumbering the fee interest of any Loan Party in such Mortgaged Property;

(b)            all other Mortgage Supporting Documents (including for the avoidance of doubt any Landlord Agreement) required by the Administrative Agent with respect to such Mortgaged Property;

(c)            a legal opinion of special local counsel for the Loan Parties for the state in which such Mortgaged Property is located in form and substance reasonably acceptable to the Administrative Agent;

(d)            evidence reasonably satisfactory to the Administrative Agent of comprehensive “all risk” insurance with respect to such Mortgaged Property in form and substance satisfactory to the Administrative Agent; and

(e)            an environmental site assessment of such Mortgaged Property owned by any Loan Party from an environmental consulting firm acceptable to the Administrative Agent.

6.17         Lenders Annual Meetings and Quarterly Teleconferences. The Loan Parties will, upon the request of the Administrative Agent, (a) participate in a meeting of the Administrative Agent and Lenders once during each Fiscal Year to be held at the Borrowers’ corporate offices (or at such other location as may be agreed to by the Borrowers and the Administrative Agent) at such time as may be agreed to by the Borrowers and the Administrative Agent, provided that during the existence of an Event of Default, meetings may be held more frequently than once per Fiscal Year and (b) participate in a meeting of the Administrative Agent and Lenders once during each Fiscal Quarter by teleconference (or in such other manner as may be agreed to by the Borrowers and the Administrative Agent) at such times as may be agreed to by the Borrowers and the Administrative Agent.

6.18         Post-Closing Covenants. The Loan Parties shall satisfy the requirements and/or provide to the Administrative Agent each of the documents, instruments, agreements and information set forth on Schedule 6.18, in form and substance acceptable to the Administrative Agent, on or before the date specified for such requirement in such Schedule or such later date to be determined by the Administrative Agent, at its sole option, each of which shall be completed or provided in form and substance satisfactory to the Administrative Agent.

6.19         Interest Rate Protection. Within forty-five (45) days after the date on which borrowings under the Delayed Draw Term Loan exceed $20,000,000 (unless otherwise waived by Administrative Agent in writing, as determined in its sole discretion) the Borrowers shall enter into, and thereafter maintain in full force and effect until the third anniversary of the Closing Date, Secured Hedge Agreements with coverage in a notional amount of not less than 50% of the outstanding principal amount of the Initial Term Loan, and otherwise on other terms and conditions reasonably satisfactory to the Administrative Agent. If the Borrowers are required to maintain such Secured Hedge Agreements and an Incremental Term Loan or a Delayed Draw Term Loan is subsequently funded, the Borrowers shall have a period of thirty (30) days following such funding to comply with the requirements of this Section 6.19 as to entering into Secured Hedge Agreements with coverage in a notional amount of not less than 50% of the outstanding principal amount of the Term Loan (after taking into account the additional Term Loans funded).

6.20         Patriot Act; OFAC. (a) Comply with the Patriot Act, (b) use no part of the proceeds of the Loans, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, and (c) comply with the OFAC Sanctions.

6.21         Landlord and Warehouse Agreements; Cloud Assignment Agreements.

(a)            Each Borrower and each other Loan Party shall, upon request, provide Administrative Agent with copies of all existing agreements, and promptly after execution thereof provide Administrative Agent with copies of all future agreements, between any Borrower, any other Loan Party and any landlord, warehouseman, processor, shipper, bailee or other Person that owns any premises at which any Collateral may be kept or that otherwise may possess or handle any Collateral and for any such location where the fair market value of the Collateral at such location exceeds $200,000 or otherwise at the request of Administrative Agent, each Borrower and each other Loan party shall use commercially reasonable efforts to obtain a Landlord Agreement with any such landlord, warehouseman, processor, shipper, bailee or other Person.

(b)            Upon Administrative Agent’s request, each Borrower and each other Loan Party shall deliver to Administrative Agent fully-executed agreements, in form and substance satisfactory to Administrative Agent, between each Borrower and each other Loan Party, Administrative Agent and the Loan Parties’ vendors that provide off-site data storage, network hosting or management, shared application services or other “cloud-based” services to Borrowers or other Loan Parties or Managers, which shall provide Administrative Agent with such access to Borrowers’ and other Loan Parties’ billing and Accounts records as Administrative Agent deems necessary or helpful in connection with Administrative Agent’s and Lenders’ audit and inspection rights under the Loan Documents and the collection or realization of or on the Collateral.

6.22         [Reserved].

6.23         Inventory. With respect to the Inventory: (a) each Loan Party shall at all times maintain correct and accurate inventory records in a manner consistent with its current practices as of the Closing Date, (b) Loan Parties shall not remove any Inventory from the locations set forth or permitted herein, without the prior written consent of Administrative Agent, except for sales, returns or transfers of Inventory in the ordinary course of its business that are reported to Administrative Agent in accordance with the terms hereof and except to move Inventory directly from one location set forth or permitted herein to another such location and except for Inventory shipped from the manufacturer thereof to such Loan Party which is in transit to the locations set forth or permitted herein; (c) Loan Parties shall produce, use, store and maintain the Inventory with all reasonable care and caution and in accordance with applicable standards of any insurance and in conformity with applicable Laws in all material respects (including the requirements of the Federal Fair Labor Standards Act of 1938, as amended and all rules, regulations and orders related thereto); (d) as between Administrative Agent and Lenders, on the one hand, and Loan Parties, on the other hand, each Loan Party assumes all responsibility and liability arising from or relating to the production, use, sale or other disposition of the Inventory (but nothing contained herein shall be construed as the basis for any liability of any Loan Party as to any third party); (e) Loan Parties shall not sell Inventory to any customer on approval, or any other basis which entitles the customer to return or may obligate any Loan Party to repurchase such Inventory; except for the right of return given to any customers of Borrowers in the ordinary course of business and in accordance with the then current return policy and contractual obligations of Borrowers as of the Closing Date; and (f) Loan Parties shall keep the Inventory in good and marketable condition.

6.24         Primary Treasury Management.

(a)            Each Loan Party (A) shall maintain all of its Government Receivables Accounts with CIT, subject to the provisions of this Agreement and dedicated exclusively to the receipt of Collections from Government Account Debtors, (B) shall maintain all of its Non-Government Receivables Accounts with CIT, subject to the provisions of this Agreement and dedicated exclusively to the receipt of Collections from Non-Government Payors, and (C) shall maintain all other deposit accounts with CIT; provided, any Government Receivables Accounts, Non-Government Receivables Accounts, and any other deposit accounts not established and maintained with CIT may remain open only if (x) Administrative Agent has provided prior written consent thereto (such other depository institutions with respect to which such deposit accounts remain open, each a “Permitted Additional Deposit Account Bank”) and at the request of Administrative Agent each Loan Party shall execute with CIT or any Permitted Additional Deposit Account Bank, a separate Deposit Account Control Agreement or account instruction agreement for any such deposit account in each case in form and substance acceptable to Administrative Agent (provided, any new account acquired in connection with a Permitted Acquisition shall not be required to be subject to a Deposit Account Control Agreement or account instruction agreement until such time as required pursuant to Section 6.12 or Section 6.14 (or such longer period as may be approved in writing by the Administrative Agent at it sole option) or (y) such deposit account constitutes an Excluded Account.

(b)            Each Loan Party shall ensure that (A) all Collections of Accounts on which Government Account Debtors are obligated are paid directly into or deposited into a Government Receivables Account maintained at CIT or a Permitted Additional Deposit Account Bank and (B) all Collections of Accounts on which Non-Government Payors are obligated are paid directly into or deposited in a Non-Government Receivables Account maintained at CIT or a Permitted Additional Deposit Account Bank.

(c)            If any Loan Party receives any Collections that should have been sent to a Government Receivables Account or Non-Government Receivables Account, such Loan Party shall promptly upon receipt (and in any event within three (3) Business Days of receipt) forward such Collections directly to a Government Receivables Account or Non-Government Receivables Account, as applicable, in the form received, and promptly notify Administrative Agent of such event. Until so forwarded, such Collections shall be held in trust for the benefit of Administrative Agent and Lenders.

(d)            Notwithstanding anything in this Section 6.24 or Section 2.14 to the contrary, prior to the Account Migration Completion Date, the Loan Parties shall be permitted to maintain the deposit accounts set forth on Schedule 5.25 that are not otherwise deposit accounts at CIT or a Permitted Additional Deposit Account Bank (Administrative Agent not having consented to any depositary bank being a Permitted Additional Deposit Account Bank as of the Closing Date); provided, the Loan Parties agree to promptly transfer funds on deposit in such deposit accounts in excess of $100,000 in the aggregate to a Controlled Account.

6.25         Licenses. Each Borrower and each other Loan Party shall (a) keep each License affecting any Collateral or any other properties and assets of any Loan Party in full force and effect, and pay all royalties, in each case, except where the failure to do so could not reasonably be likely to have a Material Adverse Effect (each such License shall be referred to herein as a “Material License”); (b) promptly notify Administrative Agent of any proposed modification to any Material License, or entry into any new Material License, in each case at least ten (10) days prior to its closing date; and (c) notify Administrative Agent of any default or breach (beyond any applicable cure period) asserted by any Person to have occurred under any Material License.

6.26         Healthcare Operations.

(a)            Each Borrower and each other Loan Party shall maintain in full force and effect, and free from restrictions, probations, conditions or known conflicts which would materially impair the use or operation of any healthcare facility for its current use, all Healthcare Authorizations necessary under Healthcare Laws (i) to carry on the business of each Borrower and each other Loan Party as it is conducted on the Closing Date, and (ii) if any Borrower or any other Loan Party receives or has applied for reimbursements under any Government Reimbursement Program as part of its business, to continue to receive reimbursement thereunder in substantial compliance with all requirements for participation in, and for the licensure required to provide the services that are reimbursable under, any Government Reimbursement Program, including the Medicare and Medicaid Patient Protection Act of 1987, as the same may be amended, and such other Third-Party Payor programs as to which any Borrower or any other Loan Party receives or has applied for reimbursement as part of its business.

(b)            Each Borrower and each other Loan Party shall cause all Healthcare Authorizations and any other agreements necessary for the provision of the Healthcare Services or as may be necessary for participation in Third-Party Payor Programs to remain in effect.

(c)            Each Borrower and each other Loan Party shall provide to Lender upon request, an accurate, complete and current list of all participation agreements with Third-Party Payors with respect to the business of each Borrower and each other Loan Party.

(d)            Each Borrower and each other Loan Party shall maintain a CCP which includes at least the following components and allows Lender and/or any outside consultants from time to time to review such CCP: (i) standards of conduct and procedures that describe compliance policies regarding Laws with an emphasis on prevention of fraud and abuse; (ii) specific officer within high-level personnel identified as having overall responsibility for compliance with such standards and procedures; (iii) training and education programs which effectively communicate the compliance standards and procedures to employees and agents, including fraud and abuse Laws and illegal billing practices; (iv) auditing and monitoring systems and reasonable steps for achieving compliance with such standards and procedures including publicizing a report system to allow employees and other agents to anonymously report criminal or suspect conduct and potential compliance problems; (v) disciplinary guidelines and consistent enforcement of compliance policies including discipline of individuals responsible for the failure to detect violations of the CCP; and (vi) mechanisms to immediately respond to detected violations of the CCP.

(e)            Without limiting the generality of Section 6.26(a), each Borrower and each other Loan Party shall comply fully and completely in all respects with all Healthcare Authorizations at all times issued by any Governmental Authority, including the FDA, with respect to such development, testing, manufacturing, marketing, sales, or leasing of such Product by such Person as such activities are at any such time being conducted by such Person, including the timely filing (after giving effect to any extension duly obtained) of all notifications, reports, submissions, Healthcare Authorization renewals, cost reports and other reports of every kind whatsoever required by applicable Laws (which reports shall be materially accurate and complete in all respects and not misleading in any respect and shall not remain open or unsettled) and shall operate in a manner such that the Healthcare Authorizations remain in full force and effect.

(f)            Each Borrower and each other Loan Party shall maintain in full force and effect the Transport and Disposal Agreement or such other agreement in form and substance for the transport and disposal of hazardous wastes with respect to all facilities at which such waste is generated.

ARTICLE 7
NEGATIVE COVENANTS

On the Closing Date and at all times thereafter until and including the Termination Date, no Loan Party shall, nor shall it permit any Subsidiary (or when specifically provided below, any Subsidiary) to, directly or indirectly:

7.01         Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:

(a)            Indebtedness under the Loan Documents;

(b)            Indebtedness of the Loan Parties and their Subsidiaries existing on the Closing Date and set forth on Schedule 7.01 and refinancings and extensions of any such Indebtedness if the representations, warranties, covenants, events of default and other material terms and conditions thereof are not materially less favorable to the obligor thereon or to the Lenders than the Indebtedness being refinanced or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced or extended, provided, such Indebtedness permitted under the immediately preceding clause shall not (i) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced or (ii) exceed in principal amount the principal amount of the Indebtedness being renewed, extended or refinanced;

(c)            purchase money Indebtedness (including obligations in respect of Capital Leases but excluding Synthetic Leases) hereafter incurred by the Loan Parties or any of their Subsidiaries to finance the purchase of fixed assets, provided that (i) such Indebtedness when incurred shall not exceed the purchase price of the asset(s) financed, (ii) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing and (iii) such Indebtedness incurred in any Fiscal Year shall not exceed seven percent (7.0%) of Net Revenue;

(d)            Hedge Obligations (contingent or otherwise) of any Loan Party or any Subsidiary existing or arising under any Hedge Agreement, provided that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a “market view” and (ii) such Secured Hedge Agreement does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(e)            intercompany Indebtedness permitted under Section 7.03(h), provided that in the case of the intercompany Indebtedness permitted pursuant to Section 7.03(h)(i), such intercompany Indebtedness is evidenced by a demand note (which may cover all such intercompany Indebtedness) in form and substance satisfactory to the Administrative Agent and pledged and delivered to the Administrative Agent pursuant to the Security Agreement as additional collateral security for the Obligations, and the obligations under such demand note shall be subordinated to the Obligations in a manner satisfactory to the Administrative Agent;

(f)            so long as in the aggregate such Indebtedness does not exceed $5,000,000 at any time outstanding, Indebtedness in respect of indemnification, purchase price adjustments, Earn-Out Obligations and other similar obligations incurred by the Borrowers or any other Loan Party in a Permitted Acquisition under agreements which provide for indemnification, the adjustment of the purchase price or for similar adjustments (in each case subject to clause (viii) of the definition “Permitted Acquisition”); provided, payment with respect to any Earn-Out Obligations and other similar obligations set forth in this clause (f) or otherwise on Schedule 7.01 shall be made only upon Borrower delivering to Administrative Agent a certificate signed by an Responsible Officer of Borrower Representative demonstrating that, after giving effect to such payment, the Loan Parties are in compliance with Section 8.01(b) (the calculation of which shall include as Fixed Charges the amount of such Earn-Out Obligations to be paid (excluding any purchase price holdbacks not tied to performance));

(g)            Subordinated Indebtedness, provided that (i) such Subordinated Indebtedness has a maturity date that is not earlier than the six (6) month anniversary of the Term Loan Maturity Date and by its terms, does not require amortization payments prior to the maturity thereof, (ii) both before and after giving effect to the incurrence of such Indebtedness (on a Pro Forma Basis), no Default or Event of Default shall have occurred and be continuing and (iii) such Subordinated Indebtedness shall require the approval of Administrative Agent;

(h)            Guarantees with respect to Indebtedness permitted under this Section 7.01;

(i)            Indebtedness in the form of insurance premiums financed through the applicable insurance company; and

(j)            other unsecured Indebtedness in an aggregate principal amount not exceeding $500,000 at any time outstanding.

7.02         Liens. Create, incur, assume or suffer to exist any Lien upon any of its Property, whether now owned or hereafter acquired, other than the following:

(a)            Liens pursuant to any Loan Document;

(b)            Liens existing on the Closing Date and listed on Schedule 7.02;

(c)            Liens (other than Liens imposed under ERISA) for taxes, assessments or governmental charges or levies not yet due or which are being Properly Contested;

(d)            statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided that such Liens secure only amounts not yet due and payable or, if due and payable, (i) are unfiled and no other action has been taken to enforce the same or (ii) are being Properly Contested;

(e)            segregated cash pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f)             segregated cash deposits to secure the performance of bids, trade contracts, licenses and leases, statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature (other than Indebtedness) incurred in the ordinary course of business;

(g)            easements, rights-of-way, restrictions and other similar encumbrances affecting Real Property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value or marketability of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(h)            Liens securing Indebtedness permitted under Section 7.01(c), provided that (i) such Liens do not at any time encumber any Property other than the Property financed by such Indebtedness, (ii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the Property being acquired on the date of acquisition, and (iii) such Liens (unless such Lien is a refinancing a pre-existing Lien) attached to such Property concurrently with or within thirty (30) days after the acquisition thereof;

(i)              leases, non-exclusive licenses or subleases granted to others not interfering in any material respect with the business of any Loan Party or any Subsidiary and not adverse to the interests of the Administrative Agent or the Lenders in any material respect;

(j)              any interest of title of a lessor under, and Liens arising from precautionary UCC financing statements (or equivalent filings, registrations or agreements in foreign jurisdictions) solely evidencing such lessor’s interest under, leases permitted by this Agreement;

(k)            normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions holding such deposits;

(l)             Liens of a collection bank arising under Section 4-210 of the UCC on items in the course of collection;

(m)           Liens pursuant to the Subordinated Indebtedness Documents with respect to Subordinated Indebtedness permitted hereunder;

(n)            Liens in favor of the Administrative Agent, L/C Issuer, Support Provider or Swingline Lender on cash collateral securing the obligations of a Defaulting Lender to fund risk participations hereunder;

(o)            Liens consisting of judgment, appeal bonds, judicial attachment liens or other similar Liens arising in connection with court proceedings, provided that the enforcement of such Liens is effectively stayed and all such Liens secure judgments the existence of which do not constitute an Event of Default under Section 9.01(h); and

(p)            Liens (junior in priority to the Liens securing the Obligations) not otherwise permitted hereunder so long as neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value (determined as the date such Lien is incurred) of the assets subject thereto exceeds (as to the Borrowers and all Subsidiaries) $100,000 at any one time.

7.03         Investments. Make any Investments, except:

(a)            cash or Cash Equivalents;

(b)            accounts receivable created, acquired or made and trade credit extended in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(c)            Investments consisting of stock, obligations, securities or other property received in settlement of accounts receivable (created in the ordinary course of business) from bankrupt obligors;

(d)            Investments existing as of the Closing Date and set forth on Schedule 7.03; provided that the amount of such Investment is not increased after the Closing Date except in accordance with this Section 7.03;

(e)            Guarantees permitted by Section 7.01;

(f)            Permitted Acquisitions;

(g)            (i) loans and advances to employees, directors and officers of the Loan Parties for travel, relocation or other business expenses in the ordinary course of business and (ii) non-cash purchase money loans to employees, officers or directors to finance the purchase of Capital Stock of Borrowers or their Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrowers’ board of directors (or other governing body) not to exceed $100,000 in the aggregate at any time outstanding;

(h)            intercompany Investments by any Loan Party in any other wholly owned Loan Party (excluding Holdings) so long as the parties thereto have executed and delivered to Administrative Agent an intercompany subordination agreement in form and substance satisfactory to Administrative Agent;

(i)             to the extent constituting an Investment, any Secured Hedge Agreement entered into for risk management purposes and not speculative purposes;

(j)             Investments constituting deposits made in connection with the purchase of goods or services in the ordinary course of business or otherwise constituting deposits permitted pursuant to Section 7.02(f) or (k);

(k)            Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(l)             Capital Expenditures with respect to equipment otherwise permitted hereunder, provided, such Capital Expenditures (excluding any Capital Expenditures that constitute purchase money Indebtedness permitted pursuant to Section 7.01(c)  and other Capitalized Inventory shall not exceed $500,000 in the aggregate per Fiscal Year; and

(m)           so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, other Investments by the Loan Parties and their Subsidiaries (other than Investments in Persons who are not Loan Parties) not exceeding in the aggregate the sum of $500,000.

7.04            Fundamental Changes. Merge, dissolve, liquidate, consolidate with or into another Person or consummate a Division; provided, however, that, subject to the terms of Sections 6.12 and 6.14, (a) any Loan Party other than Holdings may merge or consolidate with any other Loan Party other than Holdings, provided that, if such transaction involves a Borrower, such Borrower is the surviving entity, (b) any Wholly Owned Subsidiary that is not a Loan Party may merge or consolidate with any other Wholly Owned Subsidiary that is not a Loan Party or a Loan Party other than Holdings, provided that, if such transaction involves a Loan Party, the Loan Party is the surviving entity, (c) any Subsidiary may merge with any Person that is not a Loan Party in connection with a Disposition permitted under Section 7.05, (d) any Subsidiary that is a limited liability company may consummate a Division as the Dividing Person if, immediately upon the consummation of the Division, the assets of the applicable Dividing Person are held by one or more Guarantors at such time and (e) any Wholly Owned Subsidiary may dissolve, liquidate or wind up its affairs at any time provided that such dissolution, liquidation or winding up, as applicable, could not reasonably be expected to have a Material Adverse Effect and all of its assets and business is transferred to a Loan Party in any manner satisfactory to the Administrative Agent. Notwithstanding anything in the foregoing to the contrary, no merger or consolidation otherwise permitted under any of the foregoing provisos shall be permitted if any Loan Party would not be Solvent after giving effect to such merger or consolidation.

7.05         Dispositions. Make any Disposition other than:

(a)            sales of inventory in the ordinary course of business of the Loan Parties and their Subsidiaries;

(b)            any sale, transfer or other disposition of Property by any Loan Party to any other Loan Party in the ordinary course of business so long as no Loan Party would fail to be Solvent after giving effect to such sale, transfer or other disposition;

(c)            any sale, transfer or other disposition of Property by any Subsidiary which is not a Loan Party to any Loan Party or to any other Subsidiary which is not a Loan Party;

(d)            the sale, transfer or other disposition of obsolete or worn out tangible Property which is no longer used or useful in the conduct of business of the Loan Parties and their Subsidiaries;

(e)            any Involuntary Disposition by any Loan Party or any Subsidiary;

(f)             any non-exclusive license of any IP Rights by any Loan Party or any Subsidiary in the ordinary course of business, provided that such license does not materially impair the value of any such IP Right as Collateral or the security interest of the Administrative Agent granted under the Loan Documents;

(g)            the sale, transfer or other disposition of accounts receivable constituting bad debts in connection with the compromise, settlement or collection thereof in the ordinary course of business (and not as part of a bulk sale or receivables financing); and

(h)            other Dispositions by the Borrowers and their Subsidiaries the proceeds (valued at the principal amount in the case of non-cash proceeds consisting of notes or other evidences of Indebtedness and valued at fair market value in the case of all other non-cash proceeds) of which do not exceed (x) $50,000 per Disposition and (y) $500,000 in the aggregate for all Dispositions in any Fiscal Year, provided that (i) no such Disposition involves the sale or other disposition of a minority equity interest in the Borrower or any Loan Party (other than Holdings to the extent permitted hereunder), (ii) no less than 90% of the proceeds of such Disposition consist of cash or Cash Equivalents received contemporaneous with the consummation of such Disposition, (iii) the proceeds received in consideration for such Disposition shall not be less than the fair market value of the Property disposed of, (iv) the Net Cash Proceeds of any such Disposition are applied in the manner specified in Section 2.05(b)(ii) and (v) both immediately before and after giving effect to any such Disposition, no Default or Event of Default exists or would result therefrom.

Notwithstanding the foregoing, nothing in this Section 7.05 shall directly or indirectly permit any Disposition that would result in a Change of Control.

7.06         Restricted Payments. Directly or indirectly declare or make any Restricted Payment or incur any obligation to do so, except that:

(a)            each Subsidiary of the Borrowers may make Restricted Payments (directly or indirectly) to any Loan Party (other than Holdings) or any Borrower;

(b)            each applicable Loan Party and each Subsidiary may make regularly scheduled payments of interest permitted under the Subordinated Indebtedness if such payment is permitted under the terms of the Subordination Agreement and no Default or Event of Default shall have occurred and remains outstanding on the date on which such payment occurs or would occur as a result thereof; and

(c)            the Borrowers may make dividend payments or distributions to Holdings, which Holdings may distribute or pay to any direct or indirect parent thereof, provided, each of the following conditions must be satisfied both prior to and after giving effect to such Restricted Payment: (i) no Default or Event of Default exists, (ii) the Borrowers demonstrate to the satisfaction of Administrative Agent that they are in compliance on a Pro Forma Basis with the financial covenants set forth in Article 8 recomputed for the most recently ended Fiscal Quarter after giving effect to such proposed Restricted Payment, (iii) Borrowers have given not less than ten (10) days prior written notice of such Restricted Payment to Administrative Agent before such Restricted Payment is made, (iv) Borrowers deliver to Administrative Agent a certificate signed by a Responsible Officer certifying that all conditions specified in this clause (c) and in Section 4.02 (as applicable) have been satisfied, and (v) such Restricted Payments shall not exceed $2,000,000 per annum in the aggregate.

7.07         Change in Nature of Business. Engage to any material extent in any business different from the business conducted by the Loan Parties and their Subsidiaries on the Closing Date and businesses reasonably related thereto.

7.08         Transactions with Affiliates and Insiders. Enter into or permit to exist any transaction or series of transactions with any officer, director or Affiliate of such Person other than (a) transactions between the Loan Parties, (b) intercompany transactions expressly permitted by Sections 7.01, 7.03, 7.04, 7.05 or 7.06, (c) customary and reasonable compensation and reimbursement of expenses of officers and directors, and (d) except as otherwise specifically limited in this Agreement, other transactions which are entered into in the ordinary course of such Person’s business on terms and conditions substantially as favorable to such Person as would be obtainable by it in a comparable arm’s length transaction with a Person other than an officer, director or Affiliate.

7.09         Burdensome Agreements.

(a)            Enter into or permit to exist any Contractual Obligation that encumbers or restricts the ability of any Loan Party or any Subsidiary to (i) pay dividends or make any other distributions to any Loan Party on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (ii) pay any Indebtedness or other obligation owed to any Loan Party, (iii) make loans or advances to any Loan Party, (iv) sell, lease or transfer any of its Property to any Loan Party, (v) grant any Lien on any of its Property to secure the Obligations pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof or (vi) act as a Loan Party pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (in respect of any of the matters referred to in clauses (i)-(vi) above) for (A) this Agreement and the other Loan Documents, (B) any document or instrument governing Indebtedness incurred pursuant to Section 7.01(c), provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (C) any Permitted Lien or any document or instrument governing any Permitted Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien, (D) customary restrictions and conditions contained in any agreement relating to the sale of any Property permitted under Section 7.05 pending the consummation of such sale, (E) any document or instrument governing Subordinated Indebtedness and (F) customary restrictions on assignment contained in leases, licenses and other contracts entered into in the ordinary course of business with third parties and not for the purpose of circumventing any provision of this Agreement; or

(b)            Enter into or permit to exist any Contractual Obligation that requires the grant of any security for any obligation if such property is given as security for the Obligations.

7.10         Use of Proceeds. Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund Indebtedness originally incurred for such purpose.

7.11         Amendments of Subordinated Debt; Amendments to Certain Agreements.

(a)            (i) amend or otherwise modify the terms of any Subordinated Indebtedness, except for amendments or modifications made in full compliance with the Subordination Agreement; (ii) other than in connection with a Permitted Refinancing and other than payments (if any) expressly permitted under the terms of the applicable Subordination Agreement, prepay, defease, retire or acquire an interest in, or permit any Affiliate of any Loan Party to prepay, defease, retire or acquire any interest in, any of the Subordinated Indebtedness, any unsecured Indebtedness or any Indebtedness secured by a Lien junior in priority to the Lien securing the Obligations; or (iii) designate any Indebtedness or Liens securing such Indebtedness other than the Obligations or the Liens securing the Obligations as “senior debt”, “first lien debt”, “first liens”, “designated senior debt” or other comparable term under any Subordinated Indebtedness Documents.

(b)            Pay any Earn-Out Obligations prior to the due date for such obligations or when a Default or an Event of Default is continuing.

7.12         Organization Documents; Fiscal Year; Legal Name, State of Formation and Form of Entity.

(a)            Amend, modify or change its Organization Documents in a manner which could be adverse to the interests of the Administrative Agent or the Lenders.

(b)            Change its Fiscal Year.

(c)            Change its name or its state of formation or form of organization without providing thirty (30) days’ (or such shorter period as may be approved in writing by the Administrative Agent at its sole option) prior written notice to the Administrative Agent, provided that nothing herein shall permit any Loan Party to change its state of formation in a state or jurisdiction outside the United States.

(d)            Make any significant change in accounting treatment or reporting practices, except as required by IFRS.

7.13         Ownership of Subsidiaries. Notwithstanding any other provisions of this Agreement to the contrary, (i) permit any Person (other than any Borrower or any Wholly Owned Subsidiary) to own any Capital Stock of any Subsidiary, except to qualify directors where required by applicable Law or to satisfy other requirements of applicable Law with respect to the ownership of Capital Stock of Foreign Subsidiaries, (ii) permit any Subsidiary to issue or have outstanding any shares of Disqualified Capital Stock, (iii) create, incur, assume or suffer to exist any Lien on any Capital Stock of any Subsidiary other than pursuant to the Loan Documents.

7.14         Sale and Leaseback Transactions. Enter into any Sale and Leaseback Transaction.

7.15         Limitations on Ultimate Parent, Holdings and Quipt. Permit Ultimate Parent, Holdings or Quipt, directly or indirectly, to (a) incur any Indebtedness or any other obligation or liability whatsoever other than the Guaranty to which it is a party, (b) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by other than the Liens created under the Loan Documents to which it is a party, (c) engage in any business or activity or own any assets (including cash and Cash Equivalents) other than (i) in the case of Ultimate Parent, holding 100% of the Capital Stock of Holdings, (ii) in the case of Holdings, holding 100% of the Capital Stock of Quipt and Patient Home Monitoring, Inc. (prior to dissolution thereof in accordance with Section 6.18), (iii) in the case of Quipt, directly or indirectly holding 100% of the Capital Stock of the Guarantors or any other Borrower, (iv) performing its obligations and activities incidental thereto and (v) performing its obligations under the Loan Documents, (d) consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, or (e) fail to hold itself out to the public as a legal entity separate and distinct from all other Persons.

7.16         Account Control Agreements; Bank Accounts. Subject to the requirements of Section 6.24 open, maintain or otherwise have any bank account, other than (a) deposit accounts with CIT that upon request of Administrative Agent are subject to a Deposit Account Control Agreement, (b) deposit accounts consented to by the Administrative Agent that are subject to a Deposit Account Control Agreement and (c) Excluded Accounts.

7.17         Management Agreement.

(a)            No Borrower nor any other Loan Party shall appoint a Manager or enter into any management agreement without the prior written consent of Administrative Agent. The covenants, agreements and restrictions contained in this Section 7.17 are solely for the purposes of assuring that the business and operations of each Borrower and each other Loan Party is conducted in an appropriate manner consistent with Healthcare Laws and the preservation and protection of the Collateral as security for the Obligations and shall not place responsibility for the control, care, management or repair of the Facilities or any Collateral upon Administrative Agent or any Lender, or make Administrative Agent or any Lender responsible or liable for any negligence in the management, operation, upkeep, repair or control of the Facilities. No Borrower or any other Loan Party shall suffer or permit any material breach or default to occur in any of such Borrower’s or such Loan Party’s obligations under any management agreement, nor suffer or permit the same to terminate by reason of any failure of such Borrower or such Loan Party to meet any requirement thereof.

(b)            Each Loan Party shall cause any Manager to enter into a Subordination Agreement, in form and substance satisfactory to Administrative Agent, pursuant to which (i) all compensation due to such Manager is subordinated in right and time of payment to all Obligations hereunder, (ii) all compensation due to such Manager is subordinated in right and time of payment to all Obligations hereunder, and (iii) Administrative Agent has the right to terminate the engagement of such Manager upon or following the occurrence of any Default or Event of Default.

7.18         Healthcare Matters. Each Borrower and each other Loan Party shall not suffer or permit to occur any of the following:

(a)            any transfer of a Healthcare Authorization or rights thereunder to any Person (other than a Borrower or any other Loan Party or Administrative Agent) or to any location other than (i) a healthcare facility approved by Administrative Agent in advance in writing or (ii) as could not reasonably be expected to have a Material Adverse Effect on any Borrower or any other Loan Party;

(b)            any pledge or hypothecation of any Healthcare Authorization as collateral security for any Indebtedness other than Indebtedness to Administrative Agent unless such other pledge or hypothecation is in connection with Permitted Indebtedness and subject to a Subordination Agreement; or

(c)            any rescission, withdrawal, revocation, amendment or modification of or other alteration to the nature, tenor or scope of any Healthcare Authorization (i) without Administrative Agent’s prior written consent or (ii) to the extent any such rescission, withdrawal, revocation, amendment or modification or other alteration could not reasonably be expected to have a Material Adverse Effect on any Borrower or any other Loan Party.

ARTICLE 8
FINANCIAL COVENANTS

8.01         Financial Covenants. So long as any Lender shall have any Commitment hereunder or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding, the Loan Parties agree that:

(a)            Consolidated Total Net Leverage Ratio. The Consolidated Total Net Leverage Ratio as of the end of any Fiscal Quarter set forth below shall not be greater than the ratio set forth opposite such Fiscal Quarter:

Fiscal Quarter Ended	Consolidated Total Net Leverage Ratio
September 30, 2022 through and including December 31, 2024	3.25 to 1.00
March 31, 2025 through and including December 31, 2025	3.00 to 1.00
March 31, 2026 through and including December 31, 2026	2.75 to 1.00
March 31, 2027 through the Termination Date	2.50 to 1.00

(b)            Consolidated Fixed Charges Coverage Ratio. The Consolidated Fixed Charges Coverage Ratio as of the end of each Fiscal Quarter ending on the dates set forth below shall not be less than the ratio set forth opposite such Fiscal Quarter:

Fiscal Quarter Ended	Consolidated Fixed Charges Coverage Ratio
September 30, 2022 through and including March 31, 2023	1.10 to 1.00
June 30, 2023	1.15 to 1.00
September 30, 2023 through and including March 31, 2024	1.20 to 1.00
June 30, 2024 through the Termination Date	1.25 to 1.00

ARTICLE 9
EVENTS OF DEFAULT AND REMEDIES

9.01         Events of Default. Any of the following shall constitute an “Event of Default”:

(a)            Non-Payment. Any Borrower or any other Loan Party fails to pay when and as required to be paid pursuant to this Agreement or any other Loan Document, (i) any amount of principal of any Loan or any Letter of Credit Liabilities, or (ii) within one (1) Business Day after the same becomes due, any interest on any Loan or any Letter of Credit Liabilities, or any commitment fee, utilization fee or other fee due hereunder, or (iii) within five (5) Business Day after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b)            Specific Covenants. (i) Any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Sections 6.03, 6.04, 6.05 (with respect to each Borrower’s existence), 6.07, 6.10, 6.11, 6.12, 6.14, 6.18, 6.19, 6.24 and 6.25, Article 7, Article 8 or Article 10 or (ii) any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Sections 6.01 or 6.02 and such failure continues for three (3) days; or

(c)            Other Defaults. (i) An event of default has occurred under any other Loan Document, or (ii) any Loan Party fails to perform, observe or comply with any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document and such failure continues for thirty (30) days after the earlier of (x) a Responsible Officer of any Loan Party becoming aware of such failure or (y) notice thereof to any Loan Party by the Administrative Agent or any Lender; or

(d)            Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made (except to the extent already qualified by knowledge, materiality or Material Adverse Effect, in which case it shall be true and correct in all respects and shall not be incorrect or misleading in any respect when made or deemed made); or

(e)            Cross-Default. (i) Any Loan Party or any Subsidiary fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of one or more items of Indebtedness (other than Indebtedness hereunder or under any Hedge Agreement) having an aggregate principal amount (including undrawn committed or available amounts) of more than $500,000; (ii) any Loan Party or any Subsidiary fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; or (iii) there occurs under any Hedge Agreement an Early Termination Date (as defined in such Hedge Agreement) resulting from (A) any event of default under such Hedge Agreement as to which any Loan Party or any Subsidiary is the Defaulting Party (as defined in such Hedge Agreement) or (B) any Termination Event (as so defined) under such Hedge Agreement as to which any Loan Party or any Subsidiary is an Affected Party (as so defined) and, in either event, the Termination Value owed by such Loan Party or such Subsidiary as a result thereof is greater than $500,000;

(f)             Insolvency Proceedings, Etc. Any Loan Party or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its Property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its Property is instituted without the consent of such Person and such Person fails to challenge such Proceeding or such Proceeding is challenged but continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding; or

(g)            Inability to Pay Debts; Attachment. (i) Any Loan Party or any of its Subsidiaries becomes unable to or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the Property of any such Loan Party or any Loan Party otherwise becomes insolvent; or

(h)            Judgments. There is entered against any Loan Party or any of its Subsidiaries (i) one or more final judgments or orders for the payment of money (including a disgorgement order issued by a Governmental Authority) in an aggregate amount exceeding $500,000 (to the extent not covered by independent third-party insurance as to which the insurer has not disclaimed its obligation to cover), or (ii) one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)              ERISA. (i) An ERISA Event occurs which has resulted or could reasonably be expected to result in liability of any Loan Party in an aggregate amount in excess of $500,000, or (ii) any Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $500,000; or

(j)              Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect or ceases to give the Administrative Agent, for the benefit of the Lenders, a valid and perfected Lien in any Collateral purported to be covered by the Loan Documents with the priority required by the relevant Loan Document (except to the extent perfection is deferred pursuant to the terms of Schedule 6.18); or any Loan Party or any other Affiliate of a Loan Party contests in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k)             Change of Control. There occurs any Change of Control; or

(l)              Subordinated Indebtedness. (i) There shall occur a “Default,” an “Event of Default” (or any comparable term) under any Subordinated Indebtedness Document, (ii) any of the Obligations for any reason shall cease to be “Senior Debt” (or any comparable term) under, and as defined in, the Subordinated Indebtedness Documents, or (iii) the subordination provisions of any of the Subordinated Indebtedness Documents shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the Subordinated Indebtedness or any Loan Party or any holder of the Subordinated Indebtedness contests the validity or enforceability of such subordination provisions; or

(m)           Healthcare Laws and Healthcare Authorizations. If any of the following shall occur:

(i)            any Healthcare Authorizations of any Borrower or any other Loan Party necessary for the operation of the business of any Borrower or any other Loan Party as presently operated shall be revoked, fail to be renewed, restricted, suspended or terminated;

(ii)           any Borrower or any other Loan Party shall fail to be eligible for any reason to participate in any Government Reimbursement Program or to accept assignments or rights to reimbursement thereunder;

(iii)          any Non-Government Payor shall terminate, revoke or fail to renew any Borrower’s or any other Loan Party’s right to participate in any program that provides reimbursement for Healthcare Services, and such termination, revocation or failure to renew has or could reasonably be expected to have a Material Adverse Effect;

(iv)          any Loan Party or any Responsible Officer shall have been found guilty of an act of fraud or shall have been indicted for or convicted of a felony crime that relates to any Healthcare Services, any Government Reimbursement Program or any other reimbursement program with a Third-Party Payor;

(v)           if any Loan Party is found to have been overpaid by a Government Account Debtor by more than $500,000 during any period covered by an audit conducted by such Government Account Debtor, and such overpayment is not repaid within thirty (30) days of its due date, unless the same is being contested in good faith and reserved for in a manner reasonably acceptable to Administrative Agent;

(vi)          the recall of any Product from the market, the voluntary withdrawal of any Product from the market, or actions to discontinue the sale of any Product, if the same could reasonably be expected to have a Material Adverse Effect;

(vii)         the termination of any agreements with manufacturers that supply any Product or any components of any Product or any changes to any agreements with manufacturers that supply any Product or any components of any Product that could reasonably be expected to have a Material Adverse Effect;

(viii)        the institution of any action or proceeding by the FDA or other Governmental Authority to order the withdrawal of any Product or Product category that is material to Loan Parties’ business, taken as a whole, from the market or to enjoin any Borrower or any representative of any such Loan Party from manufacturing, marketing, selling or distributing any Product or Product category that is material to Loan Parties’ business, taken as a whole;

(ix)           the institution of any action or proceeding by the FDA or any other Governmental Authority to revoke, suspend, reject, withdraw, limit, or restrict any Healthcare Authorization held by any Borrower or any other Loan Party or any representative of such Person if the same could reasonably be expected to have a Material Adverse Effect;

(x)            the commencement of any enforcement action against any Borrower or any other Loan Party by the FDA or any other Governmental Authority if such enforcement action could reasonably be expected to have a Material Adverse Effect; or

(xi)           a Change in Law occurs, including a change in FDA policies or procedures or state government agency policies or procedures, which could reasonably be expected to have a Material Adverse Effect; or

(n)            Deposit Account Agreement Instructions. If (i) any instruction or agreement relating to any Government Receivables Account, any Non-Government Receivables Account, or any related depository account is amended or terminated without the written consent of Administrative Agent, (ii) any Loan Party instructs or gives any notice to a Deposit Account Bank to cause amounts on deposit in any Government Receivables Account or any Non-Government Receivables Account to be transferred or disposed of other than as required under Section 6.24, or (iii) any Borrower fails to forward any collections to the applicable Government Receivables Account or Non-Government Receivables Account as required under Section 6.24, or (iv) any Borrower directs any Account Debtor to make a payment in respect of any Account to any place or deposit account other than the applicable Government Receivables Account or Non-Government Receivables Account as required under Section 6.24; or

(o)            Change of Management. If any Change of Management shall occur; or

(p)            Inventory Supplier Agreements. The termination of any agreements with manufacturers that supply any Product or any components of any Product or any changes to any agreements with manufacturers that supply any Product or any components of any Product that could reasonably be expected to have a Material Adverse Effect.

9.02         Remedies upon Event of Default. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent may, and upon the direction of the Required Lenders shall, take any or all of the following actions:

(a)            declare the commitment of each Lender to make Loans and any obligation of the L/C Issuers or Support Providers to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b)            declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document other than a Secured Hedge Agreement which shall be governed by its own provisions to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Loan Parties;

(c)            require that the Borrowers Cash Collateralize the total Letter of Credit Liabilities (in an amount equal to 105% the total Letter of Credit Liabilities as of such date) and prepay Letter of Credit Fees; and

(d)            exercise on behalf of itself and the other Secured Parties any and all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law; provided, however, that upon the occurrence of any Event of Default described in Section 9.01(f) or 9.01(g), the obligation of each Lender to make Loans and any obligation of the L/C Issuers to make L/C Credit Extensions and Support Providers to issue Support Agreements shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Loan Parties to Cash Collateralize the total Letter of Credit Liabilities as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender. Except as expressly provided for herein, presentment, demand, protest and all other notices (including notice of acceleration and notice of intent to accelerate) of any kind are hereby waived by the Borrowers.

9.03         Collections of Rents and Profits by Receiver or Administrative Agent. Upon the occurrence and during the continuance of an Event of Default, Administrative Agent, on behalf of the Lenders, shall have the right to appoint a receiver to, among other things, collect the rents and profits from any Mortgaged Property, if any, collect other amounts due to the Loan Parties, and otherwise take such actions as the receiver may be permitted to take in the scope of its appointment; in each such case, without consideration of the value of such Mortgaged Property or the solvency of any person liable for the payment of the amounts the owing; and all amounts collected by the receiver shall, after expenses of the receivership, be applied to the Obligations hereunder. Furthermore, Administrative Agent, at is option, shall have the right to collect such amounts without the appointment of a receiver.

9.04          Application of Funds. After the exercise of remedies provided for in Section 9.02 (or after the Loans have otherwise become due and payable and the Letter of Credit Liabilities have been required to be Cash Collateralized as set forth in the proviso to Section 9.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order upon the Administrative Agent’s election or the direction of the Required Lenders:

(a)            First, to payment of that portion of the Obligations constituting fees, indemnities, expenses, protective advances and other amounts (including Attorney Costs and amounts payable under Article 3) payable or reimbursable to the Administrative Agent in its capacity as such;

(b)            Second, to payment of that portion of the Obligations constituting fees payable to the Lenders, ratably among them in proportion to the fees payable to them;

(c)            Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, Protective Advances and Unreimbursed Amounts and fees, premiums and scheduled periodic payments, and any interest accrued thereon, due under any Secured Hedge Agreement, ratably among the Secured Parties in proportion to the respective amounts described in this clause (c) held by them;

(d)            Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, Protective Advances and Unreimbursed Amounts, payments of amounts due in respect of any Banking Services Obligations between any Loan Party or any Subsidiary and any Lender or any Affiliate of a Lender, breakage, termination or other payments, and any interest accrued thereon, due under any Secured Hedge Agreement, and to Cash Collateralize that portion of Letter of Credit Liabilities comprised of the aggregate undrawn amount of Letters of Credit and Support Agreements (together with aggregate facing and similar fees and expenses of the issuers of the Letters of Credit that will accrue on such Letters of Credit through the stated expiry of such Letters of Credit (assuming no drawings thereon before stated expiry date)), ratably among the Secured Parties in proportion to the respective amounts described in this clause (d) held by them;

(e)            Fifth, to the payment of any other unpaid Obligations and to Cash Collateralize any other contingent Obligations which are not yet due and payable but with respect to which a claim has been or may reasonably be expected to be asserted by the applicable Secured Party in an amount estimated by the Administrative Agent to be the amount of related costs, expenses and indemnification Obligations that may become due and payable; and

(f)            Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrowers or as otherwise required by Law.

All amounts owing under this Agreement in respect of such Obligations, including fees, interest, default interest, interest on interest, expense reimbursement and indemnities, shall be payable in accordance with the foregoing waterfall provisions irrespective of whether a claim in respect of such amounts is allowed or allowable in any insolvency Proceeding under any Debtor Relief Law.

Subject to Section 2.03(c), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit and Support Agreements pursuant to clause (d) above shall be applied to satisfy drawings under such Letters of Credit and Support Agreements if and as they occur. If any amount remains on deposit as cash collateral after all Letters of Credit and Support Agreements have either been fully drawn or expired, and all Unreimbursed Amounts have been paid, such remaining amount shall be applied to other Obligations, if any, in the order set forth above.

In connection with any distribution of payments and collections pursuant to this Section 9.04, the Administrative Agent may in its discretion assume that no amounts are due to any Secured Hedge Provider or any provider of Banking Services or are due on account of clause (e) unless such Secured Hedge Provider or other applicable Secured Party has notified the Administrative Agent of the amount of any such liability owed to it prior to such distribution.

9.05         Loan Parties Right to Cure.

(a)            Notwithstanding anything to the contrary contained in this Article 9, for purposes of determining whether the Loan Parties have failed to comply with any covenant contained in Section 8.01 that is calculated by using Consolidated EBITDA, the Borrowers shall have the right (the “Cure Right”) to increase Consolidated EBITDA for any Fiscal Quarter by the amount of Net Cash Proceeds actually received by the Loan Parties from Ultimate Parent (by way of common equity contributions or in return for the issuance of Capital Stock, in each case, other than Disqualified Capital Stock) (any such equity contribution so included in the calculation of Consolidated EBITDA, a “Specified Equity Contribution” and the amount of any such Specified Equity Contribution, the “Cure Amount”) during the last month of such Fiscal Quarter and on or prior to the date that is ten (10) days after the date on which financial statements with respect to such Fiscal Quarter are required to be delivered pursuant to Section 6.01(b) (the “Cure Date”), in each case so long as, and to the extent that, such amounts are received and then contributed by Holdings in cash to the common equity of the Borrowers, and that, on or prior to the Cure Date, the Borrowers shall inform the Administrative Agent of the Specified Equity Contribution, whereupon the covenants contained in Section 8.01 shall be recalculated giving effect to the following pro forma adjustments:

(i)            Consolidated EBITDA shall be increased, solely for the purpose of determining the existence of a Default or an Event of Default under the covenants contained in Section 8.01 with respect to any period of four (4) consecutive Fiscal Quarters that includes the Fiscal Quarter for which the Cure Right was exercised and not for any other purpose under this Agreement, by an amount equal to the Net Cash Proceeds of the Specified Equity Contribution; it being understood that for purposes of calculating the Consolidated Total Net Leverage Ratio as of the end of the Fiscal Quarter for which the Cure Right was exercised and the immediately following three (3) Fiscal Quarters, Consolidated Funded Indebtedness shall not be reduced by the amount of any prepayment or repayment of Indebtedness made with the proceeds of the Specified Equity Contribution; and

(ii)            if, after giving effect to the foregoing recalculations, the Borrowers shall then be in compliance with the requirements of all covenants contained in Section 8.01, the Borrowers shall be deemed to have satisfied the requirements of the financial performance covenants contained in Section 8.01 as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the financial performance covenants contained in Section 8.01 that had occurred shall be deemed cured for the purposes of this Agreement, provided, that in any event, neither Administrative Agent nor any Lender shall be required to provide any Credit Extension following any Default or Event of Default under the covenants contained in Section 8.01 for which a Cure Right has been exercised but for which the Specified Equity Contribution has not yet been made to the Borrowers and applied in accordance with this Section 9.05(a).

Notwithstanding anything herein to the contrary, (a) there shall be no more than two (2) Fiscal Quarters in each four (4) Fiscal Quarter period in which a Cure Right is exercised; (b) during the term of this Agreement, there shall be no more than four (4) Fiscal Quarters in which a Cure Right is exercised; (c) there shall not be two (2) consecutive Fiscal Quarters in which a Cure Right is exercised; (d) the Cure Amount for any Fiscal Quarter shall be no greater than and not less than the amount required to cause the Borrowers to be in compliance with the financial covenants contained in Section 8.01 calculated by using Consolidated EBITDA for such Fiscal Quarter; (e) any and all proceeds of a Specified Equity Contribution shall be immediately due and payable as a mandatory prepayment of the Obligations in accordance with Section 2.05(b)(iii) and applied in accordance with Section 2.05(b)(vii)(B); (f) all Cure Amounts will be disregarded in calculating Consolidated EBITDA for all purposes (other than those set forth in this Section 9.05) or for any other purpose under this Agreement or the other Loan Documents (including in respect of the making of any Restricted Payment, the determination of availability or amount of any baskets or carve-outs contained in Article 6 and Article 7 or the determination of the Applicable Margin); (g) the Cure Amount (i) with respect to any Fiscal Quarter shall not exceed $1,500,000 or (ii) with respect to all Fiscal Quarters since the Closing Date, in the aggregate, shall not exceed $6,000,000; and (h) any Obligations prepaid with Cure Amounts shall be deemed outstanding for purposes of determining compliance with the financial covenants contained in Section 8.01 for the current Fiscal Quarter and the next three Fiscal Quarters thereafter.

ARTICLE 10
GUARANTY

10.01       The Guaranty. Each Guarantor hereby guarantees to each Secured Party and the Administrative Agent as hereinafter provided, as primary obligor and not as surety, the prompt payment and performance of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof. Each Guarantor hereby further agrees that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), each Guarantor will promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal (collectively, the “Guaranteed Obligations”).

Subject to Section 10.06 and the last sentence of this Section 10.01 below, the Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which the Administrative Agent or any Secured Party may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of any Guaranteed Obligations to be paid when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code), the Guarantors will, upon demand pay, or cause to be paid, in cash, to the Administrative Agent for the ratable benefit of Secured Parties, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for any Borrower’s becoming the subject of a case under the Bankruptcy Code, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against any Borrower for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to the Secured Parties as aforesaid.

Notwithstanding any provision to the contrary contained herein or in any other of the Loan Documents, the Guaranteed Obligations of each Guarantor under this Agreement and the other Loan Documents shall be limited to an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under the Debtor Relief Laws.

10.02       Obligations Unconditional. The Guaranteed Obligations of each Guarantor under Section 10.01 are joint and several and absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents or any other agreement or instrument referred to therein, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable Law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 10.02 that the obligations of each Guarantor hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Borrowers or any other Guarantor for amounts paid under this Article 10 until the Termination Date. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor hereunder, which shall remain joint and several and absolute and unconditional as described above:

(a)             at any time or from time to time, without notice to any Guarantor, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(b)            any of the acts mentioned in any of the provisions of any of the Loan Documents or any other agreement or instrument referred to in the Loan Documents shall be done or omitted;

(c)            the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents or any other agreement or instrument referred to in the Loan Documents shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

(d)            any Lien granted to, or in favor of, the Administrative Agent or any Secured Party or Secured Parties as security for any of the Obligations shall fail to attach or be perfected;

(e)             any of the Obligations shall be determined to be void or voidable (including for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including any creditor of any Guarantor); or

(f)             any other action or inaction shall occur that might constitute a surety defense.

10.03       Reinstatement. The Guaranteed Obligations of any Guarantor under this Article 10 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and each Guarantor agrees that it will indemnify the Administrative Agent and each Secured Party on demand for all reasonable costs and expenses (including fees and expenses of counsel) incurred by the Administrative Agent or such Secured Party in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law. This paragraph shall survive any termination of this Agreement.

10.04       Waivers. Each Guarantor hereby waives, to the fullest extent permitted by Law, for the benefit of the Administrative Agent and each Secured Party: (a) any right to require the Administrative Agent or any Secured Party, as a condition of payment or performance by such Guarantor, to (i) proceed against any Borrower, any other guarantor (including any other Guarantor) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from any Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of the Administrative Agent and Secured Parties in favor of any Borrower or any other Person, or (iv) pursue any other remedy in the power of the Administrative Agent and the Secured Parties whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of any Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of any Borrower or any other Guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal or any law, rule, regulation, or order of any jurisdiction affecting any term of the Guaranteed Obligations; (d) any defense based upon the Administrative Agent’s or any Secured Party’s errors or omissions in the administration of the Guaranteed Obligations, except behavior which amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that the Administrative Agent and the Secured Parties protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default under any Loan Document, any Secured Hedge Agreement or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to any Borrower and notices of any of the matters referred to in Section 10.02 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof. Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation to the extent permitted by Section 10.02; provided, however, Guarantor agrees that such rights shall be automatically (and without any further action) irrevocably waived and released if such security is acquired by a Person as a result of the exercise of the remedies under the Loan Documents.

10.05       Remedies. Each Guarantor agrees that, to the fullest extent permitted by law, as between such Guarantor, on the one hand, and the Administrative Agent and the Secured Parties, on the other hand, the Obligations may be declared to be forthwith due and payable as provided in Section 9.02 (and shall be deemed to have become automatically due and payable in the circumstances provided in Section 9.02) for purposes of Section 10.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by each Guarantor for purposes of Section 10.01. Each Guarantor acknowledges and agrees that its Guaranteed Obligations hereunder are secured in accordance with the terms of the Collateral Documents and that the Secured Parties may exercise their remedies thereunder in accordance with the terms thereof.

10.06       Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their respective obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code or any comparable applicable provisions of state law, provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 10.06, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 10.06), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 10.06. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 10.06 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 10.06 and a right to receive any Fair Share Contribution Amount shall be deemed an asset of the Guarantor entitled to such amount.

10.07       Guarantee of Payment; Continuing Guarantee. The guarantee in this Article 10 is an absolute and unconditional guaranty of payment and not of collection, is a continuing and irrevocable guarantee, and shall apply to all Obligations whenever arising.

10.08       Subordination of Other Obligations. Any Indebtedness of any Borrower or any Guarantor or any Subsidiary now or hereafter owing to any Loan Party (the “Obligee”) is hereby subordinated in right of payment to the Obligations (and any Lien now or hereafter securing such Indebtedness is hereby subordinated in priority to the Liens of the Administrative Agent now or hereafter securing any of the Obligations), and any such Indebtedness collected or received by the Obligee after an Event of Default has occurred and is continuing shall be held in trust for the Administrative Agent for its benefit and the benefit of the Secured Parties and shall forthwith be paid over to the Administrative Agent for its benefit and the benefit of the Secured Parties to be credited and applied against the Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee under any other provision hereof. No Obligee shall exercise any remedy with respect to such Indebtedness prior to the Termination Date.

10.09       Qualified ECP Guarantors. Each Qualified ECP Guarantor hereby jointly and severally, absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party to honor all of its obligations under this Agreement in respect of Hedge Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 10.09 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 10.09 or otherwise under this Agreement, as it relates to such other Loan Party, voidable under applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until each Loan and all other Obligations (other than contingent indemnification obligations to the extent no claim giving rise thereto has been asserted) have been paid in full and all Commitments and Letters of Credit have been terminated. Each Qualified ECP Guarantor intends that this Section constitute, and this Section shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE 11
THE ADMINISTRATIVE AGENT

11.01       Appointment and Authorization of Administrative Agent.

(a)            Each Secured Party hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Secured Party or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)            Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each Support Provider shall act on behalf of the Lenders with respect to any Support Agreements entered into by it and the documents associated therewith and each L/C Issuer and Support Provider, respectively, shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Article 11 with respect to any acts taken or omissions suffered by such L/C Issuer or Support Provider in connection with Letters of Credit and Support Agreements issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit and Support Agreements as fully as if the term “Administrative Agent” as used in this Article 11 and in the definition of “Agent-Related Person” included such L/C Issuer or Support Provider with respect to such acts or omissions, and (ii) as additionally provided herein with respect to the L/C Issuers or Support Providers.

(c)            Swingline Lender shall act on behalf of the Lenders with respect to any Swingline Loan made by it and the documents associated therewith, and the Swingline Lender shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Article 11 with respect to any acts taken or omissions suffered by the Swingline Lender in connection with the Swingline Loans made by it or proposed to be made by it as fully as if the term “Administrative Agent” as used in this Article 11 and in the definition of “Agent-Related Person” included the Swingline Lender with respect to such acts or omissions, and (ii) as additionally provided herein with respect to the Swingline Lender.

11.02       Delegation of Duties. The Administrative Agent may delegate and exercise any of its rights and execute any of its duties under this Agreement or any other Loan Document by or through its, or its Affiliates’, agents, employees, attorneys-in-fact or any other Person and shall be entitled to obtain and rely upon the advice of counsel and other consultants or experts concerning all matters pertaining to such duties, and any such Person to whom such rights and duties are delegated shall have all rights of the Administrative Agent hereunder and under the other Loan Documents. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent, attorney-in-fact or such other Person that it selects in the absence of the Administrative Agent’s gross negligence or willful misconduct (as finally determined in a non-appealable decision of a court of competent jurisdiction).

11.03       Liability of Administrative Agent. No Agent-Related Person shall be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby, and each Loan Party and Secured Party hereby waives and agrees not to assert any right, claim or cause of action based thereon, except to the extent of liabilities resulting primarily from its own gross negligence or willful misconduct in connection with its duties expressly set forth herein, as finally determined in a non-appealable decision of a court of competent jurisdiction. Without limiting the foregoing, no Agent-Related Person shall be: (i) responsible or have any obligation to any other Secured Party for the due execution, validity, genuineness, effectiveness, sufficiency, or enforceability of, or for any recital, statement, warranty or representation in, this Agreement, any other Loan Document or any related agreement, document or order; (ii) required or have any obligation to ascertain, monitor or enforce or to make any inquiry concerning the performance or observance by any Loan Party and any Lender of any of the terms, conditions, covenants, or agreements of this Agreement or any of the other Loan Documents; (iii) responsible for or have any duty to ascertain or monitor or to inquire into whether a condition set forth in any Loan Document is satisfied, or waived, including any condition set forth in Article 4; (iv) responsible or have any obligation to any other Secured Party for the state or condition of any properties of the Loan Parties constituting Collateral for the Obligations or any information contained in the books or records of the Loan Parties; (v) responsible or have any obligation to any other Secured Party for the validity, enforceability, collectability, effectiveness or genuineness of this Agreement or any other Loan Document or any other certificate, document or instrument furnished in connection therewith; (vi) liable with respect to or arising out of any assignment or participation of the Obligations, or disclosure of any information, to any Secured Party or such Secured Party’s representatives, Approved Funds or Affiliates; or (vii) responsible or have any obligation to any other Secured Party to assure that the Collateral exists or is owned by the Loan Parties or is cared for, protected, or insured or has been encumbered, or that the Liens granted to the Administrative Agent therein have been properly or sufficiently or lawfully created, perfected (or continue to be perfected), protected, or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Administrative Agent pursuant to any of the Loan Documents. In addition to and not in limitation of the foregoing, it is understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, the Administrative Agent may act in any manner it may deem appropriate, in its sole discretion, given the Administrative Agent’s own interest in the Collateral in its capacity as one of the Secured Parties and that the Administrative Agent shall have no other duty or liability whatsoever to any Secured Party as to any of the foregoing, including the preparation, form or filing of any Uniform Commercial Code financing statement, amendment or continuation or of any other type of document related to the creation, perfection, continuation or priority of any Lien as to any property of the Loan Parties.

11.04       Reliance by Administrative Agent.

(a)            The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Secured Parties against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Secured Parties. Notwithstanding the foregoing, the Administrative Agent shall not be required to take, or to omit to take, any action that is, in the opinion of the Administrative Agent or its counsel, contrary to any Loan Document or applicable requirement of Law.

(b)            For purposes of determining compliance with the conditions specified in Article 4, each Lender that has signed this Agreement (or an addendum or joinder to this Agreement) shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

11.05       Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default and/or Event of Default, unless the Administrative Agent shall have received written notice from a Lender or any Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Administrative Agent will notify the Lenders of its receipt of any such notice. The Administrative Agent shall take such action with respect to such Default and/or Event of Default as may be directed by the Required Lenders in accordance with Article 9, provided, that unless and until the Administrative Agent has received any such direction in accordance with Section 11.04, the Administrative Agent may (but shall not be obligated to) take any action, or refrain from taking any action, with respect to such Default and/or Event of Default as it shall deem advisable or in the best interest of the Lenders.

11.06       Credit Decision; Disclosure of Information by Administrative Agent. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent-Related Person hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrowers and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrowers and the other Loan Parties. Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility and (ii) it is engaged in making, acquiring or holding commercial loans in the ordinary course and is entering into this Agreement as a Lender for the purpose of making, acquiring or holding commercial loans set forth herein as may be applicable to such Lender, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender agrees not to assert a claim in contravention of the foregoing. Each Lender represents and warrants that it is sophisticated with respect to decisions to make, acquire or hold commercial loans, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire or hold such commercial loans, is experienced in making, acquiring or holding such commercial loans. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, no Agent-Related Person shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

11.07       Indemnification of Administrative Agent. The Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities to the extent determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Agent-Related Person’s own gross negligence or willful misconduct; provided, however, that no action taken in furtherance of the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 11.07. Without limitation of the foregoing, each Lender shall reimburse each Agent-Related Person upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by any Agent-Related Person in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein. The obligations of the Lenders hereunder shall not diminish the obligations of the Borrowers to indemnify and reimburse the Agent-Related Persons for such amounts. The Administrative Agent may in its discretion first seek payment from the Lenders hereunder before seeking payment from the Borrowers for such amounts or may seek payments first from the Borrowers. In any event, any amounts received from Borrowers as reimbursement for amounts already reimbursed by Lenders shall be paid to Lenders in accordance with the terms hereof. The undertaking in this Section 11.07 shall survive the Termination Date and the resignation of the Administrative Agent.

11.08       Administrative Agent in its Individual Capacity. Administrative Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though Administrative Agent were not the Administrative Agent, Support Provider or an L/C Issuer hereunder and without notice to or consent of any Secured Party. The Secured Parties acknowledge that, pursuant to such activities, Administrative Agent or its Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them. With respect to its Loans, Administrative Agent and/or its Affiliates (as applicable) shall have the same rights and powers under this Agreement as any other Secured Party and may exercise such rights and powers as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” include the Administrative Agent and/or its Affiliates (as applicable) in its individual capacity.

11.09       Successor Administrative Agent. The Administrative Agent may resign as the Administrative Agent upon ten (10) days’ notice to the Lenders (or without any such notice if in connection with the consummation of the purchase of certain of the Obligations pursuant an intercreditor arrangement), provided that any such resignation by the Administrative Agent will, if so elected by the Administrative Agent in its sole discretion, also constitute its resignation as the L/C Issuer, Support Provider and Swingline Lender (if applicable). If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders (or the Affiliates thereof) a successor administrative agent for the Lenders, which successor administrative agent shall (unless an Event of Default has occurred and is continuing) be subject to the approval of the Borrower Representative (which approval shall not be unreasonably withheld or delayed). If no successor administrative agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders, a successor administrative agent from among the Lenders (or the Affiliates thereof). Upon the acceptance of its appointment as successor administrative agent hereunder, the Person acting as such successor administrative agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent (and Support Provider, L/C Issuer and Swingline Lender (if the retiring Administrative Agent desires to resign therefrom)) and the respective terms “Administrative Agent”, “Support Provider”, “L/C Issuer” and “Swingline Lender” shall mean such successor administrative agent, Letter of Credit issuer, support provider, and swingline lender, and the retiring Administrative Agent’s appointment, powers and duties in such capacities shall be terminated without any other further act or deed on its behalf. After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, the provisions of this Article 11 and Sections 12.04 and 12.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement or while it was actively engaged in transferring its rights and obligations as Administrative Agent to the successor administrative agent. If no successor administrative agent has accepted appointment as the Administrative Agent by the date ten (10) days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Required Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor administrative agent as provided for above. No Person may be removed from its capacity as Administrative Agent.

11.10       Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan, Letter of Credit Liabilities or Swingline Exposure shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Loan Parties) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)            to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Letter of Credit Liabilities, Swingline Exposures and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Secured Parties and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Secured Parties and the Administrative Agent and their respective agents and counsel and all other amounts due the Secured Parties and the Administrative Agent under Sections 2.09 and 12.04) allowed in such judicial proceeding; and

(b)            to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

(c)            and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Secured Parties, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and 12.04.

11.11       Collateral and Guaranty Matters. The Secured Parties irrevocably authorize the Administrative Agent, at its option and in its discretion, to release any Guarantor and any Lien on any Collateral granted to or held by the Administrative Agent under any Loan Document (i) upon the Termination Date, (ii) that is transferred or to be transferred as part of or in connection with any Disposition permitted hereunder or under any other Loan Document, or (iii) as approved in accordance with Section 12.01, and to execute in connection with such events such payoff letters and related documentation in form and substance satisfactory to the Administrative Agent, in its sole discretion, as shall in Administrative Agent’s sole discretion be deemed advisable. In connection with any such release, each Lender, the L/C Issuer and the Support Providers hereby direct the Administrative Agent, and the Administrative Agent agrees that it shall, upon the reasonable request of the Borrower Representative (and except in the case where the Termination Date has actually occurred, so long as no Default or Event of Default then exists), to (i) promptly execute and deliver or file such documents and perform other actions reasonably requested to release the guaranties and the Liens and (ii) deliver to the Loan Parties any portion of such Collateral so released in the possession of the Administrative Agent or as otherwise required under any Loan Documents, Subordination Agreement, Intercreditor Agreement or applicable Law, in each case without recourse, representation or warranty. Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of Property, pursuant to this Section 11.11.

The Secured Parties hereby irrevocably authorize Administrative Agent (absent, with respect to any particular transaction, Administrative Agent receiving contrary written bidding instructions from the Required Lenders before such transaction), to credit bid all or any portion of the Obligations (including, to credit bid all or any portion of the Obligations (including accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code of the United States, including under Section 363, 1123 or 1129 of the Bankruptcy Code of the United States, or any similar Laws in any other jurisdictions to which a Loan Party is subject, (b) at any other sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable Law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the Capital Stock or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid Administrative Agent shall be authorized (i) to form one or more acquisition vehicles to make a bid, (ii) to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Capital Stock thereof shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in clauses (a) through (h) of Section 12.01 of this Agreement (provided that, in any event, the consent of each Lender shall be required for any amendment that would treat or attempts to treat a Lender or a class of Lenders in a manner different than all other Lenders)), and (iii) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of debt credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Lenders pro rata and the Capital Stock and/or debt instruments issued by any acquisition vehicle on account of the Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action.

11.12       Other Agents; Arrangers and Managers. None of the Lenders or other Persons identified on the facing page or signature pages of this Agreement as a “syndication agent,” “documentation agent,” “co-agent,” “book manager,” “lead manager,” “arranger,” “lead arranger” or “co-arranger” (each, an “Additional Titled Agent”) shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than, in the case of such Lenders, those applicable to all Lenders as such. Without limiting the foregoing, no Additional Titled Agent shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any Additional Titled Agent in deciding to enter into this Agreement or in taking or not taking action hereunder. At any time that any Lender serving as an Additional Titled Agent shall have transferred to any other Person (other than any Affiliates) all of its interests in the Loans, such Lender shall be deemed to have concurrently resigned as such Additional Titled Agent.

11.13       Additional Secured Parties. The benefit of the provisions of the Loan Documents directly relating to the Collateral or any Lien granted thereunder shall extend to and be available to any Secured Party that is not a Lender, L/C Issuer or Support Provider as long as, by accepting such benefits, such Secured Party agrees, as among the Administrative Agent and all other Secured Parties, that such Secured Party is bound by (and, if requested by the Administrative Agent, shall confirm such agreement in a writing in form and substance acceptable to the Administrative Agent) this Article 11, Section 2.13, Section 12.08 and Section 12.09 as each may be in effect from time to time, and the decisions and actions of the Administrative Agent and the Required Lenders (or, where expressly required by the terms of this Agreement, a greater proportion of the Lenders) to the same extent a Lender is bound, provided, however, that, notwithstanding the foregoing, (a) such Secured Party shall be bound by Section 11.07 only to the extent of liabilities, costs and expenses with respect to or otherwise relating to the Collateral held for the benefit of such Secured Party, in which case the obligations of such Secured Party thereunder shall not be limited by any concept of ratability or similar concept, (b) except as set forth specifically herein as to such Secured Party (rather than the Secured Parties generally), each of the Administrative Agent, the Lenders, the L/C Issuers and the Support Providers shall be entitled to act at its sole discretion, without regard to the interest of such Secured Party, regardless of whether any Obligation to such Secured Party thereafter remains outstanding, is deprived of the benefit of the Collateral, becomes unsecured or is otherwise affected or put in jeopardy thereby, and without any duty or liability to such Secured Party or any such Obligation and (c) except as set forth specifically herein as to such Secured Party (rather than the Secured Parties generally), such Secured Party shall not have any right to be notified of, consent to, direct, require or be heard with respect to, any action taken or omitted in respect of the Collateral or under any Loan Document.

11.14       Exclusive Right to Enforce Rights and Remedies. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them or in respect of the Collateral are hereby granted to, and shall be vested exclusively in, and all actions and Proceedings in connection with any such enforcement shall be instituted and maintained exclusively by, Administrative Agent (or its agents or designees) in accordance with the Loan Documents for the benefit of the applicable Secured Parties; provided that the foregoing shall not prohibit (i) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (ii) each of the L/C Issuer, any Support Provider and the Swingline Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer, Support Provider or Swingline Lender, as the case may be) hereunder and under the other Loan Documents, (iii) any Lender or Participant from exercising setoff rights in accordance with Section 12.09, (iv) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a Proceeding relative to any Loan Party under any Bankruptcy Code or other Debtor Relief Law or (v) any Lender or other Secured Party from exercising any express right or remedy of such Lender under the Loan Documents where the Administrative Agent does not have the power and authority under the Loan Documents to act on behalf of such Lender or other Secured Party; and provided, further, that if at any time there is no Person acting as the Administrative Agent hereunder and under the other Loan Documents, then (A) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 9.02 and (B) in addition to the matters set forth in Section 11.04 and Section 12.09, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

11.15       Flood Laws. Administrative Agent has adopted internal policies and procedures that address requirements placed on federally regulated lenders under the Flood Laws. Administrative Agent may post an E-System (or otherwise distribute to each Lender in the syndicate) documents that it receives in connection with the Flood Laws. However, Administrative Agent reminds each Lender and Participant in the facility that, pursuant to the Flood Laws, each federally regulated Lender (whether acting as a Lender or Participant in the credit facility) is responsible for assuring its own compliance with the flood insurance requirements, and Administrative Agent disclaims any liability in connection with the failure of any such Lender or Participant to comply with flood insurance requirements.

11.16       Banking Services Obligations/Hedging. Except as otherwise expressly set forth herein, no Hedge Party or any party that provides Banking Services that obtains the benefit of the provisions of Section 9.04, the Guaranty or any Collateral by virtue of the provisions hereof or any Loan Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) (or to notice of or to consent to any amendment, waiver or modification of the provisions hereof or of the Guaranty or any Loan Document) other than in its capacity as a Lender or the Administrative Agent, as applicable, and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article 11 to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising in connection with the Banking Services Obligations and Secured Hedge Agreements except to the extent expressly provided herein and unless the Administrative Agent has received a written designation notice, in form prescribed by the Administrative Agent, of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Hedge Party or the party providing Banking Services, as the case may be (in each case, other than in the case where Administrative Agent or its Affiliates is the Hedge Party or such provider). Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising in connection with Banking Services Obligations or Secured Hedge Agreements in the case of a Termination Date.

11.17       Certain ERISA Matters.

(a)            Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)            such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise for purposes of Title I of ERISA or Section 4975 of the Internal Revenue Code) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii)            the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable so as to exempt from the prohibitions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii)            (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84- 14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)            such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)            In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

11.18       Erroneous Payments.

(a)            If the Administrative Agent (x) notifies a Lender, L/C Issuer or Secured Party, or any Person who has received funds on behalf of a Lender, L/C Issuer or Secured Party (any such Lender, L/C Issuer, Secured Party or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, L/C Issuer, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof)), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 11.18 and held in trust for the benefit of the Administrative Agent, and such Lender, L/C Issuer or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)            Without limiting immediately preceding clause (a), each Lender, L/C Issuer, Secured Party, or any Person who has received funds on behalf of a Lender, L/C Issuer or Secured Party (and each of their respective successors and assigns) agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, L/C Issuer or Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)            it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)            such Lender, L/C Issuer or Secured Party shall use commercially reasonable efforts to (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 11.18(b).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 11.18(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 11.18(a) or on whether or not an Erroneous Payment has been made.

(c)            Each Lender, L/C Issuer or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender, L/C Issuer or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender, L/C Issuer or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause (a).

(d)            (i) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(ii)            Subject to Section 12.07 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

(e)            The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, L/C Issuer or Secured Party, to the rights and interests of such Lender, L/C Issuer or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Loan Parties’ Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party; provided, that this Section 11.18(e) shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.

(f)            To the extent permitted by applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation, any defense based on “discharge for value” or any similar doctrine.

(g)            Each party’s obligations, agreements and waivers under this Section 11.18 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or L/C Issuer, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE 12
MISCELLANEOUS

12.01       Amendments, Etc. Except as provided in Section 2.15, 3.03(b) or 3.07 as in effect on the date hereof, no amendment or waiver of any provision of any Loan Document (other than the Fee Letter, any Subordination Agreement, any Intercreditor Agreement, the Landlord Agreements, the Deposit Account Control Agreements, any account instruction agreement for any Government Receivables Account, the Issuer Documents, any Letter of Credit, any Secured Hedge Agreement, agreements hereafter executed solely in respect of the Banking Services Obligations and Schedule 6.18), and no consent to any departure by any Borrower or any other Loan Party therefrom, shall be effective unless in writing executed by (1) in the case of any amendment, consent or waiver to cure any ambiguity, omission, defect or inconsistency or granting a new Lien for the benefit of the Secured Parties or extending any existing Lien over additional property or adding additional Subsidiaries of Holdings or other pledgors as parties thereto, the Administrative Agent and the applicable Borrower or Loan Party, (2) in the case of any amendment necessary to implement the terms of a Term Loan Increase or a Revolving Commitment Increase in accordance with the terms hereof, the Administrative Agent, the Borrowers and the Additional Lenders, and (3) in the case of any other amendment, consent or waiver, the Required Lenders (or the Administrative Agent with the consent of the Required Lenders), and the applicable Borrower or the applicable Loan Party, as the case may be, provided, that no such amendment, waiver or consent shall:

(a)            extend the expiry or increase the amount of the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 9.02) without the written consent of such Lender (it being understood and agreed that a waiver or amendment of any condition precedent set forth in Section 4.02 or of any Default or Event of Default shall not be considered an extension or increase in Commitments of any Lender);

(b)            postpone any date fixed by this Agreement or any other Loan Document for any payment of principal (excluding mandatory prepayments), Unreimbursed Amounts, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(c)            reduce or forgive the principal of, or the rate of interest specified herein on, any Loan or Unreimbursed Amounts, or any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby, provided, that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrowers to pay interest at the Default Rate, and no change to the definition of “Consolidated Total Net Leverage Ratio” or in the component definitions thereto shall be considered to be a reduction or forgiveness of interest;

(d)            change Section 2.06, Section 2.13 or Section 9.04 or the definition of “Pro Rata Share” in a manner that would alter (i) the sharing or application of payments required thereby or (ii) the ratable reduction of Commitments, in each case without the written consent of each Lender;

(e)            change any provision of this Section 12.01 or the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights thereunder or make any determination or grant any consent thereunder without the written consent of each Lender;

(f)            release all or substantially all of the Collateral, consensually subordinate the Liens of the Administrative Agent on all or substantially all of the Collateral or consensually subordinate the Obligations to other indebtedness or liabilities (except in accordance with this Agreement or in accordance with financing to one or more Loan Parties, pursuant to Section 364 of the Bankruptcy Code or any similar proceeding under any Debtor Relief Law) without the written consent of each Lender;

(g)            change any provision that restricts any holder (or agent for such holder) of Subordinated Indebtedness from holding an interest (whether through an assignment, a participation or otherwise) in the Obligations without the written consent of each Lender; or

(h)            unless otherwise permitted under this Agreement on the date hereof, release any Borrower; or release all or substantially all of the Guarantors from their obligations under the Loan Documents (or otherwise limit such Guarantors’ liability) without the written consent of each Lender directly affected thereby;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and executed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (ii) to the extent that an L/C Issuer or Support Provider (as the case may be) is a party to this Agreement, no amendment, waiver or consent shall, unless in writing and executed by the L/C Issuers or Support Providers in addition to the Lenders required above, affect the rights or duties of any L/C Issuers or Support Providers under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and executed by the Swingline Lender in addition to the Lenders required above, affect the rights or duties of the Swingline Lender under this Agreement; (iv) a Secured Hedge Agreement, agreements hereafter executed solely in respect of the Banking Services Obligations, the Fee Letter, the Landlord Agreements, the Deposit Account Control Agreements, the account instruction agreement for any Government Receivables Account, and the Issuer Documents may be amended, or rights or privileges thereunder waived, in a writing executed only by the required parties thereto; (v) no amendment, waiver or consent shall, unless in writing signed by Required Term Loan Lenders and Required Revolving Lenders, amend or modify the terms of Section 2.05(b)(vii) in a manner that would alter the application of mandatory prepayments; (vi) no amendment, waiver or consent shall unless in writing and signed by all Revolving Lenders, amend the percentage specified in the definition of Required Revolving Lenders; and (vii) no amendment, waiver or consent shall, unless in writing and signed by all Term Loan Lenders, amend the percentage specified in the definition of Required Term Loan Lenders. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that (i) the Revolving Commitment of such Lender may not be increased without the consent of such Defaulting Lender, (ii) the Delayed Draw Term Loan Commitment of such Lender may not be increased without the consent of such Defaulting Lender and (iii) any waiver, amendment or modification requiring the consent of each affected Lender which affects such Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

Each waiver or consent under any Loan Document shall be effective only in the specific instance and for the specific purpose for which it was given.

Notwithstanding anything to the contrary herein, the Administrative Agent may amend any Loan Document to correct administrative errors or omissions, or to effect administrative changes that are not adverse to any Lender or any Loan Party (unless, with respect to the Loan Parties, such Loan Party consents thereto), and such amendment shall become effective without any further consent of any other party to such Loan Document.

12.02       Notices and Other Communications; Facsimile Copies.

(a)            General. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (which includes messages sent by electronic mail or other electronic transmission). All such written notices shall be mailed, faxed or delivered to the applicable address or (subject to subsection (c) below) electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)            if to the Borrower Representative or the Loan Parties, to the Borrower Representative, at the address, electronic mail address or telephone number specified for the Borrower Representative on Schedule 12.02 or to such other address, electronic mail address or telephone number as shall be designated by such party in a notice to the Administrative Agent;

(ii)           if to the Administrative Agent, the L/C Issuer, the Support Provider, or Swingline Lender, to the address, electronic mail address or telephone number specified for such Person on Schedule 12.02 or to such other address, electronic mail address or telephone number as shall be designated by such party in a notice to the Borrower Representative and Administrative Agent; and

(iii)          if to any other Lender, to the address, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, electronic mail address or telephone number as shall be designated by such party in a notice to the Borrower Representative and the Administrative Agent.

All such notices and other communications shall be deemed to be delivered or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when received by the relevant party hereto; (B) if delivered by mail, four (4) Business Days after deposit in the mails, postage prepaid; and (C) if delivered by electronic mail (which form of delivery is subject to the provisions of subsection (c) below), when delivered, provided, however, that notices and other communications to the Administrative Agent pursuant to Article 2 shall not be effective until actually received by such Person. In no event shall a voicemail message be effective as a notice, communication or confirmation hereunder.

(b)           Effectiveness of Facsimile Documents and Signatures. Loan Documents may be transmitted and/or executed by electronic mail. The effectiveness of any such documents and signatures shall, subject to applicable Law, have the same force and effect as manually signed originals and shall be binding on all Loan Parties, the Administrative Agent and the Lenders. The Administrative Agent may also require that any such documents and signatures be confirmed by a manually signed original thereof, provided, that the failure to request or deliver the same shall not limit the effectiveness of any facsimile document or signature.

(c)            Limited Use of Electronic Mail. Electronic mail and internet and intranet websites may be used only to distribute routine communications, such as financial statements and other information as provided in Section 6.01 and Section 6.02, and to deliver any other notices and other communications and to distribute Loan Documents for execution by the parties thereto, and may not be used for any other purpose without the consent of the Administrative Agent.

(d)            Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon, and shall not incur any liability for relying upon, any notices (including telephonic Loan Notices) purportedly delivered by or on behalf of any Loan Party or the Borrower Representative even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall indemnify each Agent-Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly delivered by or on behalf of any Loan Party or Borrower Representative. All telephonic notices to and other communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

(e)            Public Materials. Borrowers hereby acknowledges that (a) the Administrative Agent will make available to the Lenders materials and/or information provided by or on behalf of Loan Parties hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on any E-System and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to Holdings or its Subsidiaries, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Borrowers hereby agree that so long as a Loan Party is the issuer of any outstanding debt or equity securities that are registered or issued pursuant to a Rule 144A private offering or is actively contemplating issuing any such securities it will, if requested by the Administrative Agent, use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Loan Parties shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to any Loan Party or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 12.08); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of any E-System designated “Public Side Information”; and (z) the Administrative Agent shall treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of any E-System not designated “Public Side Information.” Notwithstanding the foregoing, Borrowers shall be under no obligation to mark the Borrower Materials “PUBLIC.”

12.03       No Waiver; Cumulative Remedies. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

12.04       Attorney Costs, Expenses. Any action taken by any Loan Party under or with respect to any Loan Document, even if required under any Loan Document or at the request of any Secured Party, shall be at the expense of such Loan Party, and no Secured Party shall be required under any Loan Document to reimburse any Loan Party therefor except as expressly provided therein. The Borrowers agree (a) to pay or reimburse the Administrative Agent for all documented out-of-pocket costs and expenses incurred in connection with the development, preparation, negotiation and execution of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated hereby or thereby are consummated), and the consummation, syndication and administration of the transactions contemplated hereby and thereby, including all documented out-of-pocket Attorney Costs and costs and expenses in connection with the use of IntraLinks, SyndTrak, StuckyNet, or other similar information transmission systems in connection with this Agreement (each being an “E-System”), and (b) to pay or reimburse the Administrative Agent, the L/C Issuer and each Support Provider and each Lender for all documented out-of-pocket costs and expenses incurred in connection with the enforcement, attempted enforcement, or preservation of any rights following the occurrence and during the continuance of a Default or an Event of Default or the exercise of remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any “workout” or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all Attorney Costs. In the case of Attorney Costs otherwise payable or reimbursable under this paragraph, Attorney Costs shall be limited to the reasonable and documented fees, disbursements and other charges of one counsel to the Secured Parties and one separate counsel for the Administrative Agent and, if reasonably necessary, of one special counsel and one local counsel to the Secured Parties and another to the Administrative Agent in each and any relevant jurisdiction, and, solely in the case of any actual or perceived conflict of interest, one additional counsel in each relevant jurisdiction for each Secured Party similarly situated. The foregoing costs and expenses shall include all due diligence, search, filing, recording, title insurance and appraisal charges and fees and taxes related thereto, and other out-of-pocket expenses (including travel, courier, reproduction, printing and delivery expenses) incurred by the applicable Persons and the cost of independent public accountants, consultants and other outside experts retained by the Administrative Agent or any Lender. All amounts due under this Section 12.04 shall be deemed part of the Obligations when incurred and shall be payable within ten (10) Business Days after demand therefor. The agreements in this Section 12.04 shall survive the Termination Date.

12.05       Indemnification by the Loan Parties. The Loan Parties agree jointly and severally to indemnify and hold harmless each Agent-Related Person, each Lender, L/C Issuer, Support Providers, each Secured Party and the respective Affiliates of all such Persons, and the directors, officers, employees, counsel, trustees, advisors, agents, financing sources, managed funds, controlling persons, attorneys-in-fact, and members of all of the foregoing Persons (collectively, the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements (including Attorney Costs incurred by each Indemnitee and other costs of investigation or defense, including those incurred upon any appeal), but in the case of Attorney Costs, limited to the fees, disbursements and other charges of one primary counsel to the Indemnitees and, if necessary, of special counsel and one local counsel to the Indemnitees in each and any relevant jurisdiction and in the case of any actual or perceived conflict of interest, one additional counsel to each relevant jurisdiction for the group of Indemnitees similarly situated, of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (a) the execution, delivery, enforcement, performance, syndication or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (b) any Commitment, Loan or Letter of Credit or Support Agreement or the use or proposed use of the proceeds therefrom (including any refusal by any L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (c) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by any Borrower, any Subsidiary or any other Loan Party, or any Environmental Liability related in any way to any Borrower, any Subsidiary or any other Loan Party, or (d) any actual or prospective claim, litigation, investigation or Proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding), whether brought by a third party or by any Loan Party, and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”), provided, that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements (w) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee (or such Indemnitee’s officers, directors, employees or agents), or from a material breach in bad faith of such Indemnitee of its obligation, if any, to fund its Commitment (x) relate to matters otherwise expressly excluded from Borrower obligations hereunder pursuant to Sections 3.01, 3.04, 12.04, and (y) are a result of any dispute solely among the Indemnitees (other than claims against the Administrative Agent, the Arranger or other similarly titled Persons, in their respective capacities as such) and not in any way arising out of any act or omission of any of the Loan Parties (or any of their Subsidiaries or Affiliates) and (z) arise under a settlement agreement with respect to Indemnified Liabilities that was entered into without the written consent of Borrower Representative (such consent not to be unreasonably withheld, conditioned or delayed), but if subsequently settled with Borrower Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed) or if there is a final judgment against an Indemnified Party in any related proceeding, the Loan Parties will indemnify and hold harmless each Indemnitee from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this Section. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through the internet or any E-System in connection with this Agreement, nor shall any Indemnitee have any liability for any punitive, special, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether arising or occurring before or after the Closing Date). All amounts due under this Section 12.05 shall be payable within ten (10) Business Days after demand therefor. The agreements in this Section 12.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender and the Termination Date. To the extent that the indemnification set forth in this Section 12.05 may be unenforceable, each Loan Party shall contribute the maximum portion which it is permitted to pay and satisfy under applicable Law to the payment and satisfaction of all such Indemnified Liabilities incurred by the Indemnitees or any of them. Without limiting the generality of any provision of this Section 12.05, to the fullest extent permitted by law, each Loan Party hereby waives all rights for contribution or any other rights of recovery with respect to liabilities, losses, damages, costs and expenses arising under or relating to Environmental Laws that it might have by statute or otherwise against any Indemnitee, except to the extent that such items are determined by a final and non-appealable decision of a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee. No Loan Party shall, without the prior written consent of each applicable Indemnitee, effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnitee unless such settlement (i) includes an unconditional release of such Indemnitee in form and substance reasonably satisfactory to such Indemnitee from all liability or claims that are the subject matter of such proceedings and (ii) does not include any statement as to or any admission of fault, culpability, wrong doing or a failure to act by or on behalf of any Indemnitee. This Section 12.05 shall not apply with respect to Taxes other than any Taxes that represent liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements arising from any non-Tax related Indemnified Liability.

12.06       Payments Set Aside. To the extent that any payment by or on behalf of any Loan Party is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid or turned-over to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied (along with any Lien previously terminated with respect to such obligation) shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, the Termination Date had not occurred and such termination had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The provisions of this paragraph shall survive any termination of this Agreement.

12.07       Successors and Assigns.

(a)            Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, the Indemnitees and to the extent provided in Section 11.13 each other Secured Party, provided that (x) neither any Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and (y) no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section 12.07, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section 12.07 or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section 12.07 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section 12.07, the Indemnitees and to the extent provided in Section 11.13 each other Secured Party) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it), provided that any such assignment shall be subject to the following conditions:

(i)            Minimum Amounts.

A)            in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund of a Lender, no minimum amount need be assigned; and

B)            in any case not described in subsection (b)(i)(A) of this Section 12.07, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $1,000,000, in the case of any assignment of a Revolving Commitment, or $1,000,000, in the case of any assignment of a Term Loan Commitment or Term Loan, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower Representative, otherwise consents (each such consent not to be unreasonably withheld, conditioned or delayed).

(ii)            Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate tranches or facilities on a non-pro rata basis.

(iii)           Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section 12.07 and, in addition:

A)            the consent of the Borrower Representative (such consent not to be unreasonably withheld, conditioned or delayed) shall be required unless (w) an Event of Default has occurred and is continuing at the time of such assignment, (x) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund of a Lender, or (y) if any L/C Issuer is not a Lender, such assignment is to such L/C Issuer (each such assignee pursuant to this subsection (b)(iii)(A)(x) or (y), an “Eligible Assignee”), provided that the Borrower Representative shall be deemed to have consented to any such assignment if the Administrative Agent has not received an objection thereto in writing within ten (10) Business Days after the Borrower Representative’s receipt of notice of such assignment; and

B)            the consent of the Administrative Agent (and, in the case of any assignment of Revolving Exposure, also the Swingline Lender, the L/C Issuer (if it is also a Lender or Agent) or, if applicable, the Support Provider) shall be required for assignments in respect of (i) any Revolving Exposure if such assignment is to a Defaulting Lender or to a Person that is not a Lender with a Revolving Commitment or an Approved Fund with respect to such assigning Lender, or (ii) a Term Loan to a Defaulting Lender or a Person who is not a Lender, an Affiliate of a Lender or an Approved Fund of a Lender.

(iv)         Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 to be paid to Administrative Agent by the Lender to whom such interest is assigned (unless waived by the Administrative Agent at its sole option), and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)          No Assignment to certain Persons. No such assignment may be made to any Loan Party, any holder (or agent for such holder) of any Subordinated Indebtedness or any Defaulting Lender or any of their respective Affiliates or Subsidiaries. No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section 12.07, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, 12.04 and 12.05 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request of the assignee Lender made itself or through the Administrative Agent, the Borrowers (at their expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section 12.07.

For purposes of determining compliance with Sections 12.07(b)(v) through 12.07(b)(vi) above, the Administrative Agent and assigning Lender may rely upon the representations and warranties of the proposed assignee Lender; it being agreed that neither the Administrative Agent nor any assigning Lender shall have any duty of inquiry to determine such compliance.

(c)            Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers (the “Registrar”), shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, the principal amounts (and stated interest) of the Loans owing to, and the Letter of Credit Liabilities and Swingline Exposure held by, each Lender pursuant to the terms hereof from time to time (the “Register”). No assignment or transfer of a Loan or a Commitment (other than a pledgee described in subsection (f) below) shall be effective unless and until registered in the Register. The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary, provided that, failure to make any such recordation, or any error in such recordation, shall not affect the Borrower’s or other Loan Party’s Obligations in respect of any Loan or Letter of Credit. The Register shall be available for inspection by any Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice (but, with respect to any Lender, solely as to the Loans and Commitments thereof). Each Borrower hereby designates the entity serving as the Administrative Agent to serve as such Borrower’s non-fiduciary agent solely for purposes of maintaining the Register as provided in this Section, and each Borrower hereby agrees that the entity serving as Registrar and its Affiliates, and their respective officers, directors, employees and agents shall constitute Indemnitees under Section 12.05. At the written request of the registered Lender, the Registrar shall note a collateral assignment of a Loan on the Register as described in subsection (f) below and, provided that the Registrar has received the name and address of such collateral assignee, the Registrar (i) shall not permit any further transfers of the Loan on the Register absent receipt of written consent to such transfers from such collateral assignee and (ii) shall record the transfer of the Loan on the Register to such collateral assignee (or such collateral assignee’s designee, nominee or assignee) upon written request by such collateral assignee and compliance with the other provisions of this Agreement governing collateral assignments.

(d)            Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower Representative, any Loan Party, the Administrative Agent, the L/C Issuer, the Support Provider or the Swingline Lender, sell participations to any Person (other than a natural person or any Loan Party, any holder (or agent for such holder) of any Subordinated Indebtedness or any of its Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it (including such Lender’s Letter of Credit Liabilities and Swingline Exposure)), provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) each Borrower, each other Loan Party, the Administrative Agent and the Lenders, the L/C Issuer and Swingline Lender shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement, provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso of Section 12.01 (clauses (a) through (g)) that affects such Participant. Subject to subsection (e) of this Section, each Borrower and each other Loan Party agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.09 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13 as though it were a Lender.

Each Lender that sells a participation shall acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or other Obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other Obligation is in registered form under Section 5f 103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)            Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower Representative’s prior written consent and such Participant shall in any event be subject to replacement pursuant to Section 12.15 in the event it exercises such rights. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower Representative is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 3.01 as though it were a Lender.

(f)            Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank and any pledge to a trustee as security for the benefit of the noteholders and other securityholders or creditors of a Lender, provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto until the provisions of this Section regarding assignment are satisfied with respect to such pledge or assignment.

(g)            Lender Securitization. In addition to any other assignment permitted pursuant to this Section, the Loan Parties hereby agree that (i) the Lenders, their Affiliates and Approved Funds (the “Lender Parties”) may sell or securitize the Loans (a “Lender Securitization”) through the pledge of the Loans as collateral security for loans to a Lender Party or the assignment or issuance of direct or indirect interests in the Loans (such as, for instance, collateralized loan obligations), and (ii) such Lender Securitization may be rated by a Rating Agency, provided that the consent of the Borrower Representative (such consent not to be unreasonably withheld, conditioned or delayed) to the assignment or issuance of direct or indirect interests in the Loans shall be required unless an Event of Default has occurred and is continuing at the time of such assignment or issuance, or such assignment or issuance is to a Lender Party or a Person Controlled by a Lender Party (provided, further, that such consent shall be deemed given if Administrative Agent has not received an objection to any such consent or issuance in writing within five (5) Business Days after the Borrower Representative’s receipt of notice of such proposed assignment or issuance). The Loan Parties shall reasonably cooperate with the Lender Parties to effect the Lender Securitization, including providing such information as may be reasonably requested by the Lenders or Rating Agencies in connection with the rating of the Loans or the Lender Securitization, provided that (i) no costs incurred by the Lender Parties in connection with such Lender Securitization shall be reimbursable by the Loan Parties and (ii) the Loan Parties shall not be required to enter into any amendment or additional documentation that adversely affects the rights or the obligations, of Borrowers under the Loan Documents or changes or affects in a manner adverse to the Borrowers the financial terms of the Loans, in each case, as determined by the Borrower Representative in its sole discretion.

(h)            Consent to Disclosure; Cooperation of Loan Parties. Subject to the provisions of Section 12.08, each Loan Party authorizes each Lender to disclose to any prospective participant or assignee of a Commitment or Loan, any and all information in such Lender’s possession concerning the Loan Parties and their financial affairs which has been delivered to such Lender by or on behalf of the Loan Parties pursuant to this Agreement, or which has been delivered to such Lender by or on behalf of the Loan Parties in connection with such Lender’s credit evaluation of the Loan Parties prior to entering into this Agreement. If necessary, each Loan Party agrees to (i) execute any documents (including new Revolving Notes and/or Term Notes) reasonably required to effectuate and acknowledge each assignment of a Commitment or Loan to an assignee in accordance with Section 12.07, (ii) make the Loan Parties’ management available to meet with the Administrative Agent and prospective participants and assignees of Commitments or Loans and (iii) assist the Administrative Agent or the Lenders in the preparation of information relating to the financial affairs of the Loan Parties as any prospective participant or assignee of a Commitment or Loan reasonably may request.

12.08       Confidentiality.

(a)            Each Loan Party acknowledges that (i) from time to time financial advisory, investment banking and other services may be offered or provided to it (in connection with this Agreement or otherwise) by each Lender or by one or more affiliates of such Lender and (ii) information delivered to each Lender by the Loan Parties may be provided to each such affiliate, it being understood that any such affiliate receiving such information shall be bound by the provisions of Section 12.08(b) as if it were a Lender under this Agreement.

(b)            Each of the Administrative Agent and each Lender severally (and not jointly) agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its Affiliates and Approved Funds and to its and its Affiliates’ and Approved Funds’ respective partners, directors, officers, employees, agents, consultants, counsel, accountants, advisors, controlling persons, managed funds, financing sources, actual and prospective investors, and other representatives (collectively, the “Representatives”) (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), or to Rating Agencies, (ii) to the extent requested or required by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), including any regulatory filings, (iii) to the extent required by applicable Laws or by any subpoena or similar judicial or legal process, (iv) to any other party to the Loan Documents, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or Proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) to (A) any actual or prospective assignee of a Lender, assignee or successor of the Administrative Agent, or pledgee of or Participant in any of its rights or obligations under this Agreement, or (B) any actual or prospective counterparty to any swap or derivative transaction or Banking Services transactions relating to any Borrower or any other Loan Party and its obligations, or (C) any counterparty to any Subordination Agreement or any Intercreditor Agreement to the extent required by the provisions of such Subordination Agreement or Intercreditor Agreement, provided that such parties agree to be bound by confidentiality provisions substantially similar to those hereunder, and to the Representatives of the foregoing parties in clauses (A) and (B) and (C), (vii) with the consent of the Borrower Representative, (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to the Administrative Agent, any Lender, or any of their respective Representatives on a non-confidential basis from a source other than the Loan Parties or (ix) for purposes of establishing a due diligence defense. The terms of this provision shall supersede and replace any previous agreement regarding the confidentiality of the Information and shall terminate upon the termination of the Commitments and the payment of the Obligations.

For purposes of this Section, (i) “Information” means, all information received from any Loan Party or any of its Subsidiaries relating to any Loan Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to or in the possession of the Administrative Agent, any other Secured Party or their Representatives on a non-confidential basis prior to disclosure by any Loan Party or any of its Subsidiaries and (ii) “Rating Agencies” means Moody’s, S&P, Fitch Ratings Ltd., or any other nationally recognized rating agency or service. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(c)            No Borrower or Affiliate thereof will issue any press releases or other public disclosure using the name of the Administrative Agent or its Affiliates or any other Lender or its Affiliates or referring to this Agreement or the other Loan Documents without at least three (3) Business Days’ prior notice to the Administrative Agent or such Lender and without the prior written consent of the Administrative Agent or such Lender unless (and only to the extent that) such Borrower or Affiliate is required to do so under law and then, in any event, such Borrower or Affiliate will consult with such Lender before issuing such press release or other public disclosure. The Borrowers hereby consent to the publication by any Secured Party of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement (such material may include a description of the Loan Parties and the use of any identifying trademark or other marks of a Loan Party). Each Secured Party reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

12.09      Set-off. In addition to any rights and remedies of the Lenders provided by law, upon the occurrence and during the continuance of any Event of Default, each Lender and any Affiliate of a Lender is authorized at any time and from time to time, with the prior written consent of the Administrative Agent, but without prior notice to the Borrowers or any other Loan Party (any such notice being waived by the Borrowers on their own behalf and on behalf of each Loan Party), to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, such Lender or such Affiliate to or for the credit or the account of the respective Loan Parties against any and all Obligations owing to such Lender hereunder or under any other Loan Document, now or hereafter existing, irrespective of whether or not the Administrative Agent or such Lender shall have made demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or indebtedness. Each Lender agrees promptly to notify the Borrowers and the Administrative Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application. Any Lender exercising a right to set-off shall purchase for cash (and the other Lenders shall sell) interests in each of such other Lender’s Pro Rata Share of the Obligations as would be necessary to cause all Lenders to share the amount so set-off with each other Lender in accordance with their respective Pro Rata Share of the Obligations.

12.10      Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrowers. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

12.11      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.12      Integration. This Agreement, together with the other Loan Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter, provided that the Fee Letter shall survive the effectiveness of this Agreement and the initial Credit Extensions hereunder and shall continue to be in full force and effect after the Closing Date in accordance with their terms. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control, provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

12.13      Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

12.14      Severability. If any provision of this Agreement or any other Loan Document is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.15            Replacement of Lenders. If (i) any Lender requests compensation under Section 3.04, (ii) the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, unless such Lender has waived its right to such additional amount, (iii) a Lender (a “Non-Consenting Lender”) does not consent to a proposed change, waiver, discharge or termination with respect to any Loan Document that has been approved by the Required Lenders as provided in Section 12.01 but requires unanimous consent of all Lenders or all Lenders directly affected thereby (as applicable), (iv) it is, and continues to be, unlawful for any Lender to fund or maintain Term SOFR Loans, as provided in Section 3.02, or (v) any Lender is a Defaulting Lender, then Administrative Agent or the Borrower Representative may, at its sole option, expense and effort, and upon notice to such Lender and, in the case of an election made by the Borrower Representative, the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.07), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)            the Borrowers shall have paid to the Administrative Agent the assignment fee specified in Section 12.07(b), if any;

(b)            such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and Unreimbursed Amounts, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts);

(c)            in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(d)            such assignment does not conflict with applicable Laws; and

(e)            in the case of any such assignment resulting from a Non-Consenting Lender’s failure to consent to a proposed change, waiver, discharge or termination with respect to any Loan Document, the applicable replacement Lender consents to the proposed change, waiver, discharge or termination, provided that the failure by such Non-Consenting Lender to execute and deliver an Assignment and Assumption shall not impair the validity of the removal of such Non-Consenting Lender and the mandatory assignment of such Non-Consenting Lender’s Commitments and outstanding Loans and participations in outstanding Letters of Credit pursuant to this Section 12.15 shall nevertheless be effective without the execution by such Non-Consenting Lender of an Assignment and Assumption.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers or Administrative Agent to require such assignment and delegation cease to apply.

12.16            Governing Law.

(a)            THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, FEDERAL LAW AND THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION).

(b)            Each Loan Party irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against any Secured Party of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable Law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that any Secured Party may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction. Each Loan Party hereby irrevocably waives, to the fullest extent not prohibited by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

12.17       Waiver of Right to Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.18      USA Patriot Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of the Loan Parties and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Loan Parties in accordance with the Patriot Act.

12.19      Nonliability of Lenders. The relationship between the Loan Parties on the one hand and the Lenders and the Administrative Agent on the other hand shall be solely that of borrower or guarantor, as applicable, and lender. Neither the Administrative Agent nor any Lender or other Secured Party has any fiduciary relationship with or duty to any Loan Party arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Loan Parties, on the one hand, and the Administrative Agent and the Lenders and other Secured Parties, on the other hand, in connection herewith or therewith is solely that of debtor and creditor. Neither the Administrative Agent nor any Lender or any other Secured Party undertakes any responsibility to any Loan Party to review or inform any Loan Party of any matter in connection with any phase of any Loan Party’s business or operations. The Loan Parties agree that neither the Administrative Agent nor any Lender or other Secured Party shall have liability to any Loan Party (whether sounding in tort, contract or otherwise) for losses suffered by any Loan Party in connection with, arising out of, or in any way related to the transactions contemplated and the relationship established by the Loan Documents, or any act, omission or event occurring in connection therewith, unless it is determined in a final non-appealable judgment by a court of competent jurisdiction that such losses resulted from the gross negligence or willful misconduct of the party from which recovery is sought.

NO SECURED PARTY SHALL BE LIABLE FOR ANY DAMAGES ARISING FROM THE USE BY OTHERS OF ANY INFORMATION OR OTHER MATERIALS OBTAINED THROUGH INTRALINKS OR OTHER SIMILAR INFORMATION TRANSMISSION SYSTEMS IN CONNECTION WITH THIS AGREEMENT, NOR SHALL ANY SECURED PARTY HAVE ANY LIABILITY WITH RESPECT TO, AND THE BORROWER REPRESENTATIVE ON BEHALF OF ITSELF AND EACH OTHER LOAN PARTY, HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR ARISING OUT OF ITS ACTIVITIES IN CONNECTION HEREWITH OR THEREWITH (WHETHER BEFORE OR AFTER THE CLOSING DATE).

The Loan Parties acknowledge that they have been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents to which it is a party. No joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Administrative Agent, Lenders or among the Loan Parties and the Lenders and the Administrative Agent. The Loan Parties further acknowledge that each Lender or one or more of its affiliates may be a financial and securities firm and that such Lender or such affiliates may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of a Loan Party and its affiliates and of other companies that may be the subject of the transactions contemplated by this Agreement. The Loan Parties further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between a Loan Party and the Secured Parties (or any of them) is intended to be or has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Secured Party or its affiliates has advised or is advising any Loan Party on other matters, (b) the Secured Parties, on the one hand, and the Loan Parties, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor does any Loan Party rely on, any fiduciary duty on any Secured Party’s part, (c) each Loan Party is capable of evaluating and understanding, and each Loan Party understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Secured Parties have not provided any legal, accounting, regulatory or tax advice with respect to the transactions and each Loan Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate and it is not relying on any Secured Party for such advice, (e) the Loan Parties have been advised that the Secured Parties and their respective affiliates are or may be engaged in a broad range of transactions that may involve interests that differ from any Loan Party’s interests and that the Secured Parties and their respective affiliates have no obligation to disclose such interests and transactions to any Loan Party by virtue of any fiduciary, advisory or agency relationship, (f) the Loan Parties will not assert and waive, to the fullest extent not prohibited by law, any claims any Loan Party may have against any Secured Party or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty, and agree that the Secured Parties and their respective affiliates shall have no liability (whether direct or indirect) to any Loan Party in respect of such a fiduciary duty claim or to any Person asserting a fiduciary duty claim on behalf of or in right of any Loan Party, including a Loan Party’s stockholders, employees or creditors, and (g) should the Secured Parties or their respective affiliates have any other business with any Loan Party or any Loan Party’s affiliates, nothing herein shall limit or otherwise diminish such Loan Party’s or such Loan Party’s affiliates’ obligations thereunder or with respect thereto.

12.20      Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)            the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)            the effects of any Bail-In Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

12.21      Acknowledgement Regarding Any Supported QFCs.

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)            In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)            As used in this Section 12.21, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

i.               a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

ii.              a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

iii.             a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

ARTICLE 13
APPOINTMENT OF THE BORROWER REPRESENTATIVE; JOINT AND SEVERAL LIABILITY OF THE BORROWERS; SUBORDINATION

13.01       Borrower Representative. Each Borrower hereby irrevocably appoints the Borrower Representative, as the agent for such Borrower on its behalf, to (i) request Loans from the Lenders, (ii) request L/C Issuer to issue Letters of Credit and Support Providers to issue Support Agreements, (iii) to give and receive notices under the Loan Documents and (iv) take all other action which the Borrower Representative or the Borrowers are permitted or required to take under this Agreement.

13.02       Joint and Several Liability of Borrowers.

(a)            Joint and Several Liability. Each Borrower hereby agrees that such Borrower is jointly and severally liable for, and hereby absolutely and unconditionally guarantees to the Administrative Agent and other Secured Parties and their respective successors and assigns, the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all Obligations owed or hereafter owing to the Administrative Agent and other Secured Parties by each other Borrower. Each Borrower agrees that its guaranty obligation hereunder is a continuing guaranty of payment and performance and not of collection, that its obligations under this Section 13.02 shall not be discharged until payment and performance, in full, of the Obligations has occurred, and that its obligations under this Section 13.02 shall be absolute, unconditional and irrevocable, irrespective of, and unaffected by, (i) the genuineness, validity, regularity, enforceability or any future amendment of, or change in, any Obligation or any agreement, document or instrument to which any Borrower is or may become a party; (ii) the absence of any action to enforce any Obligation or the waiver or consent by the Administrative Agent or any other Secured Party with respect to any of the provisions governing any Obligation; (iii) the insolvency of any Borrower or Subsidiary; and (iv) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. Each Borrower shall be regarded, and shall be in the same position, as principal debtor with respect to the Obligations guaranteed hereunder.

(b)            Waivers by Borrowers. Each Borrower expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel the Administrative Agent or other Secured Parties to marshal assets or to proceed in respect of the Obligations guaranteed hereunder against any other Borrower or Subsidiary, any other party or against any security for the payment and performance of the Obligations before proceeding against, or as a condition to proceeding against, such Borrower. Each Borrower consents and agrees that the Administrative Agent or the other Secured Parties may, at any time and from time to time, without notice or demand, whether before or after an actual or purported termination, repudiation or revocation of this Agreement by any Borrower, and without affecting the enforceability or continuing effectiveness hereof as to such Borrower: (i) with the consent of the other Borrowers, supplement, restate, modify, amend, increase, decrease, extent, renew or otherwise change the time for payment or the terms of this Agreement or any part thereof, including any increase or decrease of the rate(s) of interest thereon; (ii) with the consent of the other Borrowers, supplement, restate, modify, amend, increase, decrease, or enter into or give any agreement with respect to, this Agreement or any part thereof, or any of the Security Documents; (iii) waive, approve or consent to any action, condition, covenant, default, remedy, right, representation or term of this Agreement or any other Loan Document; (iv) accept partial payments; (v) release, reconvey, terminate, waive, abandon, fail to perfect, subordinate, exchange, substitute, transfer or enforce any security or guarantees, and apply any security and direct the order or manner of sale thereof as the Administrative Agent or Lenders in their sole and absolute discretion may determine; (vi) release any person from any personal liability with respect to this Agreement or any part thereof; (vii) settle, release on terms satisfactory to the Required Lenders or by operation of applicable Laws or otherwise liquidate or enforce any security or guaranty in any manner, consent to the transfer of any security and bid and purchase at any sale; or (viii) consent to the merger, change or any other restructuring or termination of the corporate or partnership existence of any Borrower or any other person, and correspondingly restructure the obligations evidenced hereby, and any such merger, change, restructuring or termination shall not affect the liability of any Borrower or the continuing effectiveness hereof, or the enforceability hereof with respect to all or any part of the obligations evidenced hereby. It is agreed among each Borrower, the Administrative Agent and Lenders that the foregoing consents and waivers are of the essence of the transaction contemplated by this Agreement and the other Loan Documents and that, but for the provisions of this Section 13.02 and such waivers, the Administrative Agent and Lenders would decline to enter into this Agreement.

(c)            Benefit of Guaranty. Each Borrower agrees that the provisions of this Section 13.02 are for the benefit of the Administrative Agent and the other Secured Parties and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between any other Borrower and the Administrative Agent or the other Secured Parties, the obligations of such other Borrower under the Loan Documents.

(d)            Waiver of Subrogation, Etc. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, and except as set forth in Section 13.02(g), each Borrower hereby expressly and irrevocably waives any and all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off and any and all defenses available to a surety, guarantor or accommodation co-obligor, including any defense based upon any statute or rule of law that provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal, and any defense of the statute of limitations in any action hereunder or in any action for the collection or performance of any obligations hereby guaranteed. Each Borrower acknowledges and agrees that this waiver is intended to benefit the Administrative Agent and Lenders and other Secured Parties and shall not limit or otherwise affect such Borrower’s liability hereunder or the enforceability of this Section 13.02, and that the Administrative Agent, the Lenders and the other Secured Parties and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 13.02(d).

(e)           [Reserved].

(f)            Election of Remedies. If the Administrative Agent or any other Secured Party may, under applicable Law, proceed to realize its benefits under any of the Loan Documents, the Administrative Agent or any other Secured Party may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of its rights and remedies under this Section 13.02. If, in the exercise of any of its rights and remedies, the Administrative Agent or any other Secured Party shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against any Borrower or any other Person, whether because of any applicable Laws pertaining to “election of remedies” or the like, each Borrower hereby consents to such action by the Administrative Agent or such other Secured Party and waives any claim based upon such action, even if such action by the Administrative Agent or such other Secured Party shall result in a full or partial loss of any rights of subrogation that each Borrower might otherwise have had but for such action by the Administrative Agent or such other Secured Party. Any election of remedies that results in the denial or impairment of the right of the Administrative Agent or any other Secured Party to seek a deficiency judgment against any Borrower shall not impair any other Borrower’s obligation to pay the full amount of the Obligations.

(g)           Limitation. Notwithstanding any provision herein contained to the contrary, each Borrower’s liability under this Section 13.02 (which liability is in any event in addition to amounts for which such Borrower is primarily liable under Article 2) shall be limited to an amount not to exceed as of any date of determination the greater of:

(i)            the net amount of all Loans advanced to any other Borrower under this Agreement and then re-loaned or otherwise transferred to, or for the benefit of, such Borrower; and

(ii)           the amount that could be claimed by the Administrative Agent and the other Secured Parties from such Borrower under this Section 13.02 without rendering such claim voidable or avoidable under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Borrower’s right of contribution and indemnification from each other Borrower under Section 13.02(h).

(h)           Contribution with Respect to Guaranty Obligations.

(i)            To the extent that any Borrower shall make a payment under this Section 13.02 of all or any of the Obligations (other than Obligations related to Loans and other extensions of credit made directly or indirectly to that Borrower, or on such Borrower’s behalf, in which case such Borrower shall be primarily liable) (a “Guarantor Payment”) that, taking into account all other Guarantor Payments then previously or concurrently made by any other Borrower, exceeds the amount that such Borrower would otherwise have paid if each Borrower had paid the aggregate Obligations satisfied by such Guarantor Payment in the same proportion that such Borrower’s “Allocable Amount” (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Borrowers as determined immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Obligations and termination of the Commitments, such Borrower shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Borrower for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(ii)           As of any date of determination, the “Allocable Amount” of any Borrower shall be equal to the maximum amount of the claim that could then be recovered from such Borrower under this Section 13.02 without rendering such claim voidable or avoidable under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

(iii)          This Section 13.02(h) is intended only to define the relative rights of Borrowers and nothing set forth in this Section 13.02(h) is intended to or shall impair the obligations of Borrowers, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Agreement, including Section 13.02(a). Nothing contained in this Section 13.02(h) shall limit the liability of any Borrower to pay the Loans made directly or indirectly to that Borrower, or on such Borrower’s behalf, and accrued interest, fees and expenses with respect thereto for which such Borrower shall be primarily liable.

(iv)          The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Borrower to which such contribution and indemnification is owing.

(v)           The rights of the indemnifying Borrowers against other Borrowers under this Section 13.02(h) shall be exercisable on or after the Termination Date, but shall in all respects be subordinate to any Obligations owing to any Secured Party.

(i)            Liability Cumulative. The liability of Borrowers under this Section 13.02 is in addition to and shall be cumulative with all liabilities of each Borrower to the Administrative Agent and Lenders under this Agreement and the other Loan Documents to which such Borrower is a party or in respect of any Obligations or obligation of the other Borrower, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

(j)            Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrowers under this Agreement is stayed upon the insolvency, bankruptcy or reorganization of any of the Borrowers, all such amounts otherwise subject to acceleration under the terms of this Agreement shall nonetheless be payable jointly and severally by the Borrower hereunder forthwith on demand by the Administrative Agent made at the request of the Required Lenders.

(k)           Benefit to Borrowers. All of the Borrowers and their Subsidiaries are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of each such Person has a direct impact on the success of each other Person. Each Borrower and each Subsidiary will derive substantial direct and indirect benefit from the extension of credit hereunder.

13.03      Subordination to Payment of Obligations. Each Loan Party hereby subordinates any Indebtedness of any Loan Party or any Subsidiary to such Loan Party to the full and indefeasible payment in full in cash of the Obligations (and any Lien now or hereafter securing such Indebtedness is hereby subordinated in priority to the Liens of the Administrative Agent now or hereafter securing any of the Obligations) and any such Indebtedness collected or received by such Loan Party after an Event of Default has occurred and is continuing shall be held in trust for the Administrative Agent for its benefit and the benefit of the Secured Parties to be credited and applied against the Obligations, but without affecting, impairing or limiting in any manner the liability of such Loan Party under any other provision hereof. No Loan Party shall exercise any remedy with respect to such Indebtedness prior to Termination Date.

13.04      Effect of Amendment and Restatement. Upon the effectiveness of this Agreement, the debt, obligations and other liabilities (including, without limitation, interest and fees accrued on or prior to the Closing Date) governed by the Existing Credit Agreement shall continue to be in full force and effect, but shall be governed by the terms and conditions set forth in this Agreement. All Obligations evidenced by the Existing Credit Agreement, together with any and all additional Obligations incurred by any Borrower or any other Loan Party hereunder or under any of the other Loan Documents (whether executed and/or delivered in connection with the Existing Credit Agreement, this Agreement or otherwise), shall continue to be secured by all of the pledges and grants of security interests and Liens provided in connection with the Existing Credit Agreement (and, from and after the Closing Date, shall be secured by all of the pledges and grants of security interests and Liens provided in connection with this Agreement). Each Borrower and each other Loan Party hereby reaffirms its Obligations under each Loan Document to which it is party (whether executed and/or delivered in connection with the Existing Credit Agreement, this Agreement or otherwise), in each case, as amended, restated, supplemented or otherwise modified from time to time. Each Borrower and each other Loan Party further agrees that all of the Loan Documents (whether executed and/or delivered in connection with the Existing Credit Agreement, this Agreement or otherwise) remain in full force and effect, as amended, restated, supplemented or otherwise modified, following the execution and delivery of this Agreement and that all references to the “Credit Agreement” in all such Loan Documents shall be deemed to refer to this Agreement. The execution and delivery of this Agreement shall constitute an amendment and restatement, but not a novation or repayment, of any of the Obligations incurred prior to the Closing Date, whether pursuant to the Existing Credit Agreement or otherwise. None of the amendments or other modifications to the Existing Credit Agreement shall be construed to require any disgorgement or other return of any principal, interest, fee or other payments made prior to the Closing Date pursuant to the Existing Credit Agreement by any Loan Party to or for the benefit of Agent or any Lender. Each Borrower and each other Loan Party, jointly and severally, represents and warrants that, as of the Closing Date, there are no claims or offsets against, or defenses or counterclaims to, their Obligations (or the Obligations of any Loan Party) under the Existing Credit Agreement or any of the Loan Documents (and hereby expressly waives any and all such claims, offsets, defenses and counterclaims).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER:	QHM HOLDINGS INC.,
a Delaware corporation

	By:	(signed) “Gregory Crawford”
Name: Gregory Crawford
Title: President

GUARANTORS:
QUIPT HOME MEDICAL INC.,
a Delaware corporation
PATIENT HOME MONITORING, INC.,
a Washington corporation
CENTRAL OXYGEN, INC.,
an Indiana corporation
RIVERSIDE MEDICAL, INC.,
a Tennessee corporation
COOLEY MEDICAL EQUIPMENT, INCORPORATED,
a Kentucky corporation
ACADIA MEDICAL SUPPLY, INC.,
a Maine corporation
RESOURCE MEDICAL, INC.,
a South Carolina corporation
BLACK BEAR MEDICAL GROUP, INC.,
a Maine corporation
WEST HOME HEALTH CARE, INC.,
a Virginia corporation
LEGACY OXYGEN AND HOME CARE EQUIPMENT, LLC,
a Kentucky limited liability company
PATIENT-AIDS, INC.,
a Kentucky corporation
RESOURCE MEDICAL GROUP, LLC,
a South Carolina limited liability company
RESOURCE MEDICAL GROUP OF CHARLESTON, LLC,
a South Carolina limited liability company

	By:	(signed) “Gregory Crawford”
Name: Gregory Crawford
Title: President

GUARANTORS	CARE MEDICAL PARTNERS LLC,
(continued):	a Georgia limited liability company
CARE MEDICAL OF ATHENS, INC.,
a Georgia corporation
CARE MEDICAL ATLANTA, LLC,
a Georgia limited liability company
CARE MEDICAL OF AUGUSTA, LLC,
a Georgia limited liability company
CARE MEDICAL OF GAINESVILLE, LLC,
a Georgia limited liability company
CARE MEDICAL SAVANNAH, LLC,
a Georgia limited liability company
BLACK BEAR MEDICAL, INC.,
a Maine corporation
COASTAL MED-TECH CORP.,
a Maine corporation
BLACK BEAR MEDICAL NH, INC.,
a New Hampshire corporation
HEALTH TECHNOLOGY RESOURCES, L.L.C.,
an Illinois limited liability company
NORCAL RESPIRATORY, INC.,
a California corporation
ACCESS RESPIRATORY HOME CARE, L.L.C.,
a Louisiana limited liability company
MEDICAL WEST HEALTHCARE CENTER, LLC,
a Missouri limited liability company
OXYGEN PLUS,
a California corporation
MED SUPPLY CENTER, INC.,
a Mississippi corporation
MAYHUGH DRUGS, INC.,
a Florida corporation
SOUTHEASTERN BIOMEDICAL SERVICES, LLC,
a Kentucky limited liability company
THRIFT HOME CARE, INC.,
a Mississippi corporation

	By:	(signed) “Gregory Crawford”
Name: Gregory Crawford
Title: President

GUARANTORS (continued):

HECKMAN HEALTHCARE SERVICE & SUPPLIES INC.,

an Illinois corporation

AT HOME HEALTH EQUIPMENT, LLC, an Indiana limited liability company

SEMO DRUGS-CARE PLUS OF MO, INC.,

a Missouri corporation

100 W. COMMERCIAL STREET, LLC,

a Missouri limited liability company

SLEEPWELL, LLC,

a Georgia limited liability company

TUSCAN, INC.,

an Ohio corporation

GOOD NIGHT MEDICAL, LLC,

an Ohio limited liability company

GOOD NIGHT MEDICAL OF OHIO, LLC,

an Ohio limited liability company

GOOD NIGHT MEDICAL OF TEXAS, INC.,

a Texas corporation

RESPICARE, INC.,

a California corporation

SLEEP HEALTH DIAGNOSTICS, LLC, an Ohio limited liability company

METRO-MED, INC.,

a California corporation

METRO-MED, INC. - LOS ALAMITOS,

a California corporation

METRO-MED, INC. - VENTURA,

a California corporation

HOMETOWN MEDICAL LLC,

a Mississippi limited liability company

By:	(signed) “Gregory Crawford”
Name: Gregory Crawford
Title: President

ADMINISTRATIVE AGENT:	FIRST-CITIZENS BANK & TRUST COMPANY

	By:	(signed) “Andres Alev”
Name: Andres Alev
Title: Director

LENDERS:	FIRST-CITIZENS BANK & TRUST COMPANY

	By:	(signed) “Andres Alev”
Name: Andres Alev
Title: Director

LENDERS (continued):	SILICON VALLEY BANK

	By:	(signed) “Erin Robinson”
Name: Erin Robinson
Title: Managing Director

LENDERS (continued):	OLD NATIONAL BANK

	By:	(signed) “James Goody”
Name: James Goody
Title: Senior Vice President

LENDERS (continued):	CADENCE BANK

	By:	(signed) “Gregory M. Ratliff”
Name: Gregory M. Ratliff
Title: Senior Vice President

LENDERS (continued):	BANK OF HOPE

	By:	(signed) “Mohammad Hassan”
Name: Mohammad Hassan
Title: SVP

LENDERS (continued):	FIFTH THIRD BANK, NATIONAL ASSOCIATION

	By:	(signed) “Timothy Egliff”
Name: Timothy Egliff
Title: SVP

LENDERS (continued):	KEYBANK NATIONAL ASSOCIATION

	By:	(signed) “Amy S. Becker”
Name: Amy S. Becker
Title: Senior Vice President

LENDERS (continued):	BANK OF THE WEST

	By:	(signed) “Adam Shifrin”
Name: Adam Shifrin
Title: Director

DISCLOSURE SCHEDULES

TO

AMENDED AND RESTATED CREDIT AND GUARANTY AGREEMENT

1.01(a)	Existing Letters of Credit
1.01(b)	Excluded Accounts
2.01	Commitments and Pro Rata Shares
5.10	Insurance
5.13	Capitalization
5.17	IP Rights
5.20(a)	Locations of Real Property
5.20(b)	Locations of Tangible Personal Property
5.20(c)	Locations of Chief Executive Office
5.24	Material Contracts
5.25	Accounts
5.36(a)	Compliance of Products
5.36(b)	Required Healthcare Authorizations
5.37	Inventory Suppliers
6.18	Post-Closing Covenants
7.01	Indebtedness Existing on the Closing Date
7.02	Liens Existing on the Closing Date
7.03	Investments Existing on the Closing Date
12.02	Certain Addresses for Notices

Schedule 1.01(a)

Existing Letters of Credit

None.

Schedule 1.01(b)

Excluded Accounts

Loan Party	Bank	Account Number	Account Description
Acadia Medical Supply, Inc.	Katahdin Tr	[REDACTED]	Checking Account
Black Bear Medical, Inc.	TD Bank	[REDACTED]	Checking Account
Care Medical of Athens, Inc.	BB&T	[REDACTED]	Checking Account
Coastal Med-Tech Corp.	TD Bank	[REDACTED]	Checking Account
Cooley Medical Equipment, Incorporated	5/3 Bank	[REDACTED]	Checking Account
Cooley Medical Equipment, Incorporated	City National	[REDACTED]	Checking Account
Legacy Oxygen and Home Care Equipment, LLC	BB&T	[REDACTED]	Checking Account
Resource Medical Group, LLC	BB&T	[REDACTED]	Checking Account
Riverside Medical, Inc.	Hardin City Bank	[REDACTED]	Checking Account
West Home Health Care, Inc.	BB&T	[REDACTED]	Checking Account
NorCal Respiratory, Inc.	Banner Bank	[REDACTED]	Checking Account
Access Respiratory Home Care, L.L.C.	Regions Bank	[REDACTED]	Checking Account
Medical West Healthcare Center, LLC	Enterprise Bank	[REDACTED]	Checking Account
Oxygen Plus	Mechanics Bank	[REDACTED]	Checking Account
Oxygen Plus	Mechanics Bank	[REDACTED]	Checking Account
Med Supply Center, Inc.	BancorpSouth Bank	[REDACTED]	Checking Account
Med Supply Center, Inc.	BancorpSouth Bank	[REDACTED]	Checking Account
Med Supply Center, Inc.	CB&S Bank	[REDACTED]	Checking Account
Mayhugh Drugs, Inc.	Wells Fargo	[REDACTED]	Checking Account
Mayhugh Drugs, Inc.	Wells Fargo	[REDACTED]	Checking Account
Thrift Home Care, Inc.	Regions Bank	[REDACTED]	Checking Account
Heckman Healthcare Service & Supplies Inc.	First Mid Bank & Trust	[REDACTED]	Checking Account
Heckman Healthcare Service & Supplies Inc.	First Mid Bank & Trust	[REDACTED]	Checking Account
Heckman Healthcare Service & Supplies Inc.	First Mid Bank & Trust	[REDACTED]	Savings Account
At Home Health Equipment, LLC	KeyBank	[REDACTED]	Checking Account
At Home Health Equipment, LLC	KeyBank	[REDACTED]	Savings Account
At Home Health Equipment, LLC	Huntington Bank	[REDACTED]	Checking Account
Semo Drugs-Care Plus of MO, Inc.	Senath State Bank	[REDACTED]	Checking Account
Sleepwell, LLC	Suntrust (now Truist)	[REDACTED]	Checking Account
Tuscan, Inc.	Chase Bank	[REDACTED]	Checking Account
Good Night Medical, LLC	Chase Bank	[REDACTED]	Checking Account
Good Night Medical of Ohio, LLC	Chase Bank	[REDACTED]	Checking Account
Good Night Medical of Texas, Inc.	Chase Bank	[REDACTED]	Checking Account
Metro-Med, Inc.	Wells Fargo	[REDACTED]	Checking Account
Metro-Med, Inc.	Citizens Business Bank	[REDACTED]	Checking Account
Metro-Med, Inc.	Citizens Business Bank	[REDACTED]	Checking Account
Hometown Medical LLC	River Hills Bank	[REDACTED]	Checking Account
Health Technology Resource	5/3 Bank	[REDACTED]	Checking Account

Schedule 2.01

Commitments and Pro Rata Shares

Commitments ($)
Lender	Revolving Loan	Initial Term Loan	Delayed Draw Term Loan	Pro Forma Total Allocation
FIRST-CITIZENS BANK & TRUST COMPANY	$4,000,000.00	$1,000,000.00	$17,000,000.00	$22,000,000.00
OLD NATIONAL BANK	$3,090,909.09	$772,727.27	$13,136,363.64	$17,000,000.00
SILICON VALLEY BANK	$2,727,272.73	$681,818.18	$11,590,909.09	$15,000,000.00
BANK OF HOPE	$2,545,454.55	$636,363.63	$10,818,181.82	$14,000,000.00
FIFTH THIRD BANK, NATIONAL ASSOCIATION	$2,363,636.36	$590,909.10	$10,045,454.54	$13,000,000.00
KEYBANK NATIONAL ASSOCIATION	$2,363,636.36	$590,909.10	$10,045,454.54	$13,000,000.00
BANK OF THE WEST	$1,818,181.82	$454,545.45	$7,727,272.73	$10,000,000.00
CADENCE BANK	$1,090,909.09	$272,727.27	$4,636,363.64	$6,000,000.00
Total	$20,000,000.00	$5,000,000.00	$85,000,000.00	$110,000,000.00

Commitments (%)
Lender	Revolving Loan	Initial Term Loan	Delayed Draw Term Loan	Pro Forma Total Allocation
FIRST-CITIZENS BANK & TRUST COMPANY	20.0000000%	20.0000000%	20.0000000%	20.0000000%
OLD NATIONAL BANK	15.4545455%	15.4545454%	15.4545455%	15.4545455%
SILICON VALLEY BANK	13.6363637%	13.6363636%	13.6363636%	13.6363636%
BANK OF HOPE	12.7272728%	12.7272726%	12.7272727%	12.7272727%
FIFTH THIRD BANK, NATIONAL ASSOCIATION	11.8181818%	11.8181820%	11.8181818%	11.8181818%
KEYBANK NATIONAL ASSOCIATION	11.8181818%	11.8181820%	11.8181818%	11.8181818%
BANK OF THE WEST	9.0909091%	9.0909090%	9.0909091%	9.0909091%
CADENCE BANK	5.4545455%	5.4545454%	5.4545455%	5.4545455%
Total	100.0000000%	100.0000000%	100.0000000%	100.0000000%

Schedule 5.10

Insurance

Insured	Carrier	Policy Number	Type of Coverage	Expiration Date	Amount of Coverage/Deductible
Quipt Home Medical Inc., et al	Hartford Fire Insurance Company	61UUNDI4592	Blanket Business Personal Property	01/01/2023	$17,255,000/$2,500 at all locations except $10,000 at the following locations: (a) 437 Portsmouth Avenue, Suite, 4 Greenland, NH (b) 275 Marginal Way, Portland, ME (c) 4821 Waters Ave, Savannah, GA
Quipt Home Medical Inc., et al	Benchmark Insurance Company	D1021G55286	Commercial General Liability	01/01/2023	$1,000,000 (each occurrence, damage to rented premises and personal injury); $3,000,000 (general aggregate and products liability); and $5,000 (medical expense for any one person)
Quipt Home Medical Inc., et al	Benchmark Insurance Company	UM102155296	Excess Liability	01/01/2023	$10,000,000 (each occurrence and in the aggregate)
Quipt Home Medical Inc., et al	Hartford Insurance Company of Southeast	61WEAR6HR2	Workers’ Compensation and Employers’ Liability	01/01/2023	$1,000,000 (each accident, disease (each employee))
Quipt Home Medical Inc., et al	Hartford Casualty Insurance Company	61UENDI4937	Automobile Liability	01/01/2023	$1,000,000 (Combined Single Limit Each Accident)

Schedule 5.13

Capitalization

Shareholder	Issuer	Type of Organization	State of Formation	Outstanding Equity	Certificate Number	Percentage Ownership
QHM Holdings Inc.	Patient-Aids, Inc.	Corporation	Kentucky	675 Class B Nonvoting common shares, 75 Class A Voting common shares, and 53.6207 Class A Voting common shares	4NV and 5V	100%
QHM Holdings Inc.	West Home Health Care, Inc.	Corporation	Virginia	10,000 common shares	2	100%
QHM Holdings Inc.	Black Bear Medical Group, Inc.	Corporation	Maine	1,000,000 common shares	2	100%
QHM Holdings Inc.	Resource Medical, Inc.	Corporation	South Carolina	1,000,000 common shares	2	100%
QHM Holdings Inc.	Acadia Medical Supply, Inc.	Corporation	Maine	100 common shares	4	100%
QHM Holdings Inc.	Cooley Medical Equipment, Incorporated	Corporation	Kentucky	200 common shares	2	100%

QHM Holdings Inc.	Riverside Medical, Inc.	Corporation	Tennessee	666 2/3 common shares	8	100%
QHM Holdings Inc.	Central Oxygen, Inc.	Corporation	Indiana	100 common shares	8	100%
Quipt Home Medical, Inc.	QHM Holdings Inc.	Corporation	Delaware	1 common share & 1 common share	5	100%
Quipt Home Medical, Inc.	Patient Home Monitoring, Inc.	Corporation	Washington	100,000 common shares	A2	100%
Care Medical Partners LLC	Care Medical of Athens, Inc.	Corporation	Georgia	100,000 common shares	2	100%
Black Bear Medical Group, Inc.	Black Bear Medical NH, Inc.	Corporation	New Hampshire	10,000 common shares	2	100%
Black Bear Medical Group, Inc.	Coastal Med-Tech Corp.	Corporation	Maine	3,000 common shares	2	100%
Black Bear Medical Group, Inc.	Black Bear Medical, Inc.	Corporation	Maine	3,000 common shares	2	100%
Care Medical Partners LLC	Care Medical Atlanta, LLC	Limited Liability Company	Georgia	100% of the ownership units	N/A	100%
Care Medical Partners LLC	Care Medical of Augusta, LLC	Limited Liability Company	Georgia	100% of the ownership units	N/A	100%
Care Medical Partners LLC	Care Medical of Gainesville, LLC	Limited Liability Company	Georgia	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Care Medical Partners LLC	Limited Liability Company	Georgia	100% of the ownership units	N/A	100%
Care Medical Partners LLC	Care Medical Savannah, LLC	Limited Liability Company	Georgia	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Health Technology Resources, L.L.C.	Limited Liability Company	Illinois	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Legacy Oxygen and Home Care Equipment, LLC	Limited Liability Company	Kentucky	100% of the ownership units	N/A	100%
Resource Medical, Inc.	Resource Medical Group, LLC	Limited Liability Company	South Carolina	100% of the ownership units	N/A	100%
Resource Medical, Inc.	Resource Medical Group of Charleston, LLC	Limited Liability Company	South Carolina	100% of the ownership units	N/A	100%
QHM Holdings Inc.	NorCal Respiratory, Inc.	Corporation	California	5,000 common shares	4	100%
QHM Holdings Inc.	Access Respiratory Home Care, L.L.C.	Limited Liability Company	Louisiana	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Medical West Healthcare Center, LLC	Limited Liability Company	Missouri	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Oxygen Plus	Corporation	California	1,000 common shares	3	100%
QHM Holdings Inc.	Med Supply Center, Inc.	Corporation	Mississippi	1,000 common shares	2A	100%
QHM Holdings Inc.	Mayhugh Drugs, Inc.	Corporation	Florida	500 common shares	2A	100%
QHM Holdings Inc.	Southeastern Biomedical Services, LLC	Limited Liability Company	Kentucky	100% of the ownership units	N/A	100%

QHM Holdings Inc.	Thrift Home Care, Inc.	Corporation	Mississippi	1,000 common shares	4	100%
QHM Holdings Inc.	Heckman Healthcare Service & Supplies Inc.	Corporation	Illinois	780 common shares	19	100%
QHM Holdings Inc.	At Home Health Equipment, LLC	Limited Liability Company	Indiana	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Semo Drugs-Care Plus of MO, Inc.	Corporation	Missouri	100 common shares	3	100%
Semo Drug-Care Plus of Mo, Inc.	100 W. Commercial Street, LLC	Limited Liability Company	Missouri	100% of the ownership units	N/A	100%
QHM Holdings Inc.	Sleepwell, LLC	Limited Liability Company	Georgia	100% of the ownership units	N/A	100%
Sleepwell, LLC	Tuscan, Inc.	Corporation	Ohio	750 common shares	2A	100%
QHM Holdings Inc.	Good Night Medical, LLC	Limited Liability Company	Ohio	100% of the ownership units	N/A	100%
Good Night Medical, LLC	Good Night Medical of Ohio, LLC	Limited Liability Company	Ohio	100% of the ownership units	N/A	100%
Good Night Medical, LLC	Good Night Medical of Texas, Inc.	Corporation	Texas	1,500 common shares	2A	100%
Good Night Medical, LLC	Respicare, Inc.	Corporation	California	10,000 common shares	A2	100%
Good Night Medical, LLC	Sleep Health Diagnostics, LLC	Limited Liability Company	Ohio	100% of the ownership units	N/A	100%
Good Night Medical, LLC	Metro-Med, Inc.	Corporation	California	1234.568 common shares	9	100%
Metro-Med, Inc.	Metro-Med, Inc.- Los Alamitos	Corporation	California	4,000 common shares	2	100%
Metro-Med, Inc.	Metro-Med, Inc.- Ventura	Corporation	California	4,000 common shares	2	100%
QHM Holdings Inc.	Hometown Medical LLC	Limited Liability Company	Mississippi	100% of the ownership units	N/A	100%

Schedule 5.17

IP Rights

None.

Schedule 5.20(a)

Locations of Real Property

Loan Party	Address	Owned/Leased/ Operated by Third Party	Name and Address of Owner (if leased) or Third-Party Operator (if operated by a third party)
Quipt Home Medical Inc.	1019 Town Drive, Wilder, Kentucky 41076*	Leased	Greg Crawford, LLC 10 Mitchell Hill Ft. Thomas, KY 41075
Central Oxygen, Inc.	4501 W Williamsburg Blvd. Muncie IN 47304	Leased	Jon Lewis 246 Elysian Dr Mooresville, NC 28117
Riverside Medical, Inc.	275 A Eureka St. Savannah TN, 38372	Leased	Samuel Patrick Godwin 309 Horse Creek Rd. Savannah, TN 38372
Riverside Medical, Inc.	77 Crye Leike Drive Fort Oglethorpe, GA 30742	Leased	Crye-Leike Commercial Broker 1510 Gunbarrel Road, Suite 100 Chattanooga, TN 37421
Riverside Medical, Inc.	3021 HWY 45 Bypass, Suite 110 Jackson, TN 38305	Leased	B M Properties P.O. Box 11632 Jackson, TN 38308
Cooley Medical Equipment, Incorporated	1070 Riverside Dr Prestonsburg KY, 41653	Leased	Spurlock Holdings, LLC 119 East Court Street, 2A Prestonsburg, KY 41653
Cooley Medical Equipment, Incorporated	5311 KY RT 321 Ste 4-5 Prestonsburg, KY 41653	Leased	Riverside Investments, Inc. 119 East Court St – 2A Prestonsburg KY, 41653
Cooley Medical Equipment, Incorporated	500 Village Lane Hazard, KY 41701	Leased	Hazard Village SPE,LLC PO Box 996 Cullman, AL 35056
Cooley Medical Equipment, Incorporated	4201 Produce Road Louisville, KY 40218	Leased	Ramco Partners, LLC P.O. Box 22249 Louisville, KY 40252
Cooley Medical Equipment, Incorporated	1316 S Broadway Lexington, KY 40504	Leased	Starstone, LLC 1050 Monarch St. Suite 200 Lexington, KY 40513
Cooley Medical Equipment, Incorporated	613 Park Ave SW Norton, VA 24273	Leased	Sturgill Real Estate Group LLC 801 Sunset Drive Suite E-5 Johnson City, TN 37604
Acadia Medical Supply, Inc.	274 Main Street Fort Fairfield, ME 04742	Leased	Clark Realty PO Box 54 Caribou, ME 04736
Acadia Medical Supply, Inc.	62 West Main Street, Suite 105, Fort Kent, ME 04743	Leased	Paradis Brothers Enterprise P.O. Box 230 Fort Kent, ME 04743
Acadia Medical Supply, Inc.	830 Main Street, Suite B1 Presque Isle, ME 04769	Leased	Aroostook Center Mall Realty Holdings LLC 1010 Northern Boulevard Great Neck, NY 11024

Acadia Medical Supply, Inc.	104 Bangor Street, Suite B Houlton, ME 04730	Leased	Jonathan M. Ross 104 Bangor Street Houlton, ME 04730
Resource Medical, Inc.	110A Aztec Court Duncan, SC 29334	Leased	Resource Land, LLC PO Box 26778 Greenville, SC 29616
Care Medical Partners LLC	1242 Prince Ave Athens , GA 30606	Leased	William C. Childers 153 West Lake Court Athens, GA 30606
Resource Medical Group of Charleston, LLC	4042 Ashley Phosphate Rd. N. Charleston, SC 29418	Leased	Blizzard Family Limited Partnership PO Box 60565 North Charleston, SC 29419
Resource Medical Group of Charleston, LLC	1406 J Commerce Place Myrtle Beach, SC 29577	Leased	Kevin Murray P.O. Box 3071 Myrtle Beach, SC 29576
Resource Medical Group of Charleston, LLC	1180 Ribaut Road, Suite 2 Beaufort, SC 29902	Leased	Diamond Plaza LLC 1180 Ribaut Road, Unit #8 Beaufort, SC 29902
Resource Medical Group, LLC	1401 St. Andrews Road, Suite 150 Columbia, SC 29210	Leased	Resource Properties Inc PO Box 11312 Columbia, SC 29211
Resource Medical Group, LLC	1823 Greenville Street Anderson, SC 29621	Leased	Bourne Highway 81, LLC P.O. Box 11610 Columbia, SC 29211
Care Medical Atlanta, LLC	3145 Gateway Dr., Suite C Norcross, GA 30092	Leased	Barton Poolos Properties PO Box 101739 Atlanta, GA 30392
Care Medical Partners, LLC	145 Andrew Drive Suite B Stockbridge, GA 30281	Leased	RKS Enterprises, LLC 145 Andrew Drive, Ste 200 Stockbridge, GA 30281
Care Medical of Augusta, LLC	118 N Belair Rd, Unit 2 Evans, GA 30809	Leased	Jeb Boggus Construction, LLC 118 N. Belair Road-Unit #1 Evans, GA 30809
Care Medical of Gainesville, LLC	955 Interstate Ridge Dr. Gainesville, GA 30501	Leased	Presco Properties P.O. Box 1462 Gainesville, GA 30503
Care Medical Savannah, LLC	1010 East Victory Dr Unit G Savannah, GA 31404	Leased	Burl D. Claborn Jr 1010 E. Victory Dr Unit B Savannah, GA 31405

Care Medical Savannah, LLC	4821 Waters Ave. Savannah, GA 31404	Leased	IPI Medical Arts, LLC 201 N. Columbia Avenue, Suite C Rincon, GA 31326
Black Bear Medical NH, Inc.	6 Loudon Road Concord, NH 03301	Leased	JP Irving, LLC PO Box 1374 Concord, NH 03302
Black Bear Medical, Inc.	275 Marginal Way Portland, ME 04101	Leased	Diamond Street LLC PO Box 1080 Yarmouth, ME 04096
Coastal Med-Tech Corp.	1113 Stillwater Avenue Bangor, ME 04401	Leased	Grin N Bearit LLC 7 Tote Rd Cape Elizabeth, ME 04107
Coastal Med-Tech Corp.	25 Douglas Highway Ellsworth, ME 04605	Leased	Dale I. Hadlock & Mary C. Hadlock 197 Washington Junction Road Hancock, ME 04640
Coastal Med-Tech Corp.	475 Pleasant Street Lewiston, ME 04240	Leased	Ginette A. Gladu P.O. Box 1037 Lewiston, ME 04243
Coastal Med-Tech Corp.	826 Kennedy Memorial Drive Oakland, ME 04963	Leased	826 KMD, LLC P.O. Box 375 Waterville, ME 04903
Black Bear Medical NH, Inc.	437 Portsmouth Ave Unit 4 Greenland, NH 03840	Leased	ABC Portsmouth Ave, LLC 437 Portsmouth Ave. Greenland, NH 03840
West Home Health Care, Inc.	2026 Dabney Rd. Suite C Richmond, VA 23230	Leased	2026 Dabney Road Henrico LLC PO Box 669 Ashland, VA 23005
Legacy Oxygen & Home Care Equipment, LLC	800 Broadway St. Paducah, KY 42001	Leased	Greg Crawford, LLC 10 Mitchell Hill Ft. Thomas, KY 41075
Legacy Oxygen & Home Care Equipment, LLC	924 S 12th Street Murray, KY 42071	Leased	Boone, Inc. 605 Main Street Murray, KY 42071
Legacy Oxygen & Home Care Equipment, LLC	707 South Main Street Marion, KY 42064	Leased	Wright Price Rentals 115 Morningside Drive Marion, KY 42064
Legacy Oxygen & Home Care Equipment, LLC	101 Nebo Road, Suite E &F Madisonville, KY 42431	Leased	Longview Development Inc. 717 Princeton Road Madisonville, KY 42431

Patient-Aids, Inc.	100 Crossing Drive Wilder, Kentucky 41076	Leased	Greg Crawford, LLC 10 Mitchell Hill Ft. Thomas, KY 41075
Patient-Aids, Inc.	5665 Creek Road Blue Ash, OH 45242	Leased	Gallenstein Investments, LLC 6801 Creek Road Blue Ash, OH 45242
Patient-Aids, Inc.	1488 C Old Lebanon Road Campbellsville, KY 42718	Leased	Wesley Paul Johnson, Jr. 324 North Shore Drive Campbellsville, KY 42718
Patient-Aids, Inc.	4901 Century Plaza Road Indianapolis, IN 46254	Leased	Greg Crawford, LLC 10 Mitchell Hill Ft. Thomas, KY 41075
Patient-Aids, Inc.	3158 Mapleleaf Drive Lexington, KY 40509	Leased	Greg Crawford, LLC 10 Mitchell Hill Ft. Thomas, KY 41075
Patient-Aids, Inc.	2050 Versailles Rd. Lexington, KY	Leased	Encompass Health P.O. Box 933603 Atlanta, GA 31193
Sleepwell, LLC	1122 E 72nd Street Savannah, GA 31405	Leased	MB One Capital LLC 126 E. Liberty Savannah, GA 31401
Health Technology Resources, L.L.C.	1400 E. Lake Cook Rd., Suite 170 Buffalo Grove, IL 60089	Leased	Chevy Chase Business Park c/o Hamilton Partners 300 Park Blvd. #201 Itasca, IL 60143
NorCal Respiratory, Inc.	3075/3077 Crossroads Drive Redding, CA 96003	Leased	Rehmann Real Estate LLC 15915 El Camino Robles Redding, California 96001
NorCal Respiratory, Inc.	5345 Dunsmuir Avenue Dunsmuir, California 96025	Leased	John and Laura Geil PO Box 427 Lake, Oswego, OR 97034
NorCcal Respiratory, Inc.	2619 Forest Avenue, Suite 100 Chico, California 95928	Leased	Johnston Family Trust 1350 East Lessen Avenue Chico, California 95926
Access Respiratory Home Care, L.L.C.	4031 Veterans Blvd., Metairie, Louisiana 70002	Leased	Jude Properties, LLC 100 Sena Drive, Metairie, Louisiana 70005 Attn: Howard Held
Access Respiratory Home Care, L.L.C.	5417 Johnston Street, Lafayette, Louisiana 70503	Leased	Time Plaza, LLC 500 Dover Boulevard, Suite 110 Lafayette, Louisiana 70503

Access Respiratory Home Care, L.L.C.	676 Time Saver Avenue New Orleans, Louisiana 70123	Leased	Medical Specialties, Inc. 676 Time Saver Avenue New Orleans, Louisiana 70123 Attn: Foster (Duke) Johns, III
Medical West Healthcare Center, LLC	444 S. Brentwood Blvd., Clayton, Missouri 63105	Leased	Sandler Asset Investments Limited, LLC #2 Ridgewood Street St. Louis, MO 63124
Medical West Healthcare Center, LLC	4630 Mexico Road, St. Peters, Missouri 63376	Leased	Executive Properties LLC 4680 Mexico Road St. Peters, Missouri 63376
Medical West Healthcare Center, LLC	19 and 20 Ronnie’s Plaza, St. Louis, Missouri 63128	Leased	Ronnie’s Plaza, Inc. 1034 S Brentwood Blvd, Suite 1200 St. Louis, MO 63117
Oxygen Plus	130 La Casa Via, Suite 106 Walnut Creek, California 94598	Leased	David’s Management 1807-H Santa Rita Rd. #342 Pleasanton, CA 94566
Med Supply Center, Inc.	1021 City Avenue North, Ripley, Mississippi 38663	Leased	JBM Leasing, LLC P.O. Box 8 Ripley, Mississippi 38663
Med Supply Center, Inc.	507 S Fulton Drive, Corinth, Mississippi 38834	Leased	Core Fulton Crossing LLC PO Box 11126 Fayetteville, AR 72703
Med Supply Center, Inc.	716 West Bankhead Street, New Albany, Mississippi 38652	Leased	Cousar Enterprises, LLC P.O. Box 993 New Albany, MS 38652
Mayhugh Drugs, Inc.	1855 Cassat Ave, Suite 6-7 Jacksonville, FL 32210	Leased	360FIVE LLC 7643 Gate Pkwy Suite 104-686 Jacksonville, FL 32256
Mayhugh Drugs, Inc.	1360 Mason Ave Suite # 2 Daytona Beach , FL	Leased	Solomon's Wisdom LLLP 810 Wildwood Street, Suite #1 Daytona Beach, FL 32117
Mayhugh Drugs, Inc.	401 E. 23rd Street, Unit H Panama City, FL	Leased	Emerald Coastal Property Management, Inc. 13220 Panama City Beach Pkwy Panama City Beach, FL 32413
Southeastern Biomedical Services, LLC	404 6th Street South Clanton, Alabama 35045	Leased	Flathead LLC P.O. Box 1336 Clanton, Alabama 35046
Thrift Home Care, Inc.	119 W. Presley Blvd, Suite C, McComb, Mississippi 39648	Leased	Presley Blvd. Properties, Inc. 3030 Wardlaw Road McComb, Mississippi 39648
Thrift Home Care, Inc.	850 Brookhaven Blvd, Brookhaven, Mississippi 39601	Leased	Brookhaven I LLC & Brookhaven II LLC c/o ECMC, Inc. 5350 Poplar Ave, Suite 200 Memphis, Tennessee 38119

Heckman Healthcare Service & Supplies Inc.	1969 North Main, Decatur, Illinois 62526	Owned	N/A
Heckman Healthcare Service & Supplies Inc.	1950 North Church Street, Decatur, Illinois 62526	Owned	N/A
Heckman Healthcare Service & Supplies Inc.	1996 North Church Street, Decatur, Illinois 62526	Owned	N/A
Heckman Healthcare Service & Supplies Inc.	197 West Garfield, Decatur, Illinois 62526	Owned	N/A
At Home Health Equipment, LLC	2432 Lake Circle Drive, Indianapolis, Indiana 46268	Leased	Willow Lake Shopping Center USRP Will East LLC 3055 Solutions Center Chicago, IL 60677
At Home Health Equipment, LLC	4305-4337 West 96th Street Indianapolis, Indiana 46268	Leased	STOS Corp FBO Indy Portfolio Holdings LLC PO Box 22107 Tampa, FL 33622
At Home Health Equipment, LLC	14299 West Commerce Road Daleville, Indiana 47334	Leased	GAP 6, LLC c/o Indiana Property, LLC 900 East Streeter Avenue Muncie, Indiana 47303 Attn: Laura Beaty
At Home Health Equipment, LLC	Stop 11 Crossing, Suite 102, 103, 104 and 105 7930 S. Emerson Ave Indianapolis, Indiana 46237	Leased	ROL II, LLC 6350 Rucker Road, Suite 101 Indianapolis, Indiana 46220 Attn: Adam Hill
At Home Health Equipment, LLC	5325 Industrial Road Fort Wayne, Indiana 46825	Leased	Tippmann & Dumas, LLC 1021 S. Calhoun Street Fort Wayne, Indiana 46802 Attn: David Dumas
At Home Health Equipment, LLC	200 E. Lincoln Road, Kokomo, Indiana 46902	Leased	First Church of the Nazarene 2734 S. Washington Street Kokomo, Indiana 46902 Attn: Timothy Gates
At Home Health Equipment, LLC	3505 North Home Street, Ste 110 Mishawaka, Indiana 46545	Leased	Home Street Business Center 3505 North Home Street, Suite 110 Mishawaka, Indiana 46545

At Home Health Equipment, LLC	50 Spruce Street, Terre Haute, Indiana 47808	Leased	Canew Inc of Vigo County c/o Newlin-Miller Realtors 601 Ohio St. P.O. Box 9626 Terre Haute, Indiana 47808 Attn: Dana Danford
At Home Health Equipment, LLC	5142 A Old Boonville Hwy Evansville, Indiana 47715	Leased	WEB Enterprises, LLC 4918 Temple Ave, Suite E Evansville, Indiana 47715
Semo Drugs-Care Plus of MO, Inc.	400 US 49 Paragould, Arkansas 72450	Leased	Hollis Medical Clinic 400 US 49, STE 2 Paragould, Arkansas 72450
100 W. Commercial Street, LLC	100 W. Commercial Street, Senath, Missouri 63876	Owned	N/A
Sleepwell, LLC	215 Sheraton Blvd, Macon, Georgia 31210	Leased	MB One Capital, LLC 126 E. Liberty Savannah, GA 31401
Sleepwell, LLC	275 Sheraton Blvd., Suite 200 Macon, Georgia 31210	Leased	275 Sheraton, LLC 275 Sheraton Blvd, Suite 100 Macon, GA 31210
Sleepwell, LLC	2145 Roswell Rd, Suite 80, Marietta, Georgia 30062	Leased	The Shops At East Lake, LLC 85-A Mill Street, Suite 100 Roswell, GA 30075
Sleepwell, LLC	340 Hodgson Ct, Suite 1 Savannah, Georgia 31406	Leased	LWD Properties, LLC 1132 Wilmington Island Road Savannah, GA 31410
Sleepwell, LLC	1821 Whittlesey Rd, Suite 200 Columbus, Georgia 31904	Leased	Coldwell Banker Commercial Kennon, Parker, Duncan & Key 1025 First Avenue Columbus, GA 31901
Tuscan, Inc.	1450 Hanes Road, Suite D Beavercreek, OH 45434	Leased	Reichley Professional Building 1450 Hanes Road, Suite B Beavercreek, OH 45434
Good Night Medical of Texas, Inc.	7042 Alamo Downs Pkwy Suite 500 San Antonio, Texas 78238	Leased	Commerce Center EPA, LLC 2515 Boardwalk Street San Antonio, TX 78217
Good Night Medical, LLC	220 Swanton Street Winchester, Massachusetts 01890	Leased	Parkview Condo Trust 200 Swanton Street Winchester, Massachusetts 01890
Good Night Medical, LLC	405 Owen Drive, Suite 202 Fayetteville, North Carolina 28304	Leased	RJ Rental Properties, LLC 450 Owen Drive Fayetteville, North Carolina 28304

Good Night Medical, LLC	6901 Dallas St., Suite D Fort Smith, Arkansas 72903	Leased	Rl LaRoche Properties 2409 South 56th St, Suite 116 Ft. Smith, AR 72903
Good Night Medical, LLC	8999 Gemini Pkwy, Suite 220 Columbus, Ohio 43240	Leased	Wallace Enterprises Limited Partnership 8999 Gemini Parkway Columbus, Ohio 43240 Attn: Craig Wallace
Good Night Medical, LLC	5370-A Sunset Blvd., Suite A Lexington, South Carolina 29072	Leased	Harold R. and Denise K. Thomas PO Box 2529 Lexington, South Carolina 29071
Good Night Medical of Texas, Inc.	10920 Switzer Ave, Suite 106 Dallas, Texas 75238	Leased	9100 JCF, LLC PO Box 470577 Ft. Worth. TX 76147
Metro-Med, Inc.	359 East Magnolia Blvd Unit B Burbank, California 91502	Leased	The Rubinfeld Family Limited Partnership 1812 W Burbank Blvd #972 Burbank, California 91506
Metro-Med, Inc.	4435 McGrath Street, Suite 310 Ventura, California 93003	Leased	Harbor View LP 1666 20th Street, Suite 100 Santa Monica, California 90404
Respicare, Inc.	5470 W. Spruce Street, Suite 104 Fresno, California 93722	Leased	McCaffrey Development, L.P. 7020 North Van Ness Boulevard Fresno, California 93711 Attn: Sherri Dodd
Hometown Medical LLC	814 Belmont St, Vicksburg, Mississippi 39180	Leased	Eagle Ridge Development, LLC 1485 Warriors Trail Vicksburg, Mississippi 39180 Attn: David Hosemann
Hometown Medical LLC	2600 Lakeland Dr, Flowood, Mississippi 39232	Leased	Eagle Ridge Development, LLC 1485 Warriors Trail Vicksburg, Mississippi 39180 Attn: David Hosemann
Patient-Aids, Inc.	28 Alexandria Pike, Ft. Thomas, KY 41075	Leased	Greg Crawford, LLC 10 Mitchell Hill Ft. Thomas, KY 41075

Schedule 5.20(b)

Location of Tangible Personal Property

Loan Party	Address
Quipt Home Medical Inc.	1019 Town Drive, Wilder, Kentucky 41076* and 100 Crossing Dr., Wilder, Kentucky 41076
At Home Health Equipment, LLC	4305-4337 West 96th Street Indianapolis, Indiana 46268
Patient-Aids, Inc.	3158 Mapleleaf Drive Lexington, KY 40509
Mayhugh Drugs, Inc.	1855 Cassat Ave, Suite 6-7 Jacksonville, FL 32210
Access Respiratory Home Care, L.L.C.	4031 Veterans Blvd., Metairie, Louisiana 70002

Schedule 5.20(c)

Locations of Chief Executive Office, Tax Payer Identification, Organizational Identification

Loan Party	Chief Executive Office	Taxpayer Identification Number	Organizational Identification Number
Quipt Home Medical Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	6397133
QHM Holdings Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	6397132
Patient Home Monitoring, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	602962896
Central Oxygen, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	197912-215
Riverside Medical, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	000300606
Cooley Medical Equipment, Incorporated	1019 Town Drive, Wilder, KY 41076	[REDACTED]	0174225
Acadia Medical Supply, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	20012625 D
Resource Medical, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	170427-0913371
Care Medical Partners LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	13031092
Resource Medical Group, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	20319621-9
Resource Medical Group of Charleston, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	20406567-0
Care Medical of Athens, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	J513440
Care Medical Atlanta, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	09069881

Care Medical of Augusta, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	07013386
Care Medical of Gainesville, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	0565294
Care Medical Savannah, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	09083082
Black Bear Medical Group, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	20170884 D
Black Bear Medical, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	19952683 D
Coastal Med-Tech Corp.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	19981387 D
Black Bear Medical NH, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	584975
West Home Health Care, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	02809382
Legacy Oxygen & Home Care Equipment, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	0622542
Patient-Aids, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	0165057
Health Technology Resources, L.L.C.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	0035348-5
NorCal Respiratory, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2747630
Access Respiratory Home Care, L.L.C.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	35145486K
Medical West Healthcare Center, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	LC0082660
Oxygen Plus	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2801750
Med Supply Center, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	946283

Mayhugh Drugs, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	J68490
Southeastern Biomedical Services, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	1172518
Thrift Home Care, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	679765
Heckman Healthcare Service & Supplies Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	52930626
At Home Health Equipment, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	1997010187
Semo Drugs-Care Plus of MO, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	00478762
100 W. Commercial Street, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	LC1801996
Sleepwell, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	0413088
Tuscan, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	847217
Good Night Medical, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2179138
Good Night Medical of Ohio, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2198507
Good Night Medical of Texas, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	800123629
Respicare, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2532703
Sleep Health Diagnostics, LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2198506
Metro-Med, Inc.	1019 Town Drive, Wilder, KY 41076	[REDACTED]	1005306
Metro-Med, Inc.- Los Alamitos	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2262269

Metro-Med, Inc.- Ventura	1019 Town Drive, Wilder, KY 41076	[REDACTED]	2262273
Hometown Medical LLC	1019 Town Drive, Wilder, KY 41076	[REDACTED]	718115

Schedule 5.24

Material Contracts

1.	Real property leases for the locations set forth on Schedule 5.20(a).
2.	Employment Agreement with Gregory Crawford.
3.	Employment Agreement with Hardik Mehta.

Schedule 5.25

Accounts

Loan Party	Bank	Account Number	Account Description
Acadia Medical Supply, Inc.	Katahdin Tr	[REDACTED]	Checking Account
Acadia Medical Supply, Inc.	PNC Bank	[REDACTED]	Checking Account
Black Bear Medical NH, Inc.	PNC Bank	[REDACTED]	Checking Account
Black Bear Medical, Inc.	PNC Bank	[REDACTED]	Checking Account
Black Bear Medical, Inc.	TD Bank	[REDACTED]	Checking Account
Care Medical of Athens, Inc.	BB&T	[REDACTED]	Checking Account
Care Medical of Athens, Inc.	PNC Bank	[REDACTED]	Checking Account
Care Medical Atlanta, LLC	PNC Bank	[REDACTED]	Checking Account
Care Medical of Augusta, LLC	PNC Bank	[REDACTED]	Checking Account
Care Medical of Gainesville, LLC	PNC Bank	[REDACTED]	Checking Account
Care Medical Savannah, LLC	PNC Bank	[REDACTED]	Checking Account
Central Oxygen, Inc.	PNC Bank	[REDACTED]	Checking Account
Coastal Med-Tech Corp.	PNC Bank	[REDACTED]	Checking Account
Coastal Med-Tech Corp.	PNC Bank	[REDACTED]	Checking Account
Coastal Med-Tech Corp.	TD Bank	[REDACTED]	Checking Account
Cooley Medical Equipment, Incorporated	5/3 Bank	[REDACTED]	Checking Account
Cooley Medical Equipment, Incorporated	City National	[REDACTED]	Checking Account
Cooley Medical Equipment, Incorporated	PNC Bank	[REDACTED]	Checking Account
Legacy Oxygen and Home Care Equipment, LLC	BB&T	[REDACTED]	Checking Account

Legacy Oxygen and Home Care Equipment, LLC	PNC Bank	[REDACTED]	Checking Account
Patient-Aids Inc.	PNC Bank	[REDACTED]	Checking Account
Patient-Aids Inc.	PNC Bank	[REDACTED]	Checking Account
Quipt Home Medical Inc.	PNC Bank	[REDACTED]	Checking Account
Resource Medical Group of Charleston, LLC	PNC Bank	[REDACTED]	Checking Account
Resource Medical Group, LLC	PNC Bank	[REDACTED]	Checking Account
Resource Medical Group, LLC	BB&T	[REDACTED]	Checking Account
Riverside Medical, Inc.	Hardin City Bank	[REDACTED]	Checking Account
Riverside Medical, Inc.	PNC Bank	[REDACTED]	Checking Account
West Home Health Care, Inc.	BB&T	[REDACTED]	Checking Account
West Home Health Care, Inc.	PNC Bank	[REDACTED]	Checking Account
NorCal Respiratory, Inc.	Banner Bank	[REDACTED]	Checking Account
Access Respiratory Home Care, L.L.C.	Regions Bank	[REDACTED]	Checking Account
Medical West Healthcare Center, LLC	Enterprise Bank	[REDACTED]	Checking Account
Oxygen Plus	Mechanics Bank	[REDACTED]	Checking Account
Oxygen Plus	Mechanics Bank	[REDACTED]	Checking Account
Med Supply Center, Inc.	BancorpSouth Bank	[REDACTED]	Checking Account
Med Supply Center, Inc.	BancorpSouth Bank	[REDACTED]	Checking Account
Med Supply Center, Inc.	CB&S Bank	[REDACTED]	Checking Account
Mayhugh Drugs, Inc.	Wells Fargo	[REDACTED]	Checking Account

Mayhugh Drugs, Inc.	Wells Fargo	[REDACTED]	Checking Account
Thrift Home Care, Inc.	Regions Bank	[REDACTED]	Checking Account
Heckman Healthcare Service & Supplies Inc.	First Mid Bank & Trust	[REDACTED]	Checking Account
Heckman Healthcare Service & Supplies Inc.	First Mid Bank & Trust	[REDACTED]	Checking Account
Heckman Healthcare Service & Supplies Inc.	First Mid Bank & Trust	[REDACTED]	Savings Account
At Home Health Equipment, LLC	KeyBank	[REDACTED]	Checking Account
At Home Health Equipment, LLC	KeyBank	[REDACTED]	Savings Account
At Home Health Equipment, LLC	Huntington Bank	[REDACTED]	Checking Account
Semo Drugs-Care Plus of MO, Inc.	Senath State Bank	[REDACTED]	Checking Account
Sleepwell, LLC	Suntrust (now Truist)	[REDACTED]	Checking Account
Tuscan, Inc.	Chase Bank	[REDACTED]	Checking Account
Good Night Medical, LLC	Chase Bank	[REDACTED]	Checking Account
Good Night Medical of Ohio, LLC	Chase Bank	[REDACTED]	Checking Account
Good Night Medical of Texas, Inc.	Chase Bank	[REDACTED]	Checking Account
Metro-Med, Inc.	Wells Fargo	[REDACTED]	Checking Account
Metro-Med, Inc.	Citizens Business Bank	[REDACTED]	Checking Account
Metro-Med, Inc.	Citizens Business Bank	[REDACTED]	Checking Account
Hometown Medical LLC	River Hills Bank	[REDACTED]	Checking Account
SE Biomedical Holdco LLC	PNC Bank	[REDACTED]	Checking Account

Health Technology Resource	5/3 Bank	[REDACTED]	Checking Account
Heckman Healthcare Servic Sup- Go	First Citizens	[REDACTED]	Checking Account
Heckman Healthcare Servics Sup-No	First Citizens	[REDACTED]	Checking Account
Thrift Home Care, Inc./Gov't	First Citizens	[REDACTED]	Checking Account
Thrift Home Care, Inc - Non-Gov't	First Citizens	[REDACTED]	Checking Account
SE Biomedical Holdco LLC-	First Citizens	[REDACTED]	Checking Account
QHM Holdings Inc.	First Citizens	[REDACTED]	Checking Account
Quipt Home Medical Inc. - Operating	First Citizens	[REDACTED]	Checking Account
Quipt Home Medical Inc. -Controlled Disburseme	First Citizens	[REDACTED]	Checking Account
Acadia Medical Supply, Inc- Govt	First Citizens	[REDACTED]	Checking Account
Acadia Medical Supply, Inc - Non Go	First Citizens	[REDACTED]	Checking Account
Cooley Medical Equipment, Inc. - Go	First Citizens	[REDACTED]	Checking Account
Cooley Medical Equipment - Non- Go	First Citizens	[REDACTED]	Checking Account
Riverside Medical, Inc. - Gov't	First Citizens	[REDACTED]	Checking Account
Riverside Medical, Inc. - Non Gov't	First Citizens	[REDACTED]	Checking Account
West Home Healthcare, Inc. - Govt	First Citizens	[REDACTED]	Checking Account
West Home Healthcare, Inc. - Non Go	First Citizens	[REDACTED]	Checking Account
Patient Aids, Inc - Govt	First Citizens	[REDACTED]	Checking Account

Patient Aids, Inc. - Non Govt	First Citizens	[REDACTED]	Checking Account
Legacy Oxygen Home Care Equip - G	First Citizens	[REDACTED]	Checking Account
Legacy Oxygen Home Care Equip -No	First Citizens	[REDACTED]	Checking Account
Health Technology Resources - Govt	First Citizens	[REDACTED]	Checking Account
Health Technology Resources - Non	First Citizens	[REDACTED]	Checking Account
Resource Medical, Inc. - Govt	First Citizens	[REDACTED]	Checking Account
Resource Medical, Inc.- Non Govt	First Citizens	[REDACTED]	Checking Account
Black Bear Medical Group, Inc. - Go	First Citizens	[REDACTED]	Checking Account
Black Bear Medical Group, Inc. - No	First Citizens	[REDACTED]	Checking Account
Care Medical Partners LLC - Govt	First Citizens	[REDACTED]	Checking Account
Care Medical Partners LLC - Non Gov	First Citizens	[REDACTED]	Checking Account
Tuscan, Inc. - Govt	First Citizens	[REDACTED]	Checking Account
Tuscan, Inc. - Non-Govt	First Citizens	[REDACTED]	Checking Account
Sleepwell, LLC - Govt	First Citizens	[REDACTED]	Checking Account
Sleepwell, LLC - Non Govt	First Citizens	[REDACTED]	Checking Account
Mayhugh's Drugs, Inc. - Govt	First Citizens	[REDACTED]	Checking Account
Mayhugh's Drugs, Inc. - Non Govt	First Citizens	[REDACTED]	Checking Account
Semo Drugs - Care Plus Of Mo, Inc -	First Citizens	[REDACTED]	Checking Account
Semo Drugs - Care Plus Of Mo - Non	First Citizens	[REDACTED]	Checking Account

Med Supply Center, Inc. - Govt	First Citizens	[REDACTED]	Checking Account
Med Supply Center, Inc. - Non Govt	First Citizens	[REDACTED]	Checking Account
Oxygen Plus, Inc. - Govt	First Citizens	[REDACTED]	Checking Account
Oxygen Plus, Inc. - Non Govt	First Citizens	[REDACTED]	Checking Account

Schedule 5.36(a)

Compliance of Products

1.	On June 14, 2021, Royal Philips initiated a voluntary recall notification with the U.S. Food and Drug Administration for certain Philips BiPAP, CPAP and mechanical ventilator devices that the Loan Parties distribute and sell (the “Philips Recall”). The Loan Parties do not know the full scope of the potential risks that may arise from the Philips Recall.

Schedule 5.36(b)

Required Healthcare Authorizations

1.	Governmental Approvals: The Loan Parties hold PTAN/Provider Numbers and Medicaid Numbers which permit them to do business with Medicare and Medicaid. Such numbers are as follows and cover the locations set forth below:

A.	Medicare:

Loan Party	State/Location/Region (as applicable)	Medicare Jurisdiction	PTAN/Provider Number
Acadia Medical Supply, Inc.	Fort Kent, ME	A	[REDACTED]
Acadia Medical Supply, Inc.	Fort Fairfield, ME	A	[REDACTED]
Acadia Medical Supply, Inc.	Presque Isle, ME	A	[REDACTED]
Acadia Medical Supply, Inc.	Houlton, ME	A	[REDACTED]
Black Bear Medical, Inc.	Portland, ME	A	[REDACTED]
Black Bear Medical NH, Inc.	Greenland, NH	A	[REDACTED]
Black Bear Medical NH, Inc.	Concord, NH	A	[REDACTED]
Care Medical of Athens, Inc.	Athens, GA	C	[REDACTED]
Care Medical of Gainesville, LLC	Gainesville, GA	C	[REDACTED]
Care Medical of Augusta, LLC	Evans, GA	C	[REDACTED]
Care Medical Atlanta, LLC	Norcross, GA	C	[REDACTED]
Care Medical Atlanta, LLC	Fayetteville, GA	C	[REDACTED]
Care Medical Savannah, LLC	Savannah, GA	C	[REDACTED]
Coastal Med-Tech Corp.	Bangor, ME	A	[REDACTED]
Coastal Med-Tech Corp.	Ellsworth, ME	A	[REDACTED]
Coastal Med-Tech Corp.	Lewiston, ME	A	[REDACTED]
Coastal Med-Tech Corp.	Waterville, ME	A	[REDACTED]
Cooley Medical Equipment, Incorporated	Prestonsburg, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Hazard, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Louisville, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Lexington, KY	B	[REDACTED]
Cooley Medical Equipment, Incorporated	Norton, VA	C	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	Paducah, KY	B	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	Murray, KY	B	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	Marion, KY	B	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	Madisonville	B	[REDACTED]
Patient-Aids, Inc.	Wilder, KY	B	[REDACTED]
Patient-Aids, Inc.	Blue Ash, OH	B	[REDACTED]
Patient-Aids, Inc.	Campbellsville, KY	B	[REDACTED]
Patient-Aids, Inc.	Indianapolis, IN	B	[REDACTED]
Patient-Aids, Inc.	Lexington, KY	B	[REDACTED]
Resource Medical Group, LLC	Duncan, SC	C	[REDACTED]
Resource Medical Group of Charleston, LLC	N. Charleston, SC	C	[REDACTED]
Resource Medical Group of Charleston, LLC	Myrtle Beach, SC	C	[REDACTED]
Resource Medical Group of Charleston, LLC	Beaufort, SC	C	[REDACTED]
Resource Medical Group, LLC	Columbia, SC	C	[REDACTED]
Resource Medical Group, LLC	Anderson, SC	C	[REDACTED]
Riverside Medical, Inc.	Savannah, TN	C	[REDACTED]

Riverside Medical, Inc.	Fort Oglethorpe, GA	C	[REDACTED]
Riverside Medical, Inc.	Jackson, TN	C	[REDACTED]
West Home Health Care, Inc.	Richmond, VA	C	[REDACTED]
NorCal Respiratory, Inc.	Redding, CA	D	[REDACTED]
Access Respiratory Home Care, L.L.C.	Metairie, LA	C	[REDACTED]
Access Respiratory Home Care, L.L.C.	Lafayette, LA	C	[REDACTED]
Medical West Healthcare Center, LLC	Clayton, MO	D	[REDACTED]
Medical West Healthcare Center, LLC	St. Louis, MO	D	[REDACTED]
Medical West Healthcare Center, LLC	St. Peters, MO	D	[REDACTED]
Oxygen Plus	Walnut Creek, CA	D	[REDACTED]
Med Supply Center, Inc.	Ripley, MS	C	[REDACTED]
Med Supply Center, Inc.	Corinth, MS	C	[REDACTED]
Med Supply Center, Inc.	New Albany, MS	C	[REDACTED]
Mayhugh Drugs, Inc.	Jacksonville, FL	C	[REDACTED]
Thrift Home Care, Inc.	McComb, MS	C	[REDACTED]
Thrift Home Care, Inc.	Brookhaven, MS	C	[REDACTED]
Heckman Healthcare Service & Supplies Inc.	Decatur, IL	B	[REDACTED]
At Home Health Equipment, LLC	Indianapolis, IN	B	[REDACTED]
Semo Drugs-Care Plus of MO, Inc.	Senath, MO	D	[REDACTED]
Semo Drugs-Care Plus of MO, Inc.	Paragould, AR	D	[REDACTED]
Sleepwell, LLC	Marietta, GA	C	[REDACTED]
Sleepwell, LLC	Macon, GA	C	[REDACTED]
Sleepwell, LLC	Savannah, GA	C	[REDACTED]
Sleepwell, LLC	Columbus, GA	C	[REDACTED]
Tuscan, Inc.	Beavercreek, OH	B	[REDACTED]
Good Night Medical of Ohio, LLC	Ft. Smith, AR	C	[REDACTED]
Good Night Medical of Ohio, LLC	Winchester, MA	C	[REDACTED]
Good Night Medical of Ohio, LLC	Columbus, OH	C	[REDACTED]
Good Night Medical of Ohio, LLC	Fayetteville, NC	A	[REDACTED]
Good Night Medical of Texas, Inc.	Dallas, TX	C	[REDACTED]
Good Night Medical of Texas, Inc.	San Antonio, TX	C	[REDACTED]
Respicare, Inc.	Fresno, CA	D	[REDACTED]
Sleep Health Diagnostics, LLC	Woodstock, GA	C	[REDACTED]
Sleep Health Diagnostics, LLC	Cumming, GA	C	[REDACTED]
Metro-Med, Inc.	Burbank, CA	D	[REDACTED]
Metro-Med, Inc. - Ventura	Ventura, CA	D	[REDACTED]
Hometown Medical LLC	Vicksburg, MS	C	[REDACTED]
Hometown Medical LLC	Flowood, MS	C	[REDACTED]

B.	Medicaid:

Loan Party	State	Medicaid Supplier Numbers
Acadia Medical Supply, Inc.	ME	[REDACTED]
Acadia Medical Supply, Inc.	ME	[REDACTED]
Acadia Medical Supply, Inc.	ME	[REDACTED]
Acadia Medical Supply, Inc.	ME	[REDACTED]
Black Bear Medical, Inc.	ME	[REDACTED]
Black Bear Medical NH, Inc.	NH	[REDACTED]

Black Bear Medical NH, Inc.	NH	[REDACTED]
Care Medical of Athens, Inc.	GA	[REDACTED]
Care Medical of Gainesville, LLC	GA	[REDACTED]
Care Medical of Augusta, LLC	GA	[REDACTED]
Care Medical Atlanta, LLC	GA	[REDACTED]
Care Medical Atlanta, LLC	GA	[REDACTED]
Care Medical Savannah, LLC	GA	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Coastal Med-Tech Corp.	ME	[REDACTED]
Cooley Medical Equipment, Incorporated	KY	[REDACTED]
Cooley Medical Equipment, Incorporated	KY	[REDACTED]
Cooley Medical Equipment, Incorporated	KY	[REDACTED]
Cooley Medical Equipment, Incorporated	KY	[REDACTED]
Cooley Medical Equipment, Incorporated	VA	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	KY	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	IL	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	KY	[REDACTED]
Legacy Oxygen and Home Care Equipment, LLC	KY	[REDACTED]
Patient-Aids, Inc.	KY	[REDACTED]
Patient-Aids, Inc.	IN	[REDACTED]
Patient-Aids, Inc.	OH	[REDACTED]
Patient-Aids, Inc.	KY	[REDACTED]
Patient-Aids, Inc.	IN	[REDACTED]
Patient-Aids, Inc.	KY	[REDACTED]
Resource Medical Group, LLC	SC	[REDACTED]
Resource Medical Group of Charleston, LLC	SC	[REDACTED]
Resource Medical Group of Charleston, LLC	SC	[REDACTED]
Resource Medical Group of Charleston, LLC	SC	[REDACTED]
Resource Medical Group, LLC	SC	[REDACTED]
Resource Medical Group, LLC	SC	[REDACTED]
Riverside Medical, Inc.	TN	[REDACTED]
Riverside Medical, Inc.	GA	[REDACTED]
Riverside Medical, Inc.	GA	[REDACTED]
Riverside Medical, Inc.	TN	[REDACTED]
West Home Health Care, Inc.	VA	[REDACTED]
NorCal Respiratory, Inc.	CA	[REDACTED]
Access Respiratory Home Care, L.L.C.	LA	[REDACTED]
Medical West Healthcare Center, LLC	MO	[REDACTED]
Medical West Healthcare Center, LLC	MO	[REDACTED]
Medical West Healthcare Center, LLC	MO	[REDACTED]
Oxygen Plus	CA	[REDACTED]
Med Supply Center, Inc.	MS	[REDACTED]
Med Supply Center, Inc.	MS	[REDACTED]
Med Supply Center, Inc.	MS	[REDACTED]
Mayhugh Drugs, Inc.	FL	[REDACTED]
Thrift Home Care, Inc.	MS	[REDACTED]
Thrift Home Care, Inc.	MS	[REDACTED]

Heckman Healthcare Service & Supplies Inc.	IL	[REDACTED]
At Home Health Equipment, LLC	IN	[REDACTED]
Semo Drugs-Care Plus of MO, Inc.	MO	[REDACTED]
Semo Drugs-Care Plus of MO, Inc.	AR	[REDACTED] - Vent [REDACTED] - DME
Sleepwell, LLC	GA	[REDACTED]
Sleepwell, LLC	GA	[REDACTED]
Sleepwell, LLC	GA	[REDACTED]
Sleepwell, LLC	GA	[REDACTED]
Tuscan, Inc.	OH	[REDACTED]
Good Night Medical of Ohio, LLC	AR	[REDACTED] / [REDACTED]
Good Night Medical of Ohio, LLC	MA	[REDACTED] / [REDACTED]
Good Night Medical of Ohio, LLC	OH	[REDACTED]
Good Night Medical of Ohio, LLC	NC	[REDACTED]
Good Night Medical of Texas, Inc.	TX	[REDACTED]
Good Night Medical of Texas, Inc.	TX	[REDACTED]
Respicare, Inc.	CA	[REDACTED]
Metro-Med, Inc.	CA	[REDACTED]
Metro-Med, Inc.- Ventura	CA	[REDACTED]
Hometown Medical LLC	MS	[REDACTED]
Hometown Medical LLC	MS	[REDACTED]

2.	Permits and Licenses : The Loan Parties hold the following licenses, permits, certifications and accreditations:

License/Permit/Certificate	Applicable Branch	Licensing Agency
SC Non-Resident Medical Gases/Legend Devices Permit	Augusta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah	SC Board of Pharmacy
Surety Bonds	All CM	VGM Insurance
Idaho-Board of Pharmacy License	RMG	Idaho Board of Pharmacy
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	RMG	Connecticut DCP
Kentucky-Medicinal Gas Pharm Permit	RMG	Kentucky Board of Pharm
New Hampshire-Limited Retail Drug Distributor of Medical Gases	RMG	New Hampshire Board of Pharm
Surety Bonds	RMG	VGM Insurance
Louisiana-DME Permit	RMG	Louisiana Board of Pharm
Kentucky-HME License	RMG	Kentucky Board of Pharm
Arizona-CMG/DME Supplier	RMG	Arizona State Board of Pharm
Minnesota-Medical Gas Distributor License	RMG	Minnesota Board of Pharm
Indiana-Home Medical Equipment Service Provider	RMG	Indiana Board of Pharm
North Carolina DME Permit	RMG	NC Board of Pharm

Oregon-Medical Device, Equipment & Gas Outlet	RMG	Oregon Board of Pharm
West Home-Medical Equipment Supplier Permit	Richmond	Virginia Department of Health Professions
Virginia-Medical Equipment Supplier Permit	RMG	Virginia Department of Health Professions
Drug & Device Registration	RMG	Pennsylvania DOH
West Home-Medical Equipment Supplier Permit	Farmville	Virginia Department of Health Professions
Liability Insurance	All CM	Pharmacist Mutual
Ohio- TDDD License	RMG	Ohio Board of Pharm
Oklahoma-Medical Gas Supplier	RMG	Oklahoma State Board of Pharm
SC Non-Resident Medical Gases/Legend Devices Permit	Charleston	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Myrtle	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Beaufort	SC Board of Pharmacy
Liability Insurance	West Home
SC Non-Resident Medical Gases/Legend Devices Permit	Duncan	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Augusta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Atlanta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah	SC Board of Pharmacy
Surety Bonds	All CM	VGM Insurance
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	RMG	Connecticut DCP
Kansas-Durable Medical Equipment Certificate	RMG	Kansas State Board of Pharm
Idaho-Board of Pharmacy License	RMG	Idaho Board of Pharmacy
DHH Permit (Medical Gases)	Lafayette	Department of Health & Hospitals
DHH Permit (Medical Devices)	Lafayette	Department of Health & Hospitals
DHH Permit (Medical Devices)	Opelousas	Department of Health & Hospitals
DHH Permit (Medical Gases)	Opelousas	Department of Health & Hospitals
New Hampshire-Limited Retail Drug Distributor of Medical Gases	RMG	New Hampshire Board of Pharm
Ohio-Home Medical Equipment Service Provider	RMG	Ohio Respiratory Care Board
Kansas-Durable Medical Equipment Certificate	Lafayette	Kansas State Board of Pharm
Ohio-Home Medical Equipment Service Provider	Lafayette	Ohio Respiratory Care Board

Mississippi Medical Equipment Supplier	Lafayette	Mississippi Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Paducah	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Murray	Kentucky Board of Pharm
Louisiana SOS- Sleep Management	Lafayette	Louisiana SOS
California-Home Medical Device Retail Registration	RMG	CA-Dept of Public Health
Surety Bonds	RMG	VGM Insurance
Alabama HME Service Providers	Lafayette	Alabama Board of HME
Ohio Bedding Registration- Patient Aids	Cincinnati	Department of Commerce
New Hampshire-Black Bear Medical	Greenland	New Hampshire SOS
Kentucky HME License-Legacy	Paducah	Kentucky Public Protection Cabinet
Kentucky HME License-Legacy	Murray	Kentucky Public Protection Cabinet
Kentucky HME License-Legacy	Marion	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Campbellsville	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Lexington (Versailles)	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Lexington (Mapleleaf)	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Wilder	Kentucky Public Protection Cabinet
Arizona-CMG/DME Supplier	RMG	Arizona State Board of Pharm
Ohio Bedding Registration- Patient Aids	Wilder	Department of Commerce
QHM Holdings Inc. (NV)- Articles of Incorp SOS	Nevada	State of Nevada SOS
Minnesota-Medical Gas Distributor License	RMG	Minnesota Board of Pharm
Arkansas-Supplier Medical Equipment License	RMG	Arkansas Board of Pharm
North Carolina DME Permit	RMG	NC Board of Pharm
Sanitizer Permit-Virginia	Farmville	Virginia Department of Health
Sanitizer Permit-Virginia	Richmond	Virginia Department of Health
Oregon-Medical Device, Equipment & Gas Outlet	RMG	Oregon Board of Pharm
Texas-Wholesale Distributor of Prescription Drugs	RMG	Texas Department of State Health Services
Drug & Device Registration	RMG	Pennsylvania DOH
Virginia-Medical Equipment Supplier Permit	RMG	Virginia Department of Health Professions
West Home-Medical Equipment Supplier Permit	Richmond	Virginia Department of Health Professions
West Home-Medical Equipment Supplier Permit	Farmville	Virginia Department of Health Professions
Ohio- TDDD License	RMG	Ohio Board of Pharm
Ohio- TDDD License (Patient Aids)	Cincinnati	Ohio Board of Pharm
Ohio- TDDD License (Patient Aids)	Wilder	Ohio Board of Pharm

Oklahoma-Medical Gas Supplier	RMG	Oklahoma State Board of Pharm
Tennessee HME License-Legacy	Paris	Department of Health
Tennessee Distributor License-Legacy	Paris	TN Department of Health
Surety Bonds- Black Bear Medical	All BB	Lexon Insurance Company
Surety Bonds- West Home Health	All West Home	Lexon Insurance Company
Surety Bonds- Resource Medical	All RMG	Lexon Insurance Company
Surety Bonds- Care Medical	All CM	Lexon Insurance Company
Surety Bonds- Patient Aids	All PA	Lexon Insurance Company
Surety Bonds- Legacy	All Legacy	Lexon Insurance Company
SC Non-Resident Medical Gases/Legend Devices Permit	Columbia	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Duncan	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Charleston	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Myrtle	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Atlanta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Augusta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Beaufort	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah	SC Board of Pharmacy
Idaho-Board of Pharmacy License	RMG	Idaho Board of Pharmacy
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	QHM Holdings Inc.	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	RMG	Connecticut DCP
Kentucky Medicinal Gas Permit- Patient Aids	Wilder	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Lexington (Mapleleaf)	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Paducah	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Marion	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Murray	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Campbellsville	Kentucky Board of Pharm
Ohio Bedding Registration- Patient Aids	Cincinnati	Department of Commerce
Louisiana-DME Permit	RMG	Louisiana Board of Pharm
Indiana Sterilization Permit - Wilder	Patient Aids-Wilder	Indiana State Dept of Health
Ohio Bedding Registration- Patient Aids	Wilder	Department of Commerce
Arizona-CMG/DME Supplier	RMG	Arizona State Board of Pharm
Minnesota-Medical Gas Distributor License	RMG	Minnesota Board of Pharm

Sanitizer Permit-Virginia	Richmond	Virginia Department of Health
Indiana-Home Medical Equipment Service Provider	RMG	Indiana Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Bangor	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Portland	Maine Board of Pharmacy
Indiana-HME Service Provider- Patient Aids	Indianapolis	Indiana Board of Pharm
Indiana-HME Service Provider- Patient Aids	Wilder	Indiana Board of Pharm
North Carolina DME Permit	RMG	NC Board of Pharm
Sanitizer Permit-Virginia	Farmville	Virginia Department of Health
Liability Insurance	ALL	Regions Ins Inc
Oregon-Medical Device, Equipment & Gas Outlet	RMG	Oregon Board of Pharm
West Home-Medical Equipment Supplier Permit	Richmond	Virginia Department of Health Professions
Drug & Device Registration	RMG	Pennsylvania DOH
Virginia-Medical Equipment Supplier Permit	RMG	Virginia Department of Health Professions
West Home-Medical Equipment Supplier Permit	Farmville	Virginia Department of Health Professions
Ohio- TDDD License (Patient Aids)	Blue Ash	Ohio Board of Pharm
Ohio- TDDD License (Patient Aids)	Wilder	Ohio Board of Pharm
Oklahoma-Medical Gas Supplier	RMG	Oklahoma State Board of Pharm
Illinois HME License- QHM Holdings Inc.	QHM Holdings Inc.	Department of Financial & Professional Regulation
Illinois HME License- Legacy	Paducah	Department of Financial & Professional Regulation
Illinois HME License- Legacy	Metropolis	Department of Financial & Professional Regulation
Tennessee HME License-Legacy	Paris	Department of Health
California-Home Medical Device Retail Registration	QHM Holdings Inc.	CA-Dept of Public Health
Surety Bonds- Black Bear Medical	All BB	Lexon Insurance Company
Surety Bonds- West Home Health	All West Home	Lexon Insurance Company
Surety Bonds- Resource Medical	All RMG	Lexon Insurance Company
Surety Bonds- Care Medical	All CM	Lexon Insurance Company
Surety Bonds- Patient Aids	All PA	Lexon Insurance Company
Surety Bonds- Legacy	All Legacy	Lexon Insurance Company
SC Non-Resident Medical Gases/Legend Devices Permit	Duncan	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Beaufort	SC Board of Pharmacy

SC Non-Resident Medical Gases/Legend Devices Permit	Charleston	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Columbia	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Myrtle	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Augusta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	College Park	SC Board of Pharmacy
Kentucky Medicinal Gas Permit- Legacy	Paducah	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Marion	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Murray	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Wilder	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Lexington (Mapleleaf)	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Campbellsville	Kentucky Board of Pharm
Idaho-Board of Pharmacy License	RMG	Idaho Board of Pharmacy
Ohio-HME Service Provider- Patient Aids	Blue Ash	Ohio Respiratory Care Board
Ohio-HME Service Provider- Patient Aids	Wilder	Ohio Respiratory Care Board
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	RMG	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	New Hampshire	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	QHM Holdings Inc.	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	Portland	Connecticut DCP
Ohio Bedding Registration- Patient Aids	Blue Ash	Department of Commerce
Louisiana-DME Permit (RMG)	RMG	Louisiana Board of Pharm
Louisiana-DME Permit (QHM Holdings Inc.)	Patient Home Monitoring, Inc.	Louisiana Board of Pharm
Indiana Sterilization Permit - Wilder	Patient Aids-Wilder	Indiana State Dept of Health
Kentucky HME License-Legacy	Paducah	Kentucky Public Protection Cabinet
Kentucky HME License-Legacy	Murray	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Campbellsville	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Lexington (Versailles)	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Lexington (Mapleleaf)	Kentucky Public Protection Cabinet
Kentucky HME License-Patient Aids	Wilder	Kentucky Public Protection Cabinet

Ohio Bedding Registration- Patient Aids	Wilder	Department of Commerce
Arizona-CMG/DME Supplier	RMG	Arizona State Board of Pharm
Minnesota-Medical Gas Distributor License	RMG	Minnesota Board of Pharm
Sanitizer Permit-Virginia	Richmond	Virginia Department of Health
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Bangor (BBM)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Portland (BBM)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Bangor (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Ellsworth (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Lewiston (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Waterville (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Wilton (CMT)	Maine Board of Pharmacy
Sanitizer Permit-Virginia	Farmville	Virginia Department of Health
North Carolina DME Permit	RMG	NC Board of Pharm
Idaho-Board of Pharmacy License	RMG	Idaho Board of Pharmacy
Liability Insurance	ALL	Regions Ins Inc
Oregon-Medical Device, Equipment & Gas Outlet	RMG	Oregon Board of Pharm
Texas-Wholesale Distributor of Prescription Drugs	RMG	Texas Department of State Health Services
West Home-Medical Equipment Supplier Permit	Richmond	Virginia Department of Health Professions
Drug & Device Registration	RMG	Pennsylvania DOH
Virginia-Medical Equipment Supplier Permit (RMG)	RMG	Virginia Department of Health Professions
Virginia-Medical Equipment Supplier Permit (QHM Holdings Inc.)	QHM Holdings Inc.	Virginia Department of Health Professions
West Home-Medical Equipment Supplier Permit	Farmville	Virginia Department of Health Professions
Ohio- TDDD License (Patient Aids)	Blue Ash	Ohio Board of Pharm
Ohio- TDDD License (Patient Aids)	Wilder	Ohio Board of Pharm
Oklahoma-Medical Gas Supplier	RMG	Oklahoma State Board of Pharm
Tennessee HME License-Legacy	Paris	Department of Health
California-Home Medical Device Retail Registration	QHM Holdings Inc.	CA-Dept of Public Health
Tennessee Distributor License-Legacy	Paris	TN Department of Health

Surety Bonds- Black Bear Medical	All BB	Lexon Insurance Company
Surety Bonds- West Home Health	All West Home	Lexon Insurance Company
Surety Bonds- Resource Medical	All RMG	Lexon Insurance Company
Surety Bonds- Care Medical	All CM	Lexon Insurance Company
Surety Bonds- Patient Aids	All PA	Lexon Insurance Company
Surety Bonds- Legacy	All Legacy	Lexon Insurance Company
SC Non-Resident Medical Gases/Legend Devices Permit	Duncan	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Beaufort	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Charleston	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Columbia	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Myrtle	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Augusta	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	College Park	SC Board of Pharmacy
Kentucky Medicinal Gas Permit- Legacy	Paducah	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Marion	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Murray	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Wilder	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Lexington (Mapleleaf)	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Campbellsville	Kentucky Board of Pharm
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	RMG	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	New Hampshire	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	QHM Holdings Inc.	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	Portland	Connecticut DCP
PAI CEDI Renewal	PAI	Medicare CEDI
West Home Health Care CEDI Renewal	West	Medicare CEDI
Black Bear Medical Inc. CEDI Renewal	Portland	Medicare CEDI
Black Bear Medical CEDI Renewal	Bangor	Medicare CEDI
Black Bear Medical CEDI Renewal	Greenland	Medicare CEDI

Resource Medical Group LLC CEDI Renewal	Resource	Medicare CEDI
Care Medical CEDI Renewal	Care	Medicare CEDI
Legacy Oxygen and Home Care Equipment LLC CEDI Renewal	Legacy	Medicare CEDI
Coastal Med Tech Inc	Bango	Medicare CEDI
Kentucky HME License-Legacy	Marion	Kentucky Public Protection Cabinet
Arizona-CMG/DME Supplier	QHM Holdings Inc.	Arizona State Board of Pharm
Indiana-HME Service Provider- Patient Aids	Indianapolis	Indiana Board of Pharm
Indiana-HME Service Provider- Patient Aids	Wilder	Indiana Board of Pharm
Indiana-HME Service Provider- Patient Home Monitoring	QHM Holdings Inc.	Indiana Board of Pharm
Ohio-HME Service Provider- Patient Aids	Blue Ash	Ohio Respiratory Care Board
Ohio-HME Service Provider- Patient Aids	Wilder	Ohio Respiratory Care Board
Kentucky HME License-Patient Home Monitoring	SanFrancisco	Kentucky Public Protection Cabinet
Illinois HME License- QHM Holdings Inc.	QHM Holdings Inc.	Department of Financial & Professional Regulation
Illinois HME License- Legacy	Paducah	Department of Financial & Professional Regulation
Illinois HME License- Legacy	Metropolis	Department of Financial & Professional Regulation
Georgia DME Permit-Gainesville	Gainesville	Department of Community Health
Georgia DME Permit-College Park	College Park	Department of Community Health
Georgia DME Permit-Savannah	Savannah	Department of Community Health
Georgia DME Permit-Augusta	Augusta	Department of Community Health
Georgia DME Permit-Athens	Athens	Department of Community Health
Liability Insurance	ALL	McGriffin Insurance Agency
Virginia Sanitizer Permit	Norton	Sanitzer
Oregon-Medical Device, Equipment & Gas Outlet	RMG	Oregon Board of Pharm
Texas-Wholesale Distributor of Prescription Drugs	RMG	Texas Department of State Health Services
Pennsylvania Drug & Device Registration	RMG	Pennsylvania DOH
Virginia-Medical Equipment Supplier Permit	Norton	Commonwealth of Virginia BOP
Virginia-Medical Equipment Supplier Permit (RMG)	RMG	Virginia Department of Health Professions
Virginia-Medical Equipment Supplier Permit	Richmond	Virginia Department of Health Professions
Ohio- TDDD License (Patient Aids)	Blue Ash	Ohio Board of Pharm
Ohio- TDDD License (Patient Aids)	Wilder	Ohio Board of Pharm
Ohio- TDDD License Tuscan	Beavercreek	Ohio Board of Pharm

Ohio Bedding Registration- Tuscan	Beavercreek	Department of Commerce
Oklahoma-Medical Gas Supplier	RMG	Oklahoma State Board of Pharm
Illinois HME License- HTR	Buffalo Grove	Dept of Financial & Prof Regulation
Home Medical Equipment Provider	Jacksonville	AHCA
Medical Oxygen Retail	Jacksonville	State of FL Department of Business
TN Medical Equipment Provider License	Savannah/Chatt	TN Department of Health
TN Wholesale Distributor License	Savannah	TN Department of Health
SC Non-Resident Medical Gases/Legend Devices Permit	Anderson	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Duncan	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Beaufort	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Charleston	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Columbia	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Myrtle	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Evans	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah CM	SC Board of Pharmacy
SC Non-Resident Medical Gases/Legend Devices Permit	Savannah SW	SC Board of Pharmacy
WV Sterilizer Permit	Pikeville	WV Division of Labor Bedding & Upholstery
Kentucky Medicinal Gas Permit- Cooley	Hazard	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Cooley	Lexington	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Cooley	Louisville	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Cooley	Prestonsburg	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Paducah	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Marion	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Murray	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Legacy	Madisonville	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Wilder	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Lexington (Mapleleaf)	Kentucky Board of Pharm
Kentucky Medicinal Gas Permit- Patient Aids	Campbellsville	Kentucky Board of Pharm
Ohio-HME Service Provider- Patient Aids	Blue Ash	Ohio Respiratory Care Board
Ohio-HME Service Provider- Patient Aids	Wilder	Ohio Respiratory Care Board
Ohio-HME Service Provider- Tuscan	Beavercreek	Ohio Respiratory Care Board
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	RMG	Connecticut DCP

Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	New Hampshire	Connecticut DCP
Connecticut-Wholesaler of Drugs, Cosmetics, & Medical Devices	Portland	Connecticut DCP
Medical Equipment Supplier	Riverside	Misssissippi Board of Pharmacy
Medical Equipment Supplier	Cornith	Misssissippi Board of Pharmacy
Medical Equipment Supplier	New Albany	Misssissippi Board of Pharmacy
Medical Equipment Supplier	Ripley	Misssissippi Board of Pharmacy
Medical Equipment Supplier	McComb	Misssissippi Board of Pharmacy
Medical Equipment Supplier	Brookhaven	Misssissippi Board of Pharmacy
NH Limited Retail Drug Distributor of Prescription Medical Devices/Gases	Greenland	NH Board of Pharamcy
NH Limited Retail Drug Distributor of Prescription Medical Devices/Gases	Concord	NH Board of Pharamcy
Wholesaler/Distributor Permit	Oakland	NH Board of Pharamcy
Georgia DME Permit-Gainesville	Gainesville	Department of Community Health
Georgia DME Permit-Norcross	Atlanta	Department of Community Health
Georgia DME Permit-Savannah	Savannah	Department of Community Health
Georgia DME Permit-Evans	Evans	Department of Community Health
Georgia DME Permit-Athens	Athens	Department of Community Health
Georgia DME Permit-fayetteville	Atlanta	Department of Community Health
Georgia DME Permit-Columbus	Columbus	Department of Community Health
Georgia DME Permit-Marietta	Marietta	Department of Community Health
Georgia DME Permit-Savannah	Savannah	Department of Community Health
Georgia DME Permit-Macon 275	Macon	Department of Community Health
Georgia DME Permit-Macon 215	Macon	Department of Community Health
Georgia DME Permit-Fort Oglethorpe	Macon	Department of Community Health
US DOT HAZMAT Cert	Ellsworth	US DOT
PHMSA USDOT 3280117	Georgia	PHMSA
PHMSA USDOT 2275635	Maine	PHMSA
Durable Medical Equipment Supplier	Chattanooga	Georgia Board of Pharmacy
CA Department of Public Health Food and Drug Branch	Walnut Creek	Home Medical Device Retail License
Indiana Sterilization Permit	Wilder	Indiana Dept of Health
CA Department of Public Health Food and Drug Branch	Walnut Creek	Home Medical Device Retail Exmeptee
Tennessee BOP Wholesale Distrubutor	Jackson	TN BOP
Louisiana DME Permit	Duncan	Louisiana Board of Pharmacy
FMCSA USDOT 3280117 5D82WE4Z MCS-150	Georgia	FMCSA
Kentucky HME License-Legacy	Marion	KY Dept of Professional Licensing
Kentucky HME License-Legacy	Paducah	KY Dept of Professional Licensing
Kentucky HME License-Legacy	Murray	KY Dept of Professional Licensing
Kentucky HME License-Legacy	Madisonville	KY Dept of Professional Licensing

Kentucky HME License-Patient Aids	Campbellsville	KY Dept of Professional Licensing
Kentucky HME License-Patient Aids	Lexington (Versailles)	KY Dept of Professional Licensing
Kentucky HME License-Patient Aids	Lexington (Mapleleaf)	KY Dept of Professional Licensing
Kentucky HME License-Patient Aids	Wilder	KY Dept of Professional Licensing
Ohio Bedding Registration- Patient Aids	Blue Ash	Department of Commerce
Kentucky HME License-Cooley Medical	Louisville	KY Dept of Professional Licensing
Kentucky HME License-Cooley Medical	Lexington	KY Dept of Professional Licensing
Kentucky HME License-Cooley Medical	Pikeville	KY Dept of Professional Licensing
Kentucky HME License-Cooley Medical	Prestonsburg	KY Dept of Professional Licensing
Kentucky HME License-Cooley Medical	Hazard	KY Dept of Professional Licensing
CA Department of Public Health Food and Drug Branch	Walnut Creek	Home Medical Device Retail Exmeptee
Ohio Bedding Registration- Patient Aids	Wilder	Department of Commerce
Tennessee BOP Wholesale Distrubutor	Chattanooga	TN BOP
FMCSA USDOT 2275635 7K39ZS2H MCS-150	Maine	FMCSA
Tennessee BOP Oxygen Supplier	Chattanooga	TN BOP
Virginia Sanitizer Permit	Richmond	Virginia Dept of Health
Minnesota-Medical Gas Distributor License	RMG	Minnesota Board of Pharm
Indiana Sterilization Permit	Louisville	Indiana State Department of Health
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Fort Fairfield	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Fort Kent	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Houlton	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Presque Isle	Maine Board of Pharmacy
Indiana-HME Service Provider- Patient Aids	Wilder	Indiana Board of Pharm
Indiana-HME Service Provider- Patient Aids	Indianapolis	Indiana Board of Pharm
Indiana-HME Service Provider- Cooley Medical	Louisville	Indiana Board of Pharm
Indiana-HME Service Provider- HTR	Buffalo Grove	Indiana Board of Pharm
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Portland (BBM)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Bangor (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Ellsworth (CMT)	Maine Board of Pharmacy
Maine Phamaceutical Manufacturer	Ellsworth (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Lewiston (CMT)	Maine Board of Pharmacy
Maine Retail Supplier of Medical Oxygen & Oxygen Devices	Oakland (CMT)	Maine Board of Pharmacy

Maine Phamaceutical Manufacturer	Oakland (CMT)	Maine Board of Pharmacy
North Carolina DME Permit	RMG	NC Board of Pharm
Idaho-Board of Pharmacy License	RMG	Idaho Board of Pharmacy
Supplier Medical Equipment	Paragould	Arkansas Board of Pharmacy
Supplier Medical Equipment	Senath	Arkansas Board of Pharmacy
Riverside Medical CEDI Renewal	Savannah	Medicare CEDI
Patient Aids Inc 0205040001	Wilder	Medicare CEDI
PTAN Revalidation	Wilder	CMS PTAN
PTAN Revalidation	Ellsworth	CMS PTAN
PTAN Revalidation AMS	Fort Fairfield	CMS PTAN
PTAN Revalidation BB	Portland	CMS PTAN
PTAN Revalidation SW	Savannah	CMS PTAN
PTAN Revalidation CME	Prestonsburg	CMS PTAN
PTAN Revalidation	Savannah	CMS PTAN
PTAN Revalidation	Campbellsville	CMS PTAN
PTAN Revalidation	Indianapolis	CMS PTAN
PAI CEDI Renewal	PAI	Medicare CEDI
West Home Health Care CEDI Renewal	West	Medicare CEDI
Black Bear Medical Inc. CEDI Renewal	Portland	Medicare CEDI
Black Bear Medical CEDI Renewal	Bangor	Medicare CEDI
Black Bear Medical CEDI Renewal	Greenland	Medicare CEDI
Resource Medical Group LLC CEDI Renewal	Resource	Medicare CEDI
Care Medical CEDI Renewal	Care	Medicare CEDI
Legacy Oxygen and Home Care Equipment LLC CEDI Renewal	Legacy	Medicare CEDI
Coastal Med Tech Inc	Bangor	Medicare CEDI
Care Medical of Gainesville	City of Gainesville	2020 Business License
Cooley Medical Inc.	City of Prestonsburg	2020 Business License
Cooley Medical Inc.	City of Norton	2020 Business License
Legacy Oxygen	Crittenden County	Net Profit License
Legacy Oxygen	Crittenden County	2020 Business License
Legacy Oxygen	City of Marion	2020 Business License
Patient Aids Inc.	Campbell County	2020 Occupational Tax and Business License
QHM Holdings Inc.	Delaware Sec of State	2019 Franchise Tax - business entity ID 6397132
Quipt Home Medical Inc.	Delaware Sec of State	2019 Franchise Tax - business entity ID 6397133
Resource Medical Group Charleston	City of Beaufort Business License	2020 Business License
Resource Medical Group Charleston	Dorchester County, SC	2019 Personal Property Tax

Resource Medical Group LLC	City of Columbia Business License	2020 Business License
Riverside Medical Inc.	City of Savannah	2019 Personal Property Tax
Riverside Medical Inc.	Hamilton County Assessor	Personal Property Assessment
Riverside Medical Inc.	Hardin County	2019 Personal Property Tax
RMC - Beaufort	Beaufort county, SC	2019 Personal Property Tax
RMC - Beaufort	Beaufort county, SC	2019 Personal Property Tax - Furniture and Fixtures
RMC - Myrtle beach	Horry County, SC	2019 Personal Property Tax
RMG - Columbia	Richland County, SC	2019 Personal Property Tax
RMG - Duncan	Spartanburg County, SC	2019 Personal Property Tax - Personal Property
RMG - Duncan	Spartanburg County, SC	2019 Personal Property Tax - Real Property
RMG - Duncan	Spartanburg County, SC	2019 Personal Property Tax - Furniture and Fixtures
RMG - Duncan	City of Spartanburg	2020 Business License
RMG - Duncan	City of Greenville	2020 Business License
West Home Healthcare	Virginia SOS	Annual Registration Fee
West Home Healthcare	Virginia SOS	2020 Annual Report
West Home Healthcare	Henrico County, VA	2019 Business License
Patient Aids Inc.	Taylor County Tax Assessor	Property Tax Return
Patient Aids Inc.	Fayette County Tax	Property Tax Return
Patient Aids Inc.	Campbell County	Property Tax Return
Cooley Medical Inc.	Fayette County Tax	Property Tax Return
Cooley Medical Inc.	Perry County Tax	Property Tax Return
Cooley Medical Inc.	Pike County Tax	Property Tax Return
Patient Aids Inc.	Campbell County	2021 Occupational Tax and Business License
Black Bear Medical North	State of Maine	Maine Resale Certificate
Black Bear Medical, Inc.	State of Maine	Maine Resale Certificate

3.	Provider Agreements: The Loan Parties have a multitude of provider arrangements and relationships which are either oral or for which the parties do not have a formal contract but which would constitute Healthcare Authorizations.

4.	Plans of Third Party Accreditation Agencies: The following Loan Parties are each party to plans of third-party accreditation agency, the Joint Commission:

Loan Party	Agency
Acadia Medical Supply, Inc.	The Joint Commission
Black Bear Medical, Inc.	The Joint Commission
Black Bear Medical NH, Inc.	The Joint Commission
Care Medical of Athens, Inc.	The Joint Commission
Care Medical of Gainesville, LLC	The Joint Commission
Care Medical of Augusta, LLC	The Joint Commission
Care Medical Atlanta, LLC	The Joint Commission
Care Medical Atlanta, LLC	The Joint Commission
Care Medical Savannah, LLC	The Joint Commission
Coastal Med-Tech Corp.	The Joint Commission
Cooley Medical Equipment, Inc.	The Joint Commission
Legacy Oxygen and Home Care Equipment, LLC	The Joint Commission
Patient-Aids, Inc.	The Joint Commission
Patient-Aids, Inc.	The Joint Commission
Patient-Aids, Inc.	The Joint Commission
Resource Medical Group, LLC	The Joint Commission
Resource Medical Group of Charleston, LLC	The Joint Commission
Riverside Medical, Inc.	The Joint Commission
West Home Health Care, Inc.	The Joint Commission
NorCal Respiratory, Inc.	The Joint Commission
Access Respiratory Home Care, L.L.C.	The Joint Commission
Medical West Healthcare Center, LLC	The Joint Commission
Oxygen Plus	The Joint Commission
Med Supply Center, Inc.	The Joint Commission
Mayhugh Drugs, Inc.	The Joint Commission
Thrift Home Care, Inc.	The Joint Commission
Heckman Healthcare Service & Supplies Inc.	The Joint Commission
At Home Health Equipment, LLC	The Joint Commission
Semo Drugs-Care Plus of MO, Inc.	The Joint Commission
Sleepwell, LLC	The Joint Commission
Tuscan, Inc.	The Joint Commission
Good Night Medical, LLC	The Joint Commission
Good Night Medical of Ohio, LLC	The Joint Commission
Good Night Medical of Texas, Inc.	The Joint Commission
Respicare, Inc.	The Joint Commission
Sleep Health Diagnostics, LLC	The Joint Commission
Metro-Med, Inc.	The Joint Commission
Metro-Med, Inc.- Los Alamitos	The Joint Commission
Metro-Med, Inc.- Ventura	The Joint Commission
Hometown Medical LLC	The Joint Commission

Schedule 5.37

Inventory Suppliers

1.	3B Medical Inc.
2.	4ward Medical, Inc
3.	ABMRC, LLC
4.	Accurate Biomed Services Inc
5.	Action Bag Company, Inc dba Action Health
6.	Activeaid, Inc
7.	Adaptive Switch Laboratories Inc
8.	Advanced Diagnostic Solutions Inc.
9.	AED Brands, LLC
10.	AG Industries
11.	Airgas USA, LLC
12.	Alex Orthopedic Inc.
13.	Allied Healthcare Products, Inc.
14.	Almost U, LLC
15.	Altimate Medical, Inc
16.	American Access
17.	American Breast Care, L.P.
18.	American Welding & Gas, Inc.
19.	Amerisourcebergen
20.	Amoena USA Corporation
21.	Anodyne
22.	Apex Foot Health Industries, LLC
23.	Apis Footwear Company
24.	Applied Home Healthcare Equipment
25.	Aspen Medical Products
26.	Aspen Seating, LLC
27.	Associated Cylinder Services and Restoration, LLC
28.	Augusta Medical Systems
29.	Barco Uniforms
30.	Barrington Ventures, Ltd
31.	Battery Outlet Inc
32.	Battle Creek Equipment
33.	Bear Down Brands LLC
34.	Bemes, Inc- Rental
35.	Beringer Drug Center
36.	BGR, Inc.

37.	Bio Compression Systems Inc.
38.	Biomedical Life Systems Inc.
39.	Bodypoint, Inc
40.	Bradley Health Services
41.	Breas Medical Inc.
42.	Breg, Inc
43.	Bright Way Group
44.	Broda Enterprises USA, Inc
45.	Bryan Medical Inc
46.	BSN Medical, Inc. / Essity
47.	Caire Inc.
48.	Calla Products, LLC
49.	Capman Inc.
50.	Cardinal Health at Home
51.	Careismatic Brands, Inc
52.	Carolon
53.	Cascade Designs
54.	CID Resources, Inc.
55.	Circadiance
56.	CIS - Cryogenic Inventory Solutions
57.	Clarke Healthcare Products
58.	Classique
59.	Comfortland Medical
60.	Compass Health
61.	Complete Medical Supplies
62.	Concordance Healthcare Solutions
63.	Contour Products, Inc
64.	Control Devices, LLC
65.	Convaid Products
66.	Core Products International, Inc
67.	CPAP Life LLC (Portable Outlet)
68.	CPAPhero Inc
69.	Dansko, LLC
70.	Denco
71.	DeRoyal Industries, Inc
72.	Design Veronique
73.	Dik Healthcare
74.	Disc Disease Solutions, Inc
75.	DJO, LLC

76. Drew Shoe Corporation
77. Drive Medical SPV, LLC.
78. East Coast Oxygen & Hydro Testing Inc.
79. EcoSox
80. Ed's Batteries, Inc
81. EHOB, Inc
82. Elite Orthopaedics, Inc.
83. Essential Medical Supply, Inc
84. ExcelHealth, Inc.
85. EZ-Access
86. Fisher & Paykel Healthcare
87. Freedom Designs, Inc
88. Gas and Supply
89. GCE Gas Control Equipment Inc
90. GEMCO Medical
91. George Alarm Co. Inc
92. GF Health Products, Inc
93. Glenn Medical
94. Golden Technologies
95. Gramp Lyford's Country Salve
96. Grove Medical, Inc
97. Handicare Accessibility Inc.
98. Handicare USA Inc
99. Hapad, Inc.
100. Harmar Mobility LLC
101. Harvy Surgical Supply Corp.
102. Healthcare Logiix Systems, LLC
103. HealthSmart International
104. Healthworks Medical
105. Hometown Medical LLC
106. Human Care
107. ILMO Products Company
108. IndeeLift Inc
109. Ing Source
110. Inhome Medical and Mobility Inc
111. Inogen
112. Inspire Medical Marketing
113. In-Step Mobility Products
114. International Biophysics Corporation (IBC)
115. Interstate All Battery Center
116. Invacare Corporation

117. I-Runner
118. Jobskin Division of Torbot
119. Jodee , Inc.
120. Justin Blair & Company
121. Juvo Products, LLC
122. Juzo
123. Kareco International Inc
124. Ki Mobility
125. Kinetec USA
126. Kinsman Enterprise, INC
127. Knit-Rite Therafirm
128. Koi Design. LLC
129. L&R USA INC.
130. La Pointique International Ltd
131. Lake Court Medical Supplies
132. Lamar Companies
133. Landau Apparel, LLC
134. Langer Biomechanics
135. Latitudes, Inc.
136. LaViliti Health Products
137. Levo USA, Inc
138. Lifeline
139. Linde Gas & Equipment Inc.
140. LiViliti Health Products
141. M&M Medical Equipment Repair, Inc.
142. Mada Medical Products
143. Mailender
144. Marlen Mfg. & Development Co.
145. Masimo Americas, Inc.
146. Maverick O2 & Respiratory Equip LLC
147. McKesson Medical
148. Medbloc Inc/Motion Concepts
149. Medela Inc
150. Medi USA, L.P.
151. Medical Equipment Repair, LLC
152. Medical Science Center
153. Medical Specialties, Inc.
154. Medline
155. MedMizer
156. MedVentures International Inc
157. Merits Health Products Inc

158. MES Inc
159. Messer LLC
160. Miller's Adaptive Technologies
161. Milliken Medical
162. MK Battery
163. Mother's Milk Inc. DBA Spectra Baby USA
164. Motion Composites
165. Naturs Designs, Inc
166. Nearly Me Technologies, LLC
167. NexAir, LLC
168. NGU, LLC
169. Nonin Medical, Inc.
170. Nova Medical Products
171. Novagenesis, LLC
172. Nu-Hope Laboratories Inc
173. O2 Concepts LLC
174. O2 Parts and Supplies LLC
175. Orthofeet
176. Ovation Medical
177. Oxus America, Inc.
178. OxyGo HQ Florida LLC
179. Ozarcgas Equipment & Supply Inc.
180. PDG Mobility
181. PEDIFIX, INC
182. Performance Health Supply, Inc.
183. Permobil
184. Personal Medical Corp.
185. PFW Holdco Inc. (formerly Propet USA Inc)
186. Philips RS North America LLC
187. Pitcock Biomedical Inc.
188. Prairie View Industries Inc
189. Precision Medical Parts and Repair, LLC
190. Preferred Medical, An NDC Company
191. Prestige Medical
192. Pride Mobility Products
193. Proactive Medical Products
194. Professional Medical INC
195. Quality Biomedical, Inc.
196. Quick Fill Mobile Oxygen LLC
197. R82

198. Raz Design Inc.
199. RCAI
200. ReOx Medical Services LLC
201. Repair Authority
202. Resmed Corp
203. Responsive Respiratory
204. Rexx Battery of Decatur
205. Rhythm Healthcare, LLC (Lifestyle Mobility))
206. Rifton Equipment
207. Roberts Oxygen Company, Inc.
208. Roho Incorporated
209. Rose Healthcare
210. Sharp Business Systems
211. Shoprider Mobility Products, Inc.
212. Signifier Medical Technologies LLC
213. Sigvaris
214. SimplyThick LLC
215. SleepGlad
216. SLEEPSAFE BEDS, LLC
217. Smart Caregiver Corp
218. Smiths Medical ASD, Inc
219. SnuggleHose
220. Solo Labarotories, Inc.
221. Somnetics International, Inc.
222. Southeast DME
223. Spirit Medical
224. SPS
225. St. Louis Furniture Transfer
226. Stable Step LLC/ Powerstep
227. Stander, Inc
228. Star Cushion Products, Inc.
229. State Wide Press
230. Stealth Products, LLC
231. Sunmed Group Holdings, LLC
232. Sunrise Medical (US) LLC
233. Sunset Healthcare Solutions
234. Supracor Inc
235. Surgical Appliance Industries
236. SyzMed
237. Tactile Systems Technology, Inc
238. Tennessee Medical Equipment, Inc.
239. Texas Medical Distributors, Inc

240. The Comfort Companies, Inc
241. The Sports Shop
242. Therafin Corp
243. Thomas J. Hartigan Enterprises, Inc.
244. TiSport LLC / TiLite
245. Torbot Group Inc
246. Townsend Thuasne USA
247. Trace Medical
248. Tripack Inc
249. Trulife
250. TwinMed, LLC
251. Uline

252. UniFirst Corporation-Thrift
253. United Ortho
254. USMED-Equip, LLC
255. Ventec Life Systems
256. Virginia Medical Repair
257. Vive Health
258. Walk Easy
259. Wear Ease Inc
260. White Cross 2809869 Canada Inc
261. Your Image Works
262. Yunga Tart LLC

Schedule 6.18

Post-Closing Covenants

Loan Parties shall satisfy and complete each of the following obligations, or provide Administrative Agent each of the items below, as applicable on or before the date indicated below (in each case, or such longer period acceptable to Administrative Agent in its sole discretion), all to the satisfaction of Administrative Agent in its sole and absolute discretion:

1.	By no later than ten (10) Business Days after the Closing Date, the Loan Parties shall deliver to Administrative Agent all original stock certificates so as to be in compliance with Section 6.14(b).

2.	By no later than thirty (30) days after the Closing Date, the Loan Parties shall deliver to Administrative Agent all additional insured and lender’s loss payable endorsements and meet all other requirements set forth in Section 6.07.

3.	By no later than forty-five (45) days after the Closing Date, the Loan Parties shall use commercially reasonable efforts to deliver to Administrative Agent Landlord Agreements for any location where the fair market value of the Collateral at such location exceeds $200,000.

4.	By no later than forty-five (45) days after the Closing Date, the Loan Parties shall deliver to Administrative Agent amended and restated Deposit Account Control Agreements for the below accounts held at PNC Bank, National Association: Account No. 10-2905-0137 owned by Holdings.

5.	By no later than three hundred sixty-five (365) days after the Closing Date, the Loan Parties shall deliver to Administrative Agent evidence that all deposit accounts (other than Excluded Accounts) have been closed and migrated to CIT and have met all other requirements set forth in Section 6.24.

Loan Parties’ failure to complete and satisfy any of the above obligations on or before the date indicated above (unless the date for completion of such obligation is otherwise extended at the sole discretion of Administrative Agent), shall constitute an immediate and automatic Event of Default.

Schedule 7.01

Indebtedness Existing on the Closing Date

1.	Each of the following earn-outs or holdbacks incurred in connection with merger and acquisition activity:

•	Health Technology Resources acquisition - $200,000 possible earnout
•	NorCal Respiratory, Inc. acquisition – $620,000 holdback.
•	Access Respiratory Home Care, L.L.C. acquisition – $1,300,000 holdback.
•	Oxygen Plus acquisition - $34,390 holdback.
•	Mayhugh Drugs, Inc. acquisition - $500,000 possible earnout.
•	Southeastern Biomedical Services, LLC acquisition – $100,000 possible earnout.
•	Thrift Home Care, Inc. acquisition - $97,500 holdback
•	Heckman Healthcare Service & Supplies, Inc. acquisition - $340,000 holdback.
•	At Home Health Equipment, LLC acquisition – $660,000 holdback.
•	Semo Drug-Care Plus of Mo, Inc. acquisition - $180,000 holdback.
•	Good Night Medical LLC and subsidiaries acquisition – $1,400,000 holdback
•	Hometown Medical LLC acquisition - $1,000,000 holdback and $100,000 employment related holdback.

Schedule 7.02

Liens Existing on the Closing Date1

1.	State Tax lien in favor of the Department of Labor, State of Georgia filed on 11/29/2018 at file number 201862914 against Care Medical of Athens Inc.

2.	State Tax lien in favor of State of Maine, Maine Revenue Services filed on 11/19/2018 at file number 0236907181113, 2018027024, 2018016961, BK 15002 PG 284 35355 against Costal Med Tech, Inc.

3.	Federal Tax lien in favor of Department of Treasury – Internal Revenue Service filed on 3/20/2017 at file number 2017003444 against Costal med Tech Inc.

4.	State Tax lien in favor of Ohio Department of Taxation filed on 8/7/2020 at 20 JC 086329 against Good Night Medical, LLC.

5.	State Tax lien in favor of Division of Employment Security State of Missouri filed on 6/2/2022 at 22DU-TJ00036 against Semo Drugs-Care Plus of Mo, Inc.

1 Loan Parties shall clean up such tax liens within forty-five (45) days after the Closing Date.

Schedule 7.03

Investments Existing on the Closing Date

None.

Schedule 12.02

Certain Addresses for Notices

If to Borrower Representative or the Loan Parties:

QHM Holdings Inc.

1019 Town Drive

Wilder, KY 41076

Attn: [REDACTED - contact persons name] and [REDACTED - contact persons name]

Email: [REDACTED - email address] and [REDACTED - email address]

with a copy (which shall not constitute notice) to:

Katz Teller

255 East Fifth Street, Suite 200

Cincinnati, OH 45202

Attn: [REDACTED - contact persons name]

Telephone No.: [REDACTED - number]

Email: [REDACTED - email address]

If to Administrative Agent:

CIT Bank, a division of First-Citizens Bank & Trust Company

11 West 42nd Street

New York, NY 10036

Attn: [REDACTED - contact persons name]

Email: [REDACTED - email address]

with a copy (which shall not constitute notice) to:

CIT Bank, a division of First-Citizens Bank & Trust Company

11 West 42nd Street

New York, NY 10036

Attn: [REDACTED - contact persons name]

Email: [REDACTED - email address]

and

Waller Lansden Dortch & Davis, LLP

511 Union Street, Suite 2700

Nashville, TN 37219

Attn: [REDACTED - contact persons name]

Telephone No.: [REDACTED - number]

Email: [REDACTED - email address]

Waller Lansden Dortch & Davis, LLP

511 Union Street, Suite 2700

Nashville, TN 37219

Attn: [REDACTED - contact persons name]

Telephone No.: [REDACTED - number]

Email: [REDACTED - email address]

EXHIBIT A-1

TO CREDIT AND GUARANTY AGREEMENT

FORM OF LOAN NOTICE

__________________, 20___

Reference is made to the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 2022] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

Pursuant to Section 2.02 of the Credit Agreement, Borrowers desire that Lenders make the following Loans to Borrowers in accordance with the applicable terms and conditions of the Credit Agreement on _______________, 20__:

1.	Term Loans

Base Rate Loans:	$[___,___,___]

Term SOFR Loans, with an initial Interest Period of ________ month(s):	$[___,___,___]

2.	Revolving Loans

Base Rate Loans:	$[___,___,___]

Term SOFR Loans, with an initial Interest Period of ________ month(s):	$[___,___,___]

Borrower Representative hereby certifies that all of the representations and warranties and other conditions to lending specified in [Section 4.01] [Section 4.02] and Article 5 of the Credit Agreement are true and correct and satisfied as of the date hereof.

Pursuant to Section 2.02 of the Credit Agreement, Borrowers desire to convert or to continue the following Loans, each such conversion and/or continuation to be effective as of _________, 20__:

1.	Term Loans

$[___,___,___]	Term SOFR Loans to be continued with Interest Period of [____] month(s)

$[___,___,___]	Base Rate Loans to be converted to Term SOFR Loans with Interest Period of [____] month(s)

$[___,___,___]	Term SOFR Loans to be converted to Base Rate Loans

A-1-1

2.	Revolving Loans:

$[___,___,___]	Term SOFR Loans to be continued with Interest Period of [____] month(s)

$[___,___,___]	Base Rate Loans to be converted to Term SOFR Loans with Interest Period of [____] month(s)

$[___,___,___]	Term SOFR Loans to be converted to Base Rate Loans

Borrower Representative hereby certifies that as of the date hereof, no event has occurred and is continuing or would result from the consummation of the conversion and/or continuation contemplated hereby that would constitute an Event of Default or a Default.

[Borrower Representative hereby authorizes and directs the Administrative Agent to disburse the proceeds of the Loans described above pursuant to the funds flow memorandum set forth on Exhibit A attached hereto. Upon such disbursement, the Loans shall be deemed fully funded and interest shall commence to accrue at the rate specified in the Credit Agreement.]

(Signature Page Follows)

A-1-2

The foregoing is made and delivered as of the date first set forth above.

Borrower Representative:	QMH HOLDINGS INC., a Delaware corporation

By:
Name:
Title:

A-1-3

EXHIBIT A-2

TO

CREDIT AND GUARANTY AGREEMENT

FORM OF SWINGLINE LOAN NOTICE

__________________, 20___

Reference is made to the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 2022] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

Pursuant to Section 2.04(b) of the Credit Agreement, Borrowers desire that Lenders make the following Loans to Borrowers in accordance with the applicable terms and conditions of the Credit Agreement on _______________, 20__:

1.	Swingline Loans	$[___,___,___]

Borrower Representative hereby certifies that all of the representations and warranties and other conditions to lending specified in Section 2.04(a), Section 4.02 and Article 5 of the Credit Agreement are true and correct and satisfied as of the date hereof.

(Signature Page Follows)

The foregoing is made and delivered as of the date first set forth above.

A-2-1

Borrower Representative:	QMH HOLDINGS INC., a Delaware corporation

By:
Name:
Title:

A-2-2

EXHIBIT B-1
TO CREDIT AND GUARANTY AGREEMENT

FORM OF REVOLVING NOTE

$[___,___,___]
[__________, 20__]	New York, New York

FOR VALUE RECEIVED, each of the undersigned (each, together with any other Person becoming a “Borrower” under the Credit Agreement, being a “Borrower” and collectively, the “Borrowers”), jointly and severally, promises to pay [NAME OF LENDER] (“Payee”) or its registered assigns, in accordance with the terms of the Credit Agreement (as defined below) the lesser of (a) [DOLLARS] ($[___,___,___]) and (b) the unpaid principal amount of all advances made by Payee to Borrowers as Revolving Loans under the Credit Agreement referred to below.

Borrowers also jointly and severally promise to pay interest on the unpaid principal amount of each Revolving Loan, from the date of such Revolving Loan until such principal amount is paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 2022] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among Borrowers, such other Persons joined thereto as a Borrower from time to time, the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Credit Agreement.

This Note is one of the “Revolving Notes” and is issued pursuant to and is entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Loans evidenced hereby were made and are to be repaid.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the Administrative Agent’s Office or at such other place as is set forth in the Credit Agreement or as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment and Assumption effecting the assignment or transfer of the obligations evidenced hereby shall have been accepted by Administrative Agent and recorded in the Register, each Borrower, Administrative Agent and Lenders shall be entitled to deem and treat Payee as the owner and holder of this Note and the obligations evidenced hereby for the purpose of receiving payment of, or on account of, the principal, interest and other amounts due on this Note and for all other purposes, notwithstanding notice to the contrary (subject to the rights of any collateral assignee of this Note as set forth in Section 12.07(c) of the Credit Agreement).

This Note is subject to mandatory prepayment and to prepayment at the option of each of the undersigned Borrowers, in each case, as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE UNDERSIGNED BORROWERS AND PAYEE HEREUNDER, AND ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, FEDERAL LAW AND THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION).

B-1-1

Upon the occurrence and during the continuance of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement and the other Loan Documents.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrowers, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed in the Credit Agreement.

Borrowers hereby jointly and severally promise to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. Each of the undersigned Borrowers and any endorsers of this Note hereby consents to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waives diligence, presentment, protest, demand notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-1-2

IN WITNESS WHEREOF, each of the undersigned has caused this Revolving Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[BORROWER NAME], a [_________________]

By:
Name:
Title:

[BORROWER NAME], a [_________________]

By:
Name:
Title:

B-1-3

TRANSACTIONS ON REVOLVING NOTE

Date	Amount of Loan Made This Date	Amount of Principal Paid This Date	Outstanding Principal Balance This Date	Notation Made By

B-1-4

EXHIBIT B-2
TO CREDIT AND GUARANTY AGREEMENT

FORM OF TERM NOTE

$[___,___,___]
[__________, 20___]	New York, New York

FOR VALUE RECEIVED, each of the undersigned (each, TOGETHER WITH ANY OTHER Person becoming a “Borrower” under the Credit Agreement, being a “Borrower” and collectively, the “Borrowers”), jointly and severally, promises to pay [NAME OF LENDER] (“Payee”) or its registered assigns, in accordance with the terms of the Credit Agreement (as defined below), the principal amount of [DOLLARS] ($[___,___,___]).

Borrowers also jointly and severally promise to pay interest on the unpaid principal amount hereof, from the date of such Loan until such principal amount is paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 2022] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among Borrowers, such other Persons joined thereto as a Borrower from time to time, the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Credit Agreement.

This Note is one of the “Term Notes” and is issued pursuant to and is entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Term Loan evidenced hereby was made and is to be repaid.

Borrowers shall make scheduled principal payments on this Note as set forth in Section 2.07(b) of the Credit Agreement.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the Administrative Agent’s Office or at such other place as is set forth in the Credit Agreement or as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment and Assumption effecting the assignment or transfer of the obligations evidenced hereby shall have been accepted by Administrative Agent and recorded in the Register, the Borrowers, Administrative Agent and Lenders shall be entitled to deem and treat Payee as the owner and holder of this Note and the obligations evidenced hereby for the purpose of receiving payment of, or on account of, the principal, interest and other amounts due on this Note and for all other purposes, notwithstanding notice to the contrary (subject to the rights of any collateral assignee of this Note as set forth in Section 12.07(c) of the Credit Agreement).

This Note is subject to mandatory prepayment and to prepayment at the option of each of the undersigned Borrowers, in each case, as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE UNDERSIGNED BORROWERS AND PAYEE HEREUNDER, AND ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, FEDERAL LAW AND THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION).

B-2-1

Upon the occurrence and during the continuance of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement and the other Loan Documents.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrowers, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed in the Credit Agreement.

Borrowers hereby jointly and severally promise to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. Each of the undersigned Borrowers and any endorsers of this Note hereby consents to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waives diligence, presentment, protest, demand notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-2-2

IN WITNESS WHEREOF, each of the undersigned has caused this Term Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[BORROWER NAME], a [_________________]

By:
Name:
Title:

[BORROWER NAME], a [_________________]

By:
Name:
Title:

B-2-3

EXHIBIT B-3
TO CREDIT AND GUARANTY AGREEMENT

FORM OF SWINGLINE NOTE

$[___,___,___]
[__________, 20__]	New York, New York

FOR VALUE RECEIVED, each of the undersigned (each, together with any other Person becoming a “Borrower” under the Credit Agreement, being a “Borrower” and collectively, the “Borrowers”), jointly and severally, promises to pay CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY (“Payee”) or its registered assigns, in accordance with the terms of the Credit Agreement (as defined below) the lesser of (a) [DOLLARS] ($[___,___,___]) and (b) the unpaid principal amount of all advances made by Payee to Borrowers as Swingline Loans under the Credit Agreement referred to below.

Borrowers also jointly and severally promise to pay interest on the unpaid principal amount of each Swingline Loan, from the date of such Swingline Loan until such principal amount is paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 2022] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among Borrowers, such other Persons joined thereto as a Borrower from time to time, the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Credit Agreement.

This Note is one of the “Swingline Notes” and is issued pursuant to and is entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Loans evidenced hereby were made and are to be repaid.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the Administrative Agent’s Office or at such other place as is set forth in the Credit Agreement or as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Unless and until an Assignment and Assumption effecting the assignment or transfer of the obligations evidenced hereby shall have been accepted by Administrative Agent and recorded in the Register, each Borrower, Administrative Agent and Lenders shall be entitled to deem and treat Payee as the owner and holder of this Note and the obligations evidenced hereby for the purpose of receiving payment of, or on account of, the principal, interest and other amounts due on this Note and for all other purposes, notwithstanding notice to the contrary (subject to the rights of any collateral assignee of this Note as set forth in Section 12.07(c) of the Credit Agreement).

This Note is subject to mandatory prepayment and to prepayment at the option of each of the undersigned Borrowers, in each case, as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE UNDERSIGNED BORROWERS AND PAYEE HEREUNDER, AND ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, FEDERAL LAW AND THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD CALL FOR THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION).

B-3-1

Upon the occurrence and during the continuance of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement and the other Loan Documents.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrowers, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed in the Credit Agreement.

Borrowers hereby jointly and severally promise to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note. Each of the undersigned Borrowers and any endorsers of this Note hereby consents to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waives diligence, presentment, protest, demand notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-3-2

IN WITNESS WHEREOF, each of the undersigned has caused this Swingline Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

[BORROWER NAME], a [_________________]

By:
Name:
Title:

[BORROWER NAME], a [_________________]

By:
Name:
Title:

B-3-3

TRANSACTIONS ON SWINGLINE NOTE

Date	Amount of Loan Made This Date	Amount of Principal Paid This Date	Outstanding Principal Balance This Date	Notation Made By

B-3-4

EXHIBIT C
TO CREDIT AND GUARANTY AGREEMENT

form of COMPLIANCE CERTIFICATE

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:

1.	I am a Responsible Officer of Borrower Representative.

2.            I have reviewed the terms of that certain Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner, and I have made, or have caused to be made under my supervision, a review in reasonable detail of the transactions and condition of the Loan Parties and their Subsidiaries during the accounting period covered by the attached financial statements. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

3.            The examination described in paragraph 2 above did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default or Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate, except as set forth in a separate attachment, if any, to this Certificate, describing in reasonable detail, the nature of the condition or event, the period during which it has existed and the action which the applicable Loan Party has taken, is taking, or proposes to take with respect to each such condition or event.

4.            The financial statements delivered with this Certificate present fairly in all material respects the financial condition and results of operations of the Consolidated Group, on a consolidated and consolidating basis, in accordance with IFRS consistently applied, subject, in the case of quarterly financial statements, to normal year-end audit adjustments and the absence of footnotes. No change in IFRS or the application thereof has occurred since the Closing Date which affects the financial statements delivered with this Certificate [or, if such change in IFRS or in the application thereof has occurred, include a statement describing the effect of such change on the financial statements accompanying this Certificate].

5.            No supplement to the Security Agreement or Schedules 5.13, 5.17, 5.20(a), 5.20(b), 5.20(c), 5.24, 5.25, or 5.37 is necessary to ensure that such schedules will be accurate and complete as of the date hereof [or, if such changes or supplements are necessary, include supplemental versions of any applicable schedules with this Certificate].

6.            Since the Closing Date and except as disclosed in the immediately prior Compliance Certificate delivered to Administrative Agent, there has been no material change in the Loan Parties’ insurance coverage [except as follows _______________________________].

7.            Since the Closing Date and except as disclosed in prior Compliance Certificates delivered to Administrative Agent or otherwise in writing to Administrative Agent, the Loan Parties have not formed or acquired any Subsidiary [except as follows _______________________________].

[The remainder of this page is left blank intentionally.]

The foregoing certifications, together with the computations set forth in the Annex A hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered [_________, 20__] pursuant to Section 6.02(b) of the Credit Agreement.

QMH HOLDINGS INC., a Delaware corporation

By:
Name:
Title:

ANNEX A
TO COMPLIANCE CERTIFICATE

FOR THE FISCAL [QUARTER] [YEAR] ENDING [mm/dd/yy].

Consolidated EBITDA[1] Consolidated EBITDA for the applicable Test Period is calculated as follows:

"Test Period": [__________] – [__________][2]

	the net income of the Consolidated Group on a consolidated basis for such period excluding (a) the income (or deficit) of any Person (other than a Subsidiary of a Borrower) in which a Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by such Borrower or such Subsidiary in the form of cash dividends or similar cash distributions, and (b) the undistributed earnings of any Subsidiary of the Borrower to the extent that the declaration of payment or dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation, governing document or Law applicable to such Subsidiary (“Consolidated Net Income”)	_____________
Plus:

To the extent included in determining and not already added back in calculating Consolidated Net Income, the sum (without duplication) of:

the interest expense (including any rent expense for such period under Capital Leases that is treated as interest in accordance with IFRS) of the Consolidated Group for such period with respect to all outstanding Indebtedness of the Consolidated Group (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, net costs under Hedge Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with IFRS, and all amounts owed pursuant to Section 2.08(a) and (b)) of the Credit Agreement (“Consolidated Interest Charges”)

_____________

1 Notwithstanding anything to the contrary contained in the definition of Consolidated EBITDA or the definition of Consolidated Net Income, in no event shall any lost revenues (or losses arising therefrom) resulting from any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to COVID‐19 or other epidemiological conditions or pandemics (such as downturns in the financial markets or economic conditions generally resulting therefrom) be added back to (or not excluded from) Consolidated Net Income in the determination of Consolidated EBITDA or otherwise included as an increase to Consolidated Net Income or Consolidated EBITDA

2 To be calculated for the most recently completed four (4) Fiscal Quarters of the Consolidated Group

Plus:	the provision for federal, state, local and foreign income taxes payable by the Consolidated Group for such period	_____________
Plus:	the amount of depreciation and amortization expense for such period	_____________
Plus:	other non-cash charges, expenses or losses (provided, in each case, that if any non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and including amortization of any prepaid cash item that was paid in a prior period)	_____________
Plus:	non-cash compensation expenses arising from the sale of Capital Stock, the granting of options to purchase Capital Stock, the granting of appreciation rights in respect of Capital Stock and similar arrangements for such period	_____________
Plus:	in connection with any Permitted Acquisition, all reasonable, out-of-pocket transaction fees, costs and expenses payable to third parties incurred during such period; provided,(A) to the extent Total Consideration for such Permitted Acquisition is less than $7,500,000, the amount added back with respect to any individual Permitted Acquisition shall not exceed $200,000, (B) to the extent Total Consideration for such Permitted Acquisition is equal to or exceeds $7,500,000, the amount added back with respect to any individual Permitted Acquisition shall not exceed 5.0% of the Total Consideration, (C) the aggregate amount added back during any period pursuant to the immediately preceding clauses (A) and (B) shall not exceed $4,000,000, and (D) such fees, costs, and expenses were incurred within one hundred eighty (180) days of closing such Permitted Acquisition	_____________
Plus:	the impairment of goodwill and other intangibles during such period	_____________
Plus:	any other non-cash or one time charges agreed to in writing by Administrative Agent in its reasonable discretion	_____________
Plus:	accretion expenses related to Indebtedness issuance costs; provided, the amount added back pursuant to this clause and clauses (x) and (xi) hereof shall not exceed $1,250,000 in the aggregate for any such period	_____________
Plus:	any losses from discontinued operations; provided, the amount added back pursuant to this clause and clauses (ix) and (xi) of the definition of Consolidated EBITDA shall not exceed $1,250,000 in the aggregate for any such period	_____________
Plus:	Internal Revenue Code Section 338(h)(10) incurred in connection with any prior acquisition by the Consolidated Group; provided, the amount added back pursuant to this clause and clauses (ix) and (x) of the definition of Consolidated EBITDA shall not exceed $1,250,000 in the aggregate for any such period	_____________
Plus:	non-recurring items such as restructuring, acquisition costs, severance and other items agreed to by the Administrative Agent in its reasonable discretion (provided, such items shall not exceed five percent (5.0%) of Consolidated EBITDA)	_____________

Plus:	costs incurred in connection with the one-time consolidation and integration of the Loan Parties’ medical billing systems; provided, (A) such costs shall only be added back for the twenty-four (24) month period beginning on the date written notice from the Borrower Representative has been delivered to the Administrative Agent confirming that such consolidation and integration has been initiated and (B) the amount added back pursuant to clause (xiii) of the definition of Consolidated EBITDA shall not exceed $2,000,000 in the aggregate during such twenty-four (24) month period		_____________
Plus:	fees, costs and expenses related to or incurred during such period in connection with entering into the Credit Agreement and the other Loan Documents in an aggregate amount not to exceed $[1,500,000];		_____________
Minus:

To the extend included in calculating such Consolidated Net Income, the sum (without duplication) of:

for any period, the interest income of the Consolidated Group for such period, determined on a consolidated basis (“Consolidated Interest Income”)

_____________
Minus:	income tax credits (to the extent not netted from income taxes payable)		_____________
Minus:	any extraordinary, unusual or non-recurring income receipts or gains (including gains on the sale of assets outside the ordinary course of business) and related tax effects thereon		_____________
Minus:	any gains from discontinued operations		_____________
Minus:	other non-cash income, receipts of gains (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period)		_____________

Equals:	Test Period Consolidated EBITDA[3]	(A)	_____________

Consolidated Total Net Leverage Ratio

Consolidated Total Leverage Ratio Test Date ("LR Test Date"): [__________][4]
	Consolidated Funded Indebtedness as of LR Test Date		_____________
Minus:	The aggregate amount of Unrestricted Cash as of the LR Test Date in an aggregate amount not to exceed $5,000,000		_____________
Equals:	Consolidated Total Net Leverage Ratio numerator	(B)	_____________

To:	(C) Test Period Consolidated EBITDA		_____________

	Consolidated Total Leverage Ratio: ratio of (B) to (C)		_____________

3 Each element to be calculated for the Consolidated Group on a consolidated basis (without duplication) and in accordance with IFRS

4 To be calculated as of the most recently ended Fiscal Quarter of the Consolidated Group

Consolidated Fixed Charges Coverage Ratio

	(D) Test Period Consolidated EBITDA		_____________
Minus:	any Consolidated Capital Expenditure to the extent not financed with Funded Indebtedness within ninety (90) days after the incurrence of the Capital Expenditure (excluding any Funded Indebtedness included as part of the determination of Revolving Exposure) (“Consolidated Unfinanced Capital Expenditure”) made in such period		_____________
Minus:	taxes, along with tax distributions, paid in cash for such period		_____________
Minus	Payments in respect of Capital Leases of medical equipment made in such period		_____________
Equals:	Fixed Charges Coverage Ratio numerator	(F)	_____________

	cash portion of Consolidated Interest Charges for such period		_____________
Plus:	the sum of all scheduled payments of principal on Consolidated Funded Indebtedness scheduled to be paid for such period (excluding any payments in respect of Capital Leases of medical equipment made in such period) [5]		_____________
Plus:	Restricted Payments paid in cash during such period		_____________
Plus:	the amount of all scheduled fees to be paid to Administrative Agent and the Lenders for such period		_____________
Equals:	Consolidated Fixed Charges[6]	(G)	_____________

	Consolidated Fixed Charges Coverage Ratio: ratio of (F) to (G):		_____________

5 Such payments of principal scheduled to be paid (a) shall be determined without giving effect to any reduction of such scheduled payments resulting from the application of any voluntary or mandatory prepayments made during the applicable period, (b) shall be deemed to include the Attributable Indebtedness in respect of Capital Leases, Synthetic Leases and Sale and Leaseback Transactions, (c) shall not include any voluntary or mandatory prepayments made pursuant to Section 2.05 of the Credit Agreement, and (d) shall be determined without giving effect to the Following Business Day Convention

6 Each element to be calculated for the Consolidated Group on a consolidated (without duplication) and in accordance with IFRS

EXHIBIT D-1
TO CREDIT AND GUARANTY AGREEMENT

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Assignment”) is dated as of the Effective Date set forth below and is entered into by and between [_____________] (the “Assignor”) and [____________] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, the interest in and to all of the Assignor’s rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto that represents the amount and percentage interest identified below of all of the Assignor’s outstanding rights and obligations under the respective facilities identified below (including, to the extent included in any such facilities, letters of credit and swingline loans) (the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and the Credit Agreement, without representation or warranty by the Assignor.

1.	Assignor:	______________________

2.	Assignee:	______________________ [and is an Affiliate/Approved Fund7]

3.	Borrower(s):	______________________

4.	Administrative Agent:	CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as the administrative agent under the Credit Agreement

5.	Credit Agreement:	Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner, as amended, amended and restated, joined, supplemented or otherwise modified from time to time.

7 Select as applicable

D-1-1

6.	Assigned Interest:

Commitment/Loan Assigned	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[8]
___________[9]	$_________________	$_________________	___________%
___________	$_________________	$_________________	___________%
___________	$_________________	$_________________	___________%

Effective Date: ______________, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

7.	Assigned Interest:

Notice and Wire Instructions:

[NAME OF ASSIGNOR]	[NAME OF ASSIGNEE]

Notices:	Notices:

Attention:	Attention:
Telecopier:	Telecopier:

with a copy to:	with a copy to:

Attention:	Attention:
Telecopier:	Telecopier:

Wire Instructions:	Wire Instructions:

8 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

9 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g., “Revolving Loan Commitment,” “Term Loan Commitment,” etc.)

D-1-2

The Terms set forth in the Assignment are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNEE]

By:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title:

[Consented to and****] Accepted:

FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent [, L/C Issuer and Swingline Lender]

By:
Title:

[Consented to:*****]

QMH HOLDINGS INC., a Delaware
corporation

By:

Name:
Title:

****To be added only if the consent of the Administrative Agent, L/C Issuer or Swingline Lender, as applicable, is required by the terms of the Credit Agreement.

*****To be added only if the consent of the Borrower Representative is required by the terms of the Credit Agreement.

D-1-3

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT
AND ASSUMPTION AGREEMENT

1.	Representations and Warranties.

1.1            Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with any Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document delivered pursuant thereto, other than this Assignment (herein collectively the “Loan Documents”), or any collateral thereunder, (iii) the financial condition of the Loan Parties, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by any Loan Party, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2            Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it is an Eligible Assignee and is not an Affiliated Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement and other Loan Documents and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, the other Loan Documents and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision (v) if it is a Foreign Lender, attached to the Assignment is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (vi) it is not and will not be (A) an employee benefit plan subject to ERISA, (B) a plan or account subject to Section 4975 of the Internal Revenue Code; (C) an entity deemed to hold “plan assets” of any such plans or accounts for purposes of ERISA or the Internal Revenue Code; or (D) a “governmental plan” within the meaning of ERISA, and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at that time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.            Payments. All payments with respect to the Assigned Interests shall be made on the Effective Date as follows:

2.1            With respect to Assigned Interests for Term Loans, unless notice to the contrary is delivered to the Lender from the Administrative Agent, payment to the Assignor by the Assignee in respect of the Assigned Interest shall include such compensation to the Assignor as may be agreed upon by the Assignor and the Assignee with respect to all unpaid interest which has accrued on the Assigned Interest to but excluding the Effective Date. On and after the applicable Effective Date, the Assignee shall be entitled to receive all interest paid or payable with respect to the Assigned Interest, whether such interest accrued before or after the Effective Date.

D-1-4

2.2            With respect to Assigned Interests for Revolving Loans, from and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3.            General Provisions. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to conflict of laws principles thereof.

[The remainder of this page is left blank intentionally.]

D-1-5

EXHIBIT D-2

[Reserved]

D-2-1

EXHIBIT E
TO CREDIT AND GUARANTY AGREEMENT

FORM OF SOLVENCY CERTIFICATE

This Solvency Certificate (this “Certificate”), is executed and delivered pursuant to Section 4.01(u) of the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

The undersigned, solely in such undersigned’s capacity as Chief Financial Officer of Holdings, and not individually, hereby certifies to Administrative Agent, the Lenders and the L/C Issuers, on behalf of the Loan Parties, as follows:

1.            The undersigned is familiar with the business and financial position of Loan Parties. In reaching the conclusions set forth in this Certificate, the undersigned has made, or has caused to be made under such undersigned’s supervision, such other examinations, investigations and inquiries as is reasonable and necessary to enable the undersigned to express an informed opinion as to the matters referred to herein, having taken into account the nature of the particular business anticipated to be conducted by the Loan Parties after consummation of the transactions contemplated by the Credit Agreement;

2.            Both before and after giving effect to (a) the Loans to be made or extended on the Closing Date or such other date as Loans requested hereunder are made or extended, the issuance of the guaranties of the Obligations and the pledge of assets as security therefor by all of the Loan Parties, (b) the disbursement of the proceeds of such Loans pursuant to the instructions of the Loan Parties, (c) the consummation of the transactions contemplated in the Loan Documents, (d) the payment of any Restricted Payment and (e) the payment and accrual of all transaction costs in connection with the foregoing:

(i)            the fair value of the assets of the Loan Parties, individually and taken as a whole, exceed its liabilities, including contingent liabilities;

(ii)            the present fair saleable value of the assets of the Loan Parties, individually and taken as a whole, is not less than the amount that will be required to pay the probable liabilities of such Person or its debts as they become absolute and matured;

(iii)            the remaining capital of the Loan Parties, individually and taken as a whole, is not unreasonably small to conduct its business; and

(iv)           the Loan Parties, individually and taken as a whole, will not have incurred debts and does not have the present intent to incur debts, beyond its ability to pay such debts as they mature. In computing the amount of contingent liabilities of any Person on any date, such liabilities shall be computed at the amount that, in the judgment of the Administrative Agent, in light of all facts and circumstances existing at such time, represents the amount of such liabilities that reasonably can be expected to become actual or matured liabilities.

For purposes of this Certificate, in computing the amount of contingent liabilities at any time, such liabilities shall be computed at the amount that, in the judgment of Administrative Agent, in light of all facts and circumstances existing at such time, represents the amount of such liabilities that reasonably can be expected to become actual or matured liabilities.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first written above.

QUIPT HOME MEDICAL INC., a Delaware corporation

By:
Name:
Title: Chief Financial Officer

EXHIBIT F

[reserved]

F-1

EXHIBIT G-1
TO CREDIT AND GUARANTY AGREEMENT

form of U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code (the “Code”), (iii) it is not a ten percent shareholder of a Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to a Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrowers with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrowers and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrowers and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date: ________ __, 20[ ]

G-1-1

EXHIBIT G-2
TO CREDIT AND GUARANTY AGREEMENT

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code (the “Code”), (iii) it is not a ten percent shareholder of a Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to a Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: ________ __, 20[ ]

G-2-1

EXHIBIT G-3
TO CREDIT AND GUARANTY AGREEMENT

fORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code (the “Code”), (iv) none of its direct or indirect partners/members is a ten percent shareholder of a Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to a Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: ________ __, 20[ ]

G-3-1

EXHIBIT G-4
TO CREDIT AND GUARANTY AGREEMENT

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit and Guaranty Agreement, dated as of [_________, 20__] (as it may be amended, amended and restated, joined, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among QMH HOLDINGS INC., a Delaware corporation (“Quipt”), and such other Persons joined thereto as a Borrower from time to time (each a “Borrower” and together, the “Borrowers”), the Guarantors from time to time party thereto, including QUIPT HOME MEDICAL INC., a Delaware corporation (“Holdings”), the Lenders from time to time party thereto, and CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Sole Lead Arranger and Book Runner. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

Pursuant to the provisions of Section 3.01 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code (the “Code”), (iv) none of its direct or indirect partners/members is a ten percent shareholder of a Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to a Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrowers with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrowers and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrowers and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:
Name:
Title:

Date: ________ __, 20[ ]

G-4-1